Annual Report

March 31, 2009

Domestic Equity Funds

Ivy Dividend Opportunities Fund

Ivy Micro Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Value Fund

Global and International Funds

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Balanced Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Fixed-Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy Mortgage Securities Fund



IVY FUNDS®

PROVEN I FOCUSED I CONSTANT

IVY FUNDS
Contents

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus and current performance information, including current Lipper ranking information.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy International Balanced Fund

(UNAUDITED)


Ivy International Balanced Fund, Class A Shares(1) $12,703
MSCI AC World ex U.S.A. Index $9,728
J.P. Morgan Non-U.S. Government Bond Index $16,943
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average . $10,266
$40,000
$30,000
$20,000
$10,000
$0
9-30 1999
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-09	–39.70%	–38.96%	–36.50%	–39.78%	–35.72%	–35.95%
5-year period ended 3-31-09	–1.62%	–1.65%	–1.26%	—	—	–0.38%
10-year period ended 3-31-09	3.06%	—	—	—	—	—
Since inception of Class(3) through 3-31-09	—	–0.26%	0.11%	–21.69%	–18.66%	1.01%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C, and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus International Balanced Fund merged into the Ivy International Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy International Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy International Balanced Fund. If these expenses were reflected, performance shown would differ.



Henry J. Herrmann, CFA

Dear Shareholder:

Every generation faces great challenges and opportunities. A person born in 1909 would have faced huge obstacles two decades later as America's economy crashed into the Great Depression. At the time, at a point in life when many begin a career, the painful reality for younger adults was a decade of structural unemployment, loss of hope, and increasing global instability.

Since last September, it has become painfully apparent that America is being tested once again, in our jobs, as investors, as a global leader and as a culture. Greed, indifference and incompetence have shaken the global financial system to its core, while fear and political overreaction have paralyzed markets. It's distressing to see that, at times, rhetoric has substituted for sound policy, resulting in serious unintended consequences.

As you review the returns of your Ivy Fund(s) for the fiscal year ended March 31, 2009, we respectfully ask that you remember that a long-term perspective is an imperative part of a successful investment program. For the 12 months ended March 31, 2009, the Standard & Poor's 500 Index dropped 38.09 percent while the Barclays Capital Aggregate Bond Index rose 3.13 percent.

As with many aspects of life, financial decisions driven by emotion often do not generate the best results. While we cannot say for certain when the current financial crisis will begin to ebb, an objective reading of history has shown that yielding to despair over economic downturns is usually a losing strategy.

You'll see inside this report that this past fiscal year many of the Ivy Funds outpaced their Lipper peer group category and/or benchmark index on a relative basis. We know, however, such information is largely irrelevant to those of our shareholders who are struggling daily to pay mortgages, find new jobs or figure out how to cover anticipated health care and education bills.

The investment crisis of seven decades ago eventually brought out the best of America as well as a legacy of financial reform that, in 1940, included the law that created the modern mutual fund industry. It's not yet clear how or when Washington will come up with the right long-term answers to restore balance to our financial system and investor confidence, but we firmly believe in our country's enduring capacity to do so.

With the S&P 500 Index down 37 percent in calendar year 2008, the third worst annual return in the history of the index, and the U.S. recession now in its second year, it is tempting to say that we've seen the worst that this bear market can offer.

However we're not ready to state that unequivocally quite yet. It is clear that things now are less bad than they were, but the path to renewed growth has not yet been clearly defined.

Economic Snapshot

	3-31-09	3-31-08
U.S. unemployment rate	8.50%	5.10%
Inflation (U.S. Consumer Price Index)	–0.40%	4.90%
U.S. GDP	–6.10%	0.60%
30-year fixed mortgage rate	4.85%	5.63%
Oil price per barrel	$49.66	$101.58

Sources: Bloomberg, U.S. Department of Labor
All government statistics shown are subject to periodic revision.
The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As shown in the Economic Snapshot table above, the U.S. economy at March 31, 2009 is not in as good as shape as it was 12 months earlier. The unemployment rate is much higher. The economy is shrinking. For consumers, the good news is that inflation is lower and oil prices are roughly half what they were a year ago. Mortgage rates are also lower.

We believe that the investing and economic climate will get better in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Ivy Dividend Opportunities Fund



Below, David P. Ginther, CPA, portfolio manager of the Ivy Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. He has managed the Fund since its inception and has 14 years of industry experience.

David P. Ginther

Investment Style

○ Current ■ Historical

Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy Dividend Opportunities Fund **(Class A shares at net asset value)**	**–37.92%**
Benchmark(s) and/or Lipper Category	
Russell 1000 Index	**–38.28%**
(generally reflects the performance of stocks that represent the equity market)	
Lipper Equity Income Funds Universe Average	**–36.87%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

An extremely weak market environment

We lost slightly less money than our benchmark this past fiscal year (before taking into account the effects of the Fund's sales charge) and somewhat more than our Lipper peer group, but our results are nonetheless disappointing. Our positioning and stock selection in several sectors contributed to our relatively weak performance.

During the fiscal year, we saw oil reach an all-time high at more than $147 per barrel in mid-July before its unprecedented collapse to below $35 per barrel this past winter. As such, the energy sector underperformed as oil prices collapsed and the world moved into a recession. Another casualty of the weakening economic conditions was the commodity-related sectors; they were the best performers in the first half of the fiscal year before becoming some of the worst-performing sectors as the markets sold off. Energy-related services and engineering and construction stocks were especially hard hit. Our overweight position in the sector contributed to underperformance.

Tough times for dividends

Overall, the fiscal year was an exceptionally challenging time for dividend-paying stocks. Many financial sector firms such as large banks and industrial firms cut quarterly payouts to shareholders amid the worst U.S. recession since the 1970s, uncertainty regarding the effects of fiscal policy initiatives in Washington and a continuing global credit crunch. Every sector in the Russell 1000 posted declines for the fiscal year. Industrial firms in previously booming sectors such as farm equipment and railroads fell, and also were a source of underperformance.

We were defensively positioned, emphasizing stocks that we thought were less sensitive to the recession or, in the case of energy, have ample or growing free cash flow. Materials made the most significant positive contributions to the Fund's return, but this was more than offset by combined losses in every area of the Fund except consumer staples.

Going into the first calendar quarter of 2009, the Fund's financial sector positioning included a focus on banks that we thought would be a survivor. We were surprised by the severe depth of the recession, its continuing negative effects on bank balance sheets and loan losses, and the dividend cuts that hit nearly every major depository institution. We remain overweight energy and industrials. We are still very cautious on consumer discretionary spending due to the exceptionally weak job market and high consumer debt levels in a tight credit market.

Our continuing energy overweight is grounded in the belief that the current oil and gas oversupply problem is temporary, and that energy prices may steadily rebound over the next 12 to 18 months. OPEC has been more successful than expected in getting member countries to comply with oil export quotas, and this has helped oil recover to the $50 a barrel range from less than $35 a few months ago.

During much of the year, the Fund benefited from increasing its weighting in the consumer staples sector. More recently, as raw material costs have moderated, we feel consumer staples stocks could benefit from margin improvement even if global consumer demand remains lackluster. We continue to be cautious on consumer discretionary spending due to the weakening U.S. employment environment and high consumer debt levels in a tight credit market.

A global lack of confidence

The financial crisis that unfolded in September 2008 led the U.S. into a recession that spread into a severe worldwide downturn. The result was a pronounced decline in U.S. equity markets and even more in other parts of the world. The poor performance of the stock markets during the fiscal year was due in large part to the deterioration of the credit markets and lack of confidence in the financial system. The decline in credit quality was accompanied by slower economic growth. To help combat slowing economies, the Federal Reserve lowered interest rates and injected capital in an effort to improve conditions and avoid a financial crisis.

Our investment strategy has remained consistent as we continue to focus on total returns. We continue to look for companies that we believe have strong balance sheets and high free cash flow yield. Meanwhile, the Fund remains focused on the consumer staples and energy sectors as strong cash flow generators, while remaining underweighted in technology, health care and consumer discretionary.

Our outlook

We are concerned that the perfect storm caused by a deterioration of credit markets, weakening housing market, rising unemployment and lack of confidence in the financial system will continue through most of calendar year 2009. Furthermore, we believe the U.S. economy will continue to weigh on consumer spending. Also, the consumer is dealing with rising unemployment and tighter credit standards.

On a positive note, we have seen a worldwide response to the financial crisis. Stimulus packages have been announced in the U.S, Europe and Asia, and over the coming months will be implemented. Also, we have become less concerned over inflation as commodity prices have retrenched and global economies have continued to slow. However, in the year ahead, we believe dividend-paying stocks may face continued challenges. In February, Standard & Poor's said it expected dividends paid by large company stocks to decline 13.3 percent overall in calendar year 2009, the worst annual drop since 1942, when dividends fell 16.9 percent.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Dividend Opportunities Fund.

Asset Allocation



Stocks 90.50%

Cash and Cash Equivalents 9.50%

Stocks	90.50%
Energy	20.54%
Consumer Staples	18.64%
Industrials	13.17%
Information Technology	11.87%
Materials	7.06%
Health Care	6.47%
Financials	6.45%
Consumer Discretionary	3.81%
Telecommunication Services	1.28%
Utilities	1.21%
Cash and Cash Equivalents	**9.50%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	182/296	62
3 Year	79/234	34
5 Year	22/181	13

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Exxon Mobil Corporation	Energy
Abbott Laboratories	Health Care
Colgate-Palmolive Company	Consumer Staples
Microchip Technology Incorporated	Information Technology
Lorillard, Inc.	Consumer Staples
Philip Morris International Inc.	Consumer Staples
Schlumberger Limited	Energy
Monsanto Company	Materials
QUALCOMM Incorporated	Information Technology
Deere & Company	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Dividend Opportunities Fund

(UNAUDITED)



Ivy Dividend Opportunities Fund, Class A Shares(1) $10,040
Russell 1000 Index $9,342
Lipper Equity Income Funds Universe Average $9,824
$40,000
$30,000
$20,000
$10,000
$0
6-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-09	–41.49%	–41.00%	–38.33%	–41.55%	–37.60%	–37.79%
5-year period ended 3-31-09	–2.01%	–1.95%	–1.63%	—	—	–0.71%
10-year period ended 3-31-09	—	—	—	—	—	—
Since inception of Class[3] through 3-31-09	0.07%	0.03%	0.32%	–22.43%	–19.44%	1.24%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)6-30-03 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders)

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2009.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Dividend Opportunities Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 699.10	1.47%	$ 6.20
Class B	$1,000	$ 695.80	2.56%	$10.85
Class C	$1,000	$ 697.20	2.10%	$ 8.91
Class E	$1,000	$ 700.00	1.37%	$ 5.78
Class I	$1,000	$ 701.40	0.97%	$ 4.17
Class Y	$1,000	$ 700.10	1.25%	$ 5.36
Based on 5% Return[2]				
Class A	$1,000	$1,017.62	1.47%	$ 7.36
Class B	$1,000	$1,012.16	2.56%	$12.88
Class C	$1,000	$1,014.46	2.10%	$10.58
Class E	$1,000	$1,018.09	1.37%	$ 6.86
Class I	$1,000	$1,020.07	0.97%	$ 4.95
Class Y	$1,000	$1,018.68	1.25%	$ 6.36

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See accompanying "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Dividend Opportunities Fund *(in thousands)* MARCH 31, 2009

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.01%		
Lockheed Martin Corporation	22	$ 1,539
Raytheon Company	113	4,414
		5,953
Asset Management & Custody Banks – 0.67%		
AllianceBernstein Holding L.P.	90	1,321
Brewers – 1.26%		
Molson Coors Brewing Company, Class B	73	2,502
Communications Equipment – 4.80%		
Consolidated Communications Holdings, Inc.	192	1,971
Nokia Corporation, Series A, ADR	217	2,536
QUALCOMM Incorporated	128	4,969
		9,476
Computer Hardware – 1.51%		
Hewlett-Packard Company	93	2,977
Construction & Engineering – 1.96%		
Fluor Corporation	112	3,882
Construction & Farm Machinery & Heavy Trucks – 2.36%		
Deere & Company	142	4,663
Data Processing & Outsourced Services – 0.77%		
Visa Inc., Class A	28	1,529
Department Stores – 1.33%		
Nordstrom, Inc.	157	2,629
Distillers & Vintners – 1.58%		
Diageo plc, ADR	70	3,119
Diversified Banks – 0.86%		
U.S. Bancorp	116	1,694
Diversified Metals & Mining – 1.60%		
Rio Tinto plc, ADR	24	3,171
Electrical Components & Equipment – 1.51%		
Emerson Electric Co.	104	2,985
Fertilizers & Agricultural Chemicals – 2.65%		
Monsanto Company	63	5,231
Health Care Equipment – 2.53%		
Baxter International Inc.	18	932
Medtronic, Inc.	108	3,171
Stryker Corporation	26	890
		4,993
Hotels, Resorts & Cruise Lines – 0.46%		
Starwood Hotels & Resorts Worldwide, Inc.	72	908

COMMON STOCKS (Continued)	Shares	Value
Household Products – 4.64%		
Colgate-Palmolive Company	121	$ 7,140
Procter & Gamble Company (The)	43	2,022
		9,162
Hypermarkets & Super Centers – 0.48%		
Wal-Mart Stores, Inc.	18	943
Industrial Gases – 1.59%		
Air Products and Chemicals, Inc.	56	3,142
Industrial Machinery – 1.02%		
Illinois Tool Works Inc.	65	2,005
Integrated Oil & Gas – 5.83%		
BP p.l.c., ADR	74	2,978
Exxon Mobil Corporation	125	8,536
		11,514
Integrated Telecommunication Services – 1.28%		
AT&T Inc.	64	1,610
Iowa Telecommunications Services, Inc.	81	926
		2,536
Multi-Utilities – 1.21%		
Dominion Resources, Inc.	77	2,383
Oil & Gas Drilling – 0.64%		
Transocean Inc. (A)	21	1,263
Oil & Gas Equipment & Services – 7.31%		
Halliburton Company	176	2,718
National Oilwell Varco, Inc. (A)	96	2,756
Schlumberger Limited	134	5,441
Smith International, Inc.	86	1,840
Weatherford International Ltd. (A)	153	1,697
		14,452
Oil & Gas Exploration & Production – 3.13%		
Apache Corporation	55	3,554
XTO Energy Inc.	86	2,631
		6,185
Oil & Gas Storage & Transportation – 3.63%		
El Paso Pipeline Partners, L.P.	159	2,739
Enbridge Inc.	63	1,825
NuStar GP Holdings, LLC	127	2,617
		7,181
Other Diversified Financial Services – 1.22%		
J.P. Morgan Chase & Co.	91	2,408
Pharmaceuticals – 3.94%		
Abbott Laboratories	163	7,797
Property & Casualty Insurance – 2.14%		
ACE Limited	52	2,089
Travelers Companies, Inc. (The)	52	2,131
		4,220

COMMON STOCKS (Continued)	Shares	Value
Railroads – 3.31%		
Burlington Northern Santa Fe Corporation	40	$ 2,385
Union Pacific Corporation	101	4,160
		6,545
Restaurants – 2.02%		
McDonald's Corporation	73	3,992
Semiconductors – 3.37%		
Microchip Technology Incorporated	314	6,661
Soft Drinks – 3.31%		
Coca-Cola Company (The)	51	2,233
PepsiCo, Inc.	84	4,309
		6,542
Specialized Finance – 1.56%		
CME Group Inc.	13	3,092
Steel – 1.22%		
Nucor Corporation	63	2,410
Systems Software – 1.42%		
Microsoft Corporation	153	2,814
Tobacco – 7.37%		
Altria Group, Inc.	119	1,903
Lorillard, Inc.	108	6,646
Philip Morris International Inc.	169	6,008
		14,557
TOTAL COMMON STOCKS – 90.50%		**$178,837**

(Cost: $223,819)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 8.29%		
Deere & Company,		
0.450%, 4–6–09	$4,000	4,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
2.000%, 4–2–09	5,000	5,000
McCormick & Co. Inc.,		
0.400%, 4–1–09	3,378	3,378
Merck & Co., Inc.,		
0.250%, 4–20–09	4,000	3,999
		16,377
Master Note – 0.95%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (B)	1,883	1,883
TOTAL SHORT-TERM SECURITIES – 9.24%		**$ 18,260**

(Cost: $18,260)

TOTAL INVESTMENT SECURITIES – 99.74%		**$197,097**

(Cost: $242,079)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.26%		513
NET ASSETS – 100.00%		**$197,610**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 244,355
Gross unrealized appreciation	2,556
Gross unrealized depreciation	(49,814)
Net unrealized depreciation	$ (47,258)

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Micro Cap Growth Fund (UNAUDITED)


William Jeffery III


Kenneth F. McCain


Paul J. Ariano


Paul K. LeCoq


Carl Wiese

Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates.

Below, William Jeffery III, Kenneth F. McCain, Paul J. Ariano, CFA, Paul K. LeCoq and Carl Weise, CFA, portfolio managers of the Ivy Micro Cap Growth Fund, discuss the Fund's positioning, performance and results for the Fund's initial fiscal period from Feb. 17, 2009 to March 31, 2009.

Initial Fiscal Period Performance

From February 17, 2009 to March 31, 2009	
Ivy Micro Cap Growth Fund (Class A shares at net asset value)	–2.30%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index	–1.31%
(generally reflects the performance of smaller company stocks)	
Russell Micro Cap Growth Index	–1.70%
(generally reflects the performance of stocks in the smallest category of publicly traded companies)	
Lipper Small-Cap Growth Funds Universe Average	8.25%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Fund's returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are shown because the Fund's management team expects to typically invest in companies of more than one level of market capitalization.

A disappointing start

We are disappointed that the Fund lost more money than both of its benchmarks and its Lipper peer group during its initial start up phase of operations. As with any equity investment, especially small companies, we believe relative performance is best analyzed over a multi-year period. During the approximately six-week period ended March 31, 2009, we strove to build a portfolio that reflects our long-term investment strategy. It was an environment of extreme market stress, but also a time when we thought we could sow the seeds of opportunity.

Our investments in the health care sector declined during the period and were the largest detractor from the Fund's performance. The sector fell sharply amid uncertainty surrounding the potential for health care legislation and regulatory changes from Washington. In an environment characterized by few concrete details and policy ambiguity, some investors stepped to the sidelines. During the period, the Fund benefited from investments in the technology sector. The Fund was over-weighted to this sector versus the benchmark and stock selection was additive. Investments in the consumer discretionary sector were also additive, as consumer stocks rebounded during the period. Stock selection in the energy and financials sectors added to portfolio returns.

A recovery may be at hand

During the first calendar quarter of 2009, most stock market indices plunged to levels not seen in well over a decade. To us, broad declines were the culmination of a terrible market environment over the past 18 months marked by:

- Large established companies deteriorating quickly amid financial weakness.
- Brand name institutions being swallowed up and merged into their former competitors.
- Entire countries going bankrupt and others on the brink of bankruptcy.
- States and major U.S. cities running out of cash with which to meet obligations.
- Foreclosure rates that show no signs of abating, and increasing mortgage delinquency rates.
- Massive job layoffs and balance sheet restructuring.

Despite the negative environment, there were some positive signs as we began operations in February. Investors were encouraged by slightly brighter economic data (existing home sales, sentiment, durable goods orders, etc.), the implementation of financial rescue plans, and moderating rhetoric from Washington. The stock market began to recover on March 9 following a positive Treasury's discussion of financial assistance plans and better-than-expected economic reports.

Our outlook

Current portfolio structure reflects an emphasis on several long-term themes expected to benefit from the unfolding market environment. We see a positive long-term trend continuing to develop in the energy sector and so we continue to maintain a position in the group. While short-run demand destruction, deleveraging and a "speculative unwind" have negatively impacted the sector, we believe it remains tied to a global secular infrastructure theme. We also anticipate that health care companies will become important contributors to long-term performance and we expect to maintain an overweight target versus the Fund's benchmarks.

We think there's a clear, fundamental, positive case for health care companies as many are experiencing high relative profitability, attractive valuations and improving profit margins. Many factors continue to negatively impact household budgets, making stock selection extremely challenging and important within the consumer discretionary sector. Consumer confidence and spending have declined dramatically and the labor markets are suffering, making our current outlook for consumer-related companies quite bleak.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro cap stocks may carry more risk than investing in stocks of larger, more established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund.

Asset Allocation



Stocks 95.13%
Cash and Cash Equivalents 4.87%

Stocks	95.13%
Health Care	31.46%
Information Technology	29.29%
Consumer Discretionary	18.40%
Industrials	8.06%
Energy	5.14%
Financials	2.54%
Materials	0.24%
Cash and Cash Equivalents	**4.87%**

Top 10 Equity Holdings

Company	Sector
Phase Forward Incorporated	Health Care
Citi Trends Inc.	Consumer Discretionary
Ultimate Software Group, Inc. (The)	Information Technology
Auxilium Pharmaceuticals, Inc.	Health Care
InterMune, Inc.	Health Care
Neutral Tandem, Inc.	Information Technology
Questcor Pharmaceuticals, Inc.	Health Care
CommVault Systems, Inc.	Information Technology
NetLogic Microsystems, Inc.	Information Technology
NATCO Group Inc., Class A	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Cumulative Total Return[1]	Class A	Class B	Class C	Class Y	Class I
1-year period ended 3-31-09	—	—	—	—	—
5-year period ended 3-31-09	—	—	—	—	—
10-year period ended 3-31-09	—	—	—	—	—
Since inception of Class[2] through 3-31-09	–7.92%	–7.28%	–3.38%	–2.30%	–2.30%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. Class I and Class Y shares are not subject to sales charges.

(2)2-17-09 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders)

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance table does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 977.00	2.55%	$ 2.87
Class B	$1,000	$ 976.00	3.54%	$ 4.05
Class C	$1,000	$ 976.00	3.25%	$ 3.66
Class I	$1,000	$ 977.00	2.02%	$ 2.27
Class Y	$1,000	$ 977.00	2.27%	$ 2.57
Based on 5% Return[2]				
Class A	$1,000	$1,012.23	2.55%	$ 12.78
Class B	$1,000	$1,007.26	3.54%	$ 17.76
Class C	$1,000	$1,008.71	3.25%	$ 16.27
Class I	$1,000	$1,014.84	2.02%	$ 10.17
Class Y	$1,000	$1,013.60	2.27%	$ 11.38

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by the number of days in the period (42 days for the period Based on Actual Fund Return and 182 days for the period Based on 5% Return) ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Micro Cap Growth Fund *(in thousands)* MARCH 31, 2009

COMMON STOCKS	Shares	Value
Advertising – 1.05%		
MDC Partners Inc., Class A (A)	12	$ 39
Apparel Retail – 2.63%		
Citi Trends Inc. (A)	4	98
Apparel, Accessories & Luxury Goods – 2.84%		
True Religion Apparel, Inc. (A)	6	68
Volcom, Inc. (A)	4	38
		106
Application Software – 7.20%		
Blackbaud, Inc.	4	50
Guidance Software, Inc. (A)	6	23
Lawson Software, Inc. (A)	10	40
NetScout Systems, Inc. (A)	7	53
OPNET Technologies, Inc. (A)	1	7
Ultimate Software Group, Inc. (The) (A)	6	95
		268
Auto Parts & Equipment – 0.94%		
Westport Innovations Inc. (A)	7	35
Biotechnology – 7.01%		
Allos Therapeutics, Inc. (A)	12	75
Dyax Corp. (A)	11	27
Idenix Pharmaceuticals, Inc. (A)	7	22
InterMune, Inc. (A)	6	94
Pharmasset, Inc. (A)	4	43
		261
Broadcasting – 1.80%		
DG FastChannel, Inc. (A)	2	41
Global Traffic Network, Inc. (A)	9	26
		67
Cable & Satellite – 1.45%		
RRSat Global Communications Network Ltd.	5	54
Communications Equipment – 4.67%		
Blue Coat Systems, Inc. (A)	3	40
Cogo Group, Inc. (A)	7	43
Neutral Tandem, Inc. (A)	4	91
		174
Computer Storage & Peripherals – 2.01%		
Compellent Technologies, Inc. (A)	4	42
Netezza Corporation (A)	5	33
		75
Construction & Engineering – 1.69%		
Orion Marine Group, Inc. (A)	5	63
Distributors – 1.48%		
DXP Enterprises, Inc. (A)	5	55
Education Services – 2.28%		
Grand Canyon Education, Inc. (A)	4	67
K12 Inc. (A)	1	18
		85

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 2.74%		
Powell Industries, Inc. (A)	1	$ 39
Ultralife Corporation (A)	7	54
Yingli Green Energy Holding Company Limited, ADR (A)	2	9
		102
Health Care Equipment – 7.41%		
Greatbatch, Inc. (A)	2	29
Micrus Endovascular Corporation (A)	4	24
NuVasive, Inc. (A)	2	47
Quidel Corporation (A)	9	79
Somanetics Corporation (A)	4	62
Spectranetics Corporation (The) (A)	14	35
		276
Health Care Services – 4.75%		
athenahealth, Inc. (A)	1	26
CardioNet, Inc. (A)	2	42
Genoptix, Inc. (A)	3	71
Health Grades, Inc. (A)	18	38
		177
Health Care Supplies – 1.18%		
Rochester Medical Corporation (A)	4	44
Health Care Technology – 2.71%		
Phase Forward Incorporated (A)	8	101
Industrial Machinery – 0.73%		
Graham Corporation	3	27
Internet Software & Services – 4.59%		
comScore, Inc. (A)	3	40
Constant Contact, Inc. (A)	4	50
Omniture, Inc. (A)	6	81
		171
Investment Banking & Brokerage – 1.53%		
RiskMetrics Group, Inc. (A)	4	57
Life Sciences Tools & Services – 1.18%		
Bruker Corporation (A)	7	44
Movies & Entertainment – 1.42%		
Rentrak Corporation (A)	6	53
Oil & Gas Equipment & Services – 4.70%		
NATCO Group Inc., Class A (A)	4	82
Natural Gas Services Group, Inc. (A)	4	33
T–3 Energy Services, Inc. (A)	5	60
		175
Oil & Gas Exploration & Production – 0.43%		
Brigham Exploration Company (A)	9	16
Pharmaceuticals – 7.23%		
Auxilium Pharmaceuticals, Inc. (A)	3	94
Biodel Inc. (A)	3	16
Obagi Medical Products, Inc. (A)	7	38
Questcor Pharmaceuticals, Inc. (A)	18	89
SuperGen, Inc. (A)	18	32
		269

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 1.02%		
Webster Financial Corporation	9	$ 38
Research & Consulting Services – 0.46%		
Hill International, Inc. (A)	6	17
Restaurants – 2.50%		
BJ's Restaurants, Inc. (A)	3	36
McCormick & Schmick's Seafood		
Restaurants, Inc. (A)	4	15
Red Robin Gourmet Burgers, Inc. (A)	2	42
		93
Semiconductors – 6.69%		
Cavium Networks, Inc. (A)	3	37
Mellanox Technologies, Ltd. (A)	4	31
Microtune, Inc. (A)	18	32
Monolithic Power Systems, Inc. (A)	3	43
NetLogic Microsystems, Inc. (A)	3	85
Pericom Semiconductor Corporation (A)	3	21
		249
Specialty Chemicals – 0.24%		
Flotek Industries, Inc. (A)	6	9
Systems Software – 4.13%		
ArcSight, Inc. (A)	2	19
CommVault Systems, Inc. (A)	8	87
DemandTec, Inc. (A)	6	48
		154
Trucking – 2.44%		
Celadon Group, Inc. (A)	6	33
Marten Transport, Ltd. (A)	3	58
		91
TOTAL COMMON STOCKS – 95.13%		**$3,543**
(Cost: $3,588)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.65%		
Sonoco Products Co.,		
0.550%, 4–1–09	$173	173
Master Note – 3.57%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (B)	133	133
TOTAL SHORT-TERM SECURITIES – 8.22%		**$ 306**
(Cost: $306)		
TOTAL INVESTMENT SECURITIES – 103.35%		**$3,849**
(Cost: $3,894)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.35%)		(125)
NET ASSETS – 100.00%		**$3,724**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 3,898
Gross unrealized appreciation	248
Gross unrealized depreciation	(297)
Net unrealized depreciation	$ (49)

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Small Cap Value Fund



Below, Timothy J. Miller, portfolio manager of the Ivy Small Cap Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. He has managed the Fund for one year and has 30 years of industry experience.

Timothy J. Miller

Investment Style

○ Current ■ Historical

Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy Small Cap Value Fund (Class A shares at net asset value)	–23.84%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small company value-style stocks)	–38.92%
Lipper Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–39.40%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

This past fiscal year was characterized by a succession of downward market moves that may have hit a bottom in early March 2009. Global economic weakness brought on by a severe credit crisis led to near- unprecedented declines in markets across the world. The Fund was generally defensively positioned throughout the period, and this contributed to its ability to preserve significantly more capital than its Lipper peers and benchmark during the period.

Our stated strategy of identifying "low-expectation stocks with opportunity" proved to be fruitful in this environment. Consumer discretionary was the source of the greatest out-performance, followed by information technology, financials and energy. On the negative side of the ledger, the Fund underperformed in the utilities, consumer staples and health care sector. Our average cash position of about 12 percent also provided a bit of a cushion for the down market.

Washington addresses higher education funding, fueling an industy rally

In the consumer sector, our focus on identifying what we felt were attractively valued counter-cyclical industries and companies worked out. First and foremost, the for-profit education industry was identified as a group that has historically performed well in a recession. The stocks had been battered early in the year due to concerns over student-aid funding in a credit crunch environment. The federal government stepped in and addressed the funding issues with a number of measures that filled the void. This allowed the business to perform in its naturally counter-cyclical fashion and the stocks rallied accordingly. Our focus had been on those institutions providing shorter term technical degrees, health care degrees, and mechanical degrees. ITT Education, Corinthian Colleges, Inc., and Lincoln Education Services Corporation all performed very well during the year and the Fund had strong positive gains in all three stocks.

Countercyclical opportunities: Headlights and Hollywood

Two other groups identified with counter-cyclical economic behavior were the auto parts and repair industry and the movie theatre chains. The former generally benefits as a recession puts the brakes on new auto sales and forces consumers to spend more on maintenance and repair of existing vehicles. The theatre business provides a moderately priced form of near-home entertainment that typically does well in a recession as long as the movie product is desirable. Fortunately over the past year the studio output was well received, and our position in Regal Entertainment was up nicely. In the auto repair market, our primary holding was Monro Muffler and Brake, Inc. Other contributors in this sector that fit the counter-cyclical theme included 99 Cents Only Stores, the Cracker Barrel Old Country Store, Inc. restaurant chain, and Ameristar Casinos, Inc.

Information technology was the next largest sector contributor for the year. A sector that normally doesn't hold up too well in a global slowdown, the IT sector in this cycle was not burdened with the financial/balance sheet/funding concerns that beleaguered many other industries in this correction. Nevertheless, the business was still vulnerable to a slowdown and this concern created some good bargain shopping opportunities for us. The best performers for the year were Sybase, Inc., Nvidia Corporation, and PMC Sierra, Inc. We think Sybase, Inc. has a stable, cash generating legacy database business that is funding growth in mobile messaging market. PMC Sierra, Inc. and Nvidia Corporation are both semiconductor companies serving special niches in the market that are showing signs of early recovery, hence the recent strong gains in those stocks. We continue to have keen interest in the IT group given what we feel are strong balance sheets and cyclically depressed valuations, and expect to maintain an overweighting in the sector going forward.

Small banks did much better than big ones

The financial services sector is the epicenter of this global economic quake, and this sector accounted for an oversized 35 percent of the Russell 2000 Value Index during the fiscal year. We had a significantly lower weighting throughout the year and also benefited from strong stock selection, particularly in the insurance and banking groups. The strategy was to position the Fund in what we felt were higher quality companies where the industry duress had put undue pressure on the valuation of the stocks, creating an attractive risk/return opportunity. Examples included IPC Holdings Ltd. and RenaissanceRe Holdings Ltd. in the reinsurance space; and Bank of the Ozarks, Inc., First Financial Bankshares, and IBERIABANK Corporation. Significant positive gains were registered in Bank of the Ozarks, Inc. and IBERIABANK Corporation for the Fund. The outlook for the banking sector remains unsteady, in our view, but the small cap community banks in many cases are not burdened with as many issues as their larger brethren. We believe the survivors have an opportunity to gain meaningful market share and profit from the attractive spreads in the current interest rate curve. Other sector returns didn't deviate much from the index with the exception of utilities, where the Fund underperformed for the year. We were moderately underweight the sector, and had two poor performing stocks, Southwest Gas Corporation and MarkWest Energy, the latter of which was sold.

Our outlook

To us, the market's prospects over the next year appear improved. Stocks have fallen to valuations at the low end of historical ranges reflecting the magnitude of last year's correction. Expectations remain very well contained, in our opinion, as the market is still feeling the aftershocks of the rapid economic deceleration. We remain focused on identifying what we feel are the best low-expectation opportunities in our small cap universe.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments; or

may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Ivy Small Cap Value Fund

Asset Allocation



Stocks 89.30%

Cash and Cash Equivalents 10.70%

Stocks	**89.30%**
Financials	21.69%
Consumer Discretionary	20.84%
Information Technology	15.56%
Industrials	9.07%
Consumer Staples	6.01%
Materials	4.59%
Utilities	4.47%
Health Care	2.89%
Telecommunication Services	2.04%
Energy	1.78%
Semiconductors & Semiconductor Equipment	0.36%
Cash and Cash Equivalents	**10.70%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	9/329	3
3 Year	21/280	8
5 Year	48/218	22
10 Year	25/107	24

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Silgan Holdings Inc.	Materials
Monro Muffler Brake, Inc.	Consumer Discretionary
BJ's Wholesale Club, Inc.	Consumer Staples
Regal Entertainment Group	Consumer Discretionary
Cracker Barrel Old Country Store, Inc.	Consumer Discretionary
Ruddick Corporation	Consumer Staples
Sensient Technologies Corporation	Materials
IPC Holdings, Ltd.	Financials
Casey's General Stores, Inc.	Consumer Staples
tw telecom inc.	Telecommunication Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Small Cap Value Fund

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Ivy Small Cap Value Fund, Class A Shares(1) $14,893
Russell 2000 Value Index.................................. $14,174
Lipper Small-Cap Value Funds Universe Average $13,528
7-31 1999
7-31 2000
7-31 2001
7-31 2002
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-09	–28.22%	–27.73%	–24.46%	–27.82%	–23.26%	–23.46%
5-year period ended 3-31-09	–3.64%	–3.71%	–3.28%	—	—	–2.13%
10-year period ended 3-31-09	5.50%	—	—	—	—	—
Since inception of Class(4) through 3-31-09	—	–1.93%	–1.49%	–21.62%	–18.97%	–0.34%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Small Cap Value Fund

(UNAUDITED)

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 768.10	1.96%	$ 8.66
Class B	$1,000	$ 763.30	3.18%	$13.93
Class C	$1,000	$ 765.20	2.74%	$12.09
Class E**	$1,000	$ 770.50	1.30%	$ 5.75
Class I	$1,000	$ 770.90	1.18%	$ 5.22
Class Y	$1,000	$ 770.10	1.41%	$ 6.28
Based on 5% Return[2]				
Class A	$1,000	$1,015.18	1.96%	$ 9.87
Class B	$1,000	$1,009.09	3.18%	$15.87
Class C	$1,000	$1,011.25	2.74%	$13.78
Class E**	$1,000	$1,018.46	1.30%	$ 6.56
Class I	$1,000	$1,019.07	1.18%	$ 5.96
Class Y	$1,000	$1,017.88	1.41%	$ 7.16

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Small Cap Value Fund (in thousands) MARCH 31, 2009

COMMON STOCKS	Shares	Value
Airlines – 0.56%		
Delta Air Lines, Inc. (A)	125	$ 706
Alternative Carriers – 1.64%		
tw telecom inc. (A)	234	2,043
Apparel Retail – 1.01%		
Finish Line, Inc. (The), Class A	190	1,255
Apparel, Accessories & Luxury Goods – 1.01%		
Warnaco Group, Inc. (The) (A)	53	1,265
Application Software – 1.38%		
Lawson Software, Inc. (A)	108	460
TIBCO Software Inc. (A)	216	1,265
		1,725
Asset Management & Custody Banks – 2.18%		
Affiliated Managers Group, Inc. (A)	49	2,027
AllianceBernstein Holding L.P.	48	699
		2,726
Automotive Retail – 2.45%		
Monro Muffler Brake, Inc.	112	3,066
Casinos & Gaming – 2.36%		
Ameristar Casinos, Inc.	110	1,389
Pinnacle Entertainment, Inc. (A)	222	1,564
		2,953
Communications Equipment – 1.63%		
Avocent Corporation (A)	67	809
Tellabs, Inc. (A)	269	1,232
		2,041
Diversified Commercial & Professional Services – 1.17%		
Corrections Corporation of America (A)	115	1,471
Education Services – 2.25%		
Corinthian Colleges, Inc. (A)	65	1,272
Lincoln Educational Services Corporation (A)	84	1,546
		2,818
Electric Utilities – 3.13%		
Cleco Corporation	62	1,349
NV Energy, Inc.	134	1,261
UIL Holdings Corporation	31	681
Unitil Corporation	31	631
		3,922
Food Retail – 3.59%		
Casey's General Stores, Inc.	79	2,109
Ruddick Corporation	106	2,386
		4,495
Gas Utilities – 1.34%		
Southwest Gas Corporation	79	1,672

COMMON STOCKS (Continued)	Shares	Value
General Merchandise Stores – 2.20%		
99 Cents Only Stores (A)	138	$ 1,273
Fred's Inc., Class A	131	1,482
		2,755
Health Care Facilities – 0.61%		
AmSurg Corp. (A)	48	765
Homebuilding – 3.33%		
M.D.C. Holdings, Inc.	47	1,460
Pulte Homes, Inc.	128	1,399
Ryland Group, Inc. (The)	79	1,310
		4,169
Household Appliances – 0.52%		
Snap-on Incorporated	26	643
Human Resource & Employment Services – 2.09%		
Resources Connection, Inc. (A)	67	1,010
Watson Wyatt & Company Holdings, Inc., Class A	32	1,600
		2,610
Hypermarkets & Super Centers – 2.42%		
BJ's Wholesale Club, Inc. (A)	95	3,026
Integrated Telecommunication Services – 0.40%		
SureWest Communications	64	503
Investment Banking & Brokerage – 3.43%		
KBW, Inc. (A)	80	1,626
Piper Jaffray Companies (A)	47	1,211
Stifel Financial Corp. (A)	34	1,455
		4,292
IT Consulting & Other Services – 1.71%		
CACI International Inc, Class A (A)	33	1,189
Forrester Research, Inc. (A)	46	954
		2,143
Managed Health Care – 2.28%		
AMERIGROUP Corporation (A)	55	1,507
Coventry Health Care, Inc. (A)	104	1,348
		2,855
Metal & Glass Containers – 2.74%		
Silgan Holdings Inc.	65	3,428
Movies & Entertainment – 2.26%		
Regal Entertainment Group	211	2,830
Office REITs – 1.25%		
Digital Realty Trust, Inc.	47	1,569
Oil & Gas Exploration & Production – 1.78%		
Cabot Oil & Gas Corporation	43	1,006
Comstock Resources, Inc. (A)	41	1,216
		2,222

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 8.06%		
Bank of Marin Bancorp	3	$ 67
Bank of the Ozarks, Inc.	45	1,029
First Horizon National Corporation	110	1,184
Glacier Bancorp, Inc.	89	1,400
Home BancShares, Inc.	29	579
IBERIABANK Corporation	32	1,456
Pacific Continental Corporation	42	489
PacWest Bancorp	75	1,068
Sierra Bancorp	50	482
Texas Capital Bancshares, Inc. (A)	111	1,244
United Bankshares, Inc.	15	258
Wintrust Financial Corporation	67	822
		10,078
Reinsurance – 4.24%		
IPC Holdings, Ltd.	78	2,122
Platinum Underwriters Holdings, Ltd.	53	1,517
RenaissanceRe Holdings Ltd.	34	1,661
		5,300
Research & Consulting Services – 0.99%		
Duff & Phelps Corporation, Class A (A)	79	1,236
Residential REITs – 1.29%		
American Campus Communities, Inc.	93	1,611
Restaurants – 3.45%		
AFC Enterprises, Inc. (A)	97	438
Cracker Barrel Old Country Store, Inc.	96	2,738
Jack in the Box Inc. (A)	49	1,134
		4,310
Security & Alarm Services – 2.09%		
Brink's Company (The)	43	1,135
GEO Group, Inc. (The) (A)	111	1,476
		2,611
Semiconductor Equipment – 1.35%		
Lam Research Corporation (A)	37	831
Verigy Ltd. (A)	104	855
		1,686
Semiconductors – 5.39%		
Atmel Corporation (A).	453	1,645
Cirrus Logic, Inc. (A).	196	737
Cypress Semiconductor Corporation (A)	145	984
NVIDIA Corporation (A)	121	1,197
PMC-Sierra, Inc. (A)	271	1,730
Sigma Designs, Inc. (A)	37	455
		6,748
Specialized REITs – 0.40%		
Entertainment Properties Trust	32	501
Specialty Chemicals – 1.85%		
Sensient Technologies Corporation	98	2,308
Systems Software – 1.55%		
Sybase, Inc. (A)	64	1,942

COMMON STOCKS (Continued)	Shares	Value
Technology Distributors – 2.91%		
Anixter International Inc. (A)	27	$ 856
Arrow Electronics, Inc. (A)	66	1,252
Avnet, Inc. (A)	87	1,525
		3,633
Thrifts & Mortgage Finance – 0.84%		
First Niagara Financial Group, Inc.	96	1,051
Trucking – 2.17%		
Marten Transport, Ltd. (A)	89	1,653
Werner Enterprises, Inc.	70	1,062
		2,715
TOTAL COMMON STOCKS – 89.30%		**$111,698**
(Cost: $123,528)		

SHORT-TERM SECURITIE	Principal	
Commercial Paper – 9.65%		
Abbott Laboratories,		
0.320%, 4–14–09	$2,000	2,000
Baxter International Inc.,		
0.330%, 4–9–09	3,000	3,000
ConAgra Foods, Inc.,		
0.200%, 4–1–09	4,079	4,079
Merck & Co., Inc.,		
0.250%, 4–20–09	3,000	2,999
		12,078
Master Note – 1.23%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (B).	1,536	1,536
TOTAL SHORT-TERM SECURITIES – 10.88%		**$ 13,614**
(Cost: $13,614)		
TOTAL INVESTMENT SECURITIES – 100.18%		**$125,312**
(Cost: $137,142)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.18%)		**(227)**
NET ASSETS – 100.00%		**$125,085**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$	137,646
Gross unrealized appreciation		6,442
Gross unrealized depreciation		(18,776)
Net unrealized depreciation	$	(12,334)

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Value Fund



Below, Matthew T. Norris, CFA, portfolio manager of the Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. He has managed the Fund since its inception and has 17 years of industry experience.

Matthew T. Norris

Investment Style

○ Current ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy Value Fund (Class A shares at net asset value)	**–37.09%**
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index	**–42.41%**
(generally reflects the performance of value-style stocks)	
Lipper Large-Cap Value Funds Universe Average	**–39.88%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Global recession impacts equities

The economy, both domestic and global, led the equity markets on a dramatic path downward, particularly during the last half of the fiscal year. The weak economy and the dislocation in the U.S. financial system brought on some of the worst equity performances in modern history, as evidenced by the return of the index. The Fund's slight relative outperformance compared with the index was aided by stock selection and a generally defensive position for most of the year. Areas of strength for the Fund included insurance and capital goods, where our cautious approach avoided many poor performers in those areas. Good individual stock selection also helped preserve somewhat more capital in the real estate and banking areas.

Broadly, financials and consumer-facing areas were especially weak during the fiscal year. While we maintained a somewhat sizeable exposure to these areas, the impact was somewhat mitigated by our cautious approach. Although the Fund is typically close to fully invested, cash reserves were kept higher over most of the fiscal year. One of the Fund's larger areas of

focus has been energy, where our investments in pipeline companies have proven to be untimely. We do, however, believe it will be a good area for investment over the longer term.

An area of strength for the Fund during the period was insurance, where we believe there is tremendous value, and we avoided some high profile companies that severely underperformed. Generally, over the course of the fiscal year, technology, transportation and consumer staples sectors were overweight, while most financial sectors, retail, media and utilities were under-represented.

We continue to select investments one at a time, comparing where a stock is trading versus our evaluation of that company's intrinsic value. We then attempt to judge when and how that value will be realized before making an investment. This strategy has served us well historically and will continue to be employed.

Our outlook

We continue to see a large number of companies that we believe are trading at substantial discounts to their intrinsic value. Most of these ideas are in sectors which did poorly last year, and were underweighted in the Fund. Over time, we would expect to exit the defensive names and strategies that were emphasized during the latter part of the fiscal year and move into names which we believe offer better prospects going forward. As we find new ideas or sell existing positions, the sector weightings will likely change to reflect our viewpoint of individual investments.

It would seem nearly impossible to have a worse year than we have just experienced. That does not ensure that the coming fiscal period will bring a positive return, however. We believe that certain areas of the economy are beginning to improve, such as technology, insurance and some aspects of health care. Others seem likely to improve over time, including consumer staples and banking. Overall, the weak markets have left a large number of companies trading significantly below our estimate of their value. Our focus continues to be on high, free cash flow-yielding companies where we are able to identify what we feel is underlying value. We believe there are more opportunities today than at any time over the last five years.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Ivy Value Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation


Stocks 95.97%
Cash and Cash Equivalents 4.03%

Stocks	**95.97%**
Energy	22.91%
Financials	17.00%
Consumer Staples	11.30%
Health Care	11.02%
Industrials	10.90%
Information Technology	9.49%
Telecommunication Services	5.03%
Consumer Discretionary	3.89%
Materials	3.29%
Utilities	1.14%
Cash and Cash Equivalents	**4.03%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	124/589	22
3 Year	182/498	37
5 Year	192/415	47
10 Year	154/190	81

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Chevron Corporation	Energy
Travelers Companies, Inc. (The)	Financials
Verizon Communications Inc.	Telecommunication Services
McKesson Corporation	Health Care
Hewlett-Packard Company	Information Technology
Exxon Mobil Corporation	Energy
Annaly Capital Management, Inc.	Financials
AmerisourceBergen Corporation	Health Care
Molson Coors Brewing Company, Class B	Consumer Staples
Marathon Oil Corporation	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy Value Fund
(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Value Fund, Class A Shares(1) $7,331
Russell 1000 Value Index. $9,349
Lipper Large-Cap Value Funds Universe Average $9,067
9-30 1999
9-30 2000
9-30 2001
7-31 2002
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-09	–40.71%	–40.43%	–37.71%	–40.39%	–36.67%	–36.80%
5-year period ended 3-31-09	–6.07%	–6.12%	–5.79%	—	—	–4.71%
10-year period ended 3-31-09	–3.08%	—	—	—	—	—
Since inception of Class[4] through 3-31-09	—	–4.62%	–4.30%	–26.69%	–24.38%	–3.20%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 705.30	1.93%	$ 8.19
Class B	$1,000	$ 700.10	3.44%	$14.54
Class C	$1,000	$ 702.30	2.92%	$12.34
Class E**	$1,000	$ 707.50	1.29%	$ 5.46
Class I	$1,000	$ 708.50	1.14%	$ 4.87
Class Y	$1,000	$ 707.40	1.45%	$ 6.15
Based on 5% Return[2]				
Class A	$1,000	$1,015.30	1.93%	$ 9.67
Class B	$1,000	$1,007.79	3.44%	$17.17
Class C	$1,000	$1,010.39	2.92%	$14.58
Class E**	$1,000	$1,018.52	1.29%	$ 6.46
Class I	$1,000	$1,019.27	1.14%	$ 5.75
Class Y	$1,000	$1,017.72	1.45%	$ 7.26

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.62%		
Lockheed Martin Corporation (A)	8	$ 573
Raytheon Company	21	829
		1,402
Airlines – 0.66%		
Delta Air Lines, Inc. (B)	32	179
UAL Corporation (B)	17	76
		255
Asset Management & Custody Banks – 0.49%		
Blackstone Group L.P. (The)	26	191
Brewers – 2.92%		
Molson Coors Brewing Company, Class B	33	1,128
Communications Equipment – 1.95%		
Nokia Corporation, Series A, ADR	65	755
Computer Hardware – 6.19%		
Hewlett-Packard Company	47	1,504
International Business Machines Corporation (A)	9	891
		2,395
Consumer Finance – 1.14%		
Capital One Financial Corporation (A)	36	443
Department Stores – 1.82%		
Macy's Inc.	79	705
Diversified Chemicals – 0.30%		
Solutia Inc. (B)	61	114
Drug Retail – 2.72%		
CVS Corporation	38	1,053
Environmental & Facilities Services – 1.58%		
Waste Management, Inc.	24	612
Health Care Distributors – 7.17%		
AmerisourceBergen Corporation	38	1,244
McKesson Corporation (A)	44	1,531
		2,775
Home Improvement Retail – 1.92%		
Home Depot, Inc. (The)	31	740
Industrial Machinery – 2.36%		
Illinois Tool Works Inc.	30	913
Integrated Oil & Gas – 14.73%		
Chevron Corporation	35	2,320
Exxon Mobil Corporation (A)	20	1,335
Marathon Oil Corporation	41	1,083
Occidental Petroleum Corporation	15	835
Targa Resources Partners LP	14	126
		5,699

COMMON STOCKS (Continued)	Shares	Value
Integrated Telecommunication Services – 5.02%		
AT&T Inc.	7	$ 186
Verizon Communications Inc.	58	1,758
		1,944
Managed Health Care – 3.02%		
Coventry Health Care, Inc. (B)	14	184
UnitedHealth Group Incorporated (A)	44	917
WellPoint, Inc. (B)	2	68
		1,169
Metal & Glass Containers – 1.45%		
Pactiv Corporation (B)	39	562
Mortgage REITs – 3.31%		
Annaly Capital Management, Inc.	92	1,280
Multi-Utilities – 1.15%		
Duke Energy Corporation	31	443
Office Electronics – 1.35%		
Xerox Corporation	115	522
Oil & Gas Exploration & Production – 1.41%		
Devon Energy Corporation	12	545
Oil & Gas Storage & Transportation – 6.76%		
Boardwalk Pipeline Partners, LP (A)	21	460
Copano Energy, L.L.C., Units	5	71
DCP Midstream Partners, LP	3	42
Enterprise Products Partners L.P.	46	1,030
Kinder Morgan Energy Partners, L.P.	9	430
MarkWest Energy Partners, L.P.	7	81
Regency Energy Partners LP (A)	40	504
		2,618
Other Diversified Financial Services – 2.75%		
J.P. Morgan Chase & Co.	40	1,066
Packaged Foods & Meats – 2.26%		
Kraft Foods Inc.	39	874
Pharmaceuticals – 0.83%		
Johnson & Johnson	6	321
Property & Casualty Insurance – 6.96%		
ACE Limited	21	832
Travelers Companies, Inc. (The)	46	1,860
		2,692
Railroads – 2.68%		
Union Pacific Corporation	25	1,036
Regional Banks – 0.74%		
SunTrust Banks, Inc.	8	91
Zions Bancorporation	20	194
		285

COMMON STOCKS (Continued)	Shares	Value
Reinsurance – 1.61%		
Everest Re Group, Ltd.	7	$ 489
RenaissanceRe Holdings Ltd.	3	133
		622
Specialty Stores – 0.16%		
Office Depot, Inc. (B)	47	62
Tobacco – 3.40%		
Altria Group, Inc.	38	615
Philip Morris International Inc. (A).	20	701
		1,316
TOTAL COMMON STOCKS – 94.43%		$36,537
(Cost: $47,295)		
PREFERRED STOCKS – 1.54%		
Diversified Metals & Mining		
Freeport-McMoRan Copper & Gold Inc., 6.75% Cumulative Convertible	9	$ 594
(Cost: $449)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 0.87%		
Sonoco Products Co., 0.550%, 4–1–09	$340	340
Master Note – 3.03%		
Toyota Motor Credit Corporation, 1.271%, 4–1–09 (C)	1,171	1,171
TOTAL SHORT-TERM SECURITIES – 3.90%		$ 1,511
(Cost: $1,511)		
TOTAL INVESTMENT SECURITIES – 99.87%		$38,642
(Cost: $49,255)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.13%		52
NET ASSETS – 100.00%		$38,694

Notes to Schedule of Investments

(A) Securities serve as cover for the following written options outstanding at March 31, 2009:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Boardwalk Pipeline Partners, LP:	—*	May/22.5	$ 4	$ 3
Exxon Mobil Corporation:	—*	April/85.0	13	—*
	—*	July/75.0	12	12
International Business Machines Corporation:	—*	April/90.0	9	13
Lockheed Martin Corporation:	—*	April/85.0	3	—*
McKesson Corporation:	—*	May/45.0	6	1
Philip Morris International Inc.:	—*	June/40.0	8	4
Regency Energy Partners LP:	—*	May/12.5	2	3
UnitedHealth Group Incorporated:	1	April/30.0	13	1
			$70	$37

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Exxon Mobil Corporation:	—*	April/60.0	$ 9	$ 2
	—*	July/50.0	7	5
			$16	$ 7

*Not shown due to rounding.

(B) No dividends were paid during the preceding 12 months.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 50,291
Gross unrealized appreciation	2,462
Gross unrealized depreciation	(14,111)
Net unrealized depreciation	$ (11,649)

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund



Below, Michael L. Avery, portfolio manager of the Ivy Managed European/Pacific Fund and the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for each Fund for the fiscal year ended March 31, 2009. He has managed each Fund since its inception on April 2, 2007 and he has 30 years of industry experience.

Michael L. Avery

Investment Style

○ Current

Source: Morningstar, Inc.



This diagram shows the equity investment style and the size of companies, as measured by market capitalization, within each of the underlying funds that comprise the Ivy Managed European/Pacific Fund and/or the Ivy Managed International Opportunities Fund. The diagram reflects quarterly data for the past three years for the underlying funds.

1 Ivy International Balanced Fund
2 Ivy International Core Equity Fund
3 Ivy International Growth Fund
4 Ivy European Opportunities Fund
5 Ivy Pacific Opportunities Fund

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy Managed European/Pacific Fund (Class A shares at net asset value)	−43.93%
Benchmark(s)	
MSCI AC Asia ex Japan Index	−44.03%
(generally reflects the performance of Asian stocks, not including Japan)	
MSCI Europe Index	−49.91%
(generally reflects the performance of European stocks)	

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy Managed International Opportunities Fund (Class A shares at net asset value)	−40.20%
Benchmark(s)	
MSCI AC World ex-USA Index	−46.46%
(generally reflects the performance of overseas stocks)	

Past performance is not necessarily indicative of future performance. Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are shown for the Ivy Managed European/Pacific Fund because that Fund invests in multiple parts of the world outside the U.S. For additional performance information for each Fund, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Fund found on pages 35 and 36 through of this report.

Ivy Managed European/Pacific Fund: A shift from Europe to the Pacific

During the past fiscal year, within the Ivy Managed European/Pacific Fund, we shifted the fund mix from an approximate 60/40 percent split between Ivy European Opportunities Fund and Ivy Pacific Opportunities Fund to a 32.9/67.0 percent split in favor of the Ivy Pacific Opportunities Fund. This positioning helped us outpace our two regional benchmarks during the fiscal year (before taking into account the effect of sales charges). Overall, it was an exceptionally challenging period for developed and emerging overseas markets, many of which lost more money than the U.S. stock market.

While Europe was slipping into a deep recession, parts of Asia, led primarily by China, appear poised for renewed growth as governments inject many billions of dollars of stimulus spending to build up infrastructure and encourage domestic consumption. Weak performance of the underlying Ivy European Opportunities Fund relative to its peers was also a factor in reducing our exposure (See pages 46 and 47 for complete information on Ivy European Opportunities Fund's results for the fiscal year ended March 31, 2009).

A global financial crisis since September 2008 has pushed Europe into the worst recession since World War II, forcing companies to reduce output and staff. Unemployment in Europe could reach 10 percent in calendar year 2009, according to the Organization for Economic Cooperation and Development (OECD). Leaders from the G–20 group of emerging and developed nations met in London in early April 2009 to attempt to forge a common response to the crisis. The euro-area economy is expected to shrink 4.1 percent in calendar year 2009 even as governments spend billions to fight the recession, according to the OECD. As of March 2009, manufacturing and service industries had contracted for 10 straight months in Europe. Euro-area inflation, meanwhile, has slowed to its lowest rate in 18 years of record-keeping.

In the Asian-Pacific markets, high growth in domestic demand and the positive effects of global economic rebalancing are forces that we believe will ultimately reward investors. At the end of the fiscal year, the underlying Ivy Pacific Opportunities Fund was overweight industrials and information technology, and was underweight consumer staples and health care.

In the coming months, we believe China's GDP (gross domestic product) growth will be stronger than anywhere else in the world, and that other Asian countries will benefit. In fact, we believe that if current growth trends continue, within three years the size of China's economy will eclipse that of Japan, which is currently suffering a severe recession. Across Asia, we will closely monitor events to confirm that business profitability and productivity are benefiting from government spending and a shift toward greater domestic consumer consumption.

Ivy Managed International Opportunities Fund: An attempt to manage risks in an exceptionally weak equities market

This past fiscal year we allocated the greatest portion of the portfolio to Ivy International Balanced Fund (34.84 percent of net assets at March 31, 2009). This permitted the overall portfolio to gain exposure to international fixed-income markets that did well during the period, and helped the Fund outpace the MSCI AC World ex-USA benchmark.

Compared to our baseline target of a 20 percent allocation to each underlying Fund, we were substantially underweighted in Ivy European Opportunities Fund (9.83 percent of net assets at March 31, 2009). This positioning reflected our belief that the global financial crisis since September 2008 has pushed Europe into its worst recession in many decades, a downturn from which we believe Europe is not likely to quickly recover.

The overall portfolio was also slightly underweight Ivy International Growth Fund and Ivy Pacific Opportunities Fund for the fiscal year. Our positioning in Ivy International Core Equity Fund was higher than our baseline target (24.98 percent) as of March 31, 2009. (See Portfolio Highlights pie chart on page 34 for additional information).

Our outlook

As we look ahead, we are very mindful of many international headwinds, including:

- **The likelihood of a protracted period of economic contraction in Europe and certain export-driven markets in Asia such as Japan.** The worst of the credit crisis may be behind us, but we believe that problems remain for the global economy, and for corporate balance sheets.

- **Weak corporate earnings.** The recession is likely to weigh on 2009 profits for many multi-national firms. One question is whether heavy corporate cost-cutting since last September might be sufficient to help offset weakened demand.

- **The unintended consequences of government action.** From the soybean fields of Argentina to the natural gas fields of Russia, we are seeing what appears to be a new era of activist and interventionist government, and the potential for more social unrest. More decision-making is driven by domestic politics and protectionist sentiment rather than what might be best for global trade or the collective good of an integrated global economy.

- **Deleveraging in developed markets such as Europe.** We faced a near implosion of the global financial system last autumn. While conditions may have begun to stabilize, we think much of the global economy will continue to focus on paying down/resolving debt in the quarters ahead, with the exception of China, which appears to have ample cash to stimulate growth.

Each Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of each Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, a Fund's net asset value may fall as interest rates rise.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in each Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Managed European/ Pacific Fund or the Ivy Managed International Opportunities Fund.

Ivy Managed Funds

Ivy Managed European/Pacific Fund



Ivy Pacific Opportunities Fund, Class I 66.98%

Ivy European Opportunities Fund, Class I 32.88%

Cash and Cash Equivalents 0.14%

Ivy Pacific Opportunities Fund, Class I	66.98%
Ivy European Opportunities Fund, Class I	32.88%
Cash and Cash Equivalents	0.14%

Ivy Managed International Opportunities Fund



Ivy International Balanced Fund, Class I 34.84%

Ivy International Core Equity Fund, Class I 24.98%

Ivy Pacific Opportunities Fund, Class I 15.90%

Ivy International Growth Fund, Class I 14.33%

Ivy European Opportunities Fund, Class I 9.83%

Cash and Cash Equivalents 0.12%

Ivy International Balanced Fund, Class I	34.84%
Ivy International Core Equity Fund, Class I	24.98%
Ivy Pacific Opportunities Fund, Class I	15.90%
Ivy International Growth Fund, Class I	14.33%
Ivy European Opportunities Fund, Class I[1]	9.83%
Cash and Cash Equivalents	0.12%

(1)The current percentage of investments in the underlying fund is currently not within the target allocation range disclosed in the Fund's prospectus due to market movements; this percentage is expected to change over time, and deviation from the target allocation range is permitted by the prospectus due to market movements.

Ivy Managed European/Pacific Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
Ivy Managed European/Pacific Fund:
Class A Shares(1)(2) $5,425
Class B Shares(2) $5,628
Class C Shares(2) $5,646
Class E Shares(1)(2) $5,450
Class I Shares(2) $5,818
Class Y Shares(2) $5,772
MSCI Europe Index(3) $5,018
MSCI AC Asia ex Japan Index(3) $6,687
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Average Annual Total Return[4]	Class A	Class B	Class C	Class E[5]	Class I	Class Y
1-year period ended 3-31-09	–47.16%	–46.74%	–44.59%	–46.98%	–43.56%	–43.84%
5-year period ended 3-31-09	—	—	—	—	—	—
10-year period ended 3-31-09	—	—	—	—	—	—
Since inception of Class[6] through 3-31-09	–26.37%	–26.31%	–24.89%	–26.20%	–23.75%	–24.06%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Managed International Opportunities Fund

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009
Ivy Managed International Opportunities Fund:
Class A Shares(1)(2) $5,847
Class B Shares(2) $6,083
Class C Shares(2) $6,089
Class E Shares(1)(2) $5,859
Class I Shares(2) $6,260
Class Y Shares(2) $6,206
MSCI AC World ex U.S.A. Index(3) $5,468

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the index (including income) are not available, investment in the index was effected as of March 31, 2007.

Average Annual Total Return[4]	Class A	Class B	Class C	Class E[5]	Class I	Class Y
1-year period ended 3-31-09	–43.64%	–43.16%	–40.91%	–43.56%	–39.86%	–40.21%
5-year period ended 3-31-09	—	—	—	—	—	—
10-year period ended 3-31-09	—	—	—	—	—	—
Since inception of Class[6] through 3-31-09	–23.56%	–23.48%	–21.99%	–23.48%	–20.90%	–21.25%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(5)Class E shares are not currently available for investment.

(6)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Managed European/Pacific Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 768.20	0.81%	$3.54
Class B	$1,000	$ 762.10	1.90%	$8.37
Class C	$1,000	$ 764.00	1.66%	$7.32
Class E**	$1,000	$ 769.70	0.57%	$2.48
Class I	$1,000	$ 770.90	0.31%	$1.42
Class Y	$1,000	$ 768.40	0.78%	$3.45
Based on 5% Return[2]				
Class A	$1,000	$1,020.89	0.81%	$4.04
Class B	$1,000	$1,015.47	1.90%	$9.57
Class C	$1,000	$1,016.63	1.66%	$8.37
Class E**	$1,000	$1,022.11	0.57%	$2.83
Class I	$1,000	$1,023.36	0.31%	$1.62
Class Y	$1,000	$1,021.05	0.78%	$3.94

Ivy Managed International Opportunities Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 756.70	0.61%	$2.72
Class B	$1,000	$ 751.60	1.50%	$6.57
Class C	$1,000	$ 751.90	1.38%	$6.04
Class E**	$1,000	$ 756.80	0.46%	$2.02
Class I	$1,000	$ 758.90	0.20%	$0.88
Class Y	$1,000	$ 756.60	0.66%	$2.90
Based on 5% Return[2]				
Class A	$1,000	$1,021.88	0.61%	$3.13
Class B	$1,000	$1,017.46	1.50%	$7.57
Class C	$1,000	$1,018.03	1.38%	$6.96
Class E**	$1,000	$1,022.66	0.46%	$2.33
Class I	$1,000	$1,023.94	0.20%	$1.01
Class Y	$1,000	$1,021.65	0.66%	$3.34

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the tables), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees. See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	904	$13,637
Ivy Pacific Opportunities Fund, Class I	3,087	27,783
TOTAL AFFILIATED MUTUAL FUNDS – 99.86%		**$41,420**
(Cost: $67,486)		

SHORT-TERM SECURITIES – 0.41%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (A).	$170	$ 170
(Cost: $170)		

TOTAL INVESTMENT SECURITIES – 100.27%		**$41,590**
(Cost: $67,656)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.27%)		(112)
NET ASSETS – 100.00%		**$41,478**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 73,385
Gross unrealized appreciation	—
Gross unrealized depreciation	(31,795)
Net unrealized depreciation	$ (31,795)

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	583	$ 8,801
Ivy International Balanced Fund, Class I.	3,261	31,210
Ivy International Core Equity Fund, Class I	2,336	22,379
Ivy International Growth Fund, Class I	642	12,834
Ivy Pacific Opportunities Fund, Class I	1,583	14,243
TOTAL AFFILIATED MUTUAL FUNDS – 99.88%		**$89,467**
(Cost: $144,684)		

SHORT-TERM SECURITIES – 0.28%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (A)	$252	$ 252
(Cost: $252)		

TOTAL INVESTMENT SECURITIES – 100.16%		**$89,719**
(Cost: $144,936)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.16%)		(144)
NET ASSETS – 100.00%		**$89,575**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 152,278
Gross unrealized appreciation	—
Gross unrealized depreciation	(62,559)
Net unrealized depreciation	$ (62,559)

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund



James Thompson



Andrew Massie

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, Ivy Cundill Global Value Fund's portfolio managers James Thompson, Jr. and Andrew Massie discuss positioning, performance and results for the fiscal year ended March 31, 2009.

Mr. Thompson has 25 years of industry experience and became a co-manager of the Fund in April 2009. Mr. Massie has 26 years of industry experience and has managed the Fund for one year.

Investment Style

O Current ■ Historical

Source: Morningstar, Inc.


LARGE
MEDIUM
SMALL
CAPITALIZATION
VALUE
BLEND
GROWTH
STYLE

This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy Cundill Global Value Fund (Class A shares at net asset value)	–33.87%
Benchmark(s) and/or Lipper Category	
MSCI World Index (generally reflects the performance of securities that represent the global stock market)	–42.58%
Lipper Global Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–41.25%
Lipper Global Small-/Mid-Cap Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–44.22%

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. During the fiscal year, Lipper Inc. reassigned the Fund to the Lipper Global Small-/Mid-Cap Funds category and abolished the Lipper Global Small-/ Mid-Cap Value Funds category, a prior Lipper category against which the Fund was compared. A broader secondary Lipper category used as an additional peer group comparison in fiscal years prior to the one ended March 31, 2009, the Lipper Global Funds category, will not be shown in subsequent reports.

In difficult climate, research and flexibility are key

The Fund, along with most equity-based investments, suffered with the global downturn in financial markets and the rapid slowing of global economies. Relatively speaking, the Fund fared better than the benchmark index and peer groups over the fiscal year. We believe that this is in part attributed to our deep value investment style, which focuses on companies that we feel possess strong balance sheets and ones with a reasonable amount of financial risk.

In general terms, we believe this style of investing and these sorts of investments have the potential to suffer less of the "downside" in weak markets. Similarly, our "benchmark agnostic" style, whereby the mandate is not required to have exposure in particular sectors or geographies, does not require the Fund to invest where the opportunity set may be less than optimal. In specific terms, the Fund's performance over the fiscal period was supported by our holdings in Japan, which fared better than that market and the benchmark. In Canada, the Fund's holding in Fairfax Financial Holdings Limited (property and casualty insurance) was one of the Fund's few positively performing holdings, returning roughly 12 percent in Canadian dollar terms with dividends reinvested. While the stock's price has pulled back from recent highs, its strength was derived not only from good insurance results but also from the company's investment portfolio, which included credit default swaps and various index short positions.

Throughout the fiscal year, we continued to hedge away currency risk where it made economic sense to do so. Throughout the market turmoil, the investors' rush to the perceived security of Treasuries and dollar-denominated assets helped the U.S. dollar appreciate in value relative to most other currencies. The consequential benefit to the Fund of currency hedging was preservation of gains on securities that would otherwise have been lost in an unhedged portfolio. Fairfax, discussed above, is an example of this effect.

Sectors that we favored over the year included information technology, where we had the opportunity to acquire positions in Microsoft Corporation and Dell Inc., both of which have net cash balance sheets, and if one takes cash out of the valuation, allows the investor to acquire the shares at very attractive multiples. Also in the information technology area, we acquired Samsung Electronics Co., Ltd. of Korea, a similarly strong participant as the world's low-cost producer of computer memory chips and cellular telephone handsets.

Financials was another important sector for the Fund. With the exception of Allied Irish Banks, p.l.c. in Ireland, we stayed away from global banking as, for the most part, it seemed that, given leverage levels, the common equity of many banks was at risk to capital raising or bailouts involving senior securities. Allied was bought as a small investment, as it seemed the two banks Allied held shares in (one based in the U.S. and the other in Poland), covered the market capitalization of Allied. As the global economic environment deteriorated and the shares began to

decline in value, the decision was made to exit the position. Fund exposure to the financial sector is currently concentrated in companies that we feel possess strong balance sheets, such as Germany's Muenchener Ruckversicherungs-Gesellschaft Aktiengesellschaft (Munich Re), the world's second largest reinsurer, with operations in investing and writing insurance. Fairfax, mentioned above, and the significantly overcapitalized Japanese, NIPPONKOA Insurance Company, Limited, are other holdings in financials.

True to a deep-value approach to investing, the Fund does not track benchmark weightings with respect to geographic region nor industry.

Our outlook

Looking forward, we have been focusing our energy in a few specific areas, including investments in distressed debt. The Fund may own up to 20 percent of its portfolio in this sort of asset class. In U.S. equities, both media companies and logistics appear to be cheap from a deep value perspective. Similarly, in Europe, logistics and electronics companies have come to the forefront. In all cases, the Fund has the rare opportunity to invest in large, name brand companies trading at decade-plus lows in terms of valuation. In Asia, the opportunity set is diverse, from manufacturing to financials, to service companies.

We do not, and cannot, know when the markets will turn upward in any sustained fashion. Today, we do believe that stocks are inexpensive, which is not to say they may not become even more so. As we identify what we feel are superior investment candidates, the more expensive and potentially inferior positions will likely be turned over. We believe that our opportunities are large and, hopefully, our patience will be rewarded.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

Ivy Cundill Global Value Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation


Stocks 92.62%
Bonds 0.32%
Cash and Cash Equivalents 7.06%

Stocks	**92.62%**
Financials	22.06%
Consumer Discretionary	21.02%
Consumer Staples	20.94%
Telecommunication Services	10.06%
Information Technology	9.67%
Health Care	3.95%
Materials	2.65%
Industrials	2.27%
Bonds	**0.32%**
Corporate Debt Securities	0.32%
Cash and Cash Equivalents	**7.06%**

Country Weightings


North America 37.88%
Pacific Basin 34.71%
Europe 20.35%
Cash and Cash Equivalents 7.06%

North America	**37.88%**
United States	29.18%
Canada	8.70%
Pacific Basin	**34.71%**
Japan	17.83%
South Korea	8.89%
Hong Kong	4.32%
Thailand	3.67%
Europe	**20.35%**
Italy	11.58%
Germany	8.77%
Cash and Cash Equivalents	**7.06%**

Lipper Rankings

Category: Lipper Global Small-/Mid-Cap Funds	Rank	Percentile
1 Year	6/70	9
3 Year	14/59	24
5 Year	33/56	58

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
DIRECTV Group, Inc. (The)	United States	Consumer Discretionary	Cable & Satellite
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares	Germany	Financials	Insurance Brokers
Liberty Media Corporation, Series A Liberty Entertainment	United States	Consumer Discretionary	Cable & Satellite
Seven & i Holdings Co., Ltd.	Japan	Consumer Staples	Food Retail
First Pacific Company Limited	Hong Kong	Financials	Multi-Sector Holdings
Fairfax Financial Holdings Limited	Canada	Financials	Multi-Line Insurance
Kirin Brewery Company, Limited	Japan	Consumer Staples	Brewers
Loblaw Companies Limited	Canada	Consumer Staples	Food Retail
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
Deutsche Telekom AG, Registered Shares	Germany	Telecommunication Services	Integrated Telecommunication Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Cundill Global Value Fund

(UNAUDITED)



Ivy Cundill Global Value Fund, Class A Shares(1) $10,164
MSCI World Index(2) . . . . $ 9,943
Lipper Global Funds Universe Average(2) $10,700
Lipper Global Small-/Mid-Cap Funds Universe Average(2). $12,099
$40,000
$30,000
$20,000
$10,000
$0
9-4 2001
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of September 30, 2001.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E	Class I	Class Y	Advisor Class(4)
1-year period ended 3-31-09	–37.67%	–37.09%	–34.23%	–37.68%	–33.46%	–33.44%	–33.43%
5-year period ended 3-31-09	–4.70%	–4.55%	–4.16%	—	—	–3.10%	–3.01%
10-year period ended 3-31-09	—	—	—	—	—	—	—
Since inception of Class(5) through 3-31-09	0.21%	1.40%	1.23%	–26.10%	–23.04%	1.63%	1.79%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Advisor Class shares are no longer available for investment.

(5)9-4-01 for Class A shares, 9-26-01 for Class B shares, 10-19-01 for Class C shares, 4-2-07 for Class E and Class I shares, 7-24-03 for Class Y shares and 4-19-00 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Cundill Global Value Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 741.30	1.93%	$ 8.36
Class B	$1,000	$ 738.70	2.85%	$ 12.34
Class C	$1,000	$ 740.40	2.38%	$ 10.36
Class E	$1,000	$ 742.80	1.59%	$ 6.97
Class I	$1,000	$ 744.30	1.25%	$ 5.49
Class Y	$1,000	$ 743.80	1.20%	$ 5.23
Advisor Class**	$1,000	$ 744.10	1.18%	$ 5.15
Based on 5% Return[2]				
Class A	$1,000	$1,015.32	1.93%	$ 9.67
Class B	$1,000	$1,010.71	2.85%	$ 14.28
Class C	$1,000	$1,013.05	2.38%	$ 11.98
Class E	$1,000	$1,016.98	1.59%	$ 8.07
Class I	$1,000	$1,018.68	1.25%	$ 6.36
Class Y	$1,000	$1,018.93	1.20%	$ 6.06
Advisor Class**	$1,000	$1,019.07	1.18%	$ 5.96

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Cundill Global Value Fund (in thousands) MARCH 31, 2009

COMMON STOCKS	Shares	Value
Canada – 8.38%		
Fairfax Financial Holdings Limited (A)	46	$ 11,868
Loblaw Companies Limited (A)	459	11,416
		23,284
Germany – 8.77%		
Deutsche Telekom AG, Registered Shares (A)	887	11,006
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares (A)	109	13,361
		24,367
Hong Kong – 4.32%		
First Pacific Company Limited (A)	35,054	12,016
Italy – 11.58%		
EXOR S.p.A. (A)(B)	856	8,636
Italmobiliare S.p.A., Non-Convertible Savings Shares (A)	273	5,150
Mediaset S.p.A. (A)	1,734	7,731
Parmalat SpA (A)	5,178	10,660
		32,177
Japan – 17.83%		
Asatsu-DK Inc. (A)	180	3,014
Daiwa Securities Group Inc. (A)	401	1,777
Kirin Brewery Company, Limited (A)	1,071	11,442
NIPPONKOA Insurance Company, Limited (A)	799	4,626
Secom Co., Ltd. (A)	84	3,095
Sega Sammy Holdings Inc. (A)	963	8,539
Sekisui House, Ltd. (A)	630	4,823
Seven & i Holdings Co., Ltd. (A)	554	12,240
		49,556
South Korea – 8.89%		
Korea Tobacco & Ginseng Corporation (A)	40	2,227
Samsung Electronics Co., Ltd. (A)	49	11,198
SK Telecom Co., Ltd. (A)	67	9,257
SK Telecom Co., Ltd., ADR	131	2,022
		24,704
Thailand – 3.67%		
Thai Beverage Public Company Limited (A)	88,588	10,208
United States – 29.18%		
BCE Inc.	285	5,671
Dell Inc. (B)	721	6,831
DIRECTV Group, Inc. (The) (B)	587	13,376
FedEx Corporation	72	3,221
Liberty Media Corporation, Series A Liberty Entertainment (B)	646	12,890
Louisiana-Pacific Corporation	1,000	2,230
Microsoft Corporation	482	8,847
Montpelier Re Holdings Ltd.	695	9,005
Pfizer Inc.	807	10,990
Viacom Inc., Class B (B)	463	8,054
		81,115
TOTAL COMMON STOCKS – 92.62%		**$257,427**

(Cost: $339,136)

CORPORATE DEBT SECURITIES	Principal	Value
Canada		
Nortel Networks Limited:		
10.750%, 7–15–16	$4,606	$ 829
10.750%, 7–15–16	328	62
TOTAL CORPORATE DEBT SECURITIES – 0.32%		**$ 891**

(Cost: $822)

SHORT-TERM SECURITIES – 10.53%	Principal	Value
Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 3-31-09 to be repurchased at $29,252, 0.120%, 4–1–09 (C)	29,252	**$ 29,252**

(Cost: $29,252)

TOTAL INVESTMENT SECURITIES – 103.47%	**$287,570**

(Cost: $369,210)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.47%)	**(9,648)**
NET ASSETS – 100.00%	**$277,922**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	36,811	7–17–09	$—	$1,460
Sell	Japanese Yen	1,470,481	4–17–09	623	—
Sell	Japanese Yen	2,606,447	4–17–09	—	503
Sell	Singapore Dollar	14,758	4–17–09	451	—
Sell	South Korean Won	30,162,930	7–17–09	—	1,663
				$1,074	$3,626

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Collateralized by $25,238 United States Treasury Bond, 4.500% due 5–15–38; market value and accrued interest aggregate $29,949.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Financials	22.06%
Consumer Discretionary	21.02%
Consumer Staples	20.94%
Telecommunication Services	10.06%
Information Technology	9.99%
Health Care	3.95%
Materials	2.65%
Industrials	2.27%
Other+	7.06%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 369,248
Gross unrealized appreciation	20,020
Gross unrealized depreciation	(101,698)
Net unrealized depreciation	$ (81,678)

Industry and geographical classifications are unaudited.

Ivy European Opportunities Fund



Paul Casson

Ivy European Opportunities Fund is subadvised by Henderson Investment Management Ltd.

Below, Paul Casson, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. Mr. Casson has managed the Fund for three years and has 11 years of industry experience.

Investment Style

○ Current   ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy European Opportunities Fund (Class A shares at net asset value)	**–49.74%**

Benchmark(s) and/or Lipper Category	
MSCI Europe Index	**–49.91%**
(generally reflects the performance of securities representing the European stock market)	
Lipper European Region Funds Universe Average	**–49.60%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Financials and energy stocks suffered most

The Fund's substantial exposure to financial and energy stocks hurt our absolute and relative performance during the past fiscal year. During the summer of 2008 we began to position the Fund more defensively, and we sought to reduce risk in areas that historically served the Fund well, such as oil services. However, we were faced with a substantial market decline across all economic sectors. Health care stocks appeared cheap during the fiscal year, and we substantially increased our holdings in this sector. However, long-term concerns about earnings growth, patent expirations and risk tempered performance of the health care sector.

Our holdings in the energy sector damaged performance during the year as oil and gas prices collapsed, but appeared to recover during the first calendar quarter of 2009 as energy prices rebounded somewhat. Elsewhere, underweight positions in materials and information technology have served us well. Finally, our holdings in more defensive areas – namely consumer staples and telecommunications (both overweight the benchmark) and utilities – were the strongest performers for the Fund.

Increased volatility and financial turmoil hurt

During early summer 2008, falling equity markets and rising bond yields signaled a growing fear of inflation. Toward the end of June, equity markets continued to fall, but bond yields fell as well, suggesting more general risk aversion was dominating market sentiment. European stocks were hit hard after the European Central Bank suggested it would raise interest rates in July, which it subsequently did.

Volatility for all risk assets remained high over the second half of the 2008 calendar year, driven by news flow from the financials sector. Credit markets were very tight, with inter-bank lending rates at historically high levels and the T-bill rate at one point dropping close to zero, reflecting banks' unwillingness to lend to one another. Authorities sought to alleviate the credit crisis through liquidity injections, restrictions on short-selling and, most significantly, the U.S. Treasury's proposed bail-out program to purchase toxic assets from the nation's failing financial institutions. The widely predicted global round of coordinated interest rate cuts came in November, and while this did little to prevent another decline in equity markets, combined with huge fiscal stimulus packages announced by the Chinese and U.S. governments, this helped equity markets rally into calendar year end.

Equity markets have continued to be volatile over the first quarter of 2009, with investors swinging between optimism and pessimism about the world economy. There was further weakness in the banking sector, as a second round of government bailouts led to fears of outright nationalization and further dilution for shareholders. Investors latched onto positive news flow on China and global trade as well as a decline in the rate of deterioration in the European and U.S. service sectors. However, markets soon reversed as a slew of poor economic data, profit warnings and equity issuance further weighed on investor sentiment. The catalyst for the fall was the U.S. Treasury's much-anticipated statement on its bank bailout package, which was deemed to be too short on detail. March, however, did see a rally in equities, supported by better-than-expected economic data combined with positive sentiment toward the U.S. Treasury's bank bailout plan.

Our outlook

There are signs that policymakers' reflationary efforts may have begun to have some traction as leading indicators of economic growth have shown signs of potential stability during the last two months of the fiscal year. However, business and consumer confidence remains at very depressed levels, and further confirmation of policy traction will be required to verify that the global economy has skirted a fall into sustained deflation. Earnings estimates continue to be cut, but are slowly becoming more realistic, in our view. We continue to believe that this fearful market should produce opportunities and that the unparalleled policy response from policymakers across the globe should take effect, potentially restoring confidence.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

Asset Allocation



Stocks 98.94%

Cash and Cash Equivalents 1.06%

Stocks	98.94%
Telecommunication Services	17.40%
Consumer Staples	16.49%
Consumer Discretionary	14.26%
Health Care	13.06%
Energy	11.88%
Financials	8.88%
Industrials	7.18%
Materials	7.04%
Utilities	1.56%
Information Technology	1.19%
Cash and Cash Equivalents	**1.06%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	66/113	58
3 Year	64/96	66
5 Year	49/89	55

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings



Europe 96.15%

Bahamas/Caribbean 2.79%

Cash and Cash Equivalents 1.06%

Europe	96.15%
United Kingdom	23.95%
Germany	15.02%
France	13.36%
Netherlands	8.73%
Ireland	8.39%
Switzerland	7.27%
Greece	5.28%
Luxembourg	3.88%
Norway	3.57%
Other Europe[1]	6.70%
Bahamas/Caribbean[2]	**2.79%**
Cash and Cash Equivalents	**1.06%**

(1)Includes 1.97% Cyprus, 1.05% Denmark, 2.03% Italy and 1.65% Spain.
(2)Includes 1.55% British Virgin Islands and 1.24% Cayman Islands.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Deutsche Telekom AG, Registered Shares	Germany	Telecommunication Services	Integrated Telecommunication Services
Imperial Tobacco Group PLC	United Kingdom	Consumer Staples	Tobacco
France Telecom	France	Telecommunication Services	Integrated Telecommunication Services
Vodafone Group Plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Novartis AG, Registered Shares	Switzerland	Health Care	Pharmaceuticals
Sanofi-Aventis	France	Health Care	Pharmaceuticals
StatoilHydro ASA	Norway	Energy	Integrated Oil & Gas
CRH public limited company	Ireland	Materials	Construction Materials
Carrefour S.A.	France	Consumer Staples	Hypermarkets & Super Centers

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund

(UNAUDITED)


Ivy European Opportunities Fund, Class A Shares(1) $11,380
MSCI Europe Index(2) $7,649
Lipper European Region Funds Universe Average(2) $8,729
$40,000
$30,000
$20,000
$10,000
$0
12-31 1999
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of May 31, 1999.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E(4)	Class I	Class Y	Advisor Class(4)
1-year period ended 3-31-09	–52.63%	–51.93%	–50.07%	–52.36%	–49.39%	–49.52%	–49.44%
5-year period ended 3-31-09	–3.47%	–3.22%	–2.98%	—	—	–2.08%	–1.84%
10-year period ended 3-31-09	—	—	—	—	—	—	—
Since inception of Class(5) through 3-31-09	13.76%	13.42%	5.83%	–32.59%	–30.42%	5.46%	14.89%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment. Advisor Class shares are no longer available for investment.

(5)5-4-99 for Class A shares, 5-24-99 for Class B shares, 10-24-99 for Class C shares, 4-2-07 for Class E and Class I shares, 7-24-03 for Class Y shares and 5-3-99 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 679.20	2.13%	$ 8.90
Class B	$1,000	$ 676.10	3.07%	$12.82
Class C	$1,000	$ 677.00	2.68%	$11.24
Class E**	$1,000	$ 681.50	1.41%	$ 5.89
Class I	$1,000	$ 682.10	1.27%	$ 5.30
Class Y	$1,000	$ 681.30	1.56%	$ 6.56
Advisor Class**	$1,000	$ 681.40	1.39%	$ 5.88
Based on 5% Return[2]				
Class A	$1,000	$1,014.30	2.13%	$10.68
Class B	$1,000	$1,009.60	3.07%	$15.37
Class C	$1,000	$1,011.55	2.68%	$13.48
Class E**	$1,000	$1,017.90	1.41%	$ 7.06
Class I	$1,000	$1,018.60	1.27%	$ 6.36
Class Y	$1,000	$1,017.15	1.56%	$ 7.87
Advisor Class**	$1,000	$1,017.98	1.39%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy European Opportunities Fund (in thousands) MARCH 31, 2009

COMMON STOCKS AND RIGHTS	Shares	Value
British Virgin Islands – 1.55%		
Inmarsat plc (A)	412	$ 2,886
Cayman Islands – 1.24%		
Subsea 7 Inc. (A)(B)	363	2,319
Cyprus – 1.97%		
Prosafe ASA (A)(B)	668	2,377
Prosafe Production (A)(B)	827	1,289
		3,666
Denmark – 1.05%		
Carlsberg Group (A)	48	1,961
France – 13.36%		
BNP Paribas (A)	62	2,550
Carrefour S.A. (A)	157	6,134
France Telecom (A)	319	7,284
Sanofi-Aventis (A)	120	6,723
Societe Generale (A)	56	2,208
		24,899
Germany – 14.07%		
adidas AG (A)	119	3,938
Allianz Aktiengesellschaft, Registered Shares (A)	27	2,275
Bayer Aktiengesellschaft (A)	77	3,740
Deutsche Borse AG (A)	91	5,469
Deutsche Telekom AG, Registered Shares (A)	637	7,907
RWE Aktiengesellschaft (A)	41	2,900
		26,229
Greece – 5.28%		
Coca-Cola Hellenic Bottling Company S.A. (A)	155	2,232
HELLENIC TELECOMMUNICATIONS ORGANISATION S.A. (A)	224	3,358
OPAP S.A. (A)	161	4,257
		9,847
Ireland – 8.39%		
CRH public limited company (A)(B)	144	3,136
CRH public limited company (A)	287	6,235
Grafton Group plc, Units (A)(B)	1,144	2,551
Paddy Power plc (A)	231	3,721
		15,643
Italy – 2.03%		
Eni S.p.A. (A)	195	3,784
Luxembourg – 3.88%		
Acergy S.A. (A)	269	1,681
SES GLOBAL S.A., Fiduciary Deposit Receipts (A)	290	5,542
		7,223
Netherlands – 8.73%		
ASML Holding N.V., Ordinary Shares (A)	125	2,209
Heineken N.V. (A)	191	5,433
Koninklijke KPN N.V. (A)	282	3,770
TNT N.V. (A)	284	4,865
		16,277

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
Norway – 3.57%		
StatoilHydro ASA (A)	381	$ 6,659
Spain – 1.65%		
Industria de Diseno Textil, S.A. (A)	79	3,078
Switzerland – 7.27%		
Adecco S.A. (A)	96	3,004
ARYZTA AG (A)(B)	81	1,900
Novartis AG, Registered Shares (A)	179	6,772
Synthes, Inc. (A)(B)	17	1,873
		13,549
United Kingdom – 23.95%		
Ashtead Group plc (A)	1,967	1,113
Aurora Russia Limited (A)(B)	1,557	237
BP p.l.c. (A)	603	4,041
British Sky Broadcasting Group plc (A)	607	3,769
Capita Group Plc (The) (A)	190	1,844
GlaxoSmithKline plc (A)	463	7,206
HSBC Holdings plc (A)	334	1,862
Imperial Tobacco Group PLC (A)	324	7,287
Man Group plc (A)	627	1,964
MAXjet Airways, Inc. (A)(B)(C)	1,129	–*
MAXjet Airways, Inc. (A)(B)	150	–*
tesco plc (A)	1,213	5,795
Vodafone Group Plc (A)	4,145	7,227
William Hill PLC (A)	684	1,668
William Hill PLC, Rights (A)(B)	684	628
		44,641
TOTAL COMMON STOCKS AND RIGHTS – 97.99%		**$182,661**
(Cost: $262,047)		

PREFERRED STOCKS – 0.95%		
Germany		
Fresenius AG (A)	39	**$ 1,769**
(Cost: $1,853)		

SHORT-TERM SECURITIES – 2.28%	Principal	
Commercial Paper		
Rabobank USA Financial Corp. (Rabobank Nederland), 0.120%, 4–1–09	$4,247	**$ 4,247**
(Cost: $4,247)		

TOTAL INVESTMENT SECURITIES – 101.22%	**$188,677**
(Cost: $268,147)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.22%)	**(2,270)**
NET ASSETS – 100.00%	**$186,407**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of this security amounted to 0.00% of net assets.

Market Sector Diversification

(as a % of net assets)

Telecommunication Services	17.40%
Consumer Staples	16.49%
Consumer Discretionary	14.26%
Health Care	13.06%
Energy	11.88%
Financials	8.88%
Industrials	7.18%
Materials	7.04%
Utilities	1.56%
Information Technology	1.19%
Other+	1.06%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$278,283
Gross unrealized appreciation	2,554
Gross unrealized depreciation	(92,160)
Net unrealized depreciation	$ (89,606)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy International Balanced Fund



John C. Maxwell

During the fiscal year ended March 31, 2009, Ivy International Balanced Fund was subadvised by Templeton Investment Counsel, LLC. Below, Dr. Michael Hasenstab and E. Tucker Scott, CFA, portfolio managers of the Ivy International Balanced Fund during the fiscal year, discuss the Fund's positioning, performance and results for the period.

Effective April 15, 2009, John C. Maxwell, CFA, of Ivy Investment Management Company, assumed responsibility for management of the Fund. Mr. Maxwell also manages Ivy International Core Equity Fund, which is discussed on pages 63 and 64. Mr. Maxwell has 16 years of industry experience.

Investment Style

○ Current ■ Historical

Source: Morningstar, Inc.


LARGE
MEDIUM
SMALL
CAPITALIZATION
VALUE
BLEND
GROWTH
STYLE

This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.


HIGH
MEDIUM
LOW
CREDIT QUALITY
SHORT
INT
LONG
MATURITY

This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy International Balanced Fund (Class A shares at net asset value)	–36.02%
Benchmark(s) and/or Lipper Category	
MSCI AC World ex U.S.A. Index (generally reflects the performance of securities representing international stock markets)	–46.46%
J.P. Morgan Non-U.S. Government Bond Index (generally reflects the performance of securities representing the international government bond market)	–5.44%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–29.72%

Multiple indexes are presented because the Fund invests in stocks, bonds and other instruments.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Sector weightings negatively affected results

The Fund's underweighting of energy, consumer staples and materials resulted in underperformance relative to its Lipper peer group for the fiscal year. Our strategy in the energy sector has been to invest in stocks that we felt would benefit from rising oil prices, but also had limited downside risk. As a result, the bulk of our holdings were in large integrated oil stocks. We felt these companies appeared well positioned to benefit from renewed strength in the energy sector and, with low cost structures, were well-protected from losing significant margin levels should oil prices substantially retreat. We also found select opportunities among low-multiple natural gas stocks. However, our performance in this area also did not meet expectations as natural gas prices dropped substantially. The materials sector appeared overvalued to us during the first half of the fiscal year. As a result, we owned few securities in this sector.

On the fixed-income side, we used the volatility of the past fiscal year to build diversified positions in global interest rates, currencies and sovereign credit markets. This broad diversification had a positive effect on the Fund's performance. Emerging market governments broadly used the economic growth cycle of the past few years to reduce sovereign debt burdens, improve fiscal positions, move to floating exchange rates and build foreign exchange reserves. As a result, they entered the current financial crisis with relatively strong credit positions. The emerging market private sector, however, broadly used this same period to increase exposure to external debt. While sovereign credit was broadly punished over the last six months on concern over access to financing and forced selling, we saw an increased need for differentiation of sovereign credit fundamentals and a potential opportunity where we felt that the default risk of the sovereign was mis-priced relative to its fundamentals.

We continue to favor Asian currencies as beneficiaries of the long-term structural theme of unwinding of global imbalances, which also left the region with the ability to respond to the current crisis through monetary and fiscal policy without threatening medium-term fundamentals. Additionally, we see value in many peripheral currencies which were negatively impacted by risk aversion or overshot fundamentals during a necessary currency correction. The Mexican peso and South Korean won are two examples.

Stock selection in the information technology, consumer discretionary and health care sectors contributed positively to relative performance for the year. The technology companies we focused on have strong balance sheets, exciting new product cycles and high free cash-flow yields that we feel position them well for self-funded secular growth. These companies are also less economically sensitive than those in many other sectors. In consumer discretionary, our holdings in the retail and media areas contributed strongly. The companies in which we are invested are large, diversified conglomerates that we believe are better positioned to withstand the economic downturn than smaller, more specialized names. In the health care sector, we favored the pharmaceuticals industry for its bargain valuations, high free cash-flow yields and the revenue growth implications of aging global demographics. Our investment thesis has begun to materialize in the sector, and our health care holdings delivered relatively stronger performance for the fiscal year.

Dark days, loss of confidence

The last 12 months constituted one of the darkest periods in equity markets. In 2008 alone, investors witnessed the seizing up of global credit markets, the destruction of some $30 trillion of stock market value, a huge decline of the BRIC (Brazil, Russia, India and China) markets, the implosion of Wall Street's most storied investment banking institutions and the realization of recessionary economic conditions around the world. Most major markets saw the worst returns since the Great Depression, the highest volatility since Black Monday (October 1987) and the weakest consumer confidence ever. The first quarter of 2009 saw a continuation of stock market price declines around the world, despite a strong rally that ended the period on a positive note. Global equities staged their biggest advance in five years over the final month of the quarter, as vital signs improved in the ailing financials sector, politicians delivered on their stimulus pledges and investors began to yield to enticingly low valuations. By the quarter's end, the scope of the rally left some stock indices – notably the BRIC and S&P 500 markets – hovering near official bull market territory. However, while aggressive policy measures have engendered a degree of optimism among the market's hardier investors, the prevailing ethos remains negative, fueled by a steady diet of disappointing news-flow throughout the first quarter of 2009. The world remains in an economic recession, the global financial system is still clinging to survival on government-administered life support and the market's double-digit move off recent lows has been greeted with a fair degree of skepticism.

We searched for misconceptions that have driven stock prices down, such as the arrival of near-term difficulties for a business that are temporary in nature and should correct over time. Times of crisis or panic can cause extreme volatility as these fears and misconceptions become exaggerated. The typical reaction is to sell, and panicked selling creates attractive opportunities to purchase stocks at bargain levels. Investing into such short-term pessimism and patiently waiting for the longer-term fundamentals to evolve provides the potential to capture the upside that can come with purchasing stocks at depressed prices.

During the year, we emphasized the health care, telecommunications and consumer discretionary sectors. In health care, we focused on pharmaceuticals we felt had been punished by investors focused on increased generic competition, waning R&D productivity and political headwinds – risks that we feel are largely priced into current valuations. We believe the market is overlooking the high free cash flow yields, increasing dividend yields, restructuring potential, and favorable demographics that we believe should drive growth among select companies. In telecommunications, some companies traded at significantly discounted valuations while generating high free cash flow with strong long-term earnings potential. Many have geographically diverse revenue streams, which can insulate them somewhat from worsening economies in the developed world while providing exposure to the faster-growing consumer base in emerging markets. In consumer discretionary, we focused on companies that we believe are strong generators of cash flow with long-term earnings growth potential. We believe media stocks in particular offered these attractive characteristics.

A modified Japanese and Euro fixed-income position

Given weak growth, risk of capital outflows once the world normalizes and little room for further interest rate easing (interest rates are effectively at zero percent), we reduced yen positions. We think the recession in Europe is also likely to be more protracted than in the U.S., while future growth is also likely to be constrained by the more limited policy response and by the deleveraging of the banking system. We reduced our net negative euro position given a smaller scope for downside risk to the euro.

The ability of Japan and Europe to shift towards domestic drivers of growth to offset weak external demand while the global economy is experiencing sub-trend growth is currently under question. Therefore, we view the investment opportunity set as better elsewhere.

Our outlook

Skepticism abounds and stocks appear attractively priced, in our view. Whether valuations have fully troughed and sentiment has reached "maximum pessimism" is currently unknown, but we feel it is critical to look ahead knowing that key value indicators appear to be offering support for long-term investors. In the near-term, the market is most concerned with the ability of government-sponsored stimulus plans to successfully address the global financial crisis, stabilize economic conditions and restore confidence. To date, the U.S. government and Federal Reserve have spent, lent or guaranteed nearly $13 trillion – an amount approaching the value of everything produced in the country last year. To lesser degrees, but with no less urgency, other nations have followed suit. For the time being, we will withhold comment on the future implications of the dramatic spike in unfunded U.S. government liabilities. We will posit, however, that a combination of vigilant policy response and heavy market attrition may have brought us near the end of the free-fall stage of this downturn, and that the global financial system may slowly be re-establishing the stability that will ultimately beget recovery. We believe that maintaining a disciplined, focused and objective perspective is the best way to seek strong, long-term returns.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's prior portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Balanced Fund.

Ivy International Balanced Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation



Stocks 63.48%

Bonds 33.69%

Cash and Cash Equivalents 2.83%

Stocks	63.48%
Consumer Discretionary	12.73%
Telecommunication Services	10.80%
Information Technology	10.78%
Financials	9.14%
Health Care	6.40%
Industrials	6.40%
Energy	5.75%
Consumer Staples	1.34%
Materials	0.14%
Bonds	**33.69%**
Other Government Securities	33.69%
Cash and Cash Equivalents	**2.83%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	603/682	89
3 Year	220/542	41
5 Year	56/449	13
10 Year	7/249	3

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Bond Portfolio Characteristics

Average maturity	6.3 years
Effective duration	4.9 years
Weighted average bond rating	AA-

Country Weightings



Europe 61.60%
Pacific Basin 28.66%
North America 4.82%
Other 1.66%
South America 0.33%
Bahamas/Caribbean 0.10%
Cash and Cash Equivalents 2.83%

Europe	61.60%
United Kingdom	14.78%
France	13.29%
Germany	7.05%
Sweden	5.37%
Switzerland	4.84%
Netherlands	3.74%
Poland	3.74%
Other Europe[1]	8.79%
Pacific Basin	**28.66%**
South Korea	7.41%
Taiwan	5.76%
Japan	5.08%
Malaysia	3.77%
Other Pacific Basin[2]	6.64%
North America	**4.82%**
Mexico	3.80%
Other North America[3]	1.02%
Other[4]	**1.66%**
South America[5]	**0.33%**
Bahamas/Caribbean[6]	**0.10%**
Cash and Cash Equivalents	**2.83%**

(1)Includes 1.02% Austria, 0.78% Belgium, 0.58% Greece, 0.49% Hungary, 0.84% Italy, 3.23% Norway, 0.44% Russia and 1.41% Spain.
(2)Includes 2.15% Australia, 1.06% China, 0.54% Hong Kong, 1.22% New Zealand and 1.67% Singapore.
(3)Includes 1.02% Canada.
(4)Includes 1.40% Israel and 0.26% Supranational.
(5)Includes 0.33% Brazil.
(6)Includes 0.10% Cayman Islands.

Top 10 Equity Holdings

Company	Country	Sector	Industry
France Telecom	France	Telecommunication Services	Integrated Telecommunication Services
Kingfisher plc	United Kingdom	Consumer Discretionary	Home Improvement Retail
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
Taiwan Semiconductor Manufacturing Company Ltd.	Taiwan	Information Technology	Semiconductors
Vodafone Group Plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Adecco S.A.	Switzerland	Industrials	Research & Consulting Services
BP p.l.c.	United Kingdom	Energy	Integrated Oil & Gas
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Telefonica, S.A., ADR	Spain	Telecommunication Services	Integrated Telecommunication Services
Check Point Software Technologies Ltd.	Israel	Information Technology	Systems Software

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 762.20	1.59%	$ 6.96
Class B	$1,000	$ 758.30	2.63%	$11.52
Class C	$1,000	$ 759.80	2.19%	$ 9.59
Class E	$1,000	$ 762.90	1.33%	$ 5.91
Class I	$1,000	$ 764.10	1.00%	$ 4.41
Class Y	$1,000	$ 763.10	1.40%	$ 6.17
Based on 5% Return[2]				
Class A	$1,000	$1,017.00	1.59%	$ 7.97
Class B	$1,000	$1,011.83	2.63%	$13.18
Class C	$1,000	$1,013.99	2.19%	$10.98
Class E	$1,000	$1,018.28	1.33%	$ 6.76
Class I	$1,000	$1,019.92	1.00%	$ 5.05
Class Y	$1,000	$1,017.95	1.40%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy International Balanced Fund (in thousands) MARCH 31, 2009

COMMON STOCKS AND RIGHTS	Shares	Value
Austria – 1.02%		
Telekom Austria Aktiengesellschaft (A)	129	$ 1,950
Belgium – 0.78%		
Belgacom SA (A)	47	1,486
Brazil – 0.33%		
Embraer-Empresa Brasileira de Aeronautica S.A.	47	622
Canada – 0.85%		
Biovail Corporation (A)	149	1,625
Cayman Islands – 0.10%		
Kingboard Chemical Holdings Limited (A)	93	191
China – 1.06%		
China Telecom Corporation Limited (A)(C)	360	149
China Telecom Corporation Limited (A)	1,848	763
Shanghai Electric Group Company Limited (A)(B)	3,840	1,106
		2,018
France – 8.17%		
AXA S.A. (A)	110	1,315
Cap Gemini SA (A)	26	835
Compagnie Generale des Etablissements Michelin, Class B (A)	20	754
France Telecom (A)	221	5,032
Sanofi-Aventis (A)(D)	19	1,071
Sanofi-Aventis (A)	44	2,496
TOTAL S.A. (A)	53	2,597
Vivendi Universal (A)	55	1,446
		15,546
Germany – 5.36%		
Bayerische Motoren Werke Aktiengesellschaft (A)	69	1,981
Celesio AG (A)	36	673
Deutsche Post AG (A)	70	758
Infineon Technologies AG (A)(B)	313	365
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares (A)	17	2,100
SAP Aktiengesellschaft (A)	73	2,572
Siemens AG (A)	30	1,745
		10,194
Hong Kong – 0.54%		
Hutchison Whampoa Limited, Ordinary Shares (A)	211	1,036
Israel – 1.40%		
Check Point Software Technologies Ltd. (B)	120	2,663
Italy – 0.84%		
AUTOGRILL S.p.A. (A)	149	857
UniCredit S.p.A. (A)	447	736
		1,593

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
Japan – 5.08%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	284	$ 1,397
NGK SPARK PLUG CO., LTD. (A)	41	349
Olympus Corporation (A)	87	1,420
Promise Co., Ltd. (A)	46	731
Sony Corporation (A)	54	1,123
Toyota Motor Corporation (A)	79	2,519
USS Co., Ltd. (A)	48	2,125
		9,664
Netherlands – 2.24%		
ING Groep N.V., Certicaaten Van Aandelen (A)	201	1,103
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	36	529
Randstad Holding nv (A)	67	1,136
Reed Elsevier NV (A)	141	1,505
		4,273
Norway – 2.68%		
Aker Solutions ASA (A)	230	1,482
Norske Skogindustrier ASA (A)(B)	144	264
StatoilHydro ASA (A)	104	1,813
Telenor ASA (A)	268	1,533
		5,092
Russia – 0.44%		
Open Joint Stock Company Gazprom	57	842
Singapore – 1.67%		
DBS Group Holdings Ltd (A)	107	594
Flextronics International Ltd. (B)	422	1,220
Singapore Telecommunications Limited (A)	824	1,374
		3,188
South Korea – 2.22%		
KB Financial Group Inc., ADR	17	423
Samsung Electronics Co., Ltd. (A)	7	3,078
Samsung Electronics Co., Ltd., GDR (C)	4	721
		4,222
Spain – 1.41%		
Telefonica, S.A., ADR	45	2,668
Telefonica, S.A., Brazilian Depositary Receipts (A)	1	11
		2,679
Sweden – 1.91%		
Niscayah Group AB (A)	855	1,022
Telefonaktiebolaget LM Ericsson, B Shares (A)	324	2,620
		3,642
Switzerland – 4.84%		
ACE Limited	46	1,878
Adecco S.A. (A)	93	2,901
Nestle S.A., Registered Shares (A)	29	986
Novartis AG, Registered Shares (A)	57	2,156
Swiss Reinsurance Company, Registered Shares (A)	36	584
UBS AG (A)(B)	75	706
		9,211

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
Taiwan – 5.76%		
Chunghwa Telecom Co., Ltd., ADR	139	$ 2,542
Compal Electronics Inc., GDR (C)	119	428
Compal Electronics Inc., GDR	55	198
Lite-On Technology Corporation (A)	1,532	1,039
Lite-On Technology Corporation, GDR (A) . . .	230	1,554
Mega Financial Holding Company (A)	5,998	2,152
Taiwan Semiconductor Manufacturing Company Ltd. (A)	2,026	3,050
		10,963
United Kingdom – 14.78%		
Aviva plc (A)	297	920
BP p.l.c. (A)	424	2,846
British Sky Broadcasting Group plc (A)	204	1,266
Compass Group PLC (A)	225	1,031
GlaxoSmithKline plc (A)	176	2,741
Group 4 Securicor plc (A)	499	1,386
HSBC Holdings plc (A)	168	937
HSBC Holdings plc, Rights (A)(B)	70	142
Kingfisher plc (A)	1,775	3,804
Lloyds Banking Group Plc (A)	97	98
Marks and Spencer Group plc (A)	232	985
Old Mutual plc (A)	1,744	1,298
Pearson plc (A)	148	1,489
Persimmon plc (A)	496	2,453
Premier Brands Foods plc (A)	1,827	898
Rentokil Initial plc (A)	751	478
Royal Bank of Scotland Group plc (The) (A) . .	813	287
Royal Bank of Scotland Group plc (The), Subscription Shares (A)(B)	349	–*
Royal Dutch Shell plc, Class B (A)	63	1,369
tesco plc (A)	140	667
Vodafone Group Plc (A)	1,679	2,926
Vodafone Group Plc, ADR	7	115
		28,136
TOTAL COMMON STOCKS AND RIGHTS – 63.48%		**$120,836**

(Cost: $208,502)

OTHER GOVERNMENT SECURITIES	Principal	
Australia – 2.15%		
New South Wales Treasury Corporation, 6.000%, 5–1–12 (E)	AUD4,600	3,364
Queensland Treasury Corporation, 6.000%, 7–14–09 (E)	1,050	737
		4,101
Canada – 0.16%		
Province of Ontario, 6.250%, 6–16–15 (E)	NZD559	315
France – 5.12%		
French Treasury Bond (OAT), 4.250%, 10–25–17 (E)	EUR6,920	9,753

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Germany – 1.69%		
KfW, Frankfurt/Main, Federal Republic of Germany:		
3.000%, 12–4–09 (E)	CHF3,100	$ 2,770
6.500%, 11–15–11 (E).	NZD739	441
		3,211
Greece – 0.58%		
Hellenic Republic Government Bonds, 2.125%, 4–10–09 (E).	CHF1,250	1,098
Hungary – 0.49%		
Republic of Hungary:		
3.500%, 7–18–16 (E).	EUR40	40
4.375%, 7–4–17 (E)	180	189
5.750%, 6–11–18 (E).	450	525
3.875%, 2–24–20 (E).	180	174
		928
Malaysia – 3.77%		
Malaysian Government Bonds:		
3.756%, 4–28–11 (E).	MYR8,550	2,400
3.461%, 7–31–13 (E).	12,435	3,378
3.814%, 2–15–17 (E).	1,955	521
4.240%, 2–7–18 (E).	3,110	874
		7,173
Mexico – 3.80%		
United Mexican States Government Bonds:		
8.000%, 12–19–13 (E).	MXN34,000	2,469
7.250%, 12–15–16 (E).	35,000	2,405
10.000%, 12–5–24 (E).	28,500	2,354
		7,228
Netherlands – 1.50%		
Netherlands Government Bonds, 4.500%, 7–15–17 (E).	EUR2,000	2,848
New Zealand – 1.22%		
KfW, 6.375%, 2–17–15 (E).	NZD3,100	1,780
New Zealand Government Bonds, 6.000%, 11–15–11 (E).	410	246
Province of Manitoba, 6.375%, 9–1–15 (E).	535	306
		2,332
Norway – 0.55%		
Norway Government Bonds, 5.500%, 5–15–09 (E).	NOK6,980	1,042
Poland – 3.74%		
Poland Government Bonds:		
6.000%, 5–24–09 (E).	PLN9,425	2,717
6.250%, 10–24–15 (E).	3,250	945
5.750%, 9–23–22 (E).	12,770	3,465
		7,127

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
South Korea – 5.19%		
South Korea Treasury Bonds:		
4.750%, 6–10–09 (E)	KRW1,100,000	$ 800
4.750%, 12–10–11 (E)	210,000	155
5.250%, 9–10–12 (E)	4,100,000	3,066
5.500%, 9–10–17 (E)	4,000,000	2,956
5.250%, 3–10–27 (E)	4,053,000	2,903
		9,880
Supranational – 0.27%		
European Investment Bank,		
6.500%, 9–10–14 (E)	NZD861	506
Sweden – 3.46%		
Kingdom of Sweeden (The),		
5.250%, 3–15–11 (E)	SEK47,170	6,197
Sweden Government Bonds,		
4.000%, 12–1–09 (E)	1,970	246
Swedish Export Credit Corporation,		
7.625%, 6–30–14 (E)	NZD255	145
		6,588
TOTAL OTHER GOVERNMENT SECURITIES – 33.69%		$ 64,130
(Cost: $75,992)		
SHORT-TERM SECURITIES – 2.08%		
Commercial Paper		
Rabobank USA Financial Corp. (Rabobank Nederland),		
0.120%, 4–1–09	$ 3,954	$ 3,954
(Cost: $3,954)		
TOTAL INVESTMENT SECURITIES – 99.25%		$188,920
(Cost: $288,448)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.75%		1,427
NET ASSETS – 100.00%		$190,347

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	416	9–23–09	$ 35	$ —
Sell	Euro	926	9–30–09	104	—
Sell	Euro	12,350	11–16–09	—	1,148
Buy	Malaysian Ringgit	4,530	9–30–09	—	94
Buy	Mexican Peso	41,699	12–22–09	—	120
Buy	Mexican Peso	17,318	12–23–09	—	54
Buy	Mexican Peso	27,767	12–24–09	—	83
Sell	New Zealand Dollar	1,383	2–2–10	—	75
Buy	Swedish Krona	4,000	9–23–09	—	100
Buy	Swedish Krona	124,600	11–16–09	—	67
				$139	$1,741

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $1,298 or 0.68% of net assets.

(D) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of this security amounted to 0.56% of net assets.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, CHF – Swiss Franc, EUR – Euro, KRW – South Korean Won, MXN – Mexican Peso, MYR – Malaysian Ringgit, NOK – Norwegian Krone, NZD – New Zealand Dollar, PLN – Polish Zloty and SEK – Swedish Krona).

The following acronyms are used throughout this portfolio:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Other Government Securities	33.69%
Consumer Discretionary	12.73%
Telecommunication Services	10.80%
Information Technology	10.78%
Financials	9.14%
Health Care	6.40%
Industrials	6.40%
Energy	5.75%
Consumer Staples	1.34%
Materials	0.14%
Other+	2.83%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 288,497
Gross unrealized appreciation	2,378
Gross unrealized depreciation	(101,955)
Net unrealized depreciation	$ (99,577)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund



John C. Maxwell

Below, John C. Maxwell, CFA, portfolio manager of the Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. Mr. Maxwell has managed and/or co-managed the Fund for three years and has 16 years of industry experience.

Investment Style

○ Current ■ Historical

Source: Morningstar, Inc.


LARGE
MEDIUM
SMALL
CAPITALIZATION
VALUE
BLEND
GROWTH
STYLE

This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy International Core Equity Fund (Class A shares at net asset value)	–41.28%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (with net dividends)	–46.50%
(generally reflects the performance of the international securities markets)	
Lipper International Large-Cap Core Funds Universe Average	–46.47%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Cash helped in a challenging market

Overall, this past fiscal year was terrible for investors on an absolute basis, and the Fund was no exception. We are disappointed we did not do a better job of preserving your capital. Still, on a relative basis, we did better than the Fund's benchmark index and Lipper peer group. Two factors that contributed significantly to the Fund's relative performance last year were maintaining cash at the high end of the 0- to 10-percent range and being significantly underweight the financial sector. The consumer discretionary sector was another helpful relative performer as we had good stock selection in a sector where we were slightly overweight.

Other areas that contributed to our ability to retain somewhat more capital than our benchmark and Lipper peer group were consumer staples and telecommunications services, where we were overweight. Sectors that hurt our performance were energy, health care and industrials. With regard to energy and health care, we had poor relative stock selection as we were in higher volatility stocks, while our industrials underperformance was driven by an overweight position in a poor-performing sector.

We manage the Fund more around sectors than countries, so the countries that fared well generally had exposure to the stronger sectors mentioned above. Our best-performing market was Switzerland, where we were overweight. Meanwhile, we collectively had about 6 percent of the Fund invested in emerging markets, and these stocks provided solid performance versus the benchmark. In addition, we had strong relative stock selection in France and Germany. Our worst-performing region was Scandinavia, where we were overweight and had a concentration of cyclical stocks causing us to underperform a poor-performing region.

A global economic meltdown

For international equity investing, the fiscal year was a particularly tough period. Market-related news events were so numerous that it feels like we compressed a decade of bad news into a single year. Oil spiked to $147 a barrel before retreating to about $35. Huge financial enterprises across numerous developed markets needed to be bailed out by their governments, while others failed. Credit costs soared as liquidity disappeared. Around November, economic activity globally seemed to grind to a halt. Industrial production and export declines in industrial countries like Japan, Germany and Korea fell dramatically in the final month of 2008 and continued into 2009. Indeed, it was a tough 12 months for international investing, not to mention the fact that the U.S. dollar appreciated further, subsequently hurting index returns. During the year, among the currencies we hedged were the Australian and Singapore dollars.

In the first half of the fiscal year the Fund had a growth tilt, generally favoring large cap over small, focusing our exposure on the growth of the emerging markets consumer and infrastructure companies. As such, we were overweight in industrials, consumer staples and telecommunications stocks and underweight early-cycle stocks. Throughout the year we held our cash position much closer to 10 percent of assets than zero, and we emphasized companies with strong free cash flow. In the middle of the fiscal year (September through November) the market went through a capitulation phase, caused largely by

forced selling from redemptions. During this period nothing other than cash worked, and in mid-November we decided to change the direction of the Fund.

From a thematic standpoint, we de-emphasized late-cycle stocks and started buying early-cycle stocks with strong balance sheets that appeared to have been oversold during the forced selling period. We also went from overweight stable growers to market weight, and underweight early cyclical companies to overweight. In the final analysis, after the huge sell-off we felt that valuation rather than stable business models would provide better downside protection and the opportunity to perform on a rebound.

From a sector standpoint, we significantly increased our weightings in consumer discretionary and information technology. While financials are typically strong early-cycle performers, we have remained underweight this area; with the possibility of nationalization and uncertainty over what would be left for shareholders, we were not comfortable buying into this area of the market. Overall, during this period we introduced sustainable dividend yield as a stock selection theme for the Fund.

Our outlook

As we enter this fiscal year, we feel the Fund represents a good blend of defense and beta holdings. From a defensive standpoint, we still have a market weighting in companies that we feel are relatively stable and less sensitive to the economic cycle. Also, we believe our focus on cash generation and dividends across all our names could potentially provide a buffer should the market turn down again. We have been able to find what we feel are companies with good cash generation, solid balance sheets and strong competitive positions that have sold off as much as their riskier, financially leveraged peers. Today, our two major themes are: the strengthening emerging markets consumer, and high and believable dividends. Our ideal stock is one that is exposed to our themes and has strong cash generation, a strong balance sheet and relative sales growth. We expect incremental purchases will be among value stocks.

Going forward, we are optimistic based on three things: economic data appears to be stabilizing, credit conditions are improving (more liquidity at lower spreads), and governments are very focused and extremely aggressive in their efforts to avoid a depression. We are concerned for one reason: the current contraction in economic activity is the most severe we have seen since the first half of the previous century. Deep down, turns of this magnitude run the potential risk of feeding on themselves and driving economies into a depression. In the end, we have changed the direction of the Fund in an effort to help us participate on the potential upside while seeking to manage our downside risk.

We are watching spreads, leading economic indicators and money flows to see whether the global stimulus or the depth of the recession wins out. At this point, we are most concerned about spreads tightening on high-risk businesses – they remain extremely wide in this area, but have come in a bit lately. We are encouraged that borrowing costs for high-grade enterprises and consumers have come down significantly. We are also encouraged that through the downturn, borrowing costs in most emerging markets have stayed very tight compared to previous downturns. From a leading economic indicators standpoint, we are encouraged that they are looking up slightly; we will continue to monitor this closely to determine whether it is in fact a change in direction. Finally, we want to see money flows continue to move into higher risk areas, such as high-yield and equities.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

Asset Allocation



Stocks 91.64%

Cash and Cash Equivalents 8.36%

Stocks	91.64%
Consumer Discretionary	15.38%
Financials	14.32%
Consumer Staples	13.33%
Industrials	10.92%
Information Technology	10.75%
Energy	7.40%
Health Care	7.23%
Telecommunication Services	7.05%
Materials	3.94%
Utilities	1.32%
Cash and Cash Equivalents	**8.36%**

Lipper Rankings

Category: Lipper International Large-Cap Core	Rank	Percentile
1 Year	16/282	6
3 Year	10/241	5
5 Year	2/214	1
10 Year	6/124	5

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings



Europe 51.44%
Pacific Basin 31.80%
North America 3.75%
Bahamas/Caribbean 3.06%
South America 1.59%
Cash and Cash Equivalents 8.36%

Europe	51.44%
France	17.25%
United Kingdom	14.92%
Germany	7.36%
Switzerland	6.49%
Other Europe[1]	5.42%
Pacific Basin	**31.80%**
Japan	15.87%
Australia	6.07%
Other Pacific Basin[2]	9.86%
North America[3]	**3.75%**
Bahamas/Caribbean[4]	**3.06%**
South America[5]	**1.59%**
Cash and Cash Equivalents	**8.36%**

(1)Includes 1.80% Denmark, 1.10% Finland, 1.42% Netherlands and 1.10% Sweden.

(2)Includes 2.53% China, 2.75% Hong Kong, 1.68% India and 2.90% Singapore.

(3)Includes 1.16% Canada and 2.59% United States.

(4)Includes 1.94% Bermuda and 1.12% Cayman Islands.

(5)Includes 1.59% Brazil.

Top 10 Equity Holdings

Company	Country	Sector	Industry
TOTAL S.A.	France	Energy	Integrated Oil & Gas
Nintendo Co., Ltd.	Japan	Information Technology	Home Entertainment Software
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Roche Holdings AG, Genussschein	Switzerland	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment
BAE Systems plc	United Kingdom	Industrials	Aerospace & Defense
Nissin Kogyo Co., Ltd.	Japan	Consumer Discretionary	Auto Parts & Equipment
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Esprit Holdings Limited	Bermuda	Consumer Discretionary	Apparel Retail

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Ivy International Core Equity Fund, Class A Shares(1) $9,088
MSCI EAFE Index (with net dividends) $7,340
Lipper International Large-Cap Core Funds Universe Average. $6,664
12-31 1999
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-09	–44.66%	–44.07%	–41.64%	–44.72%	–40.98%	–41.12%
5-year period ended 3-31-09	1.20%	1.41%	1.68%	—	—	2.57%
10-year period ended 3-31-09	1.27%	0.85%	0.88%	—	—	—
Since inception of Class[3] through 3-31-09	—	—	—	–23.95%	–20.99%	6.25%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares, and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy International Core Equity Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 755.40	1.78%	$ 7.81
Class B	$1,000	$ 751.50	2.78%	$12.17
Class C	$1,000	$ 753.20	2.37%	$10.34
Class E	$1,000	$ 756.50	1.53%	$ 6.67
Class I	$1,000	$ 757.60	1.14%	$ 5.01
Class Y	$1,000	$ 756.40	1.40%	$ 6.15
Based on 5% Return[2]				
Class A	$1,000	$1,016.03	1.78%	$ 8.97
Class B	$1,000	$1,011.05	2.78%	$13.98
Class C	$1,000	$1,013.10	2.37%	$11.88
Class E	$1,000	$1,017.30	1.53%	$ 7.67
Class I	$1,000	$1,019.26	1.14%	$ 5.75
Class Y	$1,000	$1,017.95	1.40%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy International Core Equity Fund *(in thousands)* MARCH 31, 2009

COMMON STOCKS	Shares	Value
Australia – 6.07%		
Brambles Limited (A)	1,111	$ 3,705
David Jones Limited (A)	1,311	2,553
National Australia Bank Limited (A)	237	3,301
Telstra Corporation Limited (A)	2,095	4,677
		14,236
Bermuda – 1.94%		
Esprit Holdings Limited (A)	894	4,561
Brazil – 1.59%		
Petroleo Brasileiro S.A. – Petrobras, ADR	122	3,722
Canada – 1.16%		
Shoppers Drug Mart Corporation (A)	79	2,721
Cayman Islands – 1.12%		
Mindray Medical International Limited, ADR	143	2,639
China – 2.53%		
China Communications Construction Company Limited, H Shares (A)	2,543	2,791
Industrial and Commercial Bank of China (Asia) Limited (A)	6,037	3,137
		5,928
Denmark – 1.80%		
Carlsberg Group (A)	103	4,213
Finland – 1.10%		
Nokia OYJ (A)	220	2,576
France – 17.25%		
ALSTOM (A)	67	3,462
AXA S.A. (A)	211	2,537
Compagnie Generale des Etablissements Michelin, Class B (A)	108	4,016
Metropole Television SA (A)	166	2,701
Publicis Groupe S.A. (A)	137	3,515
Sanofi-Aventis (A)	102	5,719
Societe Generale (A)	71	2,793
Technip-Coflexip (A)	119	4,188
TOTAL S.A. (A)	134	6,629
Vivendi Universal (A)	187	4,933
		40,493
Germany – 6.04%		
Bayer Aktiengesellschaft (A)	56	2,709
Deutsche Borse AG (A)	50	3,036
Deutsche Telekom AG, Registered Shares (A)	361	4,481
Symrise AG (A)	334	3,960
		14,186
Hong Kong – 2.75%		
Cheung Kong (Holdings) Limited (A)	418	3,602
CNOOC Limited (A)	2,837	2,851
		6,453
India – 1.68%		
Tata Consultancy Services Limited (A)	370	3,942
Japan – 15.87%		
Astellas Pharma Inc. (A)	112	$ 3,454
Central Japan Railway Company (A)	1	3,214
Honda Motor Co., Ltd. (A)	110	2,615
Japan Tobacco Inc. (A)	1	2,994
KOSE Corporation (A)	148	2,760
Mitsubishi Electric Corporation (A)	991	4,504
Nintendo Co., Ltd. (A)	20	5,821
Nissin Kogyo Co., Ltd. (A)	558	4,850
Sumitomo Mitsui Financial Group, Inc. (A)	91	3,205
Trend Micro Incorporated (A)(B)	134	3,842
		37,259
Netherlands – 1.42%		
Heineken N.V. (A)	118	3,340
Singapore – 2.90%		
DBS Group Holdings Ltd (A)	653	3,640
Singapore Telecommunications Limited (A)	1,899	3,165
		6,805
Sweden – 1.10%		
Svenska Cellulosa Aktiebolaget SCA (publ), Class B (A)	340	2,577
Switzerland – 6.49%		
Nestle S.A., Registered Shares (A)	152	5,120
Roche Holdings AG, Genussschein (A)	38	5,168
Swiss Reinsurance Company, Registered Shares (A)	122	1,992
TEMENOS Group AG (A)(B)	275	2,965
		15,245
United Kingdom – 14.92%		
BAE Systems plc (A)	1,015	4,868
Barclays PLC (A)	1,622	3,444
British American Tobacco p.l.c. (A)	111	2,561
Home Retail Group plc (A)	1,019	3,282
Informa plc (A)	813	3,064
International Power plc (A)	1,028	3,105
Prudential plc (A)	602	2,919
Serco Group plc (A)	525	2,753
Tanfield Group PLC (A)(B)	2,233	321
Unilever PLC (A)	237	4,477
Vodafone Group Plc (A)	2,428	4,233
		35,027
United States – 2.59%		
Research In Motion Limited (B)	67	2,874
Sohu.com Inc. (B)	78	3,202
		6,076
TOTAL COMMON STOCKS – 90.32%		**$211,999**
(Cost: $266,562)		

PREFERRED STOCKS – 1.32%		
Germany		
Henkel AG & Co. KGaA (A)	114	**$ 3,095**
(Cost: $4,469)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.74%		
ConAgra Foods, Inc.,		
0.250%, 4–3–09	$312	$ 312
Diageo Capital plc (Diageo plc),		
1.000%, 4–29–09	3,000	2,998
Roche Holdings, Inc.,		
0.220%, 4–1–09	5,000	5,000
Vodafone Group PLC,		
0.570%, 4–1–09	7,515	7,515
		15,825
Master Note – 0.42%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (C).	983	983
TOTAL SHORT-TERM SECURITIES – 7.16%		$ 16,808
(Cost: $16,808)		
TOTAL INVESTMENT SECURITIES – 98.80%		$231,902
(Cost: $287,839)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.20%		2,822
NET ASSETS – 100.00%		$234,724

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount Covered by Contract	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Australian Dollar	6,200	5–18–09	$307	$—
Sell	Singapore Dollar	7,200	7–31–09	75	—
				$382	$—

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	15.38%
Financials	14.32%
Consumer Staples	13.33%
Industrials	10.92%
Information Technology	10.75%
Energy	7.40%
Health Care	7.23%
Telecommunication Services	7.05%
Materials	3.94%
Utilities	1.32%
Other+	8.36%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 300,784
Gross unrealized appreciation	7,519
Gross unrealized depreciation	(76,401)
Net unrealized depreciation	$ (68,882)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund



F. Chace Brundige

Below, F. Chase Brundige, CFA, portfolio manager of the Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. He has managed the Fund for three months and has 15 years of industry experience.

Investment Style

○ Current   ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy International Growth Fund (Class A shares at net asset value)	−44.65%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of the international growth securities markets)	−45.36%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	−46.94%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Financials led the way down in an exceptionally difficult year

While the Fund performed poorly on an absolute basis during the fiscal year, on a relative basis it preserved a bit more capital than its benchmark index and peer group (before taking into account the effects of the Fund's sales charge), largely due to higher-than-normal cash levels. The Fund also benefited from a somewhat more conservative posture through a focus on the consumer staples and telecommunications services sectors and underweight positions in the consumer discretionary sector and stocks exposed to the British pound. Stock selection within the energy sector also proved beneficial to the Fund's performance over the past fiscal year.

Working against us was unfavorable stock selection within the financials, materials, and information technology sectors. An underweight position in a strong Japanese yen also detracted from the Fund's performance.

Putting all of this into another perspective, the best-performing sector in the benchmark (health-care) declined 29 percent for the year, while the worst performer (financials) was down 56 percent. To be sure, holding cash was generally the only way to avoid losing money during the last 12 months as even well-positioned staples declined significantly. We reduced cyclical stock positions early in the year.

The past year was a challenging one for the global economy. Numerous events factored into the downturn, highlighted by the meltdown of the global financial system, culminating in the bankruptcy of Lehman Brothers, the rescue of many others, and trillions of dollars of government assistance worldwide. The economy was also battered by a sharp collapse in commodity prices and a volatile currency market.

A global economical meltdown

During the fiscal year, there was also an immediate slowdown in industrial production and purchase order patterns. While this was, in part, a response to tighter credit, it was also an attempt to eliminate inventory problems. Elsewhere, stocks were affected by lower interest rates worldwide, but wider credit spreads in most areas of risk. Meanwhile, the onset of deleveraging led by mortgage lending ultimately contributed to a spike in consumer savings rates and lower spending.

Overseas, as Europe and Japan fell into recession, a severe credit crunch – coupled with weakened demand in emerging markets – damaged economic activity worldwide. Countries with destabilized housing markets, such as the United Kingdom, Ireland and Spain seemed especially vulnerable. Even so, Chinese fixed-asset investment continued its high rate of growth, despite the falloff in the export economy. Chinese bank lending, led by government policy, ramped up dramatically in the first three months of 2009.

Our outlook

At this point, we feel that a sustained global stock market rally is unlikely. While calling the market is always very difficult, our best guess is that 2009 likely will be one of fits and starts. While we are hopeful that worst-case economic scenarios are behind us, we also feel that global growth is likely to struggle for several quarters. Although fiscal stimulus will aid growth in the short term, we believe it will be difficult to totally offset a global debt contraction and may not reignite Western consumer spending.

Currently, the market is anticipating the eventual inventory restocking that has to occur after months where industrial production growth has measured in significantly negative territory. Our fear is that the market will over-extrapolate and eventually become disappointed with underlying demand.

Our investment strategy going forward is to focus on finding those special companies that we feel have leading margins and returns, while building upon positions and reducing cash when the market gives us opportunities. Likewise, we will pare positions when we feel the market has begun to expect too much.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Growth Fund.

Ivy International Growth Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation



Stocks 85.29%

Cash and Cash Equivalents 14.71%

Stocks	85.29%
Consumer Staples	16.39%
Industrials	12.73%
Financials	8.67%
Energy	8.41%
Information Technology	8.04%
Telecommunication Services	7.45%
Health Care	6.58%
Utilities	5.72%
Consumer Discretionary	5.72%
Materials	5.58%
Cash and Cash Equivalents	14.71%

Lipper Rankings

Category: Lipper International Large-Cap Growth	Rank	Percentile
1 Year	37/103	36
3 Year	16/85	19
5 Year	14/69	20
10 Year	33/42	77

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings



Europe 59.31%
Pacific Basin 19.04%
North America 3.78%
South America 1.77%
Bahamas/Caribbean 1.39%
Cash and Cash Equivalents 14.71%

Europe	59.31%
United Kingdom	15.71%
Switzerland	13.94%
France	11.65%
Germany	7.44%
Other Europe[1]	10.57%
Pacific Basin	19.04%
Japan	11.86%
China	4.29%
Other Pacific Basin[2]	2.89%
North America[3]	3.78%
South America[4]	1.77%
Bahamas/Caribbean[5]	1.39%
Cash and Cash Equivalents	14.71%

(1)Includes 1.81% Denmark, 1.40% Finland, 2.01% Italy, 2.61% Netherlands, 1.48% Spain and 1.26% Sweden.
(2)Includes 1.80% Australia and 1.09% Hong Kong.
(3)Includes 2.36% Canada and 1.42% United States.
(4)Includes 1.77% Brazil.
(5)Includes 1.39% Bermuda.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Roche Holdings AG, Genussschein	Switzerland	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
TOTAL S.A.	France	Energy	Integrated Oil & Gas
British American Tobacco p.l.c.	United Kingdom	Consumer Staples	Tobacco
VINCI	France	Industrials	Construction & Engineering
Nintendo Co., Ltd.	Japan	Information Technology	Home Entertainment Software
Vodafone Group Plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Zurich Financial Services, Registered Shares	Switzerland	Financials	Multi-Line Insurance
Reckitt Benckiser Group plc	United Kingdom	Consumer Staples	Household Products
E.ON AG	Germany	Utilities	Electric Utilities

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund

(UNAUDITED)


Ivy International Growth Fund, Class A Shares(1) $6,034
MSCI EAFE Growth Index $5,934
Lipper International Large-Cap Growth Funds Universe Average. . . . $6,512
$40,000
$30,000
$20,000
$10,000
$0
12-31 1999
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-09	–47.83%	–47.43%	–45.19%	–47.70%	–44.42%	–44.55%
5-year period ended 3-31-09	–2.19%	–2.30%	–2.01%	—	—	–1.00%
10-year period ended 3-31-09	–3.37%	–3.82%	–3.76%	—	—	—
Since inception of Class(4) through 3-31-09	—	—	—	–25.81%	–23.13%	2.45%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 716.50	1.65%	$ 7.04
Class B	$1,000	$ 712.80	2.78%	$ 11.82
Class C	$1,000	$ 713.20	2.68%	$ 11.48
Class E**	$1,000	$ 717.60	1.37%	$ 5.84
Class I	$1,000	$ 718.40	1.18%	$ 5.07
Class Y	$1,000	$ 717.80	1.31%	$ 5.58
Based on 5% Return[2]				
Class A	$1,000	$1,016.72	1.65%	$ 8.27
Class B	$1,000	$1,011.09	2.78%	$ 13.88
Class C	$1,000	$1,011.55	2.68%	$ 13.48
Class E**	$1,000	$1,018.11	1.37%	$ 6.86
Class I	$1,000	$1,019.07	1.18%	$ 5.96
Class Y	$1,000	$1,018.42	1.31%	$ 6.56

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy International Growth Fund (in thousands) MARCH 31, 2009

COMMON STOCKS	Shares	Value
Australia – 1.80%		
Novogen LTD (A)(B)	206	$ 72
Telstra Corporation Limited (B)	999	2,229
		2,301
Bermuda – 1.39%		
Esprit Holdings Limited (B)	348	1,773
Brazil – 1.77%		
Petroleo Brasileiro S.A. – Petrobras, ADR	74	2,262
Canada – 2.36%		
Shoppers Drug Mart Corporation (B)(C)	38	1,300
Shoppers Drug Mart Corporation (B)	50	1,719
		3,019
China – 4.29%		
China Construction Bank Corporation (B)(C)	3,025	1,717
China Life Insurance Company Limited, ADR	34	1,665
China South Locomotive & Rolling Stock Corporation Limited, H Shares (A)(B)(C)	1,590	727
Tencent Holdings Limited (B)	187	1,384
		5,493
Denmark – 1.81%		
Carlsberg Group (B)	56	2,318
Finland – 1.40%		
Fortum Oyj (B)	63	1,200
Nokia OYJ (B)	50	585
		1,785
France – 11.65%		
ALSTOM (B)	26	1,348
Compagnie Generale des Etablissements Michelin, Class B (B)	17	633
EDF SA (B)	32	1,243
Pinault-Printemps-Redoute SA (B)	20	1,250
Technip-Coflexip (B)	57	2,017
TOTAL S.A. (B)	95	4,698
VINCI (B)	100	3,710
		14,899
Germany – 5.30%		
Bayer Aktiengesellschaft (B)	35	1,711
E.ON AG (B)	106	2,959
Vossloh AG (B)	20	2,107
		6,777
Hong Kong – 1.09%		
Cheung Kong (Holdings) Limited (B)	162	1,396
Italy – 2.01%		
Banca Intesa S.p.A. (B)	287	790
Saipem S.p.A. (B)	100	1,779
		2,569

COMMON STOCKS (Continued)	Shares	Value
Japan – 11.86%		
Canon Inc. (B)	31	$ 904
Central Japan Railway Company (B)	—*	1,297
East Japan Railway Company (B)	33	1,720
Japan Tobacco Inc. (B)	1	2,406
Mitsubishi Electric Corporation (B)	360	1,636
Nintendo Co., Ltd. (B)	12	3,510
Shin-Etsu Chemical Co., Ltd. (B)	42	2,064
Sumitomo Mitsui Financial Group, Inc. (B)	47	1,637
		15,174
Netherlands – 2.61%		
Heineken N.V. (B)	46	1,292
Koninklijke KPN N.V. (B)	153	2,043
		3,335
Spain – 1.48%		
Telefonica, S.A. (B)	95	1,894
Sweden – 1.26%		
H & M Hennes & Mauritz AB (B)	43	1,608
Switzerland – 13.94%		
Nestle S.A., Registered Shares (B)	145	4,896
Roche Holdings AG, Genussschein (B)	41	5,603
Syngenta AG (B)	14	2,774
TEMENOS Group AG (A)(B)	130	1,402
Zurich Financial Services, Registered Shares (B)	20	3,150
		17,825
United Kingdom – 15.71%		
BAE Systems plc (B)	505	2,422
BHP Billiton Plc (B)	30	586
British American Tobacco p.l.c. (B)	176	4,066
IG Group Holdings plc (B)(C)	272	683
Informa plc (B)	355	1,337
Marks and Spencer Group plc (B)	162	685
National Grid plc (B)	250	1,920
Prudential plc (B)	154	747
Reckitt Benckiser Group plc (B)	79	2,964
Serco Group plc (B)	252	1,320
Vodafone Group Plc (B)	1,930	3,365
		20,095
United States – 1.42%		
Research In Motion Limited (A)	42	1,818
TOTAL COMMON STOCKS – 83.15%		**$106,341**
(Cost: $136,815)		

PREFERRED STOCKS – 2.14%	Shares	Value
Germany		
Fresenius AG (B)	60	**$ 2,736**
(Cost: $3,508)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 14.63%		
Air Products and Chemicals, Inc.,		
0.220%, 5–1–09	$3,302	$ 3,301
Coca-Cola Company (The),		
0.200%, 5–20–09	5,000	4,999
John Deere Credit Limited (John Deere		
Capital Corporation),		
0.460%, 4–15–09	1,407	1,407
Emerson Electric Co.,		
0.200%, 4–21–09	5,000	4,999
Rabobank USA Financial Corp. (Rabobank		
Nederland),		
0.120%, 4–1–09	4,000	4,000
		18,706
Master Note – 1.29%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (D).	1,648	1,648
TOTAL SHORT-TERM SECURITIES – 15.92%		**$ 20,354**
(Cost: $20,354)		
TOTAL INVESTMENT SECURITIES – 101.21%		**$129,431**
(Cost: $160,677)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.21%)		**(1,543)**
NET ASSETS – 100.00%		**$127,888**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Swiss Franc	7,100	3–17–10	$ —	$241

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $4,427 or 3.46% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Consumer Staples	16.39%
Industrials	12.73%
Financials	8.67%
Energy	8.41%
Information Technology	8.04%
Telecommunication Services	7.45%
Health Care	6.58%
Utilities	5.72%
Consumer Discretionary	5.72%
Materials	5.58%
Other+	14.71%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 161,919
Gross unrealized appreciation	6,711
Gross unrealized depreciation	(39,199)
Net unrealized depreciation	$ (32,488)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Pacific Opportunities Fund



Frederick Jiang

Below, Frederick Jiang, CFA, portfolio manager of the Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. He has managed the Fund for five years and has 14 years of industry experience.

Investment Style

○ Current ■ Historical
Source: Morningstar, Inc.



VALUE BLEND GROWTH
STYLE

LARGE / MEDIUM / SMALL CAPITALIZATION

This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy Pacific Opportunities Fund	
(Class A shares at net asset value)	–38.76%
Benchmark(s) and/or Lipper Category	
MSCI AC Asia ex Japan Index	–43.86%
(generally reflects the performance of stocks that represent Asian stocks outside Japan)	
Lipper Pacific Ex-Japan Funds Universe Average	–42.55%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Country selection helped drive results

Country weightings, stock selection and cash positioning were the primary factors affecting our fiscal year results, and our ability to preserve somewhat more capital than our benchmark and Lipper peer group during an exceptionally challenging period. For much of the year, we had an overweight position in China (as much as 40 percent of the Fund at one point) and this helped our results this past winter as China's economy began to stabilize even as much of the developed world slipped deeper into the worst recession in decades.

Although all sectors in our benchmark and the Fund fell in value this past year, effective stock selection in materials, industrials and technology made significant positive contributions to the Fund's annual return. Financial stocks were the biggest source of relative weakness in the portfolio, as Asian lenders were affected by concerns about the health of the global economy as well as a decline in export manufacturing.

Despite the severe downturn, it appears that the Chinese economy is beginning to benefit from a comprehensive economic stimulus plan that it had enacted in November 2008. Unlike most western governments, China does not need to borrow to spend money on programs aimed at rekindling economic growth, and China appears to be using its ample resources to its advantage. To capitalize benefit from China's economic shift from export growth to self-financed infrastructure spending, our equity positioning included a diverse mix of Chinese companies.

As stock prices rebounded midway through the first calendar quarter of 2009, we reduced our strong overweight position in China to a modest overweight. We also increased our position in other Asian countries where we thought stocks had become excessively depressed. These markets include South Korea, Taiwan and Singapore, whose economies remain dependent on exports. We believe these countries may see increased export demand to China to offset continued weakness in demand from developed western markets.

Our position in India varied substantially throughout the year. We reduced our holdings in the summer and autumn as stock prices began to collapse and then reallocated money to Indian companies after the India market declined substantially. In our view, India is less dependent on trade than most of Asia, and although it faces huge budget challenges, we think domestic demand growth is likely to remain strong over the long term. Throughout the year, we remained cautious about Thailand and the Philippines, where political instability appears problematic.

Overall, our portfolio has reflected two consistent themes – the ongoing buildout of Asian infrastructure and the long-term growth in domestic consumer consumption across the continent. We maintained significant holdings in construction, machinery and power utilities. On the consumption side, we were positioned with significant holdings in financial services, telecom, and property developers.

China: Solid prospects for a stimulus-led rebound

For much of the fiscal year, most of the world's economy – including Asia – was impaired by a continuing credit crunch and a decline in global trade. However, China began to recover in the first calendar quarter of 2009. Lending activity grew to 4.6 trillion RMB as many new projects began to be funded. Infrastructure spending on highways, rail and three upgraded third generation communications networks are helping to mitigate the effects of declining export demand to western nations. Although year-over-year exports have tumbled by 20 percent, a large share of displaced workers have already found new jobs in growing sectors.

China's command and control leadership has provided resources to underwrite a huge backlog of local projects that had been steadily building up over the prior three years. Railway investment has tripled from year-ago levels while agricultural spending has doubled, and coal-mining expenditures have jumped 59.6 percent, according to China's statistics bureau. The number of new government-sponsored projects has climbed 28 percent to 18,533. China has also started at least $35 billion of energy projects since autumn, using cyclical weakness to boost and diversify its sources of energy supply.

Our outlook

In the coming months, we believe that GDP (gross domestic product) growth in China and India will be relatively stronger than other parts of the world, and that other Asian countries will benefit. In fact, we believe that if current growth trends continue, within three years the size of China's economy will eclipse that of Japan, which is currently suffering a severe recession. India's growth is likely to be fueled by continued growth in domestic consumption given that exports are relatively modest.

Across Asia, we will closely monitor events to confirm that business profitability and productivity are benefiting from government spending and a shift toward greater domestic consumer consumption. Compared to developed markets, we think Asia will continue to benefit from a rate of high savings and relatively low levels of consumer, corporate and government debt. Many Asian countries other than Japan also enjoy favorable demographic trends that should help fuel continued growth, in our opinion.

For example, we think China has ample internal resources, and will increasingly use its global financial clout to convince trading partners to use the RMB as a currency in trade and foreign exchange reserve. In March 2009, we saw this tactic take shape in the form of currency swap agreements between China and several Asian nations, Belarus and Argentina, which supplies China with soybeans.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Pacific Opportunities Fund.

Asset Allocation



Stocks 94.84%

Bonds 0.80%

Cash and Cash Equivalents 4.36%

Stocks	94.84%
Financials	29.53%
Industrials	16.25%
Information Technology	14.09%
Telecommunication Services	8.82%
Energy	6.60%
Utilities	6.93%
Consumer Discretionary	6.03%
Materials	4.04%
Consumer Staples	1.52%
Health Care	1.03%
Bonds	**0.80%**
Corporate Debt Securities	0.80%
Cash and Cash Equivalents	**4.36%**

Country Weightings



Pacific Basin 91.60%

Bahamas/Caribbean 3.00%

Europe 1.04%

Cash and Cash Equivalents 4.36%

Pacific Basin	91.60%
China	38.74%
South Korea	15.59%
Taiwan	11.17%
Hong Kong	7.19%
Singapore	6.20%
India	6.20%
Other Pacific Basin[1]	6.51%
Bahamas/Caribbean[2]	**3.00%**
Europe[3]	**1.04%**
Cash and Cash Equivalents	**4.36%**

(1)Includes 2.26% Indonesia, 2.69% Malaysia, 1.15% Thailand and 0.41% Vietnam.

(2)Includes 0.98% Bermuda and 2.02% Cayman Islands.

(3)Includes 1.04% United Kingdom.

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	14/50	28
3 Year	15/37	40
5 Year	10/36	28
10 Year	13/26	49

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Industrial and Commercial Bank of China (Asia) Limited	China	Financials	Diversified Banks
NetEase.com, Inc., ADR	China	Information Technology	Internet Software & Services
China Resources Power Holdings Company Limited	China	Utilities	Independent Power Producers & Energy Traders
China Oilfield Services Limited	China	Energy	Oil & Gas Drilling
China Life Insurance Company Limited, H Shares	China	Financials	Life & Health Insurance
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
China Mobile (Hong Kong) Limited, ADR	Hong Kong	Telecommunication Services	Wireless Telecommunication Service
Beijing Enterprises Holdings Limited	Hong Kong	Industrials	Industrial Conglomerates
TATA POWER COMPANY LIMITED (THE)	India	Utilities	Electric Utilities
Hon Hai Precision Ind. Co., Ltd.	Taiwan	Information Technology	Electronic Manufacturing Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Pacific Opportunities Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Pacific Opportunities Fund, Class A Shares(1) $12,929
MSCI AC Asia ex Japan Index $10,999
Lipper Pacific Ex-Japan Funds Universe Average $12,447
12-31 1999
12-31 2000
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y	Advisor Class(3)
1-year period ended 3-31-09	–42.28%	–41.42%	–39.22%	–41.97%	–38.34%	–38.47%	–38.31%
5-year period ended 3-31-09	4.17%	4.19%	4.58%	—	—	5.72%	6.06%
10-year period ended 3-31-09	6.68%	6.14%	6.39%	—	—	—	7.42%
Since inception of Class(4) through 3-31-09	—	—	—	–18.40%	–15.78%	11.38%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment. Advisor Class shares are no longer available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 855.20	2.14%	$ 9.93
Class B	$1,000	$ 849.50	3.44%	$15.81
Class C	$1,000	$ 851.80	2.92%	$13.52
Class E**	$1,000	$ 857.60	1.46%	$ 6.78
Class I	$1,000	$ 858.60	1.33%	$ 6.13
Class Y	$1,000	$ 858.00	1.60%	$ 7.43
Advisor Class**	$1,000	$ 858.60	1.42%	$ 6.60
Based on 5% Return[2]				
Class A	$1,000	$1,014.26	2.14%	$10.78
Class B	$1,000	$1,007.80	3.44%	$17.17
Class C	$1,000	$1,010.37	2.92%	$14.68
Class E**	$1,000	$1,017.64	1.46%	$ 7.36
Class I	$1,000	$1,018.31	1.33%	$ 6.66
Class Y	$1,000	$1,016.97	1.60%	$ 8.07
Advisor Class**	$1,000	$1,017.87	1.42%	$ 7.16

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Pacific Opportunities Fund (in thousands)

COMMON STOCKS	Shares	Value
Bermuda – 0.98%		
Esprit Holdings Limited (A)	600	$ 3,061
Cayman Islands – 2.02%		
Agria Corporation, ADR (B)	25	28
China Distance Education Holdings Limited, ADR (B)	315	1,712
CNinsure Inc., ADR (B)	188	1,383
Greentown China Holdings Limited (A)	7,200	3,210
		6,333
China – 37.94%		
Agile Property Holdings Limited (A)	8,798	4,989
Beijing New Building Material Company imited (A)(C)	2,000	2,960
China BlueChemical Ltd., H Shares (A)	8,028	4,392
China CITIC Bank Corporation Limited, H Shares (A)	13,824	5,232
China Communications Construction Company Limited, H Shares (A)	4,324	4,745
China Construction Bank Corporation (A)(C)	5,465	3,102
China Life Insurance Company Limited, H Shares (A)	2,558	8,413
China Merchants Bank Co., Limited, H Shares (A)(C)	2,000	3,485
China Oilfield Services Limited (A)	10,696	8,477
China Resources Power Holdings Company Limited (A)	4,086	8,581
China South Locomotive & Rolling Stock Corporation Limited, H Shares (A)(B)(C)	9,629	4,399
China Unicom Limited (A)	5,000	5,218
China Yurun Food Group Limited (A)	2,901	3,706
ChinaEdu Corporation, ADR (B)	350	1,638
Ctrip.com International, Ltd.	100	2,740
Enerchina Holdings Limited (A)(B)	56,718	851
Heng Tai Consumables Group Limited (A)(B)	21,375	1,034
Honghua Group Limited (A)(C)	4,000	595
Industrial and Commercial Bank of China (Asia) Limited (A)	19,632	10,203
KWG Property Holding Limited (A)	14,012	4,043
NetEase.com, Inc., ADR (B)(D)	350	9,397
PetroChina Company Limited, H Shares (A)	6,470	5,162
REXLot Holdings Limited (A)(B)	52,975	1,675
Simcere Pharmaceutical Group, ADR (B)(D)	574	3,212
Tencent Holdings Limited (A)	468	3,460
Wah Sang Gas Holdings Limited (A)(B)	736	—*
Yingli Green Energy Holding Company Limited, ADR (B)	277	1,665
Zhuzhou CSR Times Electric Co., Ltd., H Shares (A)	5,537	5,632
		119,006
Hong Kong – 7.19%		
Beijing Enterprises Holdings Limited (A)	1,538	6,407
Cheung Kong (Holdings) Limited (A)	443	3,818
China Mobile (Hong Kong) Limited, ADR (E)	150	6,528
China National Building Material Company Limited,H Shares (A)	1,500	2,220
Pan Asia Environmental Protection Group Limited (A)(C)	13,372	1,483
Pou Sheng International (Holdings) Limited (A)(B)(C)	20,000	2,088
		22,544

COMMON STOCKS (Continued)	Shares	Value
India – 6.20%		
Bharti Airtel Limited (A)(B)	436	$ 5,390
CESC Limited (A)(C)	450	1,874
Nagarjuna Construction Company Limited (A)	1,435	1,749
Reliance Energy Limited (A)	400	4,071
TATA POWER COMPANY LIMITED (THE) (A)	419	6,368
		19,452
Indonesia – 2.26%		
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk	142	3,637
PT Bank Rakyat Indonesia (A)	9,513	3,467
		7,104
Malaysia – 2.69%		
Gamuda Berhad (A)	6,355	3,457
Genting Berhad (A)	2,068	2,088
Sime Darby Berhad (A)	1,848	2,892
		8,437
Singapore – 6.20%		
Cambridge Industrial Trust (A)(C)	9,500	1,564
DBS Group Holdings Ltd (A)	1,000	5,575
Keppel Corporation Limited (A)	1,000	3,304
Keppel Land Limited (A)	1,742	1,663
SembCorp Industries Ltd (A)	2,629	4,078
United Overseas Bank Limited (A)	507	3,252
		19,436
South Korea – 15.59%		
ForHuman Co., Ltd. (A)(B)	201	1,785
Hyundai Motor Company (A)	137	5,544
KB Financial Group Inc. (A)(B)	180	4,354
KCC Corporation (A)	11	2,505
Korea Investment Holdings Co., Ltd. (A)(B)	172	3,752
Kyeryong Construction Industrial Co. Ltd (A)	103	1,599
LG Corp. (A)	134	4,828
NHN Corporation (A)(B)	48	5,298
Samsung C&T Corporation (A)	78	2,267
Samsung Electronics Co., Ltd. (A)	17	7,181
SK Corporation (A)	65	5,099
SK Telecom Co., Ltd. (A)	34	4,672
		48,884
Taiwan – 11.17%		
Acer Incorporated (A)	2,160	3,253
Asustek Computer Inc. (A)	1,628	1,717
First Commercial Bank Co., Ltd. (A)	11,557	5,344
Fubon Financial Holding Co., Ltd. (A)	9,723	5,877
Hon Hai Precision Ind. Co., Ltd. (A)	2,748	6,218
Taiwan Cement Corporation (A)	3,741	3,089
Taiwan Semiconductor Manufacturing Company Ltd. (A)	3,904	5,879
Yuanta Financial Holdings Co., Ltd. (A)	8,000	3,663
		35,040
Thailand – 1.15%		
Advanced Info Service Public Company Limited (A)	962	2,241
PTT Public Company Limited (A)	315	1,368
		3,609

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 1.04%		
Standard Chartered PLC (A)(B)...............	269	$ 3,250
TOTAL COMMON STOCKS – 94.43%		**$296,156**
(Cost: $392,292)		
INVESTMENT FUNDS – 0.41%		
Vietnam		
Vietnam Azalea Fund Limited (B)(F)(G).........	500	$ 1,290
(Cost: $3,304)		

CORPORATE DEBT SECURITIES – 0.80%	Principal	
China		
Suntech Power Holdings Co., Ltd., Convertible,		
0.250%, 2–15–12	$2,800	$ 2,517
(Cost: $2,233)		

SHORT-TERM SECURITIES		
Commercial Paper – 4.08%		
Merck & Co., Inc.,		
0.250%, 4–20–09	3,000	3,000
Rabobank USA Financial Corp. (Rabobank Nederland),		
0.120%, 4–1–09	9,807	9,807
		12,807
Master Note – 0.62%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (H)....................	1,941	1,941
TOTAL SHORT-TERM SECURITIES – 4.70%		**$ 14,748**
(Cost: $14,748)		
TOTAL INVESTMENT SECURITIES – 100.34%		**$314,711**
(Cost: $412,577)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.34%)		(1,065)
NET ASSETS – 100.00%		**$313,646**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Singapore Dollar	27,000	7–31–09	$282	$ —

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $21,550 or 6.87% of net assets.

(D) Securities serve as collateral for the following open futures contracts at March 31, 2009:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
Hang Seng China Enterprises Index Futures April 09	Short	4–30–09	(1)	$(30,709)	$(38)

Notes to Schedule of Investments (Continued)

(E) Securities serve as cover for the following written options outstanding at March 31, 2009:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
China Construction Bank Corporation	11,865	June/4.8	$230	$426

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
China Construction Bank Corporation	11,865	June/3.2	$321	$159
China Mobile (Hong Kong) Limited, ADR	2	June/35.0	389	195
Sohu.com Inc.	1	June/35.0	286	278
			$996	$632

(F) Illiquid restricted security. At March 31, 2009, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07	500	$3,304	$1,290

The total value of this security represented approximately 0.41% of net assets at March 31, 2009.

(G) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at March 31, 2009.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Financials	29.53%
Industrials	16.25%
Information Technology	14.09%
Telecommunication Services	8.82%
Energy	7.40%
Utilities	6.93%
Consumer Discretionary	6.03%
Materials	4.04%
Consumer Staples	1.52%
Health Care	1.03%
Other+	4.36%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 417,676
Gross unrealized appreciation	24,000
Gross unrealized depreciation	(126,965)
Net unrealized depreciation	$(102,965)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund

(UNAUDITED)



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of the Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. She has managed the Fund for five years and has 26 years of industry experience.

Investment Style

○ Current ■ Historical

Source: Morningstar, Inc.


LARGE
MEDIUM
SMALL
CAPITALIZATION
VALUE
BLEND
GROWTH
STYLE

This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.


HIGH
MEDIUM
LOW
CREDIT QUALITY
SHORT
INT
LONG
MATURITY

This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy Balanced Fund (Class A shares at net asset value)	–20.98%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	–38.09%
Citigroup Treasury/Government Sponsored/Credit Index (generally reflects the performance of securities in the bond market)	2.09%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–29.72%

Multiple indices are presented because the Fund invests in both stocks and bonds.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Health care, consumer staples helped retain capital

For much of the fiscal year, we maintained a sizeable portion of the equity component of the Fund in traditional defensive sectors such as health care and consumer staples, which helped us outperform our equity benchmark and our peers. Early in the year, we also decided to significantly underweight the financials sector, in light of concerns regarding mortgage and housing markets, and this positioning proved to be a significant positive driver of our relative performance.

Many negative events defined the year, from the AIG bailout and record high energy prices to the bankruptcy of Lehman Brothers and the collapse of the stock market. Additional pieces included falling home prices, rising unemployment and plummeting consumer confidence. Meanwhile, as the global economy fell into technical recession territory, governments worldwide stepped up to announce massive fiscal stimulus plans and slash interest rates. As these measures were publicized, sentiment and returns began to improve toward the end of the fourth quarter in 2008, only to completely reverse during the first quarter of 2009. The euphoria associated with a new administration wore off quickly as the state of our economy and the procession of bad news coming out of corporate America overwhelmed the change in command. The market reached new lows early in March as the viability of three household names came into question: Citibank, General Motors and General Electric.

No where to hide in a bear market

There was no safe place to hide in the equity markets as all industry groups posted negative returns for the fiscal year. In fact, cash and U.S. Treasuries were our only defense during the turbulent fourth quarter of 2008. We have been of the belief that Congress and the Federal Reserve will prevail and have begun to position the Fund toward that eventuality. It is critical that credit markets begin functioning again, and because financial institutions will be central to that recovery process, we believe that industry likely will look dramatically different – increased regulation, consolidation and diversified powerhouses (which we seek to own). We were early in our thinking and have reduced positions established a few months ago.

For the year, one of the most significant negative impacts to performance came from infrastructure and energy, where we underestimated how quickly the price of energy would decrease. As such, we recently reduced our oil service exposure; we believe the next phase of the commodity correction likely will be supply destruction to correct an oversupplied market. We have seen clear evidence of this in the first quarter of 2009 as producers have reduced spending. While the Fund remains defensively positioned overall, we are adding companies that we believe are the market share gainers as we enter a possible recovery phase.

An unprepared financial system

As we look back on the last year, it's clear that the financial system was unprepared for a once-in-a-lifetime decline in housing prices. To compound the problem, regulatory bodies did not keep up with all the new products and structures that were being bought and sold around the world. This helped to create a panic in the financial markets as investors ran toward the safest investment: U.S. Treasuries. After Lehman Brothers filed for bankruptcy, the ensuing fallout in the credit markets was truly unprecedented as even the most creditworthy borrowers found it difficult to fund their day-to-day business activities.

When will the housing crisis end? This is one of the most important questions the market is hoping to answer. While past performance is no guarantee of future results, history may be a useful guide as to when foreclosures might peak. The Federal Reserve Bank of Boston in the spring of 2008 published a paper on the Massachusetts housing market and its history of boom-bust cycles. The analysis discovered that 95 percent of all foreclosures occur when loan-to-value ratios exceed 80 percent. In addition, almost 50 percent of home foreclosures occur in the first three years of homeownership, and a full 25 percent occur in the first one to two years. Generally speaking, U.S. housing prices peaked in the 2005-2006 timeframe, so it is possible investors (and potentially, taxpayers) may face up to another year of large writeoffs in the financial sector. Even when the wave of foreclosures has crested, however, the ensuing economic aftershocks in other industries could take many months to clean up.

Our outlook

We expect that markets will remain volatile for some time as deteriorating economic conditions weigh on investors, and governments around the world work to stabilize their financial systems and economies. The United States and other countries are indeed experiencing significant declines, particularly where exports have been a key driver of growth. In certain industry classifications in the U.S. – namely housing and autos – we are shipping and producing to levels not sustainable from an economic standpoint. Automotive capacity will need to be cut if demand remains at current levels. From a housing starts perspective, foreclosures continue to create a significant overhang in supply and will need to be cleared before builders feel confident about adding new inventory.

If growth is going to resume, we need credit markets to start functioning and gaining traction. The first quarter of 2009 bore the brunt of aggressive stockpile cutbacks as companies moved toward balance sheet preservation. Given the level of inventory liquidation that occurred in the first three months of this year, we would expect that the rate of decline in the GDP will be equally as startling as the fourth quarter of 2008, despite a slight gain in personal consumption expenditures. We are closely watching the credit markets and remain focused on companies that we feel have strong capital discipline and strong balance sheets.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund.

Asset Allocation



Stocks 68.15%

Bonds 21.39%

Cash and Cash Equivalents 10.46%

Stocks	68.15%
Consumer Staples	13.50%
Health Care	12.13%
Information Technology	11.36%
Financials	8.72%
Energy	7.98%
Industrials	5.64%
Consumer Discretionary	3.80%
Telecommunication Services	2.32%
Utilities	1.59%
Materials	1.11%
Bonds	**21.39%**
Corporate Debt Securities	12.89%
United States Government and Government Agency Obligations	8.50%
Cash and Cash Equivalents	**10.46%**

Bond Portfolio Characteristics

Average maturity	2.8 years
Effective duration	2.2 years
Weighted average bond rating	AA+

Top 10 Equity Holdings

Company	Sector
Colgate-Palmolive Company	Consumer Staples
Exxon Mobil Corporation	Energy
Abbott Laboratories	Health Care
Gilead Sciences, Inc.	Health Care
Wal-Mart Stores, Inc.	Consumer Staples
PepsiCo, Inc.	Consumer Staples
Johnson & Johnson	Health Care
Northern Trust Corporation	Financials
AT&T Inc.	Telecommunication Services
Travelers Companies, Inc. (The)	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	30/682	5
3 Year	23/542	5
5 Year	15/449	4
10 Year	112/249	45

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Balanced Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Balanced Fund, Class A Shares(1) $9,502
S&P 500 Index $7,344
Citigroup Treasury/Government Sponsored/Credit Index $17,573
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average . $10,266
9-30 1999
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-09	–25.52%	–24.86%	–21.53%	–25.33%	–20.72%	–20.89%
5-year period ended 3-31-09	–0.08%	–0.05%	0.32%	—	—	1.26%
10-year period ended 3-31-09	–0.49%	—	—	—	—	—
Since inception of Class(4) through 3-31-09	—	0.52%	0.88%	–10.58%	–7.80%	1.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

Ivy Balanced Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 842.60	1.33%	$ 6.17
Class B	$1,000	$ 839.10	2.24%	$10.30
Class C	$1,000	$ 839.60	1.93%	$ 8.83
Class E**	$1,000	$ 843.80	1.10%	$ 5.07
Class I	$1,000	$ 843.80	0.97%	$ 4.52
Class Y	$1,000	$ 843.10	1.22%	$ 5.62
Based on 5% Return[2]				
Class A	$1,000	$1,018.28	1.33%	$ 6.76
Class B	$1,000	$1,013.75	2.24%	$11.28
Class C	$1,000	$1,015.29	1.93%	$ 9.67
Class E**	$1,000	$1,019.44	1.10%	$ 5.55
Class I	$1,000	$1,020.08	0.97%	$ 4.95
Class Y	$1,000	$1,018.83	1.22%	$ 6.16

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Balanced Fund *(in thousands)* MARCH 31, 2009

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.45%		
General Dynamics Corporation	73	$ 3,024
Lockheed Martin Corporation	36	2,485
		5,509
Air Freight & Logistics – 0.81%		
Expeditors International of Washington, Inc.	45	1,282
Asset Management & Custody Banks – 2.39%		
Northern Trust Corporation	64	3,817
Biotechnology – 2.61%		
Gilead Sciences, Inc. (A)	90	4,160
Communications Equipment – 4.77%		
Cisco Systems, Inc. (A)	209	3,498
Nokia Corporation, Series A, ADR	84	983
QUALCOMM Incorporated	81	3,140
		7,621
Computer Hardware – 3.52%		
Apple Inc. (A)	22	2,323
Hewlett-Packard Company	103	3,302
		5,625
Department Stores – 1.13%		
Kohl's Corporation (A)	43	1,807
Distillers & Vintners – 1.07%		
Brown-Forman Corporation, Class B	44	1,707
Diversified Chemicals – 1.11%		
E.I. du Pont de Nemours and Company	80	1,775
Electric Utilities – 1.59%		
Exelon Corporation	56	2,533
Electrical Components & Equipment – 1.38%		
Emerson Electric Co.	77	2,203
Footwear – 1.11%		
NIKE, Inc., Class B	38	1,768
Health Care Equipment – 0.71%		
Zimmer Holdings, Inc. (A)	31	1,131
Health Care Supplies – 1.66%		
DENTSPLY International Inc.	99	2,650
Home Improvement Retail – 1.56%		
Home Depot, Inc. (The)	106	2,497
Household Products – 3.16%		
Colgate-Palmolive Company	86	5,049
Hypermarkets & Super Centers – 2.49%		
Wal-Mart Stores, Inc.	76	$ 3,975
Integrated Oil & Gas – 6.50%		
BP p.l.c., ADR	65	2,623
Chevron Corporation	44	2,925
Exxon Mobil Corporation	71	4,821
		10,369
Integrated Telecommunication Services – 2.32%		
AT&T Inc.	147	3,704
Oil & Gas Equipment & Services – 0.92%		
Schlumberger Limited	36	1,471
Oil & Gas Exploration & Production – 0.56%		
XTO Energy Inc.	29	891
Other Diversified Financial Services – 1.64%		
J.P. Morgan Chase & Co.	98	2,610
Packaged Foods & Meats – 1.75%		
Hershey Foods Corporation	80	2,790
Pharmaceuticals – 7.15%		
Abbott Laboratories	93	4,441
Allergan, Inc.	41	1,977
Bristol-Myers Squibb Company	50	1,105
Johnson & Johnson	74	3,892
		11,415
Property & Casualty Insurance – 3.68%		
Berkshire Hathaway Inc., Class B (A)	1	2,338
Travelers Companies, Inc. (The)	87	3,535
		5,873
Regional Banks – 1.01%		
PNC Financial Services Group, Inc. (The)	55	1,611
Semiconductors – 1.77%		
Microchip Technology Incorporated	133	2,822
Soft Drinks – 3.91%		
Coca-Cola Company (The)	53	2,320
PepsiCo, Inc.	76	3,928
		6,248
Systems Software – 1.30%		
Microsoft Corporation	113	2,070
Tobacco – 1.12%		
Philip Morris International Inc.	50	1,783
TOTAL COMMON STOCKS – 68.15%		**$108,766**
(Cost: $111,134)		

CORPORATE DEBT SECURITIES	Principal	Value
Agricultural Products – 0.47%		
Archer-Daniels-Midland Company,		
7.000%, 2–1–31	$700	$ 744
Beverage / Bottling – 0.63%		
Diageo Capital plc,		
4.375%, 5–3–10	1,000	1,011
Communications Equipment – 0.66%		
Cisco Systems, Inc.,		
5.250%, 2–22–11	1,000	1,057
Conglomerate / Diversified Mfg – 0.63%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14 (B)	1,000	1,006
Department Stores – 0.63%		
Kohl's Corporation,		
6.300%, 3–1–11	1,000	1,009
Diversified Banks – 0.16%		
Wells Fargo Bank, N.A.,		
7.550%, 6–21–10	250	252
Electric – 0.37%		
Hydro-Quebec,		
8.000%, 2–1–13	500	582
Electric Utilities – 0.64%		
Exelon Corporation,		
6.950%, 6–15–11	1,000	1,021
Food Processors – 0.48%		
Cargill, Inc.,		
6.375%, 6–1–12 (C)	400	404
Unilever Capital Corporation,		
5.900%, 11–15–32	350	359
		763
Food Retail – 0.66%		
Kroger Co. (The),		
6.200%, 6–15–12	1,000	1,051
Home Improvement Retail – 0.63%		
Home Depot, Inc. (The),		
5.200%, 3–1–11	1,000	1,006
Industrial – Other – 0.63%		
Praxair, Inc.,		
4.375%, 3–31–14	1,000	1,000

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas – 0.32%		
Chevron Corporation,		
3.450%, 3–3–12	$500	$ 513
Integrated Telecommunication Services – 0.63%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,010
Life Insurance – 0.25%		
StanCorp Financial Group, Inc.,		
6.875%, 10–1–12	450	396
Machinery – 0.31%		
John Deere Capital Corporation,		
5.250%, 10–1–12	500	505
Metals / Mining – 0.94%		
Newmont Mining Corporation, Convertible,		
3.000%, 2–15–12	1,200	1,490
Oil & Gas – 0.65%		
ConocoPhillips,		
4.750%, 2–1–14	1,000	1,041
Oil & Gas Exploration & Production – 0.33%		
XTO Energy Inc.,		
7.500%, 4–15–12	500	524
Other Non-Agency REMIC/CMO – 0.00%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)	7	—*
8.000%, 3–31–11 (B)	42	—*
		—*
Pharmaceuticals – 1.93%		
Abbott Laboratories,		
3.750%, 3–15–11	1,000	1,032
Pfizer Inc.,		
4.450%, 3–15–12	1,000	1,027
Roche Holding Ltd,		
5.000%, 3–1–14 (C)	1,000	1,024
		3,083
Property & Casualty Insurance – 0.62%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (B)	1,000	999
Soft Drinks – 0.32%		
PepsiCo, Inc.,		
3.750%, 3–1–14	500	507
TOTAL CORPORATE DEBT SECURITIES – 12.89%		$ 20,570
(Cost: $19,863)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations		
Federal National Mortgage Association		
Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	$272	$ 285
5.000%, 1–1–18	305	319
5.500%, 4–1–18	166	175
6.500%, 10–1–28	114	122
6.500%, 2–1–29	22	24
7.000%, 5–1–31	22	24
7.500%, 5–1–31	35	38
7.000%, 7–1–31	34	37
7.000%, 9–1–31	49	53
7.000%, 9–1–31	34	37
7.000%, 11–1–31	111	120
6.500%, 2–1–32	134	144
7.000%, 2–1–32	123	133
7.000%, 2–1–32	76	82
6.500%, 3–1–32	34	36
7.000%, 3–1–32	76	82
7.000%, 6–1–32	26	28
7.000%, 7–1–32	135	146
6.500%, 8–1–32	56	60
6.000%, 9–1–32	505	530
6.500%, 9–1–32	120	129
5.500%, 5–1–33	232	242
5.500%, 5–1–33	141	147
5.500%, 5–1–33	110	114
5.500%, 6–1–33	227	236
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.09%		**$ 3,343**

(Cost: $3,238)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations		
United States Treasury Bonds,		
7.500%, 11–15–16	500	671
United States Treasury Notes:		
4.000%, 3–15–10	800	826
4.250%, 10–15–10	2,000	2,114
3.875%, 2–15–13	1,250	1,370
3.625%, 5–15–13	750	817
4.250%, 8–15–13	900	1,009
4.250%, 8–15–15	3,000	3,420
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 6.41%		**$ 10,227**

(Cost: $9,223)

SHORT-TERM SECURITIES		
Commercial Paper – 8.99%		
Baxter International Inc.,		
0.330%, 4–9–09	3,000	3,000
Danaher Corporation,		
0.200%, 4–2–09	3,000	3,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
1.150%, 4–23–09	5,812	5,808
Kellogg Co.,		
0.930%, 4–2–09	2,000	2,000
Sonoco Products Co.,		
0.550%, 4–1–09	548	548
		14,356

See Accompanying Notes to Financial Statements.

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.63%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (D)	$1,002	$ 1,002
TOTAL SHORT-TERM SECURITIES – 9.62%		**$ 15,358**

(Cost: $15,358)

TOTAL INVESTMENT SECURITIES – 99.16%		**$158,264**

(Cost: $158,816)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.84%		1,335
NET ASSETS – 100.00%		**$159,599**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $2,005 or 1.26% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $1,428 or 0.89% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

The following acronyms are used throughout this portfolio:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 158,842
Gross unrealized appreciation	6,654
Gross unrealized depreciation	(7,232)
Net unrealized depreciation	$ (578)

Industry classifications are unaudited.

Ivy Global Natural Resources Fund



Ivy Global Natural Resources Fund is subadvised by Mackenzie Financial Corp. of Canada.

Below, Frederick Sturm, CFA, portfolio manager of the Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2009. He has managed the Fund since its inception 12 years ago and has 27 years of industry experience.

Frederick Sturm

Investment Style

○ Current ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy Global Natural Resources Fund (Class A shares at net asset value)	–56.82%
Benchmark(s) and/or Lipper Category	
MSCI Commodity-Related Index (generally representative of an unmanaged group of natural resources stocks)	–43.17%
Lipper Global Natural Resources Funds Universe Average (generally representative of the performance of funds with similar investment objectives)	–49.34%
Lipper Natural Resources Funds Universe Average (generally representative of the performance of funds with similar investment objectives)	–50.17%

Please note that the Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Please note that Lipper changed the Fund's Lipper classification from the Lipper Natural Resources Funds Universe Average to the Lipper Global Natural Resources Funds Universe Average during the fiscal year. Both category averages are shown in this year's report for comparison purposes.

Volatile, highly unusual market conditions affected results

The Fund had extremely disappointing performance over the fiscal year, resulting in underperformance for the period. We mishandled a highly unusual market event as hedge-fund liquidation of emerging market shares and currencies had a particularly negative impact from August to November. As a globally diversified Fund, roughly half of the assets were invested outside the U.S., whereas many members of our Lipper peer group are almost exclusively invested in the U.S. The vast majority of the performance gap can be explained by this difference. Our weighting in certain overseas energy stocks that fared poorly during the year was greater than the weighting in the MSCI Commodity-Related Index, and this also contributed to our negative relative results. For instance, Petrobras and Gazprom, two international energy industry leaders with superior access to resources that we held, had declined on average by 65 percent at one point, whereas Exxon Mobil had slipped only 13 percent.

Over the fiscal period, the areas that carried higher weightings and brought negative impact included coal and consumable fuels, paper products, oil and gas equipment/servicing, and commodity chemical. We did see somewhat positive results from our relatively modest weightings in industrial gases and paper packaging.

We remain ever conscious that we have some way to go to recapture value for investors, and we feel that we began to take some steps toward that during the first three months of 2009, or the final months of the fiscal year. While maintaining our core discipline, we have made some important adjustments that we expect will prove useful in the years ahead. By the end of the fiscal year, individual security selection was again a useful contributor, and the Fund began to advance from its lows of November 2008. Our overall results are now coming back in line with other natural resource funds, but the emerging market and smaller cap exposure during the deflation shock of late 2008 set the Fund back compared to the benchmark and peer group. We acknowledge that there is a way to go in order to regain our former performance levels.

By early 2009, our global diversification was beneficial when compared to the resources sector and overall U.S. equity market. The Fund remained unhedged the Canadian dollar and Brazilian real, while having partial hedges on the Euro and British pound. We feel the sectors that are less sensitive to economic sluggishness, and that thus offer ongoing potential, include precious metals, utilities/master limited partnerships and agricultural commodities. At the end of the fiscal year, we held about a third of Fund assets in these areas. Demand for fertilizer has been soft, but we are impressed by the commitment of industry players to respond by reducing volume rather than price. Renewable energy remains an intriguing opportunity for the Fund long term, in our view. Near fiscal year-end, we added to our holdings of what we feel are world leaders in wind and solar.

Global policy initiatives

Will the global economy recover? Timing is, of course, not clear, but we believe there are hopeful signs. Like never before, global government policy is geared toward restoring the integrity of the banking system and creating a backdrop that will put idled cash back to work. We expect these policies will succeed progressively over the coming year. The best example is China, where such early efforts resulted in loans during the first calendar quarter of 2009 that matched loans for all of 2008. With these loans, leading indicators of business activity in China are already evidencing a reacceleration. We expect most other countries will also meet with success, and increased International Monetary Fund (IMF) support will be offered to countries that are struggling.

All of this gives us hope that the strongest bonds and the strongest stocks have already seen their lows. Rarely in history has investor patience been tested as much as this, and yet we feel this patience will be the key for investors to be in position to capture the potential gains the next bull market in financial assets may bring.

Metals, oil and gas may improve

Copper has been our preferred metal toward fiscal year-end, but we are not inclined to chase a metals rally and intend to continue to hold a moderate underweight, because beyond government sponsored infrastructure spending, we believe that demand will likely stay soft for several months to come. We feel that iron ore will likely be softer for 2009 than we originally expected, so we trimmed back our exposure, even though we like the long-term asset quality of our core holding in CVRD.

Regarding crude oil, prices crashed during the fiscal year to a low of $35, but have since recovered to around $55. We believe Saudi Arabia is biased to prices not lower than $40 and not higher than $60 (for now). There is mounting evidence that non-OPEC oil production is severely constrained and the list of countries past peak production is growing. Excess capacity during one of the worst global economic environments ever is not likely to be much past 5 percent. Going forward, capacity is also not likely to expand rapidly because this takes time and capital and most companies and countries are reducing budgets for exploration rather than increasing them. In short, we like the prospects for oil. We are focused on companies that we feel can maintain and increase production over time, and continue to feel basins in Brazil, Canada and Russia provide that opportunity.

In the natural gas arena, price recovery likely will be delayed, in our view, but we are beginning the process of adding to leaders. One year ago we flagged that new supplies of natural gas could well suppress the price. This has come first from new shale resources like Marcellus and Haynesville, and could be compounded by increased liquid natural gas (LNG) imports. The producers are now responding by massively reducing development spending. We are not yet inclined to get excited about an imminent rebound in natural gas prices, but our experience guides us to add exposure to low cost, well financed,

and hedged producers while prices are still low. We have championed Petrohawk as the new low-cost leader, and it remains one of our top holdings, but we are also beginning the process of adding back some of the leaders we have held in the past. We want to have base holdings in place so that we can respond quickly should gas prices turn up sooner than we currently expect.

A renewable energy theme

We believe energy security and environment are likely to be multi-year features of fiscal policy spending in the U.S. and around the world. Rather than think in terms of oil and alternatives, we think about new sources of electricity generation. Nuclear, solar, wind farms and hybrid cars are all about electricity. New technology has improved the potential recovery of natural gas. This can also be fired up for electricity. We have woven this theme into the Fund, but recognize that tight credit markets may result in a few tough quarters before these growth themes gain strength again. We have been invested in renewable energy for several years, and we stand ready to participate more aggressively as opportunities are created.

Our outlook

If markets are indeed forming a bottom, then we think there is potential for gains from sectors that were most distressed during the sell-off. Coming out of the 2002 low it was the beaten down technology sector that posted some of the strongest initial gains. Coming out of the 1998 low, beaten down emerging market stocks had significant bounces. This time the resource sector was strongly impacted, and we would not be surprised by a recovery period favoring resources. We believe leading resource stocks reached a low during the fiscal year, and could potentially emerge from sustained recession pricing levels into an early recovery zone. We would expect them to trade in that zone awaiting support from renewed global growth.

During the fiscal period, we redefined volatility. Growth to recession, monetary tightening to unprecedented easing, record high oil prices to a 75 percent off sale, all within one year. It takes time for the economy and financial markets to transition from recession to renewed growth. Investors comparing their accounts to the peak of the past cycle will shake their heads. What is more constructive is to measure whether investment markets are digging in, building a base for the nest positive cycle. As portfolio managers, we must be ready for continued market volatility. However, we think good companies with reasonable results should be rewarded during the coming year. The market is doing its best to get investors to look at the immediate past, instead of into the future. We believe the new fiscal year could bring constructive progress for the base of the next potential bond and stock market advance.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Natural Resources Fund.

Asset Allocation



Stocks 95.32%

Bonds 0.58%

Cash and Cash Equivalents 4.10%

Stocks	95.32%
Energy	45.34%
Materials	32.52%
Industrials	10.24%
Utilities	3.44%
Information Technology	1.85%
Financials	1.08%
Consumer Staples	0.85%
Bonds	**0.58%**
Corporate Debt Securities	0.58%
Cash and Cash Equivalents	**4.10%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	87/101	86
3 Year	54/68	79
5 Year	42/46	90
10 Year	18/31	57

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings



North America 56.70%
Europe 16.71%
South America 11.60%
Other 4.69%
Pacific Basin 4.17%
Bahamas/Caribbean 2.03%
Cash and Cash Equivalents 4.10%

North America	56.70%
United States	42.86%
Canada	13.84%
Europe	**16.71%**
Russia	5.08%
United Kingdom	3.93%
Other Europe[1]	7.70%
South America	**11.60%**
Brazil	10.03%
Other South America[2]	1.57%
Other[3]	**4.69%**
Pacific Basin[4]	**4.17%**
Bahamas/Caribbean[5]	**2.03%**
Cash and Cash Equivalents	**4.10%**

(1) Includes 0.31% Cyprus, 1.09% Denmark, 1.28% Germany, 0.92% Kazakhstan, 0.27% Luxembourg, 0.53% Netherlands, 1.87% Norway, 1.00% Spain and 0.43% Switzerland.

(2) Includes 0.94% Chile and 0.63% Peru.

(3) Includes 1.50% Israel, 1.42% Panama and 1.77% South Africa.

(4) Includes 2.14% China, 0.28% Hong Kong, 0.37% Indonesia, 0.29% Philippines, 0.29% Singapore and 0.80% Thailand.

(5) Includes 0.85% Bermuda and 1.18% Cayman Islands.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Potash Corporation of Saskatchewan Inc.	Canada	Materials	Fertilizers & Agricultural Chemicals
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Open Joint Stock Company Gazprom, ADR	Russia	Energy	Integrated Oil & Gas
Randgold Resources Limited, ADR	United Kingdom	Materials	Gold
Canadian Natural Resources Limited	Canada	Energy	Oil & Gas Exploration & Production
Companhia Vale do Rio Doce, ADR	Brazil	Materials	Diversified Metals & Mining
Transocean Inc.	United States	Energy	Oil & Gas Drilling
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
National Oilwell Varco, Inc.	United States	Energy	Oil & Gas Equipment & Services
Peabody Energy Corporation	United States	Energy	Coal & Consumable Fuels

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Global Natural Resources Fund, Class A Shares[1]	$21,966
MSCI Commodity-Related Index	$22,215
Lipper Global Natural Resources Funds Universe Average	$23,713
Lipper Natural Resources Funds Universe Average	$16,864

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y	Advisor Class[3]
1-year period ended 3-31-09	–59.31%	–58.33%	–57.10%	–59.31%	–56.60%	–56.86%	–56.67%	–56.62%
5-year period ended 3-31-09	1.48%	1.76%	1.95%	—	—	—	2.93%	3.00%
10-year period ended 3-31-09	10.53%	10.34%	10.36%	—	—	—	—	—
Since inception of Class[4] through 3-31-09	—	—	—	–28.88%	–26.04%	–9.46%	8.91%	11.69%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3)Advisor Class shares are no longer available for investment.

(4)4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares, 7-24-03 for Class Y shares, and 4-8-99 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

ILLUSTRATION OF FUND EXPENSES
Ivy Global Natural Resources Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 618.30	1.68%	$ 6.80
Class B	$1,000	$ 616.00	2.50%	$ 10.10
Class C	$1,000	$ 616.50	2.34%	$ 9.46
Class E	$1,000	$ 619.80	1.27%	$ 5.10
Class I	$1,000	$ 620.40	1.11%	$ 4.46
Class R	$1,000	$ 618.50	1.63%	$ 6.55
Class Y	$1,000	$ 620.10	1.21%	$ 4.86
Advisor Class**	$1,000	$ 620.10	1.06%	$ 4.86
Based on 5% Return[2]				
Class A	$1,000	$1,016.56	1.68%	$ 8.47
Class B	$1,000	$1,012.45	2.50%	$ 12.58
Class C	$1,000	$1,013.26	2.34%	$ 11.78
Class E	$1,000	$1,018.61	1.27%	$ 6.36
Class I	$1,000	$1,019.42	1.11%	$ 5.55
Class R	$1,000	$1,016.80	1.63%	$ 8.17
Class Y	$1,000	$1,018.92	1.21%	$ 6.06
Advisor Class**	$1,000	$1,018.92	1.06%	$ 6.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2009

COMMON STOCKS	Shares	Value
Bermuda – 0.85%		
Bunge Limited	425	$ 24,076
Brazil – 7.75%		
Companhia de Saneamento de Minas Gerais (A)	4,196	35,722
Companhia Energetica de Minas Gerais – CEMIG, ADR	450	6,651
Companhia Vale do Rio Doce, ADR	7,250	81,780
Petroleo Brasileiro S.A.- Petrobras, ADR	1,500	36,750
Suzano Bahia Sul Papel E Celulose S.A. (A)(B)	8,950	39,855
Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (A)	500	5,733
Votorantim Celulose e Papel S.A. (A)	885	4,090
Votorantim Celulose e Papel S.A., ADR	1,980	8,672
Votorantim Celulose e Papel S.A., Rights (A)(B)	984	–*
		219,253
Canada – 13.84%		
Agrium Inc.	650	23,264
Aquiline Resources Inc. (A)(B)	2,000	4,283
ARISE Technologies Corporation (A)(B)	5,000	1,586
Atacama Minerals Corp. (A)(B)(C)	5,880	1,865
Cameco Corporation	363	6,224
Canadian Natural Resources Limited (A)	2,400	93,103
First Quantum Minerals Ltd. (A)	1,000	28,157
First Uranium Corporation (A)(B)	190	1,006
Fort Chicago Energy Partners L.P., Class A (A)(B)	300	1,685
MGM Energy Corp. (A)(B)	12,543	1,045
Pason Systems Inc. (A)	193	1,459
Potash Corporation of Saskatchewan Inc.	1,900	153,539
Silver Wheaton Corp. (B)	500	4,115
Silver Wheaton Corp. (A)(B)	1,000	8,209
Sino-Forest Corporation (A)(B)(D)	2,011	14,018
Suncor Energy Inc. (A)	1,500	33,479
TriStar Oil & Gas Ltd. (A)(B)	2,000	14,641
		391,678
Cayman Islands – 1.18%		
China High Speed Transmission Equipment Group Co.,Ltd. (A)	12,100	17,294
Subsea 7 Inc. (A)(B)	2,500	15,987
		33,281
Chile – 0.94%		
Sociedad Quimica y Minera de Chile S.A., ADR	1,000	26,560
China – 1.70%		
Yingli Green Energy Holding Company Limited, ADR (B)(E)	8,000	48,160
Cyprus – 0.31%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(B)(C)	3,630	8,712
Denmark – 1.09%		
Vestas Wind Systems A/S (A)(B)	700	30,751

COMMON STOCKS (Continued)	Shares	Value
Germany – 1.28%		
SGL Carbon SE (A)(B)	1,500	$ 36,279
Hong Kong – 0.28%		
Guangdong Investment Limited (A)	20,000	8,063
Indonesia – 0.37%		
PT Tambang Batubara Bukit Asam (Persero) Tbk (A)	18,000	10,546
Israel – 1.50%		
Israel Chemicals Ltd. (A)	5,250	42,590
Kazakhstan – 0.92%		
Joint Stock Company KazMunaiGas Exploration Production, GDR (A)	1,750	26,041
Luxembourg – 0.27%		
Tenaris S.A., ADR	375	7,564
Netherlands – 0.53%		
AMG Advanced Metallurgical Group N.V. (A)(B)	396	2,278
Core Laboratories N.V.	175	12,803
		15,081
Norway – 1.87%		
Aker Solutions ASA (A)	2,846	18,381
Renewable Energy Corporation ASA (A)(B)	4,000	34,594
		52,975
Panama – 1.42%		
McDermott International, Inc. (B)	3,000	40,170
Peru – 0.63%		
Compania de Minas Buenaventura S.A.A., ADR	750	17,985
Philippines – 0.29%		
Energy Development Corporation (A)(B)	86,700	7,007
Manila Water Company, Inc. (A)	5,175	1,179
		8,186
Russia – 5.08%		
Open Joint Stock Company Gazprom, ADR (A)	7,250	107,429
Uralkali Group, GDR (A)	3,100	36,302
		143,731
Singapore – 0.29%		
Straits Asia Resources Limited (A)	15,000	8,156
South Africa – 1.77%		
Impala Platinum Holdings Limited (A)	3,000	50,206
Spain – 1.00%		
Gamesa Corporacion Tecnologica, S.A. (A)	2,200	28,218
Switzerland – 0.43%		
Noble Corporation	500	12,045

COMMON STOCKS (Continued)	Shares	Value
Thailand – 0.80%		
Banpu Public Company Limited (A)	2,875	$ 17,444
Banpu Public Company Limited, Registered Shares (A)	885	5,345
		22,789
United Kingdom – 3.93%		
Eurasian Natural Resources Corporation PLC (A)	2,500	16,177
Randgold Resources Limited, ADR	1,750	95,113
		111,290
United States – 42.23%		
Allegheny Technologies Incorporated	2,000	43,860
Alpha Natural Resources, Inc. (B)	1,050	18,638
Bristow Group Inc. (B).	550	11,787
Cameron International Corporation (B)	3,100	67,983
Celanese Corporation, Series A	2,500	33,425
Chesapeake Energy Corporation	750	12,795
Complete Production Services, Inc. (B)	1,500	4,620
CONSOL Energy Inc.	1,100	27,764
Copano Energy, L.L.C., Units	1,000	13,320
Crown Holdings, Inc. (B).	500	11,365
DCP Midstream Partners, LP	400	5,624
Dril-Quip, Inc. (B)	500	15,350
El Paso Corporation	4,000	25,000
Energy Recovery, Inc. (B)	1,000	7,600
Energy Transfer Equity, L.P.	545	11,512
Energy Transfer Partners, L.P.	1,500	55,335
Enterprise Products Partners L.P.	1,750	38,938
First Solar, Inc. (B)	100	13,270
FMC Corporation	450	19,413
FMC Technologies, Inc. (B).	350	10,979
Foster Wheeler Ltd. (B)	1,700	29,699
GrafTech International Ltd. (B)	4,750	29,260
Halliburton Company	2,000	30,940
Magellan Midstream Holdings, L.P.	700	12,250
MarkWest Energy Partners, L.P.	450	5,215
Monsanto Company	325	27,007
Mosaic Company	800	33,584
National Oilwell Varco, Inc. (B).	2,250	64,597
Oceaneering International, Inc. (B)	900	33,183
Owens-Illinois, Inc. (B)	4,000	57,760
Peabody Energy Corporation	2,500	62,600
Petrohawk Energy Corporation (B)	7,500	144,225
Plains All American Pipeline, L.P.	900	33,084
Range Resources Corporation	400	16,464
Regency Energy Partners LP	750	9,360
Rockwood Holdings, Inc. (B).	3,500	27,790
Shaw Group Inc. (The) (B)	264	7,239
Smith International, Inc.	1,075	23,091
Targa Resources Partners LP	600	5,376
Transocean Inc. (B)	1,300	76,492
Verso Paper Holdings LLC	1,303	834
Williams Companies, Inc. (The)	532	6,055
Williams Partners L.P.	931	10,390
		1,195,073
TOTAL COMMON STOCKS – 92.55%		**$ 2,619,459**

(Cost: $3,977,587)

PREFERRED STOCKS	Shares	Value
Brazil – 2.14%		
Bradespar S.A. (A)	3,120	$ 30,517
CESP – Companhia Energetica de Sao Paulo (A)	4,000	22,606
Companhia Energetica de Minas Gerais – CEMIG (A)	500	7,404
		60,527
United States – 0.63%		
Konarka Technologies, Inc., 8.0% Cumulative (B)(C)	3,500	17,920
TOTAL PREFERRED STOCKS – 2.77%		**$ 78,447**

(Cost: $113,615)

CORPORATE DEBT SECURITIES	Principal	
Brazil – 0.14%		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (D)(F)(G)	BRL10,692	3,825
China – 0.44%		
Yingli Green Energy Holding Company Limited, Convertible, 0.000%, 12–15–12	$21,798	12,534
TOTAL CORPORATE DEBT SECURITIES – 0.58%		**$ 16,359**

(Cost: $17,068)

SHORT-TERM SECURITIES		
Commercial Paper		
Coca-Cola Company (The), 0.200%, 5–20–09	20,000	19,995
Emerson Electric Co., 0.200%, 4–21–09	7,600	7,599
Merck & Co., Inc., 0.250%, 4–20–09	10,000	9,999
Nokia Corp., 0.270%, 5–6–09	12,000	11,997
PACCAR Financial Corp., 0.270%, 4–16–09	6,000	5,999
Rabobank USA Financial Corp. (Rabobank Nederland):		
0.120%, 4–1–09	16,321	16,321
0.150%, 4–7–09	35,620	35,619
TOTAL SHORT-TERM SECURITIES – 3.80%		**$ 107,529**

(Cost: $107,529)

TOTAL INVESTMENT SECURITIES – 99.70%		**$2,821,794**
(Cost: $4,215,799)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.30%		**8,378**
NET ASSETS – 100.00%		**$2,830,172**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	2,600	4–16–09	$ 102	$ —
Sell	British Pound	500	4–16–09	—	4
Sell	British Pound	2,000	6–11–09	—	76
Sell	Euro	3,400	5–7–09	—	109
Sell	Euro	7,200	6–4–09	—	506
Sell	South African Rand	43,800	4–15–09	—	341
Sell	South African Rand	45,000	4–22–09	—	347
Sell	South African Rand	30,000	5–6–09	—	4
Sell	South African Rand	53,000	5–14–09	—	136
Sell	South African Rand	56,000	6–10–09	—	661
				$ 102	$2,184

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Illiquid restricted securities. At March 31, 2009, the following restricted securities were owned:

Security	Acquisition Date	Shares	Cost	Market Value
Atacama Minerals Corp.	8–19–08	5,880	$ 4,664	$ 1,865
Buried Hill Energy (Cyprus) Public Company Limited	4–17–08	3,630	6,182	8,712
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	3,500	10,850	17,920
			$21,696	$28,497

The total value of these securities represented approximately 1.01% of net assets at March 31, 2009.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $17,843 or 0.63% of net assets.

(E) Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

The following acronyms are used throughout this portfolio:
ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	45.34%
Materials	32.66%
Industrials	10.68%
Utilities	3.44%
Information Technology	1.85%
Financials	1.08%
Consumer Staples	0.85%
Other+	4.10%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 4,876,458
Gross unrealized appreciation	116,277
Gross unrealized depreciation	(2,170,941)
Net unrealized depreciation	$ (2,054,664)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.




Joseph R. Betlej   Lowell R. Bolken

Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, the Fund's portfolio managers, discuss positioning, performance and results for the fiscal year ended March 31, 2009. Mr. Betlej has managed the Fund since its inception and has 24 years of industry experience. Mr. Bolken has managed the Fund for three years and has 19 years of industry experience.

Investment Style

○ Current   ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy Real Estate Securities Fund **(Class A shares at net asset value)**	**–56.07%**
Benchmark(s) and/or Lipper Category	
Dow Jones Wilshire Real Estate Securities Index	**–61.02%**
(generally reflects the performance of securities representing the commercial real estate market)	
Lipper Real Estate Funds Universe Average	**–58.46%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Financing became problematic for real estate

This past fiscal year was highly disappointing. The Fund retained somewhat more capital than our Lipper peer group (before taking into account the effect of sales charges) and benchmark through an increased allocation to cash and relative success in picking stocks that did not lose as much money as those in the benchmark.

Real estate stocks began the fiscal year in a tenuous situation. Real estate investment trust (REIT) stock prices had leveled off after weak performance in 2007. Operating fundamentals had remained relatively solid, but weakness was beginning to appear, particularly in property types with shorter leases (such as hotels and apartments). Debt markets for commercial real estate were challenged, with the cost of financing property rising and the available loan-to-values significantly less. Lenders, however, helped to stabilize the market with continued financing.

As fall approached, it was the broader financial markets that began to determine the prospects for real estate stocks. As household financial companies such as Bear Stearns, Lehman Brothers and others fell, the markets for debt began to collapse. Early in the past year, these stocks seemed to be thought of as a relative area of safety, particularly within the financial sector. The precipitous drop in real estate stocks seemed to be triggered by fear and panic, even though slowing fundamentals and limited capital availability to commercial real estate had already been anticipated by many market participants. Investors worried that if capital were not available to commercial real estate, there would be little ability to assign value to the underlying real estate assets and, hence, the stocks. Thus, REIT stocks tended to follow the direction of the broader financial sector.

Economic weakness and the limited ability to borrow affected more than just the real estate sector; weakness in tenants of all kinds would eventually be reflected in occupancy and rental rate trends. Consumers, hurt by the housing economy and investment losses, caused retailers to pull back on their demand for leasing in shopping centers across the country. Weakened economic demand resulted in decreased inventories, putting pressure on port markets in general, and distribution warehouse properties specifically. Job losses caused demand for office space to disappear, while apartment tenants dwindled in number as individuals attempted to find more efficient housing alternatives.

REIT prices collapsed

REITs, in their role as a leading indicator, saw their prices collapse as the anticipated decline in the underlying real estate values was inevitable. The stocks traded at significant discounts to underlying value of the assets, even in disaster scenarios. The effects of economic stimulus and financial market interventions have yet to make a pronounced impact on the willingness of investors to take on real estate risk.

The best-performing sectors were manufactured homes, health care and self-storage; market participants consider these groups defensive in a weakening economic environment. The worst performers were regional malls (weakening consumers), industrial warehouse companies (fearing their transaction-oriented business models would not work in a capital-starved environment) and hotel companies (weak business traveler).

Due to concerns of a weakening economy and subsequent weakness in real estate fundamentals, we sought to position the Fund more conservatively. We built up larger cash positions in anticipation of potentially better buys in the future. In addition, volatility within the group allowed us the opportunity to trade securities within the portfolio a bit more aggressively, taking advantage of the price swings.

Noting that capital would be scarce, many REITs took dramatic steps as the year progressed in an effort to improve the quality of their balance sheets. Certain companies have sold assets, refinanced debt and, in certain cases, issued equity to provide more liquidity in an uncertain future. Some have gone to the extreme measure of cutting or suspending their dividend in order to preserve capital in their companies. Others have not been as aggressive, due to an unwillingness or inability to sell assets, and may be captive to tough financing markets in the near future. We believe that REITs that are positively positioned may be able to take advantage of tremendous opportunities that the market may offer. The Fund's focus has been on those companies with stronger balance sheets and only modest debt maturities in the next few years. Emphasis was also placed on experienced management teams deemed capable to lead their companies through tough markets. In addition, exposures to sectors with more defensive characteristics were enhanced during the year.

Our outlook

We believe the market for real estate securities will be negatively affected if fundamentals continue to weaken. Headline risk remains high for the group as concerns likely will be raised regarding commercial mortgage vacancies and reductions in commercial real estate values across the country. It will likely be the financial markets that have the largest influence on real estate securities in the future. With the number of financial institutions that have collapsed, merged or downsized, the availability of financing could continue to be limited, impacting the clarity of real estate values.

As these forces buffet the commercial real estate market, we expect that price volatility will continue. However, due to the corrections in prices over the last two years, we feel that we are in much closer proximity to a bottom in pricing for REITs. Fortunately, there has been a relative absence of overbuilding due to credit market constraints, diminishing the deleterious effects of oversupply which often accompanies economic downturns. What will change the sentiment for REITs? The first possibility would be evidence in the economy that production is reviving and job losses are abating. Secondly, the consumer must emerge from hibernation. Lastly, lenders must embrace the liquidity and incentives that the federal government introduced to become a more sustainable form of capital for companies. Evidence suggests that REITs are cheap relative to historical valuation parameters, but we believe that the catalyst must come from the broader economy for positive momentum to take hold in real estate stocks.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Real Estate Securities Fund.

Ivy Real Estate Securities Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation



Stocks 93.06%

Cash and Cash Equivalents 6.94%

Stocks	**93.06%**
Financials	93.06%
Cash and Cash Equivalents	**6.94%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	54/232	24
3 Year	66/192	35
5 Year	68/167	41
10 Year	21/70	30

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Vornado Realty Trust	Financials	Diversified REITs
Equity Residential	Financials	Residential REITs
Health Care Property Investors, Inc.	Financials	Specialized REITs
Digital Realty Trust, Inc.	Financials	Office REITs
Boston Properties, Inc.	Financials	Office REITs
Essex Property Trust, Inc.	Financials	Residential REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



Ivy Real Estate Securities Fund, Class A Shares[1]	$13,096
Dow Jones Wilshire Real Estate Securities Index	$13,060
Lipper Real Estate Funds Universe Average	$13,133

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-09	–58.59%	–58.41%	–56.47%	–58.60%	–55.70%	–55.94%	–55.78%
5-year period ended 3-31-09	–9.74%	–9.81%	–9.43%	—	—	—	–8.36%
10-year period ended 3-31-09	3.50%	—	—	—	—	—	—
Since inception of Class[3] through 3-31-09	—	–6.92%	–6.54%	–42.33%	–39.83%	–20.23%	–5.46%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares, 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

ILLUSTRATION OF FUND EXPENSES
Ivy Real Estate Securities Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 439.70	2.21%	$ 7.92
Class B	$1,000	$ 435.80	3.74%	$13.35
Class C	$1,000	$ 437.30	3.13%	$11.21
Class E	$1,000	$ 441.00	1.67%	$ 5.98
Class I	$1,000	$ 441.80	1.18%	$ 4.25
Class R	$1,000	$ 440.60	1.71%	$ 6.12
Class Y	$1,000	$ 441.50	1.41%	$ 5.05
Based on 5% Return[2]				
Class A	$1,000	$1,013.90	2.21%	$11.08
Class B	$1,000	$1,006.30	3.74%	$18.66
Class C	$1,000	$1,009.32	3.13%	$15.67
Class E	$1,000	$1,016.60	1.67%	$ 8.37
Class I	$1,000	$1,019.06	1.18%	$ 5.96
Class R	$1,000	$1,016.39	1.71%	$ 8.57
Class Y	$1,000	$1,017.90	1.41%	$ 7.06

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

COMMON STOCKS	Shares	Value
Diversified REITs – 9.78%		
Liberty Property Trust	96	$ 1,818
PS Business Parks, Inc.	81	2,967
Vornado Realty Trust	239	7,956
Washington Real Estate Investment Trust	192	3,323
		16,064
Industrial REITs – 4.60%		
AMB Property Corporation	131	1,887
EastGroup Properties, Inc.	87	2,439
First Potomac Realty Trust	57	415
ProLogis	432	2,811
		7,552
Office REITs – 17.12%		
Alexandria Real Estate Equities, Inc.	49	1,773
Boston Properties, Inc.	180	6,312
Corporate Office Properties Trust	188	4,670
Cousins Properties Incorporated	156	1,007
Digital Realty Trust, Inc.	197	6,523
Douglas Emmett, Inc.	371	2,745
Highwoods Properties, Inc.	92	1,962
Kilroy Realty Corporation	143	2,463
SL Green Realty Corp.	64	688
		28,143
Real Estate Management & Development – 0.38%		
CB Richard Ellis Group, Inc., Class A (A)	154	619
Residential REITs – 18.29%		
American Campus Communities, Inc.	100	1,734
AvalonBay Communities, Inc.	124	5,822
BRE Properties, Inc., Class A	134	2,621
Camden Property Trust	88	1,899
Equity Residential	391	7,173
Essex Property Trust, Inc.	104	5,940
Home Properties, Inc.	68	2,087
Mid-America Apartment Communities, Inc.	90	2,784
		30,060
Retail REITs – 19.79%		
Acadia Realty Trust	205	2,172
Federal Realty Investment Trust	102	4,697
Kimco Realty Corporation	319	2,428
Kite Realty Group Trust	73	178
Macerich Company (The)	139	867
National Retail Properties, Inc.	167	2,644
Regency Centers Corporation	127	3,369
Saul Centers, Inc.	61	1,390
Simon Property Group, Inc.	312	10,809
Tanger Factory Outlet Centers, Inc.	77	2,376
Taubman Centers, Inc.	94	1,593
		32,523
Specialized REITs – 22.85%		
Cogdell Spencer Inc.	92	470
Entertainment Properties Trust	39	607
Health Care Property Investors, Inc.	389	6,936
Health Care REIT, Inc.	175	5,344
Healthcare Realty Trust Incorporated	63	938
Hersha Hospitality Trust	226	430

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Host Hotels & Resorts, Inc.	546	$ 2,142
LaSalle Hotel Properties	118	689
Nationwide Health Properties, Inc.	163	3,624
Public Storage, Inc.	192	10,614
Ventas, Inc.	255	5,765
		37,559
TOTAL COMMON STOCKS – 92.81%		**$152,520**
(Cost: $276,901)		

INVESTMENT FUNDS – 0.25%		
Sector Fund-Real Estate		
ProShares UltraShort Real Estate	8	$ 422
(Cost: $477)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.54%		
Abbott Laboratories,		
0.320%, 4–14–09	$ 2,000	2,000
John Deere Credit Limited (John Deere Capital Corporation),		
0.460%, 4–15–09	2,000	2,000
Wisconsin Electric Power Co.,		
0.150%, 4–1–09	5,110	5,110
		9,110
Master Note – 0.38%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (B)	619	619
TOTAL SHORT-TERM SECURITIES – 5.92%		**$ 9,729**
(Cost: $9,729)		
TOTAL INVESTMENT SECURITIES – 98.98%		**$162,671**
(Cost: $287,107)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.02%		1,670
NET ASSETS – 100.00%		**$164,341**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 300,356
Gross unrealized appreciation	242
Gross unrealized depreciation	(137,927)
Net unrealized depreciation	$ (137,685)

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Bond Fund



Thomas B. Houghton



David W. Land



Christopher R. Sebald

Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA and Christopher R. Sebald, CFA; portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2009. Mr. Houghton has managed the Fund for four years and has 16 years of industry experience. Mr. Land has managed the Fund for four years and has 18 years of industry experience. Mr. Sebald has managed the Fund for five years and has 20 years of industry experience.

Investment Style

○ Current ■ Historical

Source: Morningstar, Inc.


HIGH
MEDIUM
LOW
CREDIT QUALITY
SHORT
INTER
LONG
MATURITY

This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data

Fiscal Year Performance

For the 12 Months Ended March 31, 2009	
Ivy Bond Fund (Class A shares at net asset value)	–7.22%
Benchmark(s) and/or Lipper Category	
Citigroup Broad Investment Grade Index (generally reflects the performance of securities representing the bond market)	4.52%
Lipper Corporate Debt A-Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–6.24%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Corporate bond, mortgage exposure led to weak results

We underperformed our Lipper peer group and benchmark index this past fiscal year due to the Fund's exposure to non-agency mortgage securities and corporate bonds. Due to the recession and significant credit crunch that enveloped the financial markets in 2008 and early 2009, there was a large disparity among the various sectors in which the Fund has typically focused and government-related securities that historically have not produced returns as competitive.

Treasury securities offered the best performance during the year, followed by securities issued by government agencies (Fannie Mae and Freddie Mac, for example). Corporate and non-agency mortgage securities fell by 6 percent to 30 percent, while Treasuries and agency mortgage-backed securities rose, in general, by 4 percent to 7 percent. In addition, lower quality securities performed worse than higher quality bonds during the year, with yields rising less on higher rated corporate and agency mortgage securities. The Fund had a lower proportion of high-quality bonds than the index, which negatively influenced the Fund's return. Overall, performance was affected primarily by our sector allocation, rather than our selection of individual securities.

We increased the Fund's overall quality significantly during the year and increased exposure to securities that are guaranteed or supported by the federal government. That includes Treasuries, agency mortgage-backed securities and bonds of companies that have received (or could receive) funds from the federal government's Troubled Asset Relief Program. Our credit research and focus on security selection helped us avoid purchasing the bonds of companies with high-profile defaults, such as Lehman Brothers and Washington Mutual.

Our outlook

We feel the markets have priced in a significant decline in the economy, including falling corporate profits, slower growth and very high bond defaults. In the fixed-income market, the rise in yields on non-government securities can only be compared with yields of similar bonds in the 1930s. While such a rise in these yields seems in excess of expected losses, it is too soon to know whether government actions will be adequate to forestall a severe recession or worse. The economy, we feel, is bound to suffer greater losses in the coming quarters in the event that companies and consumers continue to cut back on spending and investment. The unemployment rate is likely to rise throughout the rest of 2009 and corporate earnings are bound to see significant disappointment, in our opinion. Midway through last year, we increased quality in the Fund by increasing exposure to agency mortgage-backed securities and Treasuries while reducing commercial mortgage-backed securities and corporate bonds. More recently with Treasury yields remaining very low, we moved back into corporate bonds that offer higher yields and further increased holdings of agency mortgage-backed securities. However, we expect to remain in higher quality securities, due to our anticipation of rising defaults in the coming quarters as the recession and severe credit cycle play out.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Asset Allocation



Bonds 96.98%

Cash and Cash Equivalents and Equities 3.02%

Bonds	**96.98%**
United States Government and Government Agency Obligations	49.76%
Corporate Debt Securities	47.22%
Cash and Cash Equivalents and Equities	**3.02%**

Bond Portfolio Characteristics

Average maturity	6.1 years
Effective duration	3.5 years
Weighted average bond rating	AA

Lipper Rankings

Category: Lipper Corporate Debt A-Rated Funds	Rank	Percentile
1 Year	95/162	59
3 Year	103/155	67
5 Year	96/140	69
10 Year	44/67	65

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 92.86%

Non-Investment Grade 4.12%

Cash and Cash Equivalents and Equities 3.02%

Investment Grade	**92.86%**
AAA	65.17%
AA	2.61%
A	7.54%
BBB	17.54%
Non-Investment Grade	**4.12%**
BB	3.80%
B	0.32%
Cash and Cash Equivalents and Equities	**3.02%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Ivy Bond Fund

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Ivy Bond Fund, Class A Shares(1) $13,238
Citigroup Broad Investment Grade Index $17,834
Lipper Corporate Debt A-Rated Funds Universe Average $14,655
9-30 1999
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-09	–12.56%	–12.02%	–7.99%	–12.69%	–6.88%	–7.23%
5-year period ended 3-31-09	–1.19%	–1.37%	–1.01%	—	—	–0.11%
10-year period ended 3-31-09	2.77%	—	—	—	—	—
Since inception of Class[3] through 3-31-09	—	–0.78%	–0.44%	–7.44%	–4.07%	0.46%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

ILLUSTRATION OF FUND EXPENSES

Ivy Bond Fund

(UNAUDITED)

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return(1)				
Class A	$1,000	$ 965.00	1.26%	$ 6.19
Class B	$1,000	$ 957.70	2.78%	$13.61
Class C	$1,000	$ 961.30	2.03%	$ 9.90
Class E	$1,000	$ 965.30	1.21%	$ 5.90
Class I	$1,000	$ 966.90	0.87%	$ 4.33
Class Y	$1,000	$ 965.40	1.17%	$ 5.70
Based on 5% Return(2)				
Class A	$1,000	$1,018.66	1.26%	$ 6.36
Class B	$1,000	$1,011.05	2.78%	$13.98
Class C	$1,000	$1,014.79	2.03%	$10.17
Class E	$1,000	$1,018.90	1.21%	$ 6.06
Class I	$1,000	$1,020.58	0.87%	$ 4.45
Class Y	$1,000	$1,019.12	1.17%	$ 5.86

Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Bond Fund (in thousands) MARCH 31, 2009

PREFERRED STOCKS	Shares	Value
Diversified REIT's – 0.15%		
PS Business Parks, Inc., 7.0% Cumulative	11	$ 168
Specialized REIT's – 0.03%		
Public Storage, Inc., 6.25% Cumulative	2	38
TOTAL PREFERRED STOCKS – 0.18%		**$ 206**
(Cost: $315)		

CORPORATE DEBT SECURITIES	Principal	Value
Banking – 1.80%		
HSBC Finance Corporation, 5.700%, 6–1–11	$ 400	339
JPMorgan Chase & Co. (Federal Deposit Insurance Corporation), 2.625%, 12–1–10 (A)	400	409
PNC Funding Corp (Federal Deposit Insurance Corporation), 2.300%, 6–22–12 (A)	625	631
Sovereign Bank (Federal Deposit Insurance Corporation), 2.750%, 1–17–12 (A)	705	719
		2,098
Beverage / Bottling – 2.39%		
Bottling Group, LLC, 6.950%, 3–15–14	630	717
Miller Brewing Company, 5.500%, 8–15–13 (B)	2,160	2,081
		2,798
Biotechnology – 0.29%		
Amgen Inc., 6.400%, 2–1–39	355	342
Cable & Satellite – 1.32%		
Cox Communications, Inc., 7.125%, 10–1–12	450	448
Time Warner Cable Inc.:		
7.500%, 4–1–14	605	617
6.750%, 7–1–18	500	470
		1,535
Car Loan – 0.88%		
Capital Auto Receivables Asset Trust 2007–1, 6.570%, 9–16–13 (C)	625	405
Capital Auto Receivables Asset Trust 2007–2, 8.300%, 2–18–14 (B)	275	190
Capital Auto Receivables Asset Trust 2007–3, 8.000%, 3–17–14 (C)	480	322
JPMorgan Auto Receivables Trust 2007-A, 7.090%, 2–15–14 (C)	148	106
		1,023
Conglomerate / Diversified Mfg – 0.51%		
Illinois Tool Works Inc., 6.250%, 4–1–19 (B)	590	595

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Engineering – 0.19%		
USG Corporation, 6.300%, 11–15–16	$ 400	$ 220
Consumer Finance – 2.07%		
American Express Bank, FSB (Federal Deposit Insurance Corporation), 3.150%, 12–9–11 (A)	2,250	2,325
Green Tree Financial Corporation, 6.400%, 10–15–18	99	90
		2,415
Consumer Products – 0.60%		
Black & Decker Corporation (The), 8.950%, 4–15–14	715	706
Electric – 1.70%		
CenterPoint Energy Houston Electric, LLC, 7.000%, 3–1–14	350	365
FirstEnergy Generation Corp., 6.850%, 6–1–34	295	240
Nevada Power Company, 7.125%, 3–15–19	375	368
PacifiCorp, 6.000%, 1–15–39	790	782
Pennsylvania Electric Company, 5.125%, 4–1–14	250	234
		1,989
Finance – Other – 3.81%		
Allied Capital Corporation, 6.625%, 7–15–11	685	127
American Capital Strategies, Ltd., 8.600%, 8–1–12	635	273
Capmark Financial Group Inc., 7.800%, 5–10–17	150	28
CME Group Inc., 5.750%, 2–15–14	615	634
General Electric Capital Corporation (Federal Deposit Insurance Corporation):		
1.625%, 1–7–11 (A)	1,415	1,423
3.000%, 12–9–11 (A)	305	314
John Deere Capital Corporation (Federal Deposit Insurance Corporation), 2.875%, 6–19–12 (A)	705	723
Lazard Group LLC, 6.850%, 6–15–17	800	645
Symetra Financial Corporation, 8.300%, 10–15–37 (C)(D)	885	288
		4,455
Gas Pipe Lines – 0.46%		
Magellan Midstream Partners, L.P., 6.400%, 7–15–18	200	179
Williams Partners L.P. and Williams Partners Finance Corporation, 7.250%, 2–1–17	420	357
		536

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Supply – 0.98%		
Baxter International Inc.,		
4.000%, 3–1–14	$ 350	$ 356
Humana Inc.,		
8.150%, 6–15–38	520	384
McKesson Corporation,		
6.500%, 2–15–14	395	408
		1,148
Industrial – Other – 0.33%		
Waste Management, Inc.,		
6.375%, 3–11–15	380	380
Information / Data Technology – 0.23%		
Intuit Inc.,		
5.750%, 3–15–17	310	270
Integrated Oil & Gas – 0.33%		
BP Capital Markets p.l.c.,		
3.875%, 3–10–15	385	387
Investment Banking & Brokerage – 3.01%		
Goldman Sachs Group, Inc. (The),		
5.700%, 9–1–12	610	592
Morgan Stanley:		
5.300%, 3–1–13	635	611
4.750%, 4–1–14	165	135
6.250%, 8–28–17	300	279
Morgan Stanley (Federal Deposit Insurance Corporation),		
2.900%, 12–1–10 (A).	1,150	1,180
Novartis Securities Investment Ltd.,		
5.125%, 2–10–19	715	726
		3,523
Life Insurance – 0.58%		
Liberty Mutual Holding Company Inc.,		
7.800%, 3–15–37 (C).	360	137
StanCorp Financial Group, Inc.:		
6.875%, 10–1–12	450	396
6.900%, 6–1–67 (D).	300	147
		680
Oil & Gas – 1.08%		
Valero Energy Corporation:		
4.750%, 4–1–14	685	642
10.500%, 3–15–39	600	619
		1,261
Oil & Gas Exploration & Production – 0.41%		
Anadarko Petroleum Corporation,		
7.625%, 3–15–14	485	482
Oil & Gas Storage & Transportation – 2.81%		
Energy Transfer Partners, L.P.,		
9.700%, 3–15–19	1,000	1,062
Kinder Morgan Energy Partners, L.P.,		
9.000%, 2–1–19	1,150	1,230
Williams Companies, Inc. (The),		
8.750%, 1–15–20 (B).	1,000	995
		3,287

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oilfield Machinery & Service – 0.44%		
Smith International, Inc.,		
8.625%, 3–15–14	$ 500	$ 509
Other Mortgage-Backed Securities – 11.76%		
ABFS Mortgage Loan Trust 2002–4,		
7.423%, 12–15–33 (D)	84	38
American Express Credit Account Master Trust,		
0.586%, 12–15–13 (D)	485	448
Asset Securitization Corporation,		
7.766%, 2–14–43 (D)	170	103
Asset Securitization Corporation (Interest Only),		
1.422%, 10–13–26 (B)(D)(E)	863	20
Associates Manufactured Housing Contract Pass-Through Certificates,		
7.725%, 6–15–28	61	59
Banc of America Alternative Loan Trust 2005–10:		
5.669%, 11–25–35 (D)	272	39
5.669%, 11–25–35 (D)	131	12
Banc of America Alternative Loan Trust 2005–12:		
5.806%, 1–25–36 (D)	290	34
5.806%, 1–25–36 (D)	210	16
Banc of America Alternative Loan Trust 2006–4,		
6.223%, 5–25–46 (D)	315	60
Banc of America Alternative Loan Trust 2006–8,		
6.280%, 11–25–46 (D)	140	5
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2001–1,		
6.125%, 4–15–36 (B).	380	228
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2002–2:		
6.200%, 7–11–43 (B)	275	149
4.772%, 7–11–43	438	438
Banc of America Mortgage 2007–1 Trust,		
6.000%, 3–25–37	165	19
Banc of America Mortgage Trust 2004–7,		
5.750%, 8–25–34	75	59
Bear Stearns Commercial Mortgage Securities Trust 2002-TOP6,		
6.000%, 10–15–36 (B)	320	89
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4,		
5.468%, 6–11–41 (D)	1,500	1,243
BlackRock Capital Finance,		
7.750%, 9–25–26 (B).	93	32
CarMax Auto Owner Trust 2007–3,		
7.580%, 3–17–14	380	250
C-Bass 2006-CB2 Trust,		
5.860%, 12–25–36	530	171
C-Bass 2006-MH1 Trust:		
6.240%, 10–25–36 (B)(D)	98	70
6.250%, 10–25–36 (B)(D)	170	92
CD 2006-CD2 Mortgage Trust,		
5.805%, 1–15–46 (C)(D)	710	246

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Cendant Mortgage Corporation and Bishop's Gate Residential Mortgage Trust, 6.250%, 6–25–32 (C)	$ 102	$ 56
Centex Home Equity Loan Trust 2005-C, 5.048%, 6–25–35 (D)	370	247
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	672	313
Citibank Omni Master Trust, Class 2007-A9, 1.623%, 12–23–13 (D)	660	598
CitiMortgage Alternative Loan Trust, Series 2007-A7:		
6.238%, 7–25–37 (D)	153	3
6.250%, 7–25–37	416	189
COMM 2006-CNL2, 5.570%, 2–5–19 (B)(D)	95	30
Commercial Mortgage Asset Trust, 6.000%, 11–17–32	225	44
CountryPlace Manufactured Housing Contract Trust 2005–1, 5.200%, 12–15–35 (C)(D)	300	136
CSFB Commercial Mortgage Trust 2003-C4, 5.322%, 8–15–36 (B)(D)	500	114
CWHEQ Home Equity Loan Trust, Series 2006-S3, 6.085%, 6–25–21 (D)	672	147
CWHEQ Home Equity Loan Trust, Series 2006-S6, 5.962%, 3–25–34 (D)	210	33
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (D)	547	147
Discover Card Execution Note Trust, 5.650%, 3–16–20	385	335
First Horizon Mortgage Pass-Through Trust 2003–8, 5.136%, 10–25–33 (D)	90	23
Flagstar Home Equity Loan Trust 2007–1, 5.997%, 1–25–35 (B)(D)	415	54
Ford Credit Auto Owner Trust 2006-B, 7.120%, 2–15–13 (C)	140	93
Ford Credit Auto Owner Trust 2006-C, 6.890%, 5–15–13 (C)	200	126
Ford Credit Auto Owner Trust 2007-A, 7.050%, 12–15–13 (C)	175	102
GE Capital Commercial Mortgage Corp. 2002–2, 6.039%, 8–11–36 (B)	565	318
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	170	102
5.399%, 4–25–32 (D)	251	79
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (C)	257	178
5.250%, 11–25–32 (C)	221	167
GMACM Home Equity Loan Trust 2006-HE3, 6.088%, 10–25–36 (D)	485	112
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (D)	570	131

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Home Equity Loan Trust 2003-HS2, 5.090%, 7–25–33 (D)	$ 10	$ 9
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, 5.506%, 11–11–38 (C)	432	177
Hometown Commercial Trust 2007–1, Commercial Mortgage-Backed Notes, Series 2007–1, 6.057%, 4–11–17 (C)	456	132
J.P. Morgan Mortgage Acquisition Trust 2006-CW2, 6.337%, 8–25–36 (D)	590	190
J.P. Morgan Mortgage Trust 2005-S2, 5.674%, 9–25–35 (D)	492	86
Lehman XS Trust, Series 2005–8, 5.690%, 12–25–35	577	401
MBNA Credit Card Master Note Trust, 6.800%, 7–15–14	325	233
Morgan Stanley Capital I Trust 2004-TOP15, 5.030%, 6–13–41	1,000	883
Morgan Stanley Capital I Trust 2007-HQ12, 5.632%, 6–12–12 (D)	1,160	965
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.880%, 11–28–35 (C)(D)	155	11
5.880%, 11–28–35 (C)(D)	105	7
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4 (Interest Only), 1.146%, 11–28–35 (C)(D)(E)	2,638	36
National Collegiate Trust 1997-S2 (The), 7.240%, 9–20–14	92	29
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6, 6.000%, 3–15–30 (B)	500	298
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	100	72
Origen Manufactured Housing Contract Trust 2004-B, 5.730%, 11–15–35 (D)	48	30
Origen Manufactured Housing Contract Trust 2005-A:		
4.490%, 5–15–18	62	60
5.860%, 6–15–36 (D)	120	79
Origen Manufactured Housing Contract Trust 2005-B, 5.605%, 5–15–22	80	56
RALI Series 2003-QS10 Trust, 5.750%, 5–25–33	231	144
RASC Series 2003-KS10 Trust, 6.410%, 12–25–33	85	24
Structured Asset Securities Corporation, 5.630%, 5–25–34 (D)	162	81
TIAA Seasoned Commercial Mortgage Trust 2007-C4, 5.683%, 8–15–39 (D)	1,464	1,468
TimberStar Trust I, 6.208%, 10–15–36 (B)	460	300

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Wells Fargo Alternative Loan 2007-PA3 Trust,		
6.158%, 7–25–37 (D).	$ 862	$ 61
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.250%, 8–25–33 (B)	258	115
		13,744
Other Non-Agency REMIC/CMO – 1.90%		
Banco Hipotecario Nacional,		
7.916%, 7–25–09 (C).	7	—*
Bear Stearns Commercial Mortgage Securities Inc.,		
5.064%, 5–14–16 (B)	2,000	2,005
Bear Stearns Commercial Mortgage Securities Inc., Series 1999-WF2,		
6.000%, 7–15–31 (B)	500	199
Mellon Residential Funding,		
6.750%, 6–25–28	19	19
		2,223
Pharmaceuticals – 0.62%		
Laboratory Corporation of America Holdings,		
5.500%, 2–1–13	215	207
Pfizer Inc.,		
3.173%, 3–15–11 (D).	500	510
		717
Property & Casualty Insurance – 1.03%		
Chubb Corporation (The),		
6.375%, 3–29–67 (D).	700	400
Fund American Companies, Inc.,		
5.875%, 5–15–13	560	430
Travelers Companies, Inc. (The),		
6.250%, 3–15–37 (D).	700	371
		1,201
Railroads – 1.06%		
CSX Corporation,		
7.375%, 2–1–19	800	742
Norfolk Southern Corporation,		
5.750%, 1–15–16 (B)	500	502
		1,244
REITs – 0.23%		
Realty Income Corporation,		
6.750%, 8–15–19	395	273
Residential REITs – 0.51%		
Camden Property Trust,		
4.700%, 7–15–09	600	596
Retail Stores – Food / Drug – 0.69%		
Safeway Inc.,		
6.250%, 3–15–14	170	179
Walgreen Co.,		
5.250%, 1–15–19	620	622
		801
Securities – 0.19%		
Jefferies Group, Inc.,		
6.250%, 1–15–36	400	220

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other – 0.15%		
ERAC USA Finance Company,		
5.900%, 11–15–15 (C)	$ 265	$ 179
Specialized REIT's – 0.42%		
Healthcare Realty Trust Incorporated,		
5.125%, 4–1–14	660	493
Telecommunications – 1.18%		
Verizon Wireless Capital LLC,		
5.550%, 2–1–14 (B).	1,375	1,377
Tobacco – 1.05%		
Altria Group, Inc.:		
9.950%, 11–10–38	580	579
10.200%, 2–6–39	640	654
		1,233
Wireless Telecommunication Service – 0.21%		
Nextel Communications, Inc.,		
6.875%, 10–31–13	440	251
TOTAL CORPORATE DEBT SECURITIES – 47.22%		**$55,191**
(Cost: $70,454)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 1.06%		
Federal Home Loan Mortgage Corporation,		
3.750%, 6–28–13	420	446
Federal National Mortgage Association,		
4.750%, 12–15–10	750	795
		1,241
Mortgage-Backed Obligations – 37.99%		
Federal Home Loan Mortgage Corporation,		
5.000%, 4–1–35 TBA	1,150	1,186
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
6.500%, 9–1–32	166	178
6.000%, 11–1–33	348	366
5.500%, 5–1–34	148	156
5.500%, 5–1–34	92	97
5.500%, 6–1–34	1,216	1,266
5.000%, 9–1–34	36	37
5.500%, 9–1–34	114	119
6.500%, 10–1–34 TBA	1,635	1,723
5.500%, 10–1–34	286	299
5.500%, 3–1–35 TBA	2,995	3,107
6.000%, 4–1–35 TBA	2,000	2,091
5.500%, 7–1–35	349	363
5.500%, 7–1–35	156	163
5.500%, 10–1–35	452	473
5.000%, 11–1–35	3,020	3,121
7.000%, 12–1–37	521	551

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	$ 114	$ 120
6.000%, 9–1–17	71	74
5.500%, 3–1–18	78	82
5.000%, 6–1–18	289	302
5.000%, 7–1–18	101	105
7.500%, 5–1–31	80	87
7.000%, 9–1–31	32	34
7.000%, 11–1–31	62	66
6.500%, 12–1–31	40	43
7.000%, 2–1–32	56	61
7.000%, 3–1–32	64	70
6.500%, 4–1–32	18	19
6.500%, 5–1–32	18	20
6.500%, 7–1–32	51	55
6.500%, 8–1–32	41	44
6.500%, 8–1–32	41	44
6.500%, 9–1–32	76	81
6.500%, 9–1–32	28	31
6.000%, 10–1–32	98	104
6.500%, 10–1–32	86	93
6.000%, 11–1–32	94	101
6.000%, 3–1–33	76	81
5.500%, 4–1–33	134	140
6.000%, 4–1–33	154	161
5.500%, 5–1–33	95	100
6.000%, 10–1–33	154	164
5.500%, 1–1–34	94	98
5.500%, 1–1–34	92	96
6.000%, 1–1–34	357	375
5.500%, 2–1–34 TBA	2,710	2,812
5.500%, 3–1–34	129	136
5.500%, 3–1–34	57	59
5.500%, 4–1–34	139	147
5.500%, 4–1–34	41	43
5.000%, 5–1–34	60	62
5.500%, 5–1–34	112	116
5.500%, 11–1–34	1,243	1,294
6.000%, 11–1–34	538	564
5.500%, 2–1–35	149	155
5.500%, 4–1–35	974	1,013
5.000%, 4–1–35 TBA	4,185	4,317
6.000%, 4–1–35 TBA	1,495	1,561
5.000%, 7–1–35	177	183
5.000%, 7–1–35	92	95
5.000%, 7–1–35	76	79
5.000%, 7–1–35	41	42
5.500%, 8–1–35	99	103
5.000%, 10–1–35	2,864	2,961
5.500%, 10–1–35	764	801
6.000%, 7–1–37	318	333
6.000%, 9–1–37	601	628
5.500%, 3–1–38	957	994
5.000%, 4–1–38	1,005	1,038
5.500%, 5–1–38	1,370	1,423
6.000%, 7–1–38	1,022	1,069
6.000%, 12–1–38	1,087	1,137

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (E)		
0.901%, 6–17–45 (D)	$4,536	$ 177
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 4–1–35 TBA	635	661
5.500%, 7–15–38	899	937
5.500%, 10–15–38	670	698
5.500%, 2–15–39	595	620
		44,405
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 39.05%		**$ 45,646**
(Cost: $44,560)		
UNITED STATES GOVERNMENTOBLIGATIONS		
Treasury Inflation Protected Obligations – 1.11%		
United States Treasury Notes,		
1.875%, 7–15–13 (F)	1,265	1,297
Treasury Obligations – 9.60%		
United States Treasury Bonds:		
5.375%, 2–15–31 (G)	1,775	2,242
4.500%, 5–15–38	3,675	4,300
United States Treasury Notes:		
0.875%, 2–28–11	1,220	1,222
1.375%, 3–15–12	180	181
1.875%, 2–28–14	1,185	1,199
2.750%, 2–15–19	2,065	2,077
		11,221
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.71%		**$ 12,518**
(Cost: $12,128)		
SHORT-TERM SECURITIES		
Commercial Paper – 15.27%		
Campbell Soup Co.,		
0.200%, 4–7–09	5,000	5,000
Danaher Corporation,		
0.200%, 4–2–09	4,000	4,000
Kellogg Co.,		
0.930%, 4–2–09	2,000	2,000
McCormick & Co. Inc.,		
0.400%, 4–1–09	4,847	4,847
PACCAR Financial Corp.,		
0.270%, 4–16–09	2,000	1,999
		17,846
Master Note – 1.20%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (D)	1,403	1,403
TOTAL SHORT-TERM SECURITIES – 16.47%		**$ 19,249**
(Cost: $19,249)		
TOTAL INVESTMENT SECURITIES – 113.63%		**$132,810**
(Cost: $146,706)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (13.63%)		**(15,930)**
NET ASSETS – 100.00%		**$116,880**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $9,853 or 8.43% of net assets.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $2,904 or 2.48% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(E)Amount shown in principal column represents notional amount for computation of interest.

(F)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(G)Securities serve as collateral for the following open futures contracts at March 31, 2009:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
10-yr U.S Treasury Note	Long	6–19–09	—*	$11,788	$268
30-yr U.S Treasury Bond	Short	6–19–09	—*	(8,820)	(203)
5-yr U.S Treasury Note	Short	6–30–09	—*	(7,126)	(35)
2-yr U.S Treasury Note	Long	6–30–09	—*	3,486	16
				$ (672)	$ 46

*Not shown due to rounding.

The following acronyms are used throughout this portfolio:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$146,994
Gross unrealized appreciation	2,205
Gross unrealized depreciation	(16,389)
Net unrealized depreciation	$ (14,184)

Industry classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Global Bond Fund

 

Below, Daniel J. Vrabac and Mark G. Beischel, CFA, portfolio managers of the Ivy Global Bond Fund, discuss the Fund's positioning, performance and results for the initial fiscal period from April 4, 2008 to March 31, 2009. Mr. Vrabac has managed the Fund since its inception and has 30 years of industry experience. Mr. Beischel has also managed the Fund since its inception and has 15 years of industry experience.

Daniel J. Vrabac   Mark G. Beischel

Investment Style

○ Current   ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas reflect quarterly data since the Fund's inception.

Initial Fiscal Period Performance

From April 4, 2008 to March 31, 2009

Ivy Global Bond Fund (Class A shares at net asset value)	**–3.35%**
Benchmark(s) and/or Lipper Category for the 12 months ended March 31, 2009	
Barclays Capital U.S. Dollar-Denominated Universal Index (reflects the performance of securities generally representing the world's bond markets)	1.11%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–9.69%

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

A patient portfolio-building process

The Fund's heavy cash positioning during its initial fiscal period helped it outpace its Lipper peer group but contributed to underperformance relative to its bond index benchmark. Given the deteriorating economic environment since April 2008, we decided to slowly and deliberately invest cash inflows from investors. While a quicker approach would have improved the income potential, we believed that the difficult environment ahead would provide better entry points. As of March 31, 2009, cash accounted for nearly a third of the Fund's net assets. See the accompanying pie chart on page 122.

What we did not correctly anticipate was the rapid rise of the U.S. dollar starting in August of 2008, given the difficulties the U.S was experiencing and which appeared to us to be getting worse. However, the rest of the world was also facing challenges, so investors sought out the dollar as a safe haven. Although we quickly began to reverse our strategy of being short the U.S. dollar against several currencies, we were still negatively impacted.

Another critical item impacting the Fund's initial fiscal period return was the unprecedented decline in asset prices as credit markets seized up in October 2008. This condition forced hedge funds and Wall Street firms to sell whatever they could to pay off short-term loans. In a situation like this, struggling firms sell only their most liquid assets, because no one wants to buy their most risky ones.

Unfortunately, some of the bonds in the Fund were dragged down significantly during the October 2008 sell-off. It is important to distinguish here between the market price of the bond and whether the bond will continue to pay its interest and principal obligations. We believe very strongly that we have invested in good quality issuers that we feel will meet their obligations, even though prices are currently depressed on the bonds. This opinion has been borne out in the first calendar quarter of 2009, as many of the prices of the bonds in the Fund have begun rising since the October sell-off.

We feel it is important to note that one of the important tactical approaches of the Fund given the low interest rate environment is to maintain a short overall average maturity. Accordingly, even though prices may have been hit hard last October, the shorter time to maturity on the portfolio means the prices should move back toward their par value more quickly.

Our outlook

We believe that the massive overleveraging of the U.S. consumer and financial sector is going to take time to unwind. We're not certain asset prices in general have reached a bottom, so we are maintaining a cautious outlook and investment policy. The unemployment situation in the U.S. is highly problematic, and coupled with the massive de-leveraging and loss of wealth, any sustained recovery is not yet imminent, in our opinion. It is too early to judge the efficacy of all the current government programs in place, and the private sector is nowhere near serving as the catalyst for growth. Elsewhere, the U.K. appears in worse shape than the U.S., and Europe is seeing the EU model tested as many countries have severe problems, while others have only recently begun to decline. China has initiated strong fiscal policies, but there is widespread debate as to how effective their policies will be. Furthermore, we feel that they have not done enough to establish a strong domestic-based source of growth and remain overly dependent on export markets.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

Ivy Global Bond Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation


Bonds 66.79%
Cash and Cash Equivalents 33.21%

Bonds	**66.79%**
Corporate Debt Securities	51.10%
Other Government Securities	11.01%
United States Government Agency Obligations	4.30%
Senior Loans	0.38%
Cash and Cash Equivalents	**33.21%**

Quality Weightings


Investment Grade 51.85%
Non-Investment Grade 14.94%
Cash and Cash Equivalents 33.21%

Investment Grade	**51.85%**
AAA	14.63%
AA	1.93%
A	4.74%
BBB	30.55%
Non-Investment Grade	**14.94%**
BB	9.40%
B	3.78%
Below B	0.48%
Non-rated	1.28%
Cash and Cash Equivalents	**33.21%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	2.3 years
Effective duration	1.3 years
Weighted average bond rating	A+

Country Weightings


North America 40.50%
Europe 15.54%
Pacific Basin 4.85%
South America 3.39%
Other 1.65%
Bahamas/Caribbean 0.86%
Cash and Cash Equivalents 33.21%

North America	**40.50%**
United States	34.92%
Canada	3.98%
Other North America(1)	1.60%
Europe	**15.54%**
France	5.52%
Other Europe(2)	10.02%
Pacific Basin(3)	**4.85%**
South America(4)	**3.39%**
Other(5)	**1.65%**
Bahamas/Caribbean(6)	**0.86%**
Cash and Cash Equivalents	**33.21%**

(1)Includes 1.60% Mexico.

(2)Includes 0.36% Finland, 1.05% Germany, 0.97% Ireland, 0.37% Luxembourg, 0.47% Netherlands, 0.80% Norway, 0.78% Portugal, 1.23% Russia, 1.42% Switzerland and 2.57% United Kingdom.

(3)Includes 0.38% Burma, 1.14% China, 0.98% Hong Kong, 0.28% Indonesia, 0.79% Japan, 0.55% Malaysia and 0.73% Singapore.

(4)Includes 2.12% Brazil and 1.27% Chile.

(5)Includes 0.51% Panama and 1.14% United Arab Emirates.

(6)Includes 0.25% Bahamas, 0.14% British Virgin Islands and 0.47% Cayman Islands.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Global Bond Fund

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
Ivy Global Bond Fund:
Class A Shares(1)(2) . . . . $ 9,109
Class B Shares(2) . . . . $ 9,589
Class C Shares(2) . . . . $ 9,590
Class I Shares(2) . . . . $ 9,689
Class Y Shares(2) . . . . $ 9,666
Barclays Capital U.S. Dollar-Denominated Universal Index(3) $10,111
Lipper Global Income Funds Universe Average(3) . . . . $ 9,031
4-4 2008
6-30 2008
9-30 2008
12-31 2008
3-31 2009

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2008.

Cumulative Total Return(4)	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3-31-09	—	—	—	—	—
5-year period ended 3-31-09	—	—	—	—	—
10-year period ended 3-31-09	—	—	—	—	—
Since inception of Class(5) through 3-31-09	–8.91%	–8.80%	–5.04%	–3.11%	–3.34%

(4)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. Class I and Class Y shares are not subject to sales charges.

(5)4-4-08 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 990.30	0.99%	$4.88
Class B	$1,000	$ 985.50	1.74%	$8.64
Class C	$1,000	$ 985.60	1.74%	$8.64
Class I	$1,000	$ 990.70	0.74%	$3.68
Class Y	$1,000	$ 989.40	0.99%	$4.87
Based on 5% Return[2]				
Class A	$1,000	$1,020.00	0.99%	$4.95
Class B	$1,000	$1,016.26	1.74%	$8.77
Class C	$1,000	$1,016.26	1.74%	$8.77
Class I	$1,000	$1,021.24	0.74%	$3.74
Class Y	$1,000	$1,020.00	0.99%	$4.95

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

Ivy Global Bond Fund (in thousands)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.79%		
BAE Systems Holdings Inc., 4.750%, 8–15–10 (A)	$500	$ 505
Agricultural Products – 0.75%		
Bunge Limited Finance Corp.:		
7.800%, 10–15–12	250	232
5.350%, 4–15–14	300	250
		482
Agriculture – 0.81%		
Ciliandra Perkasa Finance Company Pte. Ltd., 10.750%, 12–8–11	250	183
COSAN FINANCE LIMITED, 7.000%, 2–1–17	128	82
Cosan S.A. Industria e Comercio, 8.250%, 11–15–19	175	82
IOI Resources (L) Berhad, Convertible, 0.000%, 1–15–13	200	178
		525
Banking – 1.34%		
Banco BMG S.A., 8.750%, 7–1–10	167	153
Bank of Tokyo-Mitsubishi, Ltd. (The), 8.400%, 4–15–10	500	508
VTB Capital S.A., 6.609%, 10–31–12	250	200
		861
Beverage / Bottling – 3.04%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (B)	BRL450	159
Diageo Capital plc, 7.375%, 1–15–14	$ 250	275
Miller Brewing Company, 5.500%, 8–15–13	500	482
Molson Coors Capital Finance, 4.850%, 9–22–10	500	507
Panamerican Beverages, Inc., 7.250%, 7–1–09	325	327
PepsiAmericas, Inc., 5.750%, 7–31–12	200	207
		1,957
Building Products – 0.26%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	250	169
Cable / Media – 0.88%		
British Sky Broadcasting Group plc, 8.200%, 7–15–09	250	253
Grupo Televisa, S.A., 8.000%, 9–13–11	150	159
Rogers Wireless Inc., 8.000%, 12–15–12	150	151
		563
Coal & Consumable Fuels – 0.76%		
Peabody Energy Corporation, 6.875%, 3–15–13	500	488

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Conglomerate / Diversified Mfg – 0.69%		
Bombardier Inc., 6.750%, 5–1–12	$250	$ 199
Ingersoll-Rand Global Holding Company Limited, 6.000%, 8–15–13	250	243
		442
Construction Business – 0.34%		
Odebrecht Finance Ltd., 7.500%, 10–18–17	250	217
Consumer Non-Cyclical – 1.01%		
Paka Capital Ltd, Convertible, 0.000%, 3–12–13	200	180
Wilmar International Limited, Convertible, 0.000%, 12–18–12	500	472
		652
Electric – 8.33%		
Abu Dhabi National Energy Company PJSC, 5.620%, 10–25–12	750	733
Aquila, Inc., 11.875%, 7–1–12	500	525
DPL Inc., 6.875%, 9–1–11	500	512
EDP Finance B.V., 5.375%, 11–2–12	500	505
FirstEnergy Corp., 6.450%, 11–15–11	275	275
HQI Transelec Chile S.A., 7.875%, 4–15–11	300	304
NorthWestern Corporation, 5.875%, 11–1–14	500	505
Oncor Electric Delivery Company, 6.375%, 5–1–12	1,000	989
PPL Energy Supply, LLC, 6.300%, 7–15–13	500	500
Southern Power Company, 6.250%, 7–15–12	500	518
		5,366
Electric Utilities – 1.68%		
Monongahela Power Company, 7.950%, 12–15–13 (A)	1,000	1,082
Energy – 1.12%		
China Petroleum & Chemical Corporation, Convertible, 0.000%, 4–24–14 (B)	HKD800	106
CITIC Resources Holdings Limited, 6.750%, 5–15–14	$ 400	300
Suntech Power Holdings Co., Ltd., Convertible, 0.250%, 2–15–12	350	314
		720
Finance Companies – 1.28%		
C5 Capital (SPV) Limited, 6.196%, 12–31–49 (C)	250	88
Diageo Finance B.V., 5.500%, 4–1–13	250	258
ISA Capital do Brasil S.A., 7.875%, 1–30–12	500	478
		824

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Processors / Bev / Bottling – 0.13%		
Iansa Overseas Limited,		
7.250%, 7–28–12	$250	$ 82
Gas – Local Distribution – 2.39%		
AGL Capital Corporation,		
7.125%, 1–14–11	1,000	1,015
DCP Midstream, LLC,		
9.700%, 12–1–13 (D)	500	526
		1,541
Gas Pipe Lines – 3.06%		
KeySpan Corporation,		
7.625%, 11–15–10	500	524
Plains All American Pipeline, L.P.,		
PAA Finance Corp.,		
7.750%, 10–15–12	1,000	1,006
Transneft,		
6.103%, 6–27–12	500	440
		1,970
Health Care Facilities – 1.02%		
HCA Inc.:		
6.750%, 7–15–13	300	224
9.125%, 11–15–14	225	212
HealthSouth Corporation,		
10.750%, 6–15–16	225	220
		656
Health Care Facilities / Supplies – 0.32%		
DASA Finance Corporation,		
8.750%, 5–29–18	270	208
Leisure – 0.28%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	250	182
Metals / Mining – 1.12%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	250	175
Indo Integrated Energy B.V.,		
8.500%, 6–1–12	400	305
Vedanta Resources plc,		
6.625%, 2–22–10	250	243
		723
Multi-Utilities – 1.44%		
Black Hills Corporation,		
6.500%, 5–15–13	1,000	926
Office Electronics – 0.73%		
Xerox Corporation:		
7.125%, 6–15–10	250	255
5.500%, 5–15–12	250	217
		472
Oil & Gas – 1.51%		
Petro-Canada,		
4.000%, 7–15–13	500	458
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	500	511
		969

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation – 1.56%		
Northern Border Partners, L.P.,		
8.875%, 6–15–10	$500	$ 513
ONEOK Partners, L.P.,		
5.900%, 4–1–12	500	490
		1,003
Oilfield Machinery & Service – 1.63%		
Oceanografia, S.A. de C.V.,		
11.250%, 7–15–15	150	63
Smith International, Inc.,		
8.625%, 3–15–14	500	509
Weatherford International, Inc.,		
5.950%, 6–15–12	500	479
		1,051
Packaged Foods & Meats – 0.41%		
Kraft Foods Inc.,		
6.000%, 2–11–13	250	263
Paper / Forest Products – 2.61%		
Celulosa Arauco y Constitucion S.A.,		
8.625%, 8–15–10	500	519
International Paper Company,		
7.400%, 6–15–14	400	330
Sino-Forest Corporation,		
9.125%, 8–17–11	350	315
Stora Enso Oyj,		
7.375%, 5–15–11	275	230
Weyerhaeuser Company,		
6.750%, 3–15–12	300	289
		1,683
Pharmaceuticals – 0.79%		
Novartis Capital Corporation,		
4.125%, 2–10–14	500	511
Publishing – 0.51%		
Pearson Dollar Finance Two plc,		
5.500%, 5–6–13	350	331
Railroads – 1.19%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	300	314
TFM, S.A. de C.V.,		
9.375%, 5–1–12	500	455
		769
Service – Other – 1.10%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	250	249
Waste Management, Inc.,		
7.375%, 8–1–10	450	460
		709
Steel – 0.37%		
Evraz Group S.A.,		
8.875%, 4–24–13	375	238
Technology – 0.78%		
L–3 Communications Corporation,		
7.625%, 6–15–12	500	502

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunications – 1.00%		
Global Village Telecom,		
12.000%, 6–30–11	$650	$ 644
Trading Companies & Distributors – 0.98%		
Noble Group Limited,		
8.500%, 5–30–13	800	628
Transportation – Other – 0.25%		
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	250	161
Trucking & Shipping – 0.82%		
FedEx Corporation,		
7.375%, 1–15–14	500	530
Utilities – 1.49%		
CESP – Companhia Energetica de Sao Paulo,		
9.750%, 1–15–15 (B)	BRL500	204
Duke Energy Field Services, LLC,		
7.875%, 8–16–10	$500	507
Veolia Environment,		
5.250%, 6–3–13	250	250
		961
Wireless Telecommunication Service – 0.53%		
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (B)(C).	RUB6,000	162
VIP Finance Ireland Limited,		
8.375%, 4–30–13	$250	181
		343
TOTAL CORPORATE DEBT SECURITIES – 51.10%		$32,909
(Cost: $34,005)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Canada – 1.93%		
Canadian Government Bonds,		
4.000%, 9–1–10 (B)	CAD1,500	1,244
France – 5.13%		
French Treasury Notes (BTAN),		
3.750%, 9–12–10 (B)	EUR2,400	3,303
Germany – 1.05%		
Bundesobligation,		
3.250%, 4–9–10 (B)	500	680
Mexico – 0.28%		
United Mexican States Government Bonds,		
9.000%, 12–24–09 (B)	MXN2,500	180
Norway – 0.80%		
Norway Government Bonds,		
6.000%, 5–16–11 (B)	NOK3,200	514

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Russia – 0.40%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (B).	RUB10,000	$ 256
Switzerland – 1.42%		
Switzerland Government Bonds,		
3.500%, 8–7–10 (B).	CHF1,000	913
TOTAL OTHER GOVERNMENT SECURITIES – 11.01%		$ 7,090
(Cost: $7,998)		
SENIOR LOANS – 0.38%		
Consumer Products		
Wm. Wrigley Jr. Company,		
6.500%, 7–17–14 (C)	$247	$ 244
(Cost: $244)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 4.30%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only), (E)		
5.500%, 1–15–38	3,438	381
Federal National Mortgage Association Agency REMIC/CMO,		
5.000%, 2–25–35	455	471
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (E)		
5.000%, 6–25–22	1,034	85
5.000%, 7–25–23	888	88
5.500%, 1–25–33	1,499	135
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–22	724	751
5.000%, 8–1–23	371	386
Government National Mortgage Association Agency REMIC/CMO (Interest Only), (E)		
5.000%, 7–16–22	944	81
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	373	389
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 4.30%		$ 2,767
(Cost: $3,257)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 16.93%		
Abbott Laboratories,		
0.320%, 4–14–09	3,000	2,999
Baxter International Inc.,		
0.330%, 4–9–09	3,000	3,000
McCormick & Co. Inc.,		
0.400%, 4–1–09	2,903	2,903
Sonoco Products Co.,		
0.550%, 4–1–09	2,000	2,000
		10,902

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 4.61%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (C)	$2,971	$ 2,971
United States Government Obligations – 9.28%		
United States Treasury Bills:		
0.000%, 4–2–09	3,000	3,000
0.000%, 9–24–09	3,000	2,980
		5,980
TOTAL SHORT-TERM SECURITIES – 30.82%		**$19,853**
(Cost: $19,853)		
TOTAL INVESTMENT SECURITIES – 97.61%		**$62,863**
(Cost: $65,357)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.39%		**1,540**
NET ASSETS – 100.00%		**$64,403**

Notes to Schedule of Investments

The following forward currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	1,015	12–2–09	$10	$—
Sell	Canadian Dollar	1,563	8–24–09	228	—
Sell	Euro	3,000	12–22–09	300	—
Sell	Mexican Peso	2,600	12–24–09	6	—
Sell	Norwegian Krone	3,000	5–4–09	—	21
Sell	Norwegian Krone	11	5–15–09	—	—*
Sell	Norwegian Krone	500	1–14–10	—	4
Sell	Russian Ruble	17,825	11–20–09	19	—
Sell	Swiss Franc	1,000	12–22–09	60	—
				$623	$25

*Not Shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $1,587 or 2.46% of net assets.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CAD – Canadian Dollar, CHF – Swiss Franc, EUR – Euro, HKD – Hong Kong Dollar, MXN – Mexican Peso, NOK – Norwegian Krone and RUB – Russian Ruble).

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $526 or 0.82% of net assets.

(E) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this portfolio:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Notes to Schedule of Investments (Continued)

Country Diversification

(as a % of net assets)

United States	34.92%
France	5.52%
Canada	3.98%
United Kingdom	2.57%
Brazil	2.12%
Mexico	1.60%
Switzerland	1.42%
Chile	1.27%
Russia	1.23%
United Arab Emirates	1.14%
China	1.14%
Germany	1.05%
Hong Kong	0.98%
Ireland	0.97%
Norway	0.80%
Japan	0.79%
Portugal	0.78%
Singapore	0.73%
Malaysia	0.55%
Panama	0.51%
Netherlands	0.47%
Cayman Islands	0.47%
Burma	0.38%
Luxembourg	0.37%
Finland	0.36%
Indonesia	0.28%
Bahamas	0.25%
British Virgin Islands	0.14%
Other+	33.21%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$65,358
Gross unrealized appreciation	713
Gross unrealized depreciation	(3,208)
Net unrealized depreciation	$ (2,495)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

Ivy Mortgage Securities Fund

 

David W. Land   Christopher R. Sebald

The Ivy Mortgage Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, David W. Land, CFA, and Christopher R. Sebald, CFA, portfolio managers of the Ivy Mortgage Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2009. Mr. Land has managed the Fund for five years and has 18 years of industry experience. Mr. Sebald has managed the Fund for six years and has 20 years of industry experience.

Investment Style

○ Current   ■ Historical
Source: Morningstar, Inc.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.

Fiscal Year Performance

For the 12 Months Ended March 31, 2009

Ivy Mortgage Securities Fund (Class A shares at net asset value)	–15.15%
Benchmark(s) and/or Lipper Category	
Barclays Capital Mortgage-Backed Securities Index	8.09%
(generally reflects the performance of securities representing the mortgage-backed securities market)	
Lipper U.S. Mortgage Funds Universe Average	0.47%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. During the fiscal year, Barclays Capital acquired the index operations of Lehman Brothers and renamed Lehman's products, including the Fund's benchmark.

Commercial and non-agency mortgages hurt results

We significantly underperformed our Lipper peer group and benchmark index this past fiscal year due to the Fund's exposure to non-agency mortgage securities and commercial mortgage-backed securities. Due to the recession and significant credit crunch that enveloped the financial markets in 2008 and early 2009, there was a large disparity among the various sectors in which the Fund has typically focused and government-related securities that historically have not produced returns as competitive. Treasury securities offered the best performance during the year, followed by securities issued by government agencies (Fannie Mae and Freddie Mac, for example). Non-agency mortgage securities fell by as much as 30 percent, while Treasuries and agencies rose, in general, by 4 percent to 7 percent.

Lower quality securities performed worse than higher quality bonds during the year, with yields rising less on agency mortgage securities. The Fund had a lower proportion of high-quality bonds than the index (i.e. non-agency mortgages and commercial real estate), which negatively influenced the Fund's return.

Recognizing that our style was out of favor, we made efforts to increase our allocation to agency mortgage-backed securities and reduce our exposure to non-agency securities. We made some headway, but our efforts to accomplish this goal were slowed by challenging market conditions. In general, we tried not to sell interest-paying, distressed securities to sellers looking for bargains; instead, we waited until bursts of market momentum lifted prices enough to justify selling.

Our outlook

We feel that the markets have priced in a significant decline in the economy, including falling corporate profits, slower growth and very high bond defaults. In the fixed-income market, the rise in yields on non-government securities can only be compared with yields of similar bonds in the 1930s. While such a rise in yields seems in excess of expected losses, it is too soon to know whether government actions will be adequate to forestall a severe recession or worse. We feel that the economy is bound to suffer greater losses in the coming quarters in the event that companies and consumers continue to cut back on spending and investment. The unemployment rate is likely to rise throughout the rest of 2009, and corporate earnings are bound to see significant disappointment, in our opinion. We anticipate purchasing agency mortgage-backed securities throughout 2009, as the government appears committed to supporting the agency mortgage market through direct purchases of these securities.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. The risks incurred by mortgage securities include, but are not limited to, reinvestment of pre-paid loans at lower rates of return. In addition, the net asset value of mortgage securities may fluctuate in response to changes in interest rates and

are not guaranteed. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Mortgage Securities Fund.

Ivy Mortgage Securities Fund

Asset Allocation



Bonds 94.82%

Cash and Cash Equivalents 5.18%

Bonds	**94.82%**
United States Government and Government Agency Obligations	56.75%
Corporate Debt Securities	38.07%
Cash and Cash Equivalents	**5.18%**

Bond Portfolio Characteristics

Average maturity	3.1 years
Effective duration	3.5 years
Weighted average bond rating	AA

Lipper Rankings

Category: Lipper U.S. Mortgage Funds	Rank	Percentile
1 Year	91/95	95
3 Year	85/88	96
5 Year	82/85	96
10 Year	55/56	97

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 91.37%

Non-Investment Grade 3.45%

Cash and Cash Equivalents 5.18%

Investment Grade	**91.37%**
AAA	71.03%
AA	8.87%
A	5.63%
BBB	5.84%
Non-Investment Grade	**3.45%**
BB	2.98%
B	0.38%
Below B	0.09%
Cash and Cash Equivalents	**5.18%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Mortgage Securities Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Mortgage Securities Fund, Class A Shares(1) $12,007
Barclays Capital Mortgage-Backed Securities Index $18,112
Lipper U.S. Mortgage Funds Universe Average................. $15,309
9-30 1999
9-30 2000
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-09	–20.03%	–19.27%	–15.77%	–20.09%	–14.70%	–14.91%
5-year period ended 3-31-09	–3.25%	–3.30%	–2.92%	—	—	–2.02%
10-year period ended 3-31-09	1.88%	—	—	—	—	—
Since inception of Class[3] through 3-31-09	—	–2.69%	–2.33%	–12.98%	–9.54%	–1.43%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Mortgage Securities Fund merged into the Ivy Mortgage Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Mortgage Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Mortgage Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Mortgage Securities Fund. If these expenses were reflected, performance shown would differ.

ILLUSTRATION OF FUND EXPENSES
Ivy Mortgage Securities Fund

(UNAUDITED)

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 884.90	1.33%	$ 6.22
Class B	$1,000	$ 879.90	2.45%	$11.47
Class C	$1,000	$ 881.90	2.02%	$ 9.50
Class E	$1,000	$ 885.90	1.14%	$ 5.37
Class I	$1,000	$ 887.40	0.79%	$ 3.68
Class Y	$1,000	$ 886.40	1.02%	$ 4.81
Based on 5% Return[2]				
Class A	$1,000	$1,018.31	1.33%	$ 6.66
Class B	$1,000	$1,012.72	2.45%	$12.28
Class C	$1,000	$1,014.86	2.02%	$10.18
Class E	$1,000	$1,019.24	1.14%	$ 5.75
Class I	$1,000	$1,020.99	0.79%	$ 3.94
Class Y	$1,000	$1,019.83	1.02%	$ 5.15

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 8 for further information on how expenses were calculated.

CORPORATE DEBT SECURITIES	Principal	Value
Car Loan – 0.51%		
Capital Auto Receivables Asset Trust 2007–2,		
8.300%, 2–18–14 (A)	$1,105	$ 763
Consumer Finance – 0.20%		
Green Tree Financial Corporation,		
8.300%, 11–15–19	322	296
Other Mortgage-Backed Securities – 37.13%		
Aames Mortgage Trust 2001–4,		
6.650%, 1–25–32 (B)	386	240
ABFS Mortgage Loan Trust 2001–2,		
6.990%, 12–25–31 (B)	824	331
ABFS Mortgage Loan Trust 2002–4,		
7.423%, 12–15–33 (B)	1,274	570
Asset Securitization Corporation (Interest Only):		
1.422%, 10–13–26 (A)(B)(C)	3,733	86
8.621%, 8–13–29 (B)(C).	1,089	198
Associates Manufactured Housing Contract		
Pass-Through Certificates,		
7.900%, 3–15–27	355	352
Banc of America Alternative Loan Trust 2004–11,		
6.000%, 12–25–34	968	672
Banc of America Alternative Loan Trust 2005–10,		
5.669%, 11–25–35 (B)	1,121	64
Banc of America Alternative Loan Trust 2005–12,		
5.806%, 1–25–36 (B)	1,580	177
Banc of America Alternative Loan Trust 2005–6,		
6.000%, 7–25–35	776	438
Banc of America Alternative Loan Trust 2005–8:		
5.583%, 9–25–35 (B)	1,966	316
5.583%, 9–25–35 (B)	390	32
Banc of America Alternative Loan Trust 2006–4:		
6.223%, 5–25–46 (B)	626	118
6.223%, 5–25–46 (B)	874	54
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2002–2:		
6.200%, 7–11–43 (A)	1,200	649
4.772%, 7–11–43	438	438
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2003–1,		
4.900%, 9–11–36 (A)	1,000	453
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2004–6,		
5.104%, 12–10–42 (A)(B)	800	264
Banc of America Funding 2004–2 Trust,		
6.500%, 7–20–32	1,164	819
Banc of America Funding Corporation,		
5.007%, 9–20–34 (B)	1,096	675
Banc of America Mortgage 2007–1 Trust,		
6.000%, 3–25–37	3,544	658
Banc of America Mortgage Alternative Loan		
Trust 2003–5,		
5.500%, 7–25–33	1,223	417
Banc of America Mortgage Trust 2003–9,		
5.500%, 12–25–33	787	261
Banc of America Mortgage Trust 2004–1,		
5.500%, 2–25–34	1,910	1,461

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Banc of America Mortgage Trust 2004–2:		
5.000%, 3–25–19	$ 262	$ 213
5.000%, 3–25–19	204	147
5.500%, 3–25–34	471	330
Banc of America Mortgage Trust 2004–3:		
4.875%, 4–25–19	360	247
4.875%, 4–25–19	193	100
Banc of America Mortgage Trust 2004–7,		
5.750%, 8–25–34	920	730
Banc of America Structured Securities Trust 2002-		
X1 F,		
6.274%, 10–11–33 (D)	1,750	1,340
BankAmerica Manufactured Housing Contract		
Trust:		
7.800%, 10–10–26	1,268	1,272
7.015%, 1–10–28	495	476
Bear Stearns Commercial Mortgage Securities		
Inc., Series 2000-WF1 Trust Fund,		
6.500%, 2–15–32	1,015	695
Bear Stearns Commercial Mortgage Securities		
Trust 2002-TOP6,		
6.000%, 10–15–36 (A)	938	260
BlackRock Capital Finance,		
7.750%, 9–25–26 (A)	495	173
C-Bass 2005-CB3 Trust,		
5.109%, 5–25–35 (B).	971	912
C-Bass 2006-MH1 Trust,		
5.970%, 10–25–36 (A)(B)	1,351	1,025
C-Bass Mortgage Loan Trust 2007-CB2,		
5.891%, 2–25–37 (B).	224	185
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35 (B).	2,301	1,534
CHEQ Home Equity Loan Trust, Series 2006-S2,		
0.632%, 7–25–27 (B).	199	182
CHL Mortgage Pass-Through Trust 2002–32,		
5.547%, 1–25–33 (B)(D)	1,184	649
CitiMortgage Alternative Loan Trust,		
Series 2007-A7,		
6.238%, 7–25–37 (B).	637	12
Collateralized Mortgage Obligation Trust,		
5.000%, 7–1–18	25	26
COMM 2006-CNL2,		
5.756%, 2–5–19 (A)(B)	475	152
Commercial Mortgage Asset Trust,		
7.800%, 11–17–32 (B)	1,000	913
Commercial Mortgage Asset Trust,		
Commercial Mortgage Pass-Through		
Certificates, Series 1999-C1,		
6.640%, 1–17–32	232	232
CountryPlace Manufactured Housing Contract		
Trust 2005–1,		
4.800%, 12–15–35 (B)(D)	1,275	814
CSFB Commercial Mortgage Trust 2003-C4,		
5.322%, 8–15–36 (A)(B)	1,000	228
CWHEQ Home Equity Loan Trust,		
Series 2006-S3,		
6.518%, 1–25–29 (B).	2,125	274
FFCA Secured Lending Corporation:		
1.656%, 2–18–22 (B)(D)	1,500	1,443
1.906%, 2–18–22 (B)(D)	1,000	951

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.136%, 10–25–33 (B)	$ 346	$ 90
First Horizon Mortgage Pass-Through Trust 2007–4,		
5.500%, 8–25–22	931	645
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (A)(B).	1,630	213
Ford Credit Auto Owner Trust 2006-B,		
7.120%, 2–15–13 (D).	635	423
Ford Credit Auto Owner Trust 2007-A,		
7.050%, 12–15–13 (D).	390	227
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	696	416
5.399%, 4–25–32 (B)	1,082	341
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (D).	946	653
5.250%, 11–25–32 (D).	441	334
GMAC Commercial Mortgage Securities,		
5.940%, 7–1–13 (D).	61	53
Home Equity Loan Trust 2003-HS2,		
5.090%, 7–25–33 (B)	50	44
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38 (D).	1,947	797
Impac CMB Trust Series 2003–2F,		
6.000%, 1–25–33 (B)	704	425
J.P. Morgan Alternative Loan Trust 2006-A6,		
5.950%, 11–25–36 (B)	2,500	1,270
J.P. Morgan Chase Commercial Mortgage Securities Corp.,		
6.221%, 10–12–37 (A).	2,300	1,393
J.P. Morgan Chase Commercial Mortgage Securities Corp., Series 2004 – CIBC8,		
3.837%, 1–12–39	850	748
J.P. Morgan Mortgage Acquisition Trust 2006-CW2,		
6.337%, 8–25–36 (B)	2,725	879
J.P. Morgan Mortgage Trust 2004-A3,		
4.290%, 7–25–34 (B)	1,110	571
J.P. Morgan Mortgage Trust 2005-S2:		
5.674%, 9–25–35 (B).	2,157	376
6.500%, 9–25–35	—	—*
J.P. Morgan Mortgage Trust 2006-A2:		
5.137%, 11–25–33 (B)	867	483
4.543%, 8–25–34 (B)	2,054	935
J.P. Morgan Mortgage Trust 2006-A6,		
6.040%, 10–25–36 (B)	2,510	1,169
J.P. Morgan Mortgage Trust 2006-S3,		
6.187%, 8–25–36	1,163	149
J.P. Morgan Mortgage Trust 2007-A1,		
4.813%, 7–25–35 (B)	2,159	185
J.P. Morgan Mortgage Trust 2007-A2,		
5.686%, 4–25–37 (B)	2,475	1,548
LB-UBS Commercial Mortgage Trust 2003-C3,		
4.846%, 2–15–37 (A)(B).	300	130
Lehman Mortgage Trust Mortgage Pass-Through Certificates, Series 2006–5,		
6.867%, 9–25–36 (B)	1,986	138
Lehman XS Trust, Series 2005–8,		
5.690%, 12–25–35	3,015	2,095

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Mid-State Capital Corporation 2004–1 Trust:		
6.005%, 8–15–37	$ 342	$ 242
6.497%, 8–15–37	1,076	650
Morgan Stanley Dean Witter Capital I Inc. Trust 2002-WL1,		
6.397%, 4–25–17 (B).	203	157
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.880%, 11–28–35 (B)(D)	680	48
5.880%, 11–28–35 (B)(D)	340	24
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4 (Interest Only),		
1.146%, 11–28–35 (B)(C)(D)	13,539	186
Multi Security Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-RR4,		
5.000%, 11–28–35 (D)	2,000	1,200
NationsLink Funding Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998–2,		
5.000%, 8–20–30 (A)	500	423
Oakwood Mortgage Investors, Inc.:		
8.100%, 10–15–21 (D)	109	104
7.375%, 8–15–27	110	104
Origen Manufactured Housing Contract Trust 2004-A,		
5.700%, 1–15–35	543	390
Origen Manufactured Housing Contract Trust 2004-B,		
4.750%, 8–15–21	400	318
Origen Manufactured Housing Contract Trust 2005-B:		
5.605%, 5–15–22	360	252
5.910%, 1–15–37	700	374
PHH Alternative Mortgage Trust, Series 2007–1, Class II-B–2,		
6.000%, 2–25–37	1,534	113
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (B)(D)	3	2
7.963%, 9–28–24 (A)(B)	13	9
RALI Series 2003-QS11 Trust,		
5.750%, 6–25–33	2,375	1,592
RAMP Series 2005-RS1 Trust,		
5.145%, 1–25–35 (B).	1,013	240
RASC Series 2003-KS10 Trust,		
6.410%, 12–25–33	263	74
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C,		
1.946%, 9–10–35 (B)(D)	1,329	544
RFMSI Series 2004-S5 Trust:		
4.500%, 5–25–19	301	232
4.500%, 5–25–19	150	102
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1,		
7.750%, 12–25–30 (B)	1,030	569
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–21,		
5.400%, 11–25–35 (B)	1,575	369
Structured Asset Mortgage Investments, Inc.:		
5.480%, 4–30–30 (B).	16	14
5.480%, 4–30–30 (B).	7	6

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (B)	$ 221	$ 106
5.250%, 8–25–33	1,265	784
5.250%, 8–25–33	551	261
5.630%, 5–25–34 (B)	711	355
6.000%, 6–25–34 (B)	2,019	1,105
Washington Mutual MSC Mortgage Pass-Through Certificates Series 2002-MS11 Trust,		
5.621%, 12–25–32 (B)	840	471
Wells Fargo Alternative Loan 2007-PA3 Trust:		
5.750%, 7–25–37	1,079	368
6.158%, 7–25–37 (B)	1,763	125
6.158%, 7–25–37 (B)	1,552	74
Wells Fargo Mortgage Backed Securities 2003–2 Trust,		
5.250%, 2–25–18 (D)	224	146
Wells Fargo Mortgage Backed Securities 2003–4 Trust,		
5.500%, 6–25–33	879	482
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.250%, 8–25–33 (A)	1,077	479
Wells Fargo Mortgage Backed Securities 2005–16 Trust,		
5.750%, 1–25–36	500	405
		55,487
Other Non-Agency REMIC/CMO – 0.23%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (D)	23	—*
1.972%, 3–25–11 (D)	10	—*
7.540%, 5–31–17 (D)	—*	—*
Bear Stearns Mortgage Securities Inc.,		
8.000%, 11–25–29	337	349
		349
TOTAL CORPORATE DEBT SECURITIES – 38.07%		**$56,895**
(Cost: $117,072)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.28%		
Federal National Mortgage Association,		
4.750%, 12–15–10 (E)	400	424
Mortgage-Backed Obligations – 56.10%		
Federal Home Loan Mortgage Corporation,		
5.000%, 4–1–35 TBA	1,380	1,423
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.000%, 6–15–31	2,000	2,083
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	519	544
5.500%, 9–1–19	863	903
5.300%, 1–15–33	206	216
5.000%, 7–15–33	2,064	2,095
5.500%, 5–1–34	1,051	1,103
5.500%, 5–1–34	647	679
6.500%, 5–1–34	657	696
6.500%, 10–1–34 TBA	1,262	1,330
5.500%, 10–1–34	862	901

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: (Continued)		
5.500%, 3–1–35 TBA	$3,000	$ 3,113
5.000%, 5–15–35	2,196	2,210
5.000%, 8–1–35	787	813
5.500%, 10–1–35	1,340	1,401
5.000%, 12–1–35	693	716
6.500%, 7–1–36	856	903
7.000%, 12–1–37	659	698
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 1–1–18	292	307
5.500%, 2–1–18	311	326
5.000%, 5–1–18	1,022	1,067
5.000%, 10–1–18	977	1,021
5.500%, 9–1–19	250	262
5.500%, 2–1–24	405	423
6.000%, 8–1–29	339	356
7.000%, 11–1–31	154	166
6.500%, 2–1–32	155	166
6.500%, 2–1–32	116	125
6.500%, 2–1–32	101	108
7.000%, 2–1–32	212	230
7.000%, 3–1–32	275	298
6.500%, 4–1–32	61	65
6.500%, 5–1–32	110	118
6.500%, 5–1–32	68	73
6.000%, 9–1–32	124	132
6.500%, 9–1–32	64	68
6.000%, 10–1–32	808	861
6.000%, 10–1–32	801	853
6.500%, 10–1–32	52	56
6.000%, 11–1–32	630	671
6.000%, 11–1–32	385	410
6.000%, 3–1–33	955	1,017
6.000%, 3–1–33	752	801
6.000%, 3–1–33	204	217
5.500%, 4–1–33	1,448	1,520
5.500%, 5–1–33	458	478
5.500%, 5–1–33	238	250
6.000%, 6–1–33	1,593	1,673
6.000%, 6–1–33	622	653
6.500%, 8–1–33	42	44
6.000%, 10–1–33	232	246
6.000%, 12–1–33	438	465
5.500%, 1–1–34	729	760
5.500%, 1–1–34	566	590
5.500%, 2–1–34	8,209	8,519
5.000%, 3–1–34	835	864
5.000%, 3–1–34	362	375
5.500%, 4–1–34	517	538
5.000%, 5–1–34	161	167
6.000%, 8–1–34	532	558
5.500%, 9–1–34	955	1,001
6.000%, 9–1–34	656	688
6.500%, 9–1–34	792	837
5.500%, 11–1–34	553	575
6.000%, 11–1–34	269	282
6.500%, 11–1–34	55	59
5.500%, 1–1–35	488	507

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued)		
5.500%, 2–1–35	$1,967	$ 2,061
6.500%, 3–1–35	946	1,004
5.000%, 4–1–35 TBA	2,525	2,605
6.000%, 4–1–35 TBA	2,000	2,089
5.000%, 7–1–35	686	709
5.500%, 7–1–35	641	667
5.500%, 10–1–35	1,311	1,374
5.500%, 10–1–35	780	818
5.500%, 2–1–36	1,391	1,437
6.500%, 2–1–36	583	617
6.500%, 6–1–36	1,060	1,118
6.000%, 11–1–36	1,721	1,800
6.000%, 5–1–37	858	898
5.500%, 6–1–37	252	261
6.500%, 8–1–37	1,692	1,784
6.500%, 9–1–37	1,515	1,597
6.000%, 9–1–37	91	95
7.000%, 10–1–37	217	231
7.000%, 10–1–37	213	227
5.500%, 3–1–38	220	228
5.500%, 5–1–38	328	341
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (C)		
0.911%, 3–16–34 (B)	6,553	196
0.742%, 7–16–40 (B)	3,108	84
0.141%, 3–16–42 (B)	11,634	61
0.901%, 6–17–45 (B)	17,792	692
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.875%, 5–15–17	554	568
6.250%, 7–15–24	214	226
5.000%, 7–15–33	822	856
5.000%, 7–15–34	725	755
5.500%, 12–15–34	800	835
5.500%, 12–15–34	489	511
5.000%, 1–15–35	1,402	1,458
5.000%, 12–15–35	1,637	1,702
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 1, 7.214%, 2–15–25 (B)	186	198
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 2, 7.793%, 2–15–25	59	63
		83,839
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 56.38%		**$84,263**

(Cost: $82,683)

UNITED STATES GOVERNMENT OBLIGATIONS– 0.37%	Principal	Value
Treasury Obligations		
United States Treasury Notes, 4.500%, 3–31–12 (E)	$500	$ 549
(Cost: $514)		

SHORT-TERM SECURITIES		
Commercial Paper – 17.11%		
Abbott Laboratories, 0.320%, 4–14–09	3,000	3,000
Baxter International Inc., 0.330%, 4–9–09	5,000	4,999
Kraft Foods Inc., 0.700%, 4–28–09	2,000	1,999
Merck & Co., Inc., 0.250%, 4–20–09	4,000	3,999
PACCAR Financial Corp., 0.150%, 4–13–09	5,000	5,000
Wisconsin Electric Power Co., 0.150%, 4–1–09	6,574	6,574
		25,571
Master Note – 0.64%		
Toyota Motor Credit Corporation, 1.271%, 4–1–09 (B)	963	963
TOTAL SHORT-TERM SECURITIES – 17.75%		**$ 26,534**
(Cost: $26,534)		
TOTAL INVESTMENT SECURITIES – 112.57%		**$168,241**
(Cost: $226,803)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (12.57%)		**(18,791)**
NET ASSETS – 100.00%		**$149,450**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $6,700 or 4.48% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(C) Amount shown in principal column represents notional amount for computation of interest.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $9,938 or 6.65% of net assets.

(E) Securities serve as collateral for the following open futures contracts at March 31, 2009:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
30-yr U.S. Treasury Bond	Short	6–19–09	—*	$(9,598)	$(221)
10-yr U.S. Treasury Note	Short	6–19–09	—*	(6,700)	(222)
5-yr U.S. Treasury Note	Short	6–30–09	—*	(4,751)	(93)
				$(21,049)	$(536)

*Not shown due to rounding.

The following acronyms are used throughout this portfolio:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$226,891
Gross unrealized appreciation	3,129
Gross unrealized depreciation	(61,779)
Net unrealized appreciation	$ (58,650)

Industry and geographical classifications are unaudited.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Dividend Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
ASSETS						
Investments in unaffiliated securities at market value+	$197,097	$3,849	$125,312	$38,642	$ 170	$ 252
Investments in affiliated securities at market value+	—	—	—	—	41,420	89,467
Investments at Market Value	197,097	3,849	125,312	38,642	41,590	89,719
Cash	—	1	—	1	—	—
Investments sold receivable	—	13	354	13	—	—
Dividends and interest receivable	533	—*	66	127	—*	—*
Capital shares sold receivable	556	105	294	132	70	285
Receivable from affiliates	10	—	—	—	—	—*
Prepaid and other assets	32	2	34	27	10	13
Total Assets	198,228	3,970	126,060	38,942	41,670	90,017
LIABILITIES						
Investments purchased payable	—	193	494	49	81	186
Capital shares redeemed payable	232	48	165	35	56	185
Trustees' fees payable	8	—	13	8	1	1
Due to custodian	31	—	16	—	6	3
Distribution and service fees payable	80	1	45	20	—*	1
Shareholder servicing payable	92	1	102	37	16	24
Investment management fee payable	115	3	84	22	2	4
Accounting services fee payable	8	—	6	2	1	2
Written options at market value+	—	—	—	44	—	—
Other liabilities	52	—*	50	31	29	36
Total Liabilities	618	246	975	248	192	442
Total Net Assets	$197,610	$3,724	$125,085	$38,694	$41,478	$ 89,575
NET ASSETS						
Capital paid in (shares authorized - unlimited)	$274,510	$3,778	$171,977	$57,222	$84,723	$159,412
Undistributed (distributions in excess of) net investment income	17	—	(765)	58	20	(1)
Accumulated net realized loss	(31,935)	(9)	(34,297)	(8,015)	(17,199)	(14,619)
Net unrealized depreciation	(44,982)	(45)	(11,830)	(10,571)	(26,066)	(55,217)
Total Net Assets	$197,610	$3,724	$125,085	$38,694	$41,478	$ 89,575
CAPITAL SHARES OUTSTANDING:						
Class A	13,531	330	10,722	3,422	7,956	14,951
Class B	890	16	413	203	165	417
Class C	3,770	15	687	226	256	489
Class E	162	N/A	7	6	24	22
Class I	216	10	58	6	24	22
Class Y	1,491	10	825	34	45	48
NET ASSET VALUE PER SHARE:						
Class A	$9.86	$9.77	$9.87	$9.94	$4.90	$5.62
Class B	$9.79	$9.76	$9.29	$9.78	$4.86	$5.59
Class C	$9.81	$9.76	$9.45	$9.86	$4.87	$5.59
Class E	$9.84	N/A	$9.94	$9.95	$4.91	$5.62
Class I	$9.88	$9.77	$10.13	$9.95	$4.92	$5.63
Class Y	$9.87	$9.77	$10.05	$9.95	$4.91	$5.61
+COST						
Investments in unaffiliated securities at cost	$242,079	$3,894	$137,142	$49,255	$ 170	$ 252
Investments in affiliated securities at cost	—	—	—	—	67,486	144,684
Written options premiums received at cost	—	—	—	86	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
ASSETS						
Investments in unaffiliated securities at market value+	$ 258,318	$ 188,677	$ 188,920	$ 231,902	$ 129,431	$ 313,421
Investments in affiliated securities at market value+	—	—	—	—	—	1,290
Repurchase agreements (cost approximates market value)	29,252	—	—	—	—	—
Investments at Market Value	287,570	188,677	188,920	231,902	129,431	314,711
Cash	—	—	—	—	6	—
Cash denominated in foreign currencies at market value+	—	—	732	—	—	348
Unrealized appreciation on forward currency contracts	1,074	—	139	382	—	282
Investments sold receivable	449	76	822	1,787	5	846
Dividends and interest receivable	1,611	1,220	1,854	1,566	1,213	465
Capital shares sold receivable	193	184	378	766	58	518
Receivable from affiliates	15	—	5	7	2	—
Prepaid and other assets	26	19	34	26	22	58
Total Assets	290,938	190,176	192,884	236,436	130,737	317,228
LIABILITIES						
Investments purchased payable	7,928	2,737	22	773	2,119	658
Variation margin payable	—	—	—	—	—	586
Unrealized depreciation on forward currency contracts	3,626	—	1,741	—	241	—
Capital shares redeemed payable	512	395	314	386	119	453
Trustees' fees payable	57	35	15	14	44	22
Due to custodian	159	63	57	44	—	46
Distribution and service fees payable	129	80	76	81	69	104
Shareholder servicing payable	242	196	118	165	103	235
Investment management fee payable	230	153	109	160	90	245
Accounting services fee payable	8	8	8	8	6	9
Written options at market value+	—	—	—	—	—	1,058
Other liabilities	125	102	77	81	58	166
Total Liabilities	13,016	3,769	2,537	1,712	2,849	3,582
Total Net Assets	$ 277,922	$ 186,407	$ 190,347	$ 234,724	$ 127,888	$ 313,646
NET ASSETS						
Capital paid in (shares authorized - unlimited)	$ 447,158	$ 430,241	$ 314,941	$ 386,616	$ 392,759	$ 500,776
Undistributed (distributions in excess of) net investment income	37	(390)	220	170	12	(1,048)
Accumulated net realized loss	(85,031)	(163,921)	(23,604)	(96,488)	(233,419)	(88,655)
Net unrealized depreciation	(84,242)	(79,523)	(101,210)	(55,574)	(31,464)	(97,427)
Total Net Assets	$ 277,922	$ 186,407	$ 190,347	$ 234,724	$ 127,888	$ 313,646
CAPITAL SHARES OUTSTANDING:						
Class A	24,153	8,993	13,389	16,032	4,186	27,026
Class B	2,104	573	660	879	208	1,281
Class C	4,815	1,133	2,093	3,374	1,328	1,923
Class E	37	3	78	89	3	8
Class I	406	1,551	3,562	3,409	765	4,959
Class Y	999	124	134	1,145	93	441
Advisor Class	175	45	N/A	N/A	N/A	5
NET ASSET VALUE PER SHARE:						
Class A	$8.55	$15.08	$9.56	$9.54	$19.83	$8.86
Class B	$8.31	$14.50	$9.52	$8.77	$18.06	$7.83
Class C	$8.30	$14.55	$9.53	$8.76	$18.02	$8.01
Class E	$8.55	$15.08	$9.54	$9.59	$19.83	$8.90
Class I	$8.64	$15.09	$9.57	$9.58	$19.98	$9.00
Class Y	$8.58	$15.10	$9.57	$9.59	$19.86	$8.98
Advisor Class	$8.56	$15.22	N/A	N/A	N/A	$8.64
+COST						
Investments in unaffiliated securities at cost	$ 339,957	$ 268,147	$ 288,448	$ 287,839	$ 160,677	$ 409,273
Investments in affiliated securities at cost	—	—	—	—	—	3,304
Cash denominated in foreign currencies at cost	—	—	718	—	—	341
Written options premiums received at cost	—	—	—	—	—	1,226

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund	Ivy Mortgage Securities Fund
ASSETS						
Investments in unaffiliated securities at market value+	$ 158,264	$2,773,634	$ 162,671	$ 132,810	$62,863	$ 168,241
Investments in affiliated securities at market value+	—	48,160	—	—	—	—
Investments at Market Value	158,264	2,821,794	162,671	132,810	62,863	168,241
Cash	—	—	—	500	—	—
Cash denominated in foreign currencies at market value+	—	—*	—	—	—	—
Unrealized appreciation on forward currency contracts	—	102	—	—	623	—
Investments sold receivable	1,639	8,259	696	1,080	583	3,099
Dividends and interest receivable	430	7,135	1,086	933	885	921
Capital shares sold receivable	934	20,871	641	380	520	133
Variation margin receivable	—	—	—	34	—	—
Receivable from affiliates	—	292	4	3	129	1
Prepaid and other assets	41	73	42	30	29	30
Total Assets	161,308	2,858,526	165,140	135,770	65,632	172,425
LIABILITIES						
Investments purchased payable	998	11,674	—	18,318	966	21,943
Variation margin payable	—	—	—	67	—	83
Unrealized depreciation on forward currency contracts	—	2,184	—	—	25	—
Capital shares redeemed payable	401	4,753	278	256	114	403
Distributions payable	—	—	—	19	—	40
Trustees' fees payable	11	273	38	6	—*	24
Due to custodian	39	2,287	20	—	2	118
Distribution and service fees payable	79	1,474	49	54	20	68
Shareholder servicing payable	45	2,762	194	47	19	129
Investment management fee payable	95	1,961	125	51	33	64
Accounting services fee payable	6	23	6	6	4	6
Other liabilities	35	963	89	66	46	97
Total Liabilities	1,709	28,354	799	18,890	1,229	22,975
Total Net Assets	$ 159,599	$2,830,172	$ 164,341	$ 116,880	$64,403	$ 149,450
NET ASSETS						
Capital paid in (shares authorized - unlimited)	$ 172,163	$6,465,191	$ 355,009	$ 136,336	$66,843	$ 232,521
Undistributed (distributions in excess of) net investment income	56	867	1,996	—	(189)	—
Accumulated net realized loss	(12,068)	(2,239,199)	(68,228)	(5,606)	(350)	(23,973)
Net unrealized depreciation	(552)	(1,396,687)	(124,436)	(13,850)	(1,901)	(59,098)
Total Net Assets	$ 159,599	$2,830,172	$ 164,341	$ 116,880	$64,403	$ 149,450
CAPITAL SHARES OUTSTANDING:						
Class A	5,261	147,814	12,000	11,170	3,472	17,119
Class B	334	11,597	513	381	632	603
Class C	3,750	55,193	636	1,474	1,361	1,099
Class E	7	211	30	134	N/A	35
Class I	11	20,689	67	20	541	29
Class R	N/A	2,001	18	N/A	N/A	N/A
Class Y	2,915	24,909	6,523	160	857	450
Advisor Class	N/A	14	N/A	N/A	N/A	N/A
NET ASSET VALUE PER SHARE:						
Class A	$13.01	$11.08	$8.31	$8.76	$9.39	$7.73
Class B	$12.97	$10.08	$8.24	$8.76	$9.38	$7.73
Class C	$12.98	$9.75	$8.26	$8.76	$9.38	$7.73
Class E	$13.02	$11.16	$8.32	$8.76	N/A	$7.73
Class I	$13.01	$11.22	$8.34	$8.76	$9.39	$7.73
Class R	N/A	$11.02	$8.31	N/A	N/A	N/A
Class Y	$13.01	$11.17	$8.31	$8.76	$9.39	$7.73
Advisor Class	N/A	$10.95	N/A	N/A	N/A	N/A
+COST						
Investments in unaffiliated securities at cost	$ 158,816	$4,112,047	$ 287,107	$ 146,706	$65,357	$ 226,803
Investments in affiliated securities at cost	—	103,752	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund	Ivy Micro Cap Growth Fund[1]	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/Pacific Fund	Ivy Managed International Opportunities Fund
INVESTMENT INCOME						
Dividends	$ 4,880	$ —*	$ 1,542	$ 1,422	$ —	$ —
Dividends from affiliated mutual funds	—	—	—	—	1,668	3,647
Foreign dividend withholding tax	(17)	—	—	(5)	—	—
Interest and amortization	271	—*	242	46	2	5
Total Investment Income	5,134	—*	1,784	1,463	1,670	3,652
EXPENSES						
Investment management fee	1,493	3	1,096	369	26	53
Distribution and service fees:						
Class A	373	1	265	116	121	249
Class B	97	—*	47	31	11	32
Class C	318	—*	71	30	18	35
Class E	5	N/A	—*	—*	—*	—*
Class Y	49	—*	27	1	1	1
Shareholder servicing:						
Class A	467	2	659	250	70	100
Class B	57	—*	46	32	4	6
Class C	87	—*	46	23	3	5
Class E	23	N/A	—*	—*	—*	—*
Class I	1	—*	1	—*	—*	—*
Class Y	32	—*	17	1	—*	1
Registration fees	89	1	78	66	72	76
Custodian fees	13	—*	13	8	4	4
Trustees' fees	3	—	(2)	(2)	1	3
Accounting services fee	90	—	67	38	21	34
Legal fees	3	—*	8	1	1	3
Audit fees	12	—	17	11	10	10
Other	76	2	76	39	35	48
Total Expenses	3,288	9	2,532	1,014	398	660
Less:						
Expenses in excess of limit	(13)	—	—	—	—	—*
Total Net Expenses	3,275	9	2,532	1,014	398	660
Net Investment Income (Loss)	1,859	(9)	(748)	449	1,272	2,992
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(28,939)	(9)	(22,708)	(5,673)	—	—
Investments in affiliated mutual funds	—	—	—	—	(21,031)	(18,431)
Capital gain distributions from affiliates	—	—	—	—	4,914	4,787
Written options	—	—	340	267	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(74,397)	(45)	(11,150)	(17,976)	—	—
Investments in affiliated mutual funds	—	—	—	—	(16,293)	(46,544)
Written options	—	—	—	31	—	—
Net Realized and Unrealized Loss	(103,336)	(54)	(33,518)	(23,351)	(32,410)	(60,188)
Net Decrease in Net Assets Resulting from Operations	$(101,477)	$(63)	$(34,266)	$(22,902)	$(31,138)	$(57,196)

*Not shown due to rounding.

(1)For the period from February 17, 2009 (commencement of operations) through March 31, 2009.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
INVESTMENT INCOME						
Dividends	$ 14,440	$ 22,577	$ 8,348	$ 9,080	$ 5,302	$ 9,882
Foreign dividend withholding tax	(1,453)	(1,400)	(917)	(725)	(455)	(564)
Interest and amortization	193	253	3,972	475	239	230
Foreign interest withholding tax	—	—	(132)	—	—	—
Total Investment Income	13,180	21,430	11,271	8,830	5,086	9,548
EXPENSES						
Investment management fee	4,249	3,480	2,037	2,442	1,627	4,156
Distribution and service fees:						
Class A	805	654	496	493	260	848
Class B	271	200	103	122	68	145
Class C	661	355	332	393	382	251
Class E	1	—*	2	3	—*	—*
Class Y	20	8	6	27	7	13
Shareholder servicing:						
Class A	1,436	1,287	679	786	379	1,634
Class B	159	124	57	67	38	123
Class C	201	134	88	117	181	126
Class E	5	—*	11	15	—*	—*
Class I	4	70	70	41	30	55
Class Y	13	6	5	18	5	8
Advisor Class	1	3	N/A	N/A	N/A	—*
Registration fees	90	84	83	93	75	94
Custodian fees	97	123	132	74	144	354
Trustees' fees	(13)	(5)	2	3	(13)	3
Accounting services fee	132	123	109	103	82	130
Legal fees	5	5	5	5	2	6
Audit fees	23	23	21	19	19	23
Other	210	179	113	108	81	207
Total Expenses	8,370	6,853	4,351	4,929	3,367	8,176
Less:						
Expenses in excess of limit	(28)	—	(7)	(9)	(2)	—
Total Net Expenses	8,342	6,853	4,344	4,920	3,365	8,176
Net Investment Income	4,838	14,577	6,927	3,910	1,721	1,372
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(91,043)	(163,223)	(21,539)	(95,542)	(38,922)	(84,766)
Written options	—	—	—	—	—	2,556
Forward foreign currency contracts	31,172	—	2,201	(115)	(136)	1,929
Foreign currency exchange transactions	(2,796)	(762)	2,198	(318)	(191)	(2,764)
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(115,938)	(93,235)	(116,534)	(64,491)[1]	(72,824)	(139,938)
Investments in affiliated securities	—	—	—	—	—	(1,851)
Futures contracts	—	—	—	—	—	(38)
Written options	—	—	—	—	—	168
Forward foreign currency contracts	4,673	—	(4,424)	44	(573)	255
Foreign currency exchange transactions	(209)	(104)	(220)	(48)	(86)	(359)
Net Realized and Unrealized Loss	(174,141)	(257,324)	(138,318)	(160,470)	(112,732)	(224,808)
Net Decrease in Net Assets Resulting from Operations	$(169,303)	$(242,747)	$(131,391)	$(156,560)	$(111,011)	$(223,436)

*Not shown due to rounding.

(1)Net of India deferred tax liability of $5.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund[1]	Ivy Mortgage Securities Fund
INVESTMENT INCOME						
Dividends	$ 2,018	$ 82,563	$ 12,301	$ 29	$ —	$ —
Foreign dividend withholding tax	(8)	(6,571)	(18)	—	—	—
Interest and amortization	1,356	1,858	349	5,842	1,500	12,682
Foreign interest withholding tax	—	(70)	—	—	(5)	—
Total Investment Income	3,366	77,780	12,632	5,871	1,495	12,682
EXPENSES						
Investment management fee	951	46,083	2,952	601	249	1,127
Distribution and service fees:						
Class A	177	8,817	520	253	42	494
Class B	34	2,352	101	32	48	80
Class C	264	11,833	112	84	78	132
Class E	—*	7	1	3	N/A	1
Class R	N/A	123	1	N/A	N/A	N/A
Class Y	87	1,450	242	1	15	16
Shareholder servicing:						
Class A	181	9,299	1,344	284	41	783
Class B	14	730	112	27	5	54
Class C	32	2,676	83	29	9	50
Class E	—*	44	8	8	N/A	3
Class I	—*	257	2	—*	7	—*
Class R	N/A	50	—*	N/A	N/A	N/A
Class Y	54	977	145	1	9	10
Advisor Class	N/A	—*	N/A	N/A	N/A	N/A
Registration fees	72	212	96	74	90	76
Custodian fees	14	1,577	24	24	19	32
Trustees' fees	—*	48	(6)	1	1	(4)
Accounting services fee	69	274	114	66	31	88
Legal fees	2	81	4	2	6	4
Audit fees	11	32	22	11	—*	23
Other	35	1,970	150	47	25	113
Total Expenses	1,997	88,892	6,027	1,548	675	3,082
Less:						
Expenses in excess of limit	—	(503)	(5)	(4)	(192)	(1)
Total Net Expenses	1,997	88,389	6,022	1,544	483	3,081
Net Investment Income (Loss)	1,369	(10,609)	6,610	4,327	1,012	9,601
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	(11,256)	(2,282,623)	(61,951)	(4,615)	(71)	(15,236)
Futures contracts	—	—	—	(147)	—	(3,311)
Written options	—	8,038	—	—	—	—
Forward foreign currency contracts	—	99,064	—	—	384	—
Foreign currency exchange transactions	—	(5,920)	—	—	(469)	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(19,988)	(2,466,322)	(180,131)	(8,425)	(2,495)	(28,819)
Investments in affiliated securities	—	(42,438)	—	—	—	—
Futures contracts	—	—	—	170	—	1,088
Forward foreign currency contracts	—	(2,344)	—	—	598	—
Foreign currency exchange transactions	—	(603)	—	—	(3)	—
Net Realized and Unrealized Loss	(31,244)	(4,693,148)	(242,082)	(13,017)	(2,056)	(46,278)
Net Decrease in Net Assets Resulting from Operations	$(29,875)	$(4,703,757)	$(235,472)	$ (8,690)	$(1,044)	$(36,677)

*Not shown due to rounding.

(1)For the period from April 4, 2008 (commencement of operations) through March 31, 2009.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund Fiscal year ended		Ivy Micro Cap Growth Fund Fiscal year ended	Ivy Small Cap Value Fund Fiscal year ended	
	3-31-09	3-31-08	3-31-09[1]	3-31-09	3-31-08
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income (loss)	$ 1,859	$ 1,086	$ (9)	$ (748)	$ (1,085)
Net realized loss on investments	(28,939)	(2,385)	(9)	(22,368)	(9,224)
Net change in unrealized appreciation (depreciation)	(74,397)	4,858	(45)	(11,150)	(14,609)
Net Increase (Decrease) in Net Assets Resulting from Operations	(101,477)	3,559	(63)	(34,266)	(24,918)
Distributions to Shareholders From:					
Net investment income:					
Class A	(1,466)	(1,106)	—	—	—
Class B	—	(14)	—	—	—
Class C	(113)	(53)	—	—	—
Class E	(14)	(3)	—	—	—
Class I	(24)	(2)	—	—	—
Class Y	(216)	(66)	—	—	—
Net realized gains:					
Class A	—	(1,516)	—	—	(6,914)
Class B	—	(126)	—	—	(343)
Class C	—	(259)	—	—	(513)
Class E	—	(19)	—	—	(6)
Class I	—	(1)	—	—	(31)
Class Y	—	(95)	—	—	(939)
Total Distributions to Shareholders	(1,833)	(3,260)	—	—	(8,746)
Capital Share Transactions	103,758	57,974	3,787	27,436	2,515
Net Increase (Decrease) in Net Assets	448	58,273	3,724	(6,830)	(31,149)
Net Assets, Beginning of Period	197,162	138,889	—	131,915	163,064
Net Assets, End of Period	$ 197,610	$197,162	$3,724	$125,085	$131,915
Undistributed (distributions in excess of) net investment income	$ 17	$ (9)	$ —	$ (765)	$ (17)

(1)For the period from February 17, 2009 (commencement of operations) through March 31, 2009.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Value Fund		Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund	
	Fiscal year ended		Fiscal year ended		Fiscal year ended	
	3-31-09	3-31-08	3-31-09	3-31-08[1]	3-31-09[2]	3-31-08[1]
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 449	$ 434	$ 1,272	$ 2,037	$ 2,992	$ 2,574
Net realized gain (loss) on investments	(5,406)	1,656	(16,117)	2,549	(13,644)	2,172
Net change in unrealized depreciation	(17,945)	(10,152)	(16,293)	(9,773)	(46,544)	(8,673)
Net Decrease in Net Assets Resulting from Operations	**(22,902)**	**(8,062)**	**(31,138)**	**(5,187)**	**(57,196)**	**(3,927)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(399)	(458)	(2,182)	(1,962)	(4,021)	(2,299)
Class B	—	—	(38)	(50)	(91)	(67)
Class C	—	—	(62)	(92)	(115)	(75)
Class E	(1)	(1)	(7)	(11)	(6)	(7)
Class I	(1)	(1)	(7)	(11)	(7)	(7)
Class Y	(5)	(3)	(12)	(13)	(13)	(13)
Net realized gains:						
Class A	—	(4,876)	(2,320)	—	(2,030)	—
Class B	—	(372)	(50)	—	(58)	—
Class C	—	(322)	(78)	—	(72)	—
Class E	—	(7)	(7)	—	(3)	—
Class I	—	(7)	(7)	—	(3)	—
Class Y	—	(19)	(12)	—	(7)	—
Total Distributions to Shareholders	**(406)**	**(6,066)**	**(4,782)**	**(2,139)**	**(6,426)**	**(2,468)**
Capital Share Transactions	**(3,475)**	**(4,139)**	**19,299**	**65,425**	**44,889**	**114,703**
Net Increase (Decrease) in Net Assets	(26,783)	(18,267)	(16,621)	58,099	(18,733)	108,308
Net Assets, Beginning of Period	65,477	83,744	58,099	—	108,308	—
Net Assets, End of Period	**$ 38,694**	**$ 65,477**	**$ 41,478**	**$58,099**	**$ 89,575**	**$108,308**
Undistributed (distributions in excess of) net investment income	$ 58	$ 15	$ 20	$ —*	$ (1)	$ 106

*Not shown due to rounding.

(1)For the period from April 2, 2007 (commencement of operations) through March 31, 2008.

(2)Distributions from net investment income include $181 of return of capital.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cundill Global Value Fund Fiscal year ended 3-31-09	Ivy Cundill Global Value Fund Fiscal year ended 3-31-08	Ivy European Opportunities Fund Fiscal year ended 3-31-09	Ivy European Opportunities Fund Fiscal year ended 3-31-08	Ivy International Balanced Fund Fiscal year ended 3-31-09	Ivy International Balanced Fund Fiscal year ended 3-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,838	$ 7,346	$ 14,577	$ 7,608	$ 6,927	$ 6,571
Net realized gain (loss) on investments	(62,667)	5,194	(163,985)	65,885	(17,140)	17,757
Net change in unrealized depreciation	(111,474)	(113,157)	(93,339)	(105,031)	(121,178)	(18,023)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(169,303)**	**(100,617)**	**(242,747)**	**(31,538)**	**(131,391)**	**6,305**
Distributions to Shareholders From:						
Net investment income:						
Class A	(716)	(6,280)	(10,436)	(5,178)	(8,560)	(8,021)
Class B	—	(120)	(583)	(201)	(377)	(300)
Class C	—*	(749)	(1,161)	(324)	(1,252)	(979)
Class E	—	(3)	(4)	(1)	(35)	(12)
Class I	(43)	(29)	(2,572)	(656)	(2,276)	(888)
Class Y	(88)	(154)	(140)	(73)	(91)	(66)
Advisor Class	(18)	(46)	(53)	(34)	—	—
Class II	NA	—	NA	NA	NA	NA
Net realized gains:						
Class A	(58)	(45,728)	(12,966)	(41,414)	(6,552)	(6,161)
Class B	—	(4,026)	(947)	(5,059)	(344)	(324)
Class C	—*	(12,421)	(1,754)	(6,646)	(1,129)	(1,037)
Class E	—	(31)	(4)	(10)	(33)	(13)
Class I	(1)	(159)	(2,786)	(3,916)	(1,961)	(766)
Class Y	(2)	(834)	(162)	(521)	(66)	(51)
Advisor Class	—*	(233)	(58)	(201)	—	—
Class II	NA	—	NA	NA	NA	NA
Tax return of capital:						
Class A	—	—	(190)	—	—	—
Class B	—	—	(14)	—	—	—
Class C	—	—	(26)	—	—	—
Class E	—	—	—*	—	—	—
Class I	—	—	(41)	—	—	—
Class Y	—	—	(2)	—	—	—
Advisor Class	—	—	(1)	—	—	—
Total Distributions to Shareholders	**(926)**	**(70,813)**	**(33,900)**	**(64,234)**	**(22,676)**	**(18,618)**
Capital Share Transactions	**(142,877)**	**(235,499)**	**(79,657)**	**123,754**	**(20,253)**	**98,036**
Net Increase (Decrease) in Net Assets	(313,106)	(406,929)	(356,304)	27,982	(174,320)	85,723
Net Assets, Beginning of Period	591,028	997,957	542,711	514,729	364,667	278,944
Net Assets, End of Period	**$ 277,922**	**$ 591,028**	**$ 186,407**	**$ 542,711**	**$ 190,347**	**$364,667**
Undistributed (distributions in excess of) net investment income	$ 37	$ (1,139)	$ (390)	$ (57)	$ 220	$ 3,686

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy International Core Equity Fund Fiscal year ended		Ivy International Growth Fund Fiscal year ended		Ivy Pacific Opportunities Fund Fiscal year ended	
	3-31-09	3-31-08	3-31-09	3-31-08	3-31-09	3-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,910	$ 1,391	$ 1,721	$ 188	$ 1,372	$ (983)
Net realized gain (loss) on investments	(95,975)	19,374	(39,249)	26,773	(83,045)	89,854
Net change in unrealized depreciation	(64,495)	(12,793)	(73,483)	(16,069)	(141,763)	(36,653)
Net Increase (Decrease) in Net Assets Resulting from Operations	(156,560)	7,972	(111,011)	10,892	(223,436)	52,218
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,871)	(976)	(1,147)	(320)	—	(1,229)
Class B	(63)	—	(8)	—	—	—
Class C	(324)	—	(79)	—	—	—
Class E	(8)	(1)	(1)	—*	—	(1)
Class I	(732)	(142)	(269)	(76)	—	(212)
Class Y	(182)	(36)	(24)	(5)	—	(34)
Advisor Class	—	—	—	—	—	(1)
Class II	NA	NA	NA	(1)	NA	NA
Net realized gains:						
Class A	(4,958)	(16,690)	—	—	(42,553)	(50,174)
Class B	(314)	(1,367)	—	—	(1,951)	(2,457)
Class C	(1,101)	(3,600)	—	—	(3,180)	(4,433)
Class E	(27)	(71)	—	—	(12)	(12)
Class I	(940)	(1,288)	—	—	(5,050)	(3,011)
Class Y	(279)	(471)	—	—	(682)	(815)
Advisor Class	—	—	—	—	(8)	(11)
Class II	NA	NA	NA	—	NA	NA
Total Distributions to Shareholders	(11,799)	(24,642)	(1,528)	(402)	(53,436)	(62,390)
Capital Share Transactions	85,924	118,394	(9,855)	1,559	15,258	148,302
Net Increase (Decrease) in Net Assets	(82,435)	101,724	(122,394)	12,049	(261,614)	138,130
Net Assets, Beginning of Period	317,159	215,435	250,282	238,233	575,260	437,130
Net Assets, End of Period	$ 234,724	$317,159	$ 127,888	$250,282	$ 313,646	$575,260
Undistributed (distributions in excess of) net investment income	$ 170	$ 525	$ 12	$ 13	$ (1,048)	$ (924)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Balanced Fund		Ivy Global Natural Resources Fund		Ivy Real Estate Securities Fund	
	Fiscal year ended		Fiscal year ended		Fiscal year ended	
	3-31-09	3-31-08	3-31-09	3-31-08	3-31-09	3-31-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,369	$ 1,116	$ (10,609)	$ (3,673)	$ 6,610	$ 4,203
Net realized gain (loss) on investments	(11,256)	1,341	(2,181,441)	1,263,117	(61,951)	15,420
Net change in unrealized appreciation (depreciation)	(19,988)	4,030	(2,511,707)	170,936	(180,131)	(134,861)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(29,875)**	**6,487**	**(4,703,757)**	**1,430,380**	**(235,472)**	**(115,238)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(760)	(740)	(2,745)	(65,248)	(3,439)	(1,960)
Class B	(6)	(7)	—	(695)	(35)	(8)
Class C	(113)	(15)	—	(7,927)	(83)	(17)
Class E	(1)	(1)	—	(18)	(6)	(1)
Class I	(4)	(2)	(423)	(846)	(26)	(15)
Class R	—	—	—	(226)	(4)	(1)
Class Y	(419)	(353)	(341)	(11,854)	(2,153)	(1,363)
Advisor Class	—	—	—*	(7)	—	—
Net realized gains:						
Class A	—	(1,854)	(458,956)	(404,076)	(83)	(25,382)
Class B	—	(85)	(36,369)	(30,582)	—*	(1,303)
Class C	—	(100)	(170,204)	(149,863)	(7)	(1,366)
Class E	—	(3)	(576)	(168)	—*	(35)
Class I	—	(3)	(41,826)	(3,528)	(1)	(120)
Class R	—	—	(4,885)	(1,246)	—*	(14)
Class Y	—	(794)	(72,901)	(56,028)	(38)	(12,133)
Advisor Class	—	—	(41)	(30)	—	—
Total Distributions to Shareholders	**(1,303)**	**(3,957)**	**(789,267)**	**(732,342)**	**(5,875)**	**(43,718)**
Capital Share Transactions	94,080	827	149,426	2,390,679	5,461	(148,593)
Net Increase (Decrease) in Net Assets	62,902	3,357	(5,343,598)	3,088,717	(235,886)	(307,549)
Net Assets, Beginning of Period	96,697	93,340	8,173,770	5,085,053	400,227	707,776
Net Assets, End of Period	**$159,599**	**$96,697**	**$ 2,830,172**	**$8,173,770**	**$ 164,341**	**$ 400,227**
Undistributed (distributions in excess of) net investment income	$ 56	$ 24	$ 867	$ (86,577)	$ 1,996	$ 1,132

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Bond Fund Fiscal year ended 3-31-09	Ivy Bond Fund Fiscal year ended 3-31-08	Ivy Global Bond Fund Fiscal year ended 3-31-09[(1)]	Ivy Mortgage Securities Fund Fiscal year ended 3-31-09	Ivy Mortgage Securities Fund Fiscal year ended 3-31-08
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income	$ 4,327	$ 3,918	$ 1,012	$ 9,601	$ 15,552
Net realized loss on investments	(4,762)	(22)	(156)	(18,547)	(2,257)
Net change in unrealized depreciation	(8,255)	(5,552)	(1,900)	(27,731)	(27,857)
Net Decrease in Net Assets Resulting from Operations	**(8,690)**	**(1,656)**	**(1,044)**	**(36,677)**	**(14,562)**
Distributions to Shareholders From:					
Net investment income:					
Class A	(4,133)	(3,640)	(407)	(10,499)	(13,698)
Class B	(86)	(75)	(46)	(342)	(468)
Class C	(270)	(177)	(91)	(606)	(759)
Class E	(40)	(18)	—	(15)	(9)
Class I	(8)	(8)	(87)	(14)	(13)
Class Y	(24)	—*	(103)	(354)	(605)
Net realized gains:					
Class A	—	—	(330)	—	—
Class B	—	—	(65)	—	—
Class C	—	—	(126)	—	—
Class E	—	—	—	—	—
Class I	—	—	(61)	—	—
Class Y	—	—	(80)	—	—
Total Distributions to Shareholders	**(4,561)**	**(3,918)**	**(1,396)**	**(11,830)**	**(15,552)**
Capital Share Transactions	**26,689**	**38,841**	**66,843**	**(95,038)**	**1,606**
Net Increase (Decrease) in Net Assets	13,438	33,267	64,403	(143,545)	(28,508)
Net Assets, Beginning of Period	103,442	70,175	—	292,995	321,503
Net Assets, End of Period	$116,880	$103,442	$64,403	$ 149,450	$292,995
Distributions in excess of net investment income	$ —	$ —	$ (189)	$ —	$ —

*Not shown due to rounding.

(1)For the period from April 4, 2008 (commencement of operations) through March 31, 2009.

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$16.05	$ 0.12[1]	$(6.19)[1]	$(6.07)	$(0.12)	$ —	$(0.12)
Fiscal year ended 3-31-2008	15.70	0.13[1]	0.54[1]	0.67	(0.14)	(0.18)	(0.32)
Fiscal year ended 3-31-2007	14.41	0.17[1]	1.49[1]	1.66	(0.18)	(0.19)	(0.37)
Fiscal year ended 3-31-2006	12.13	0.12[1]	2.30[1]	2.42	(0.11)	(0.03)	(0.14)
Fiscal year ended 3-31-2005	11.07	0.09	1.10	1.19	(0.09)	(0.04)	(0.13)
Class B Shares							
Fiscal year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Fiscal year ended 3-31-2008	15.63	(0.03)	0.53	0.50	(0.02)	(0.18)	(0.20)
Fiscal year ended 3-31-2007	14.34	0.05	1.47	1.52	(0.04)	(0.19)	(0.23)
Fiscal year ended 3-31-2006	12.09	0.01	2.28	2.29	(0.01)	(0.03)	(0.04)
Fiscal year ended 3-31-2005	11.05	0.02	1.06	1.08	—	(0.04)	(0.04)
Class C Shares							
Fiscal year ended 3-31-2009	15.95	0.03[1]	(6.14)[1]	(6.11)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	15.63	0.00	0.54	0.54	(0.04)	(0.18)	(0.22)
Fiscal year ended 3-31-2007	14.34	0.07	1.47	1.54	(0.06)	(0.19)	(0.25)
Fiscal year ended 3-31-2006	12.09	0.01	2.28	2.29	(0.01)	(0.03)	(0.04)
Fiscal year ended 3-31-2005	11.05	0.01	1.07	1.08	—	(0.04)	(0.04)
Class E Shares							
Fiscal year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Fiscal year ended 3-31-2008[3]	15.76	(0.01)[1]	0.51[1]	0.50	(0.07)	(0.18)	(0.25)
Class I Shares							
Fiscal year ended 3-31-2009	16.07	0.08[1]	(6.10)[1]	(6.02)	(0.17)	—	(0.17)
Fiscal year ended 3-31-2008[3]	15.76	0.20	0.47	0.67	(0.18)	(0.18)	(0.36)
Class Y Shares							
Fiscal year ended 3-31-2009	16.06	0.14[1]	(6.19)[1]	(6.05)	(0.14)	—	(0.14)
Fiscal year ended 3-31-2008	15.70	0.14[1]	0.55[1]	0.69	(0.15)	(0.18)	(0.33)
Fiscal year ended 3-31-2007	14.41	0.12[1]	1.55[1]	1.67	(0.19)	(0.19)	(0.38)
Fiscal year ended 3-31-2006	12.13	0.15[1]	2.29[1]	2.44	(0.13)	(0.03)	(0.16)
Fiscal year ended 3-31-2005	11.07	0.11	1.10	1.21	(0.11)	(0.04)	(0.15)

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

(3)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(4)For the fiscal year ended March 31, 2008.

(5)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 9.86	-37.92%[2]	$133	1.40%	1.00%	—%	—%	30%
Fiscal year ended 3-31-2008	16.05	4.10%[2]	148	1.37%	0.77%	—%	—%	30%
Fiscal year ended 3-31-2007	15.70	11.57%[2]	107	1.38%	1.16%	—%	—%	24%
Fiscal year ended 3-31-2006	14.41	19.99%[2]	61	1.45%	0.92%	—%	—%	15%
Fiscal year ended 3-31-2005	12.13	10.78%[2]	32	1.59%	0.94%	—%	—%	32%
Class B Shares								
Fiscal year ended 3-31-2009	9.79	-38.54%	9	2.43%	-0.04%	—%	—%	30%
Fiscal year ended 3-31-2008	15.93	3.09%	11	2.34%	-0.16%	—%	—%	30%
Fiscal year ended 3-31-2007	15.63	10.63%	10	2.30%	0.29%	—%	—%	24%
Fiscal year ended 3-31-2006	14.34	18.94%	7	2.32%	0.03%	—%	—%	15%
Fiscal year ended 3-31-2005	12.09	9.76%	6	2.44%	0.11%	—%	—%	32%
Class C Shares								
Fiscal year ended 3-31-2009	9.81	-38.33%	37	2.11%	0.39%	—%	—%	30%
Fiscal year ended 3-31-2008	15.95	3.32%	24	2.15%	0.00%	—%	—%	30%
Fiscal year ended 3-31-2007	15.63	10.74%	19	2.17%	0.42%	—%	—%	24%
Fiscal year ended 3-31-2006	14.34	18.95%	14	2.27%	0.08%	—%	—%	15%
Fiscal year ended 3-31-2005	12.09	9.76%	10	2.42%	0.10%	—%	—%	32%
Class E Shares								
Fiscal year ended 3-31-2009	9.84	-37.98%[2]	2	1.60%	0.78%	2.27%	0.11%	30%
Fiscal year ended 3-31-2008[3]	16.01	3.01%[2]	2	2.17%[5]	-0.18%[5]	—%	—%	30%[4]
Class I Shares								
Fiscal year ended 3-31-2009	9.88	-37.60%	2	0.99%	1.75%	—%	—%	30%
Fiscal year ended 3-31-2008[3]	16.07	4.08%	—*	1.00%[5]	1.17%[5]	—%	—%	30%[4]
Class Y Shares								
Fiscal year ended 3-31-2009	9.87	-37.79%	15	1.24%	1.08%	—%	—%	30%
Fiscal year ended 3-31-2008	16.06	4.23%	12	1.26%	0.78%	—%	—%	30%
Fiscal year ended 3-31-2007	15.70	11.65%	3	1.29%	0.92%	—%	—%	24%
Fiscal year ended 3-31-2006	14.41	20.14%	1	1.34%	1.03%	—%	—%	15%
Fiscal year ended 3-31-2005	12.13	10.94%	1	1.44%	1.09%	—%	—%	32%

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009[1]	$10.00	$(0.02)	$(0.21)	$(0.23)	$ —	$ —	$ —
Class B Shares							
Fiscal year ended 3-31-2009[1]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009[1]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Fiscal year ended 3-31-2009[1]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class Y Shares							
Fiscal year ended 3-31-2009[1]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

*Not shown due to rounding.

(1)For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

(2)Total return calculated without taking into account the sales load deducted on an initial purchase.

(3)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009[1]	$9.77	-2.30%[2]	$3	2.55%[3]	-2.38%[3]	—%	—%	5%
Class B Shares								
Fiscal year ended 3-31-2009[1]	9.76	-2.40%	—*	3.49%[3]	-3.32%[3]	—%	—%	5%
Class C Shares								
Fiscal year ended 3-31-2009[1]	9.76	-2.40%	—*	3.24%[3]	-3.07%[3]	—%	—%	5%
Class I Shares								
Fiscal year ended 3-31-2009[1]	9.77	-2.30%	—*	1.97%[3]	-1.80%[3]	—%	—%	5%
Class Y Shares								
Fiscal year ended 3-31-2009[1]	9.77	-2.30%	—*	2.21%[3]	-2.03%[3]	—%	—%	5%

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$12.96	$(0.06)	$(3.03)	$(3.09)	$ —	$ —	$ —
Fiscal year ended 3-31-2008	16.22	(0.10)	(2.28)	(2.38)	—	(0.88)	(0.88)
Fiscal year ended 3-31-2007	16.24	(0.03)	1.35	1.32	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.88	(0.11)	2.62	2.51	—	(3.15)	(3.15)
Fiscal year ended 3-31-2005	16.68	(0.13)	1.52	1.39	—	(1.19)	(1.19)
Class B Shares							
Fiscal year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Fiscal year ended 3-31-2008	15.48	(0.35)	(2.08)	(2.43)	—	(0.71)	(0.71)
Fiscal year ended 3-31-2007	15.72	(0.14)	1.24	1.10	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.59	(0.25)	2.53	2.28	—	(3.15)	(3.15)
Fiscal year ended 3-31-2005	16.61	(0.23)	1.40	1.17	—	(1.19)	(1.19)
Class C Shares							
Fiscal year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Fiscal year ended 3-31-2008	15.69	(0.28)	(2.14)	(2.42)	—	(0.76)	(0.76)
Fiscal year ended 3-31-2007	15.87	(0.12)	1.28	1.16	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.67	(0.21)	2.56	2.35	—	(3.15)	(3.15)
Fiscal year ended 3-31-2005	16.63	(0.19)	1.42	1.23	—	(1.19)	(1.19)
Class E Shares[2]							
Fiscal year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Fiscal year ended 3-31-2008[3]	16.23	(0.02)	(2.30)	(2.32)	—	(0.93)	(0.93)
Class I Shares							
Fiscal year ended 3-31-2009	13.20	0.02[6]	(3.09)[6]	(3.07)	—	—	—
Fiscal year ended 3-31-2008[3]	16.43	(0.01)	(2.26)	(2.27)	—	(0.96)	(0.96)
Class Y Shares							
Fiscal year ended 3-31-2009	13.13	(0.01)[6]	(3.07)[6]	(3.08)	—	—	—
Fiscal year ended 3-31-2008	16.42	(0.04)[6]	(2.32)[6]	(2.36)	—	(0.93)	(0.93)
Fiscal year ended 3-31-2007	16.36	0.03	1.37	1.40	—	(1.34)	(1.34)
Fiscal year ended 3-31-2006	16.92	(0.06)	2.65	2.59	—	(3.15)	(3.15)
Fiscal year ended 3-31-2005	16.68	(0.10)	1.53	1.43	—	(1.19)	(1.19)

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

(2) Class is closed to investment.

(3) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(4) For the fiscal year ended March 31, 2008.

(5) Annualized.

(6) Based on average weekly shares outstanding.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 9.87	-23.84%[1]	$106	1.93%	-0.54%	—%	—%	101%
Fiscal year ended 3-31-2008	12.96	-15.19%[1]	104	1.76%	-0.63%	—%	—%	118%
Fiscal year ended 3-31-2007	16.22	8.26%[1]	121	1.74%	-0.24%	—%	—%	123%
Fiscal year ended 3-31-2006	16.24	16.44%[1]	86	1.80%	-0.76%	—%	—%	157%
Fiscal year ended 3-31-2005	16.88	8.23%[1]	66	1.76%	-0.79%	—%	—%	124%
Class B Shares								
Fiscal year ended 3-31-2009	9.29	-24.72%	4	3.04%	-1.67%	—%	—%	101%
Fiscal year ended 3-31-2008	12.34	-16.14%	5	2.83%	-1.69%	—%	—%	118%
Fiscal year ended 3-31-2007	15.48	7.11%	9	2.82%	-1.33%	—%	—%	123%
Fiscal year ended 3-31-2006	15.72	15.28%	7	2.84%	-1.80%	—%	—%	157%
Fiscal year ended 3-31-2005	16.59	6.92%	5	3.02%	-1.88%	—%	—%	124%
Class C Shares								
Fiscal year ended 3-31-2009	9.45	-24.46%	6	2.72%	-1.34%	—%	—%	101%
Fiscal year ended 3-31-2008	12.51	-15.91%	8	2.54%	-1.40%	—%	—%	118%
Fiscal year ended 3-31-2007	15.69	7.43%	12	2.52%	-1.04%	—%	—%	123%
Fiscal year ended 3-31-2006	15.87	15.64%	10	2.54%	-1.50%	—%	—%	157%
Fiscal year ended 3-31-2005	16.67	7.28%	8	2.65%	-1.53%	—%	—%	124%
Class E Shares[2]								
Fiscal year ended 3-31-2009	9.94	-23.42%[1]	—*	1.30%	0.07%	—%	—%	101%
Fiscal year ended 3-31-2008[3]	12.98	-14.82%[1]	—*	1.26%[5]	-0.14%[5]	—%	—%	118%[4]
Class I Shares								
Fiscal year ended 3-31-2009	10.13	-23.26%	1	1.18%	0.20%	—%	—%	101%
Fiscal year ended 3-31-2008[3]	13.20	-14.39%	—*	1.19%[5]	-0.07%[5]	—%	—%	118%[4]
Class Y Shares								
Fiscal year ended 3-31-2009	10.05	-23.46%	8	1.42%	-0.06%	—%	—%	101%
Fiscal year ended 3-31-2008	13.13	-14.89%	14	1.39%	-0.25%	—%	—%	118%
Fiscal year ended 3-31-2007	16.42	8.70%	21	1.39%	0.08%	—%	—%	123%
Fiscal year ended 3-31-2006	16.36	16.88%	24	1.41%	-0.37%	—%	—%	157%
Fiscal year ended 3-31-2005	16.92	8.48%	25	1.53%	-0.56%	—%	—%	124%

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 15.95	$ 0.13	$(6.03)	$(5.90)	$(0.11)	$ —	$(0.11)
Fiscal year ended 3-31-2008	19.04	0.12	(1.85)	(1.73)	(0.12)	(1.24)	(1.36)
Fiscal year ended 3-31-2007	17.17	0.13	2.28	2.41	(0.13)	(0.41)	(0.54)
Fiscal year ended 3-31-2006	16.04	0.10	1.14	1.24	(0.11)	—	(0.11)
Fiscal year ended 3-31-2005	14.54	0.15	1.48	1.63	(0.13)	—	(0.13)
Class B Shares							
Fiscal year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—
Fiscal year ended 3-31-2008	18.83	(0.09)	(1.80)	(1.89)	—	(1.18)	(1.18)
Fiscal year ended 3-31-2007	17.04	(0.03)	2.23	2.20	—	(0.41)	(0.41)
Fiscal year ended 3-31-2006	15.97	(0.04)	1.12	1.08	(0.01)	—	(0.01)
Fiscal year ended 3-31-2005	14.50	0.03	1.44	1.47	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	15.83	0.00[2]	(5.97)[2]	(5.97)	—	—	—
Fiscal year ended 3-31-2008	18.90	(0.06)	(1.81)	(1.87)	—	(1.20)	(1.20)
Fiscal year ended 3-31-2007	17.08	(0.01)	2.24	2.23	—	(0.41)	(0.41)
Fiscal year ended 3-31-2006	16.00	(0.04)	1.13	1.09	(0.01)	—	(0.01)
Fiscal year ended 3-31-2005	14.51	0.03	1.46	1.49	—	—	—
Class E Shares[3]							
Fiscal year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	(0.18)
Fiscal year ended 3-31-2008[4]	19.09	0.18	(1.90)	(1.72)	(0.16)	(1.24)	(1.40)
Class I Shares							
Fiscal year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	(0.20)
Fiscal year ended 3-31-2008[4]	19.10	0.20	(1.90)	(1.70)	(0.19)	(1.24)	(1.43)
Class Y Shares							
Fiscal year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	(0.16)
Fiscal year ended 3-31-2008	19.04	0.16[2]	(1.85)[2]	(1.69)	(0.15)	(1.24)	(1.39)
Fiscal year ended 3-31-2007	17.18	0.22[2]	2.22[2]	2.44	(0.17)	(0.41)	(0.58)
Fiscal year ended 3-31-2006	16.05	0.13	1.15	1.28	(0.15)	—	(0.15)
Fiscal year ended 3-31-2005	14.54	0.17	1.49	1.66	(0.15)	—	(0.15)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Based on average weekly shares outstanding.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)For the fiscal year ended March 31, 2008.

(6)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 9.94	-37.09%[1]	$ 34	1.79%	0.98%	—%	—%	57%
Fiscal year ended 3-31-2008	15.95	-9.83%[1]	57	1.52%	0.63%	—%	—%	66%
Fiscal year ended 3-31-2007	19.04	14.12%[1]	73	1.49%	0.76%	—%	—%	61%
Fiscal year ended 3-31-2006	17.17	7.75%[1]	58	1.53%	0.65%	—%	—%	63%
Fiscal year ended 3-31-2005	16.04	11.21%[1]	41	1.47%	0.92%	—%	—%	81%
Class B Shares								
Fiscal year ended 3-31-2009	9.78	-37.94%	2	3.08%	-0.35%	—%	—%	57%
Fiscal year ended 3-31-2008	15.76	-10.72%	4	2.51%	-0.35%	—%	—%	66%
Fiscal year ended 3-31-2007	18.83	12.99%	6	2.46%	-0.21%	—%	—%	61%
Fiscal year ended 3-31-2006	17.04	6.73%	5	2.50%	-0.33%	—%	—%	63%
Fiscal year ended 3-31-2005	15.97	10.14%	2	2.53%	0.07%	—%	—%	81%
Class C Shares								
Fiscal year ended 3-31-2009	9.86	-37.71%	2	2.79%	0.01%	—%	—%	57%
Fiscal year ended 3-31-2008	15.83	-10.56%	4	2.41%	-0.25%	—%	—%	66%
Fiscal year ended 3-31-2007	18.90	13.09%	5	2.38%	-0.12%	—%	—%	61%
Fiscal year ended 3-31-2006	17.08	6.80%	4	2.41%	-0.23%	—%	—%	63%
Fiscal year ended 3-31-2005	16.00	10.27%	3	2.42%	0.15%	—%	—%	81%
Class E Shares[3]								
Fiscal year ended 3-31-2009	9.95	-36.75%[1]	—*	1.25%	1.52%	—%	—%	57%
Fiscal year ended 3-31-2008[4]	15.97	-9.76%[1]	—*	1.18%[6]	0.98%[6]	—%	—%	66%[5]
Class I Shares								
Fiscal year ended 3-31-2009	9.95	-36.67%	—*	1.11%	1.66%	—%	—%	57%
Fiscal year ended 3-31-2008[4]	15.97	-9.63%	—*	1.07%[6]	1.09%[6]	—%	—%	66%[5]
Class Y Shares								
Fiscal year ended 3-31-2009	9.95	-36.80%	—*	1.40%	1.41%	—%	—%	57%
Fiscal year ended 3-31-2008	15.96	-9.60%	—*	1.31%	0.85%	—%	—%	66%
Fiscal year ended 3-31-2007	19.04	14.28%	—*	1.29%	0.96%	—%	—%	61%
Fiscal year ended 3-31-2006	17.18	7.99%	12	1.31%	0.89%	—%	—%	63%
Fiscal year ended 3-31-2005	16.05	11.44%	20	1.34%	1.09%	—%	—%	81%

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 9.81	$0.19	$(4.46)	$(4.27)	$(0.31)	$(0.33)	$(0.64)
Fiscal year ended 3-31-2008[2]	10.00	0.47[3]	(0.15)[3]	0.32	(0.51)	—	(0.51)
Class B Shares							
Fiscal year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	(0.58)
Fiscal year ended 3-31-2008[2]	10.00	0.44[3]	(0.21)[3]	0.23	(0.45)	—	(0.45)
Class C Shares							
Fiscal year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	(0.59)
Fiscal year ended 3-31-2008[2]	10.00	0.45[3]	(0.21)[3]	0.24	(0.45)	—	(0.45)
Class E Shares[5]							
Fiscal year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	(0.65)
Fiscal year ended 3-31-2008[2]	10.00	0.49[3]	(0.16)[3]	0.33	(0.52)	—	(0.52)
Class I Shares							
Fiscal year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	(0.66)
Fiscal year ended 3-31-2008[2]	10.00	0.52[3]	(0.16)[3]	0.36	(0.54)	—	(0.54)
Class Y Shares							
Fiscal year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	(0.64)
Fiscal year ended 3-31-2008[2]	10.00	0.49[3]	(0.16)[3]	0.33	(0.52)	—	(0.52)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(3)Based on average weekly shares outstanding.

(4)Annualized.

(5)Class is closed to investment.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$4.90	-43.93%[1]	$39	0.72%	2.51%	—%	—%	25%
Fiscal year ended 3-31-2008[2]	9.81	2.67%[1]	54	0.88%[4]	6.52%[4]	0.89%[4]	6.51%[4]	0%*
Class B Shares								
Fiscal year ended 3-31-2009	4.86	-44.75%	1	1.70%	1.53%	—%	—%	25%
Fiscal year ended 3-31-2008[2]	9.78	1.87%	1	1.77%[4]	5.43%[4]	1.78%[4]	5.42%[4]	0%*
Class C Shares								
Fiscal year ended 3-31-2009	4.87	-44.59%	1	1.52%	1.53%	—%	—%	25%
Fiscal year ended 3-31-2008[2]	9.79	1.90%	3	1.65%[4]	6.18%[4]	1.66%[4]	6.17%[4]	0%*
Class E Shares[5]								
Fiscal year ended 3-31-2009	4.91	-43.74%[1]	—*	0.53%	2.49%	—%	—%	25%
Fiscal year ended 3-31-2008[2]	9.81	2.79%[1]	—*	0.79%[4]	4.44%[4]	0.80%[4]	4.43%[4]	0%*
Class I Shares								
Fiscal year ended 3-31-2009	4.92	-43.56%	—*	0.27%	2.73%	—%	—%	25%
Fiscal year ended 3-31-2008[2]	9.82	3.07%	—*	0.55%[4]	4.67%[4]	0.56%[4]	4.66%[4]	0%*
Class Y Shares								
Fiscal year ended 3-31-2009	4.91	-43.84%	—*	0.73%	2.45%	—%	—%	25%
Fiscal year ended 3-31-2008[2]	9.81	2.77%	—*	0.81%[4]	4.76%[4]	0.82%[4]	4.75%[4]	0%*

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
CLASS A SHARES							
Fiscal year ended 3-31-2009	$10.06	$0.21	$(4.21)	$(4.00)	$(0.29)	$(0.15)	$(0.44)
Fiscal year ended 3-31-2008[2]	10.00	0.35[3]	0.04[3]	0.39	(0.33)	—	(0.33)
Class B Shares							
Fiscal year ended 3-31-2009	10.04	0.16[3]	(4.23)[3]	(4.07)	(0.23)	(0.15)	(0.38)
Fiscal year ended 3-31-2008[2]	10.00	0.33[3]	(0.02)[3]	0.31	(0.27)	—	(0.27)
Class C Shares							
Fiscal year ended 3-31-2009	10.04	0.15[3]	(4.22)[3]	(4.07)	(0.23)	(0.15)	(0.38)
Fiscal year ended 3-31-2008[2]	10.00	0.30[3]	0.02[3]	0.32	(0.28)	—	(0.28)
Class E Shares[5]							
Fiscal year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.30)	(0.14)	(0.44)
Fiscal year ended 3-31-2008[2]	10.00	0.38[3]	0.02[3]	0.40	(0.34)	—	(0.34)
Class I Shares							
Fiscal year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.32)	(0.15)	(0.47)
Fiscal year ended 3-31-2008[2]	10.00	0.41[3]	0.02[3]	0.43	(0.36)	—	(0.36)
Class Y Shares							
Fiscal year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.30)	(0.15)	(0.45)
Fiscal year ended 3-31-2008[2]	10.00	0.37[3]	0.03[3]	0.40	(0.34)	—	(0.34)

  *Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(3)Based on average weekly shares outstanding.

(4)Annualized.

(5)Class is closed to investment.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
CLASS A SHARES								
Fiscal year ended 3-31-2009	$ 5.62	-40.20%[1]	$ 84	0.57%	2.85%	—%	—%	16%
Fiscal year ended 3-31-2008[2]	10.06	3.75%[1]	100	0.67%[4]	4.67%[4]	0.68%[4]	4.66%[4]	—%
Class B Shares								
Fiscal year ended 3-31-2009	5.59	-40.93%	3	1.41%	1.92%	—%	—%	16%
Fiscal year ended 3-31-2008[2]	10.04	2.98%	4	1.48%[4]	4.05%[4]	1.49%[4]	4.04%[4]	—%
Class C Shares								
Fiscal year ended 3-31-2009	5.59	-40.91%	3	1.35%	2.19%	—%	—%	16%
Fiscal year ended 3-31-2008[2]	10.04	3.05%	4	1.44%[4]	3.70%[4]	1.45%[4]	3.69%[4]	—%
Class E Shares[5]								
Fiscal year ended 3-31-2009	5.62	-40.12%[1]	—*	0.45%	2.83%	—%	—%	16%
Fiscal year ended 3-31-2008[2]	10.06	3.82%[1]	—*	0.60%[4]	3.57%[4]	0.61%[4]	3.56%[4]	—%
Class I Shares								
Fiscal year ended 3-31-2009	5.63	-39.86%	—*	0.18%	3.08%	—%	—%	16%
Fiscal year ended 3-31-2008[2]	10.07	4.10%	—*	0.36%[4]	3.81%[4]	0.37%[4]	3.80%[4]	—%
Class Y Shares								
Fiscal year ended 3-31-2009	5.61	-40.21%	—*	0.59%	2.56%	0.60%	2.55%	16%
Fiscal year ended 3-31-2008[2]	10.06	3.81%	—*	0.64%[4]	3.83%[4]	0.65%[4]	3.82%[4]	—%

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$12.97	$ 0.16	$(4.55)	$(4.39)	$(0.03)	$ —*	$(0.03)
Fiscal year ended 3-31-2008	16.28	0.18	(2.00)	(1.82)	(0.18)	(1.31)	(1.49)
Fiscal year ended 3-31-2007	15.52	0.13	1.49	1.62	(0.11)	(0.75)	(0.86)
Fiscal year ended 3-31-2006	13.79	0.17	2.21	2.38	(0.16)	(0.49)	(0.65)
Fiscal year ended 3-31-2005	12.57	0.04	1.25	1.29	(0.07)	—	(0.07)
Class B Shares							
Fiscal year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—
Fiscal year ended 3-31-2008	15.93	0.03[3]	(1.93)[3]	(1.90)	(0.04)	(1.31)	(1.35)
Fiscal year ended 3-31-2007	15.23	(0.01)	1.46	1.45	—	(0.75)	(0.75)
Fiscal year ended 3-31-2006	13.54	0.06	2.14	2.20	(0.02)	(0.49)	(0.51)
Fiscal year ended 3-31-2005	12.38	(0.01)	1.17	1.16	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—
Fiscal year ended 3-31-2008	15.88	0.05	(1.92)	(1.87)	(0.08)	(1.31)	(1.39)
Fiscal year ended 3-31-2007	15.16	0.03	1.46	1.49	(0.02)	(0.75)	(0.77)
Fiscal year ended 3-31-2006	13.48	0.08	2.14	2.22	(0.05)	(0.49)	(0.54)
Fiscal year ended 3-31-2005	12.30	(0.02)	1.20	1.18	—	—	—
Class E Shares							
Fiscal year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—
Fiscal year ended 3-31-2008[4]	16.23	0.02[3]	(1.87)[3]	(1.85)	(0.14)	(1.31)	(1.45)
Class I Shares							
Fiscal year ended 3-31-2009	13.11	0.05[3]	(4.43)[3]	(4.38)	(0.09)	—*	(0.09)
Fiscal year ended 3-31-2008[4]	16.29	0.24[3]	(1.87)[3]	(1.63)	(0.24)	(1.31)	(1.55)
Class Y Shares							
Fiscal year ended 3-31-2009	13.02	0.14[3]	(4.49)[3]	(4.35)	(0.09)	—*	(0.09)
Fiscal year ended 3-31-2008	16.33	0.25[3]	(2.01)[3]	(1.76)	(0.24)	(1.31)	(1.55)
Fiscal year ended 3-31-2007	15.56	0.19	1.49	1.68	(0.16)	(0.75)	(0.91)
Fiscal year ended 3-31-2006	13.82	0.19	2.26	2.45	(0.22)	(0.49)	(0.71)
Fiscal year ended 3-31-2005	12.58	0.07	1.29	1.36	(0.12)	—	(0.12)
Advisor Class Shares[2]							
Fiscal year ended 3-31-2009	13.01	0.20	(4.54)	(4.34)	(0.11)	—*	(0.11)
Fiscal year ended 3-31-2008	16.30	0.25	(1.97)	(1.72)	(0.26)	(1.31)	(1.57)
Fiscal year ended 3-31-2007	15.54	0.21	1.49	1.70	(0.19)	(0.75)	(0.94)
Fiscal year ended 3-31-2006	13.77	0.22	2.23	2.45	(0.19)	(0.49)	(0.68)
Fiscal year ended 3-31-2005	12.54	0.04	1.32	1.36	(0.13)	—	(0.13)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Class is closed to investment.

(3)Based on average weekly shares outstanding.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)For the fiscal year ended March 31, 2008.

(6)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 8.55	-33.87%[1]	$207	1.81%	1.26%	—%	—%	43%
Fiscal year ended 3-31-2008	12.97	-12.07%[1]	443	1.59%	1.05%	—%	—%	39%
Fiscal year ended 3-31-2007	16.28	10.71%[1]	688	1.55%	0.81%	—%	—%	42%
Fiscal year ended 3-31-2006	15.52	17.49%[1]	625	1.62%	1.09%	—%	—%	4%
Fiscal year ended 3-31-2005	13.79	10.29%[1]	321	1.74%	0.08%	—%	—%	5%
Class B Shares								
Fiscal year ended 3-31-2009	8.31	-34.46%	17	2.71%	0.35%	—%	—%	43%
Fiscal year ended 3-31-2008	12.68	-12.83%	37	2.48%	0.18%	—%	—%	39%
Fiscal year ended 3-31-2007	15.93	9.82%	59	2.44%	-0.07%	—%	—%	42%
Fiscal year ended 3-31-2006	15.23	16.43%	57	2.51%	0.21%	—%	—%	4%
Fiscal year ended 3-31-2005	13.54	9.37%	37	2.62%	-0.86%	—%	—%	5%
Class C Shares								
Fiscal year ended 3-31-2009	8.30	-34.23%	40	2.42%	0.72%	—%	—%	43%
Fiscal year ended 3-31-2008	12.62	-12.65%	99	2.25%	0.37%	—%	—%	39%
Fiscal year ended 3-31-2007	15.88	10.03%	233	2.21%	0.15%	—%	—%	42%
Fiscal year ended 3-31-2006	15.16	16.70%	211	2.28%	0.43%	—%	—%	4%
Fiscal year ended 3-31-2005	13.48	9.59%	96	2.42%	-0.62%	—%	—%	5%
Class E Shares								
Fiscal year ended 3-31-2009	8.55	-33.87%[1]	—*	1.93%	0.98%	2.72%	0.19%	43%
Fiscal year ended 3-31-2008[4]	12.93	-12.31%[1]	—*	2.31%[6]	0.29%[6]	—%	—%	39%[5]
Class I Shares								
Fiscal year ended 3-31-2009	8.64	-33.46%	4	1.25%	1.25%	—%	—%	43%
Fiscal year ended 3-31-2008[4]	13.11	-10.93%	2	1.21%[6]	1.45%[6]	—%	—%	39%[5]
Class Y Shares								
Fiscal year ended 3-31-2009	8.58	-33.44%	9	1.19%	1.59%	1.50%	1.28%	43%
Fiscal year ended 3-31-2008	13.02	-11.73%	8	1.20%	1.42%	1.45%	1.17%	39%
Fiscal year ended 3-31-2007	16.33	11.14%	15	1.20%	1.18%	1.42%	0.96%	42%
Fiscal year ended 3-31-2006	15.56	17.99%	17	1.19%	1.46%	1.46%	1.19%	4%
Fiscal year ended 3-31-2005	13.82	10.90%	10	1.20%	0.52%	1.56%	0.16%	5%
Advisor Class Shares[2]								
Fiscal year ended 3-31-2009	8.56	-33.43%	1	1.14%	1.85%	—%	—%	43%
Fiscal year ended 3-31-2008	13.01	-11.54%	2	1.05%	1.62%	—%	—%	39%
Fiscal year ended 3-31-2007	16.30	11.33%	3	1.05%	1.31%	—%	—%	42%
Fiscal year ended 3-31-2006	15.54	18.09%	3	1.12%	1.57%	—%	—%	4%
Fiscal year ended 3-31-2005	13.77	10.86%	3	1.23%	0.41%	—%	—%	5%

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital
Class A Shares							
Fiscal year ended 3-31-2009	$ 34.70	$ 1.18	$(18.18)	$(17.00)	$(1.16)	$(1.44)	$(0.02)
Fiscal year ended 3-31-2008	40.58	0.60	(1.98)	(1.38)	(0.50)	(4.00)	—
Fiscal year ended 3-31-2007	33.58	0.31	7.11	7.42	(0.42)	—	—
Fiscal year ended 3-31-2006	28.31	0.10	5.37	5.47	(0.20)	—	—
Fiscal year ended 3-31-2005	22.30	(0.03)	6.05	6.02	(0.01)	—	—
Class B Shares							
Fiscal year ended 3-31-2009	33.35	1.06[3]	(17.56)[3]	(16.50)	(0.89)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	39.14	0.27[3]	(1.90)[3]	(1.63)	(0.16)	(4.00)	—
Fiscal year ended 3-31-2007	32.40	0.09	6.78	6.87	(0.13)	—	—
Fiscal year ended 3-31-2006	27.32	(0.11)	5.19	5.08	—	—	—
Fiscal year ended 3-31-2005	21.66	(0.17)	5.83	5.66	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	39.28	0.32	(1.91)	(1.59)	(0.20)	(4.00)	—
Fiscal year ended 3-31-2007	32.52	0.12	6.81	6.93	(0.17)	—	—
Fiscal year ended 3-31-2006	27.42	(0.09)	5.19	5.10	—	—	—
Fiscal year ended 3-31-2005	21.74	(0.14)	5.82	5.68	—	—	—
Class E Shares[2]							
Fiscal year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)
Fiscal year ended 3-31-2008[4]	40.69	0.73	(2.11)	(1.38)	(0.58)	(4.00)	—
Class I Shares							
Fiscal year ended 3-31-2009	34.80	0.95[3]	(17.87)[3]	(16.92)	(1.33)	(1.44)	(0.02)
Fiscal year ended 3-31-2008[4]	40.73	0.35[3]	(1.61)[3]	(1.26)	(0.67)	(4.00)	—
Class Y Shares							
Fiscal year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.61	0.61	(1.91)	(1.30)	(0.56)	(4.00)	—
Fiscal year ended 3-31-2007	33.60	0.44	7.05	7.49	(0.48)	—	—
Fiscal year ended 3-31-2006	28.33	0.18	5.34	5.52	(0.25)	—	—
Fiscal year ended 3-31-2005	22.30	0.09	6.00	6.09	(0.06)	—	—
Advisor Class Shares[2]							
Fiscal year ended 3-31-2009	35.07	1.61	(18.68)	(17.07)	(1.32)	(1.44)	(0.02)
Fiscal year ended 3-31-2008	40.96	0.92	(2.13)	(1.21)	(0.68)	(4.00)	—
Fiscal year ended 3-31-2007	33.88	0.94	6.73	7.67	(0.59)	—	—
Fiscal year ended 3-31-2006	28.55	0.35[3]	5.32[3]	5.67	(0.34)	—	—
Fiscal year ended 3-31-2005	22.48	0.21	5.99	6.20	(0.13)	—	—

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Class is closed to investment.

(3)Based on average weekly shares outstanding.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)For the fiscal year ended March 31, 2008.

(6)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Total Distribu-tions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares									
Fiscal year ended 3-31-2009	$(2.62)	$15.08	-49.74%[1]	$136	1.84%	4.03%	—%	—%	88%
Fiscal year ended 3-31-2008	(4.50)	34.70	-4.52%[1]	390	1.58%	1.43%	—%	—%	65%
Fiscal year ended 3-31-2007	(0.42)	40.58	22.17%[1]	389	1.64%	0.91%	—%	—%	42%
Fiscal year ended 3-31-2006	(0.20)	33.58	19.41%[1]	235	1.72%	0.35%	—%	—%	62%
Fiscal year ended 3-31-2005	(0.01)	28.31	27.02%[1]	170	1.79%	-0.07%	—%	—%	63%
Class B Shares									
Fiscal year ended 3-31-2009	(2.35)	14.50	-50.19%	8	2.73%	3.59%	—%	—%	88%
Fiscal year ended 3-31-2008	(4.16)	33.35	-5.27%	37	2.35%	0.68%	—%	—%	65%
Fiscal year ended 3-31-2007	(0.13)	39.14	21.24%	52	2.40%	0.27%	—%	—%	42%
Fiscal year ended 3-31-2006	—	32.40	18.59%	44	2.45%	-0.30%	—%	—%	62%
Fiscal year ended 3-31-2005	—	27.32	26.13%	40	2.53%	-0.73%	—%	—%	63%
Class C Shares									
Fiscal year ended 3-31-2009	(2.42)	14.55	-50.07%	16	2.47%	3.55%	—%	—%	88%
Fiscal year ended 3-31-2008	(4.20)	33.49	-5.16%	57	2.26%	0.78%	—%	—%	65%
Fiscal year ended 3-31-2007	(0.17)	39.28	21.33%	65	2.32%	0.32%	—%	—%	42%
Fiscal year ended 3-31-2006	—	32.52	18.60%	51	2.42%	-0.29%	—%	—%	62%
Fiscal year ended 3-31-2005	—	27.42	26.13%	45	2.51%	-0.79%	—%	—%	63%
Class E Shares[2]									
Fiscal year ended 3-31-2009	(2.74)	15.08	-49.46%[1]	—*	1.36%	4.14%	—%	—%	88%
Fiscal year ended 3-31-2008[4]	(4.58)	34.73	-4.52%[1]	—*	1.28%[6]	1.78%[6]	—%	—%	65%[5]
Class I Shares									
Fiscal year ended 3-31-2009	(2.79)	15.09	-49.39%	23	1.22%	4.08%	—%	—%	88%
Fiscal year ended 3-31-2008[4]	(4.67)	34.80	-4.24%	53	1.17%[6]	1.44%[6]	—%	—%	65%[5]
Class Y Shares									
Fiscal year ended 3-31-2009	(2.71)	15.10	-49.52%	2	1.49%	4.27%	—%	—%	88%
Fiscal year ended 3-31-2008	(4.56)	34.75	-4.33%	4	1.41%	1.60%	—%	—%	65%
Fiscal year ended 3-31-2007	(0.48)	40.61	22.38%	7	1.44%	1.14%	—%	—%	42%
Fiscal year ended 3-31-2006	(0.25)	33.60	19.60%	4	1.55%	0.60%	—%	—%	62%
Fiscal year ended 3-31-2005	(0.06)	28.33	27.32%	4	1.61%	0.53%	—%	—%	63%
Advisor Class Shares[2]									
Fiscal year ended 3-31-2009	(2.78)	15.22	-49.44%	1	1.29%	4.55%	—%	—%	88%
Fiscal year ended 3-31-2008	(4.68)	35.07	-4.12%	2	1.15%	1.94%	—%	—%	65%
Fiscal year ended 3-31-2007	(0.59)	40.96	22.76%	2	1.19%	1.60%	—%	—%	42%
Fiscal year ended 3-31-2006	(0.34)	33.88	20.00%	2	1.25%	1.13%	—%	—%	62%
Fiscal year ended 3-31-2005	(0.13)	28.55	27.64%	4	1.36%	0.51%	—%	—%	63%

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$16.36	$0.33	$(6.08)	$(5.75)	$(0.57)	$(0.48)	$(1.05)
Fiscal year ended 3-31-2008	16.81	0.37	0.14	0.51	(0.55)	(0.41)	(0.96)
Fiscal year ended 3-31-2007	15.15	0.24[2]	2.36[2]	2.60	(0.43)	(0.51)	(0.94)
Fiscal year ended 3-31-2006	14.63	0.29	1.14	1.43	(0.36)	(0.55)	(0.91)
Fiscal year ended 3-31-2005	13.07	0.22	1.69	1.91	(0.28)	(0.07)	(0.35)
Class B Shares							
Fiscal year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Fiscal year ended 3-31-2008	16.77	0.20	0.14	0.34	(0.39)	(0.41)	(0.80)
Fiscal year ended 3-31-2007	15.11	0.07[2]	2.37[2]	2.44	(0.27)	(0.51)	(0.78)
Fiscal year ended 3-31-2006	14.59	0.08	1.18	1.26	(0.19)	(0.55)	(0.74)
Fiscal year ended 3-31-2005	13.04	0.03[2]	1.70[2]	1.73	(0.11)	(0.07)	(0.18)
Class C Shares							
Fiscal year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Fiscal year ended 3-31-2008	16.78	0.24	0.15	0.39	(0.43)	(0.41)	(0.84)
Fiscal year ended 3-31-2007	15.12	0.11[2]	2.37[2]	2.48	(0.31)	(0.51)	(0.82)
Fiscal year ended 3-31-2006	14.60	0.11	1.19	1.30	(0.23)	(0.55)	(0.78)
Fiscal year ended 3-31-2005	13.04	0.07[2]	1.69[2]	1.76	(0.13)	(0.07)	(0.20)
Class E Shares							
Fiscal year ended 3-31-2009	16.33	0.28[2]	(6.05)[2]	(5.77)	(0.54)	(0.48)	(1.02)
Fiscal year ended 3-31-2008[3]	16.85	0.17[2]	0.18[2]	0.35	(0.46)	(0.41)	(0.87)
Class I Shares							
Fiscal year ended 3-31-2009	16.38	0.35[2]	(6.05)[2]	(5.70)	(0.63)	(0.48)	(1.11)
Fiscal year ended 3-31-2008[3]	16.86	0.30[2]	0.23[2]	0.53	(0.60)	(0.41)	(1.01)
Class Y Shares							
Fiscal year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)
Fiscal year ended 3-31-2008	16.82	0.39	0.14	0.53	(0.56)	(0.41)	(0.97)
Fiscal year ended 3-31-2007	15.15	0.25[2]	2.37[2]	2.62	(0.44)	(0.51)	(0.95)
Fiscal year ended 3-31-2006	14.63	0.29[2]	1.14[2]	1.43	(0.36)	(0.55)	(0.91)
Fiscal year ended 3-31-2005	13.07	0.24[2]	1.67[2]	1.91	(0.28)	(0.07)	(0.35)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Based on average weekly shares outstanding.

(3)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(4)For the fiscal year ended March 31, 2008.

(5)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 9.56	-36.02%[1]	$128	1.46%	2.45%	—%	—%	22%
Fiscal year ended 3-31-2008	16.36	2.84%[1]	260	1.33%	2.11%	—%	—%	24%
Fiscal year ended 3-31-2007	16.81	17.48%[1]	235	1.38%	1.52%	—%	—%	22%
Fiscal year ended 3-31-2006	15.15	10.14%[1]	112	1.45%	1.94%	—%	—%	27%
Fiscal year ended 3-31-2005	14.63	14.81%[1]	97	1.42%	1.71%	—%	—%	16%
Class B Shares								
Fiscal year ended 3-31-2009	9.52	-36.62%	6	2.44%	1.48%	—%	—%	22%
Fiscal year ended 3-31-2008	16.31	1.85%	13	2.28%	1.15%	—%	—%	24%
Fiscal year ended 3-31-2007	16.77	16.38%	12	2.35%	0.46%	—%	—%	22%
Fiscal year ended 3-31-2006	15.11	8.93%	6	2.59%	0.73%	—%	—%	27%
Fiscal year ended 3-31-2005	14.59	13.37%	3	2.64%	0.20%	—%	—%	16%
Class C Shares								
Fiscal year ended 3-31-2009	9.53	-36.50%	20	2.13%	1.76%	—%	—%	22%
Fiscal year ended 3-31-2008	16.33	2.14%	42	2.04%	1.34%	—%	—%	24%
Fiscal year ended 3-31-2007	16.78	16.64%	30	2.12%	0.70%	—%	—%	22%
Fiscal year ended 3-31-2006	15.12	9.21%	9	2.29%	0.98%	—%	—%	27%
Fiscal year ended 3-31-2005	14.60	13.58%	4	2.44%	0.44%	—%	—%	16%
Class E Shares								
Fiscal year ended 3-31-2009	9.54	-36.11%[1]	1	1.63%	2.10%	1.84%	1.89%	22%
Fiscal year ended 3-31-2008[3]	16.33	1.92%[1]	1	2.23%[5]	1.00%[5]	—%	—%	24%[4]
Class I Shares								
Fiscal year ended 3-31-2009	9.57	-35.72%	34	0.99%	2.72%	—%	—%	22%
Fiscal year ended 3-31-2008[3]	16.38	2.99%	45	0.98%[5]	2.14%[5]	—%	—%	24%[4]
Class Y Shares								
Fiscal year ended 3-31-2009	9.57	-35.95%	1	1.33%	2.75%	—%	—%	22%
Fiscal year ended 3-31-2008	16.38	2.96%	3	1.26%	2.06%	—%	—%	24%
Fiscal year ended 3-31-2007	16.82	17.61%	2	1.24%	1.64%	—%	—%	22%
Fiscal year ended 3-31-2006	15.15	10.18%	1	1.41%	1.99%	—%	—%	27%
Fiscal year ended 3-31-2005	14.63	14.84%	—*	1.40%	1.72%	—%	—%	16%

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$17.11	$ 0.17	$(7.22)	$(7.05)	$(0.19)	$(0.33)	$(0.52)
Fiscal year ended 3-31-2008	17.63	0.10	0.98	1.08	(0.09)	(1.51)	(1.60)
Fiscal year ended 3-31-2007	15.73	0.10[2]	2.59[2]	2.69	(0.06)	(0.73)	(0.79)
Fiscal year ended 3-31-2006	11.61	(0.06)	4.18	4.12	—	—	—
Fiscal year ended 3-31-2005	10.14	(0.02)	1.49	1.47	—	—	—
Class B Shares							
Fiscal year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Fiscal year ended 3-31-2008	16.31	(0.02)	0.88	0.86	—	(1.43)	(1.43)
Fiscal year ended 3-31-2007	14.67	0.00[2]	2.37[2]	2.37	—	(0.73)	(0.73)
Fiscal year ended 3-31-2006	10.91	(0.12)	3.88	3.76	—	—	—
Fiscal year ended 3-31-2005	9.60	(0.08)	1.39	1.31	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Fiscal year ended 3-31-2008	16.30	0.00[2]	0.88[2]	0.88	—	(1.46)	(1.46)
Fiscal year ended 3-31-2007	14.65	(0.01)[2]	2.39[2]	2.38	—	(0.73)	(0.73)
Fiscal year ended 3-31-2006	10.90	(0.02)	3.77	3.75	—	—	—
Fiscal year ended 3-31-2005	9.59	(0.07)	1.38	1.31	—	—	—
Class E Shares							
Fiscal year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Fiscal year ended 3-31-2008[3]	17.63	(0.02)	0.98	0.96	(0.03)	(1.51)	(1.54)
Class I Shares							
Fiscal year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Fiscal year ended 3-31-2008[3]	17.71	0.16	1.01	1.17	(0.17)	(1.51)	(1.68)
Class Y Shares							
Fiscal year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)
Fiscal year ended 3-31-2008	17.70	0.15[2]	0.97[2]	1.12	(0.12)	(1.51)	(1.63)
Fiscal year ended 3-31-2007	15.79	0.12[2]	2.59[2]	2.71	(0.07)	(0.73)	(0.80)
Fiscal year ended 3-31-2006	11.64	(0.06)	4.21	4.15	—	—	—
Fiscal year ended 3-31-2005	10.15	(0.01)	1.50	1.49	—	—	—

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Based on average weekly shares outstanding.

(3)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(4)For the fiscal year ended March 31, 2008.

(5)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 9.54	-41.28%[1]	$152	1.64%	1.44%	—%	—%	108%
Fiscal year ended 3-31-2008	17.11	5.39%[1]	222	1.53%	0.65%	—%	—%	101%
Fiscal year ended 3-31-2007	17.63	17.35%[1]	161	1.56%	0.63%	—%	—%	108%
Fiscal year ended 3-31-2006	15.73	35.49%[1]	67	1.82%	0.14%	—%	—%	90%
Fiscal year ended 3-31-2005	11.61	14.50%[1]	17	1.99%	0.09%	—%	—%	106%
Class B Shares								
Fiscal year ended 3-31-2009	8.77	-41.84%	8	2.55%	0.59%	—%	—%	108%
Fiscal year ended 3-31-2008	15.74	4.56%	16	2.35%	-0.09%	—%	—%	101%
Fiscal year ended 3-31-2007	16.31	16.39%	17	2.35%	-0.03%	—%	—%	108%
Fiscal year ended 3-31-2006	14.67	34.46%	15	2.62%	-0.41%	—%	—%	90%
Fiscal year ended 3-31-2005	10.91	13.65%	20	2.76%	-0.58%	—%	—%	106%
Class C Shares								
Fiscal year ended 3-31-2009	8.76	-41.64%	30	2.29%	0.81%	—%	—%	108%
Fiscal year ended 3-31-2008	15.72	4.68%	45	2.20%	-0.02%	—%	—%	101%
Fiscal year ended 3-31-2007	16.30	16.48%	34	2.29%	-0.08%	—%	—%	108%
Fiscal year ended 3-31-2006	14.65	34.40%	15	2.58%	-0.50%	—%	—%	90%
Fiscal year ended 3-31-2005	10.90	13.66%	7	2.79%	-0.63%	—%	—%	106%
Class E Shares								
Fiscal year ended 3-31-2009	9.59	-41.34%[1]	1	1.87%	1.22%	2.74%	0.35%	108%
Fiscal year ended 3-31-2008[3]	17.05	4.70%[1]	1	2.38%[5]	-0.51%[5]	—%	—%	101%[4]
Class I Shares								
Fiscal year ended 3-31-2009	9.58	-40.98%	33	1.12%	1.86%	—%	—%	108%
Fiscal year ended 3-31-2008[3]	17.20	5.83%	23	1.13%[5]	0.69%[5]	—%	—%	101%[4]
Class Y Shares								
Fiscal year ended 3-31-2009	9.59	-41.12%	11	1.38%	1.64%	—%	—%	108%
Fiscal year ended 3-31-2008	17.19	5.50%	10	1.39%	0.77%	—%	—%	101%
Fiscal year ended 3-31-2007	17.70	17.47%	4	1.45%	0.76%	—%	—%	108%
Fiscal year ended 3-31-2006	15.79	35.65%	1	1.72%	0.13%	—%	—%	90%
Fiscal year ended 3-31-2005	11.64	14.68%	—*	1.82%	0.29%	—%	—%	106%

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 36.27	$ 0.34	$(16.52)	$(16.18)	$(0.26)	$ —	$(0.26)
Fiscal year ended 3-31-2008	34.60	0.15	1.59	1.74	(0.07)	—	(0.07)
Fiscal year ended 3-31-2007	29.74	0.19	4.72	4.91	(0.05)	—	(0.05)
Fiscal year ended 3-31-2006	22.86	0.08	6.97	7.05	(0.17)	—	(0.17)
Fiscal year ended 3-31-2005	21.34	(0.02)	1.54	1.52	—	—	—
Class B Shares							
Fiscal year ended 3-31-2009	33.04	0.03[2]	(14.98)[2]	(14.95)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	31.79	(0.23)[2]	1.48[2]	1.25	—	—	—
Fiscal year ended 3-31-2007	27.58	(0.15)[2]	4.36[2]	4.21	—	—	—
Fiscal year ended 3-31-2006	21.30	(0.17)[2]	6.45[2]	6.28	—	—	—
Fiscal year ended 3-31-2005	20.12	(0.22)[2]	1.40[2]	1.18	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	32.97	0.05[2]	(14.94)[2]	(14.89)	(0.06)	—	(0.06)
Fiscal year ended 3-31-2008	31.71	(0.25)	1.51	1.26	—	—	—
Fiscal year ended 3-31-2007	27.52	(0.15)	4.34	4.19	—	—	—
Fiscal year ended 3-31-2006	21.20	(0.09)[2]	6.41[2]	6.32	—	—	—
Fiscal year ended 3-31-2005	20.00	(0.32)	1.52	1.20	—	—	—
Class E Shares[3]							
Fiscal year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Fiscal year ended 3-31-2008[4]	34.54	0.19	1.67	1.86	(0.12)	—	(0.12)
Class I Shares							
Fiscal year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Fiscal year ended 3-31-2008[4]	34.52	0.10	2.12	2.22	(0.17)	—	(0.17)
Class Y Shares							
Fiscal year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)
Fiscal year ended 3-31-2008	34.59	0.31	1.42	1.73	(0.05)	—	(0.05)
Fiscal year ended 3-31-2007	29.74	0.28	4.63	4.91	(0.06)	—	(0.06)
Fiscal year ended 3-31-2006	22.86	0.18[2]	6.87[2]	7.05	(0.17)	—	(0.17)
Fiscal year ended 3-31-2005	21.35	(0.09)	1.60	1.51	—	—	—

 * Not shown due to rounding.

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) For the fiscal year ended March 31, 2008.

(6) Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 19.83	-44.65%[1]	$ 83	1.57%	1.09%	—%	—%	93%
Fiscal year ended 3-31-2008	36.27	5.01%[1]	163	1.42%	0.35%	—%	—%	103%
Fiscal year ended 3-31-2007	34.60	16.51%[1]	165	1.46%	0.55%	—%	—%	97%
Fiscal year ended 3-31-2006	29.74	30.92%[1]	156	1.59%	0.25%	—%	—%	75%
Fiscal year ended 3-31-2005	22.86	7.12%[1]	122	1.61%	-0.15%	—%	—%	76%
Class B Shares								
Fiscal year ended 3-31-2009	18.06	-45.25%	4	2.62%	0.11%	—%	—%	93%
Fiscal year ended 3-31-2008	33.04	3.96%	10	2.45%	-0.67%	—%	—%	103%
Fiscal year ended 3-31-2007	31.79	15.23%	11	2.55%	-0.53%	—%	—%	97%
Fiscal year ended 3-31-2006	27.58	29.48%	13	2.74%	-0.72%	—%	—%	75%
Fiscal year ended 3-31-2005	21.30	5.87%	17	2.75%	-1.09%	—%	—%	76%
Class C Shares								
Fiscal year ended 3-31-2009	18.02	-45.19%	24	2.54%	0.16%	—%	—%	93%
Fiscal year ended 3-31-2008	32.97	3.97%	53	2.42%	-0.65%	—%	—%	103%
Fiscal year ended 3-31-2007	31.71	15.23%	57	2.54%	-0.53%	—%	—%	97%
Fiscal year ended 3-31-2006	27.52	29.81%	56	2.43%	-0.39%	—%	—%	75%
Fiscal year ended 3-31-2005	21.20	6.00%	9	2.64%	-1.14%	—%	—%	76%
Class E Shares[3]								
Fiscal year ended 3-31-2009	19.83	-44.52%[1]	—*	1.34%	1.31%	—%	—%	93%
Fiscal year ended 3-31-2008[4]	36.28	5.34%[1]	—*	1.27%[6]	0.49%[6]	—%	—%	103%[5]
Class I Shares								
Fiscal year ended 3-31-2009	19.98	-44.42%	15	1.18%	1.37%	—%	—%	93%
Fiscal year ended 3-31-2008[4]	36.57	6.39%	21	1.15%[6]	0.32%[6]	—%	—%	103%[5]
Class Y Shares								
Fiscal year ended 3-31-2009	19.86	-44.55%	2	1.43%	1.21%	1.50%	1.14%	93%
Fiscal year ended 3-31-2008	36.27	4.99%	3	1.44%	0.31%	—%	—%	103%
Fiscal year ended 3-31-2007	34.59	16.50%	5	1.46%	0.65%	—%	—%	97%
Fiscal year ended 3-31-2006	29.74	30.95%	6	1.58%	0.81%	—%	—%	75%
Fiscal year ended 3-31-2005	22.86	7.07%	—*	1.66%	-0.33%	—%	—%	76%

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$17.61	$ 0.05	$(6.96)	$(6.91)	$ —	$(1.84)	$(1.84)
Fiscal year ended 3-31-2008	16.91	(0.01)	2.80	2.79	(0.05)	(2.04)	(2.09)
Fiscal year ended 3-31-2007	14.32	(0.02)	3.23	3.21	(0.01)	(0.61)	(0.62)
Fiscal year ended 3-31-2006	10.61	0.02[5]	3.83[5]	3.85	(0.04)	(0.10)	(0.14)
Fiscal year ended 3-31-2005	9.55	(0.07)	1.13	1.06	—	—	—
Class B Shares							
Fiscal year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Fiscal year ended 3-31-2008	15.49	(0.19)	2.56	2.37	—	(1.85)	(1.85)
Fiscal year ended 3-31-2007	13.29	(0.07)	2.88	2.81	—	(0.61)	(0.61)
Fiscal year ended 3-31-2006	9.91	(0.06)[5]	3.54[5]	3.48	—	(0.10)	(0.10)
Fiscal year ended 3-31-2005	9.01	(0.13)	1.03	0.90	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Fiscal year ended 3-31-2008	15.73	(0.14)	2.58	2.44	—	(1.90)	(1.90)
Fiscal year ended 3-31-2007	13.45	(0.08)	2.97	2.89	—	(0.61)	(0.61)
Fiscal year ended 3-31-2006	10.01	(0.06)[5]	3.60[5]	3.54	—	(0.10)	(0.10)
Fiscal year ended 3-31-2005	9.09	(0.09)	1.01	0.92	—	—	—
Class E Shares[2]							
Fiscal year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Fiscal year ended 3-31-2008[3]	16.88	0.06	2.82	2.88	(0.10)	(2.04)	(2.14)
Class I Shares							
Fiscal year ended 3-31-2009	17.77	0.10[5]	(7.00)[5]	(6.90)	—	(1.87)	(1.87)
Fiscal year ended 3-31-2008[3]	17.00	(0.03)[5]	2.98[5]	2.95	(0.14)	(2.04)	(2.18)
Class Y Shares							
Fiscal year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)
Fiscal year ended 3-31-2008	17.03	0.01	2.83	2.84	(0.08)	(2.04)	(2.12)
Fiscal year ended 3-31-2007	14.41	0.02	3.26	3.28	(0.05)	(0.61)	(0.66)
Fiscal year ended 3-31-2006	10.67	0.04[5]	3.87[5]	3.91	(0.07)	(0.10)	(0.17)
Fiscal year ended 3-31-2005	9.58	(0.04)	1.13	1.09	—	—	—
Advisor Class Shares[2]							
Fiscal year ended 3-31-2009	17.19	0.15	(6.82)	(6.67)	—	(1.88)	(1.88)
Fiscal year ended 3-31-2008	16.54	0.09	2.76	2.85	(0.16)	(2.04)	(2.20)
Fiscal year ended 3-31-2007	14.01	0.09	3.15	3.24	(0.10)	(0.61)	(0.71)
Fiscal year ended 3-31-2006	10.38	0.14[5]	3.70[5]	3.84	(0.11)	(0.10)	(0.21)
Fiscal year ended 3-31-2005	9.28	(0.01)	1.11	1.10	—	—	—

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Class is closed to investment.

(3)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(4)For the fiscal year ended March 31, 2008.

(5)Based on average weekly shares outstanding.

(6)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 8.86	-38.76%[1]	$239	1.92%	0.37%	—%	—%	112%
Fiscal year ended 3-31-2008	17.61	14.30%[1]	471	1.74%	-0.08%	—%	—%	96%
Fiscal year ended 3-31-2007	16.91	22.60%[1]	375	1.84%	-0.14%	—%	—%	74%
Fiscal year ended 3-31-2006	14.32	36.51%[1]	191	1.95%	0.24%	—%	—%	87%
Fiscal year ended 3-31-2005	10.61	11.10%[1]	64	2.22%	-0.80%	—%	—%	87%
Class B Shares								
Fiscal year ended 3-31-2009	7.83	-39.46%	10	3.07%	-0.77%	—%	—%	112%
Fiscal year ended 3-31-2008	16.01	13.16%	21	2.74%	-1.05%	—%	—%	96%
Fiscal year ended 3-31-2007	15.49	21.33%	20	2.88%	-1.15%	—%	—%	74%
Fiscal year ended 3-31-2006	13.29	35.26%	11	2.91%	-0.51%	—%	—%	87%
Fiscal year ended 3-31-2005	9.91	9.99%	6	3.06%	-1.57%	—%	—%	87%
Class C Shares								
Fiscal year ended 3-31-2009	8.01	-39.22%	16	2.69%	-0.36%	—%	—%	112%
Fiscal year ended 3-31-2008	16.27	13.36%	38	2.49%	-0.82%	—%	—%	96%
Fiscal year ended 3-31-2007	15.73	21.68%	34	2.60%	-0.87%	—%	—%	74%
Fiscal year ended 3-31-2006	13.45	35.51%	18	2.75%	-0.50%	—%	—%	87%
Fiscal year ended 3-31-2005	10.01	10.12%	7	3.06%	-1.68%	—%	—%	87%
Class E Shares[2]								
Fiscal year ended 3-31-2009	8.90	-38.43%[1]	—*	1.44%	0.79%	—%	—%	112%
Fiscal year ended 3-31-2008[3]	17.62	14.79%[1]	—*	1.43%[6]	0.26%[6]	—%	—%	96%[4]
Class I Shares								
Fiscal year ended 3-31-2009	9.00	-38.34%	45	1.31%	0.81%	—%	—%	112%
Fiscal year ended 3-31-2008[3]	17.77	15.10%	38	1.31%[6]	0.06%[6]	—%	—%	96%[4]
Class Y Shares								
Fiscal year ended 3-31-2009	8.98	-38.47%	4	1.57%	0.69%	—%	—%	112%
Fiscal year ended 3-31-2008	17.75	14.48%	7	1.55%	0.06%	—%	—%	96%
Fiscal year ended 3-31-2007	17.03	22.95%	8	1.58%	0.11%	—%	—%	74%
Fiscal year ended 3-31-2006	14.41	36.90%	4	1.68%	0.46%	—%	—%	87%
Fiscal year ended 3-31-2005	10.67	11.38%	1	1.88%	-0.47%	—%	—%	87%
Advisor Class Shares[2]								
Fiscal year ended 3-31-2009	8.64	-38.31%	—*	1.27%	1.09%	—%	—%	112%
Fiscal year ended 3-31-2008	17.19	14.86%	—*	1.22%	0.46%	—%	—%	96%
Fiscal year ended 3-31-2007	16.54	23.33%	—*	1.28%	0.55%	—%	—%	74%
Fiscal year ended 3-31-2006	14.01	37.28%	—*	1.42%	1.12%	—%	—%	87%
Fiscal year ended 3-31-2005	10.38	11.85%	—*	1.56%	-0.06%	—%	—%	87%

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 16.64	$0.16	$(3.63)	$(3.47)	$(0.16)	$ —	$(0.16)
Fiscal year ended 3-31-2008	16.18	0.20	0.97	1.17	(0.20)	(0.51)	(0.71)
Fiscal year ended 3-31-2007	15.22	0.16	0.98	1.14	(0.18)	—	(0.18)
Fiscal year ended 3-31-2006	14.00	0.15	1.21	1.36	(0.14)	—	(0.14)
Fiscal year ended 3-31-2005	13.35	0.14	0.65	0.79	(0.14)	—	(0.14)
Class B Shares							
Fiscal year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Fiscal year ended 3-31-2008	16.14	0.04	0.97	1.01	(0.04)	(0.51)	(0.55)
Fiscal year ended 3-31-2007	15.18	0.01	0.98	0.99	(0.03)	—	(0.03)
Fiscal year ended 3-31-2006	13.98	0.00	1.21	1.21	(0.01)	—	(0.01)
Fiscal year ended 3-31-2005	13.33	0.01	0.64	0.65	—*	—	—*
Class C Shares							
Fiscal year ended 3-31-2009	16.61	0.07[2]	(3.64)[2]	(3.57)	(0.06)	—	(0.06)
Fiscal year ended 3-31-2008	16.15	0.07	0.97	1.04	(0.07)	(0.51)	(0.58)
Fiscal year ended 3-31-2007	15.20	0.04	0.97	1.01	(0.06)	—	(0.06)
Fiscal year ended 3-31-2006	13.98	0.03	1.20	1.23	(0.01)	—	(0.01)
Fiscal year ended 3-31-2005	13.34	0.03	0.63	0.66	(0.02)	—	(0.02)
Class E Shares[3]							
Fiscal year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Fiscal year ended 3-31-2008[4]	16.21	0.24	0.94	1.18	(0.23)	(0.51)	(0.74)
Class I Shares							
Fiscal year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Fiscal year ended 3-31-2008[4]	16.21	0.26	0.95	1.21	(0.26)	(0.51)	(0.77)
Class Y Shares							
Fiscal year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)
Fiscal year ended 3-31-2008	16.18	0.22	0.97	1.19	(0.22)	(0.51)	(0.73)
Fiscal year ended 3-31-2007	15.22	0.18	0.98	1.16	(0.20)	—	(0.20)
Fiscal year ended 3-31-2006	14.00	0.17	1.21	1.38	(0.16)	—	(0.16)
Fiscal year ended 3-31-2005	13.35	0.17	0.65	0.82	(0.17)	—	(0.17)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Based on average weekly shares outstanding.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)For the fiscal year ended March 31, 2008.

(6)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 13.01	-20.98%[1]	$ 68	1.36%	1.12%	—%	—%	57%
Fiscal year ended 3-31-2008	16.64	7.05%[1]	63	1.38%	1.16%	—%	—%	9%
Fiscal year ended 3-31-2007	16.18	7.53%[1]	59	1.39%	1.03%	—%	—%	23%
Fiscal year ended 3-31-2006	15.22	9.71%[1]	57	1.42%	1.00%	—%	—%	49%
Fiscal year ended 3-31-2005	14.00	5.90%[1]	54	1.53%	1.02%	—%	—%	37%
Class B Shares								
Fiscal year ended 3-31-2009	12.97	-21.73%	4	2.28%	0.22%	—%	—%	57%
Fiscal year ended 3-31-2008	16.60	6.08%	3	2.30%	0.24%	—%	—%	9%
Fiscal year ended 3-31-2007	16.14	6.49%	3	2.39%	0.03%	—%	—%	23%
Fiscal year ended 3-31-2006	15.18	8.62%	2	2.41%	0.01%	—%	—%	49%
Fiscal year ended 3-31-2005	13.98	4.90%	2	2.52%	0.06%	—%	—%	37%
Class C Shares								
Fiscal year ended 3-31-2009	12.98	-21.53%	49	1.96%	0.49%	—%	—%	57%
Fiscal year ended 3-31-2008	16.61	6.27%	4	2.11%	0.42%	—%	—%	9%
Fiscal year ended 3-31-2007	16.15	6.67%	3	2.16%	0.27%	—%	—%	23%
Fiscal year ended 3-31-2006	15.20	8.80%	2	2.25%	0.21%	—%	—%	49%
Fiscal year ended 3-31-2005	13.98	4.98%	1	2.38%	0.19%	—%	—%	37%
Class E Shares[3]								
Fiscal year ended 3-31-2009	13.02	-20.77%[1]	—*	1.12%	1.38%	—%	—%	57%
Fiscal year ended 3-31-2008[4]	16.65	7.11%[1]	—*	1.15%[6]	1.39%[6]	—%	—%	9%[5]
Class I Shares								
Fiscal year ended 3-31-2009	13.01	-20.72%	—*	0.99%	1.34%	—%	—%	57%
Fiscal year ended 3-31-2008[4]	16.65	7.25%	—*	1.04%[6]	1.51%[6]	—%	—%	9%[5]
Class Y Shares								
Fiscal year ended 3-31-2009	13.01	-20.89%	38	1.24%	1.26%	—%	—%	57%
Fiscal year ended 3-31-2008	16.64	7.16%	27	1.28%	1.27%	—%	—%	9%
Fiscal year ended 3-31-2007	16.18	7.67%	28	1.26%	1.16%	—%	—%	23%
Fiscal year ended 3-31-2006	15.22	9.89%	38	1.26%	1.15%	—%	—%	49%
Fiscal year ended 3-31-2005	14.00	6.16%	44	1.30%	1.25%	—%	—%	37%

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 36.53	$ 0.02	$(21.13)	$(21.11)	$(0.03)	$(4.31)	$(4.34)
Fiscal year ended 3-31-2008	31.67	0.05[2]	8.54[2]	8.59	(0.52)	(3.21)	(3.73)
Fiscal year ended 3-31-2007	30.13	0.17[2]	4.40[2]	4.57	(0.16)	(2.87)	(3.03)
Fiscal year ended 3-31-2006	22.65	0.12	8.88	9.00	—	(1.52)	(1.52)
Fiscal year ended 3-31-2005	17.63	(0.04)	5.06	5.02	—*	—	—*
Class B Shares							
Fiscal year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Fiscal year ended 3-31-2008	29.78	(0.23)[2]	8.00[2]	7.77	(0.07)	(3.21)	(3.28)
Fiscal year ended 3-31-2007	28.57	(0.05)	4.13	4.08	—	(2.87)	(2.87)
Fiscal year ended 3-31-2006	21.72	0.03	8.34	8.37	—	(1.52)	(1.52)
Fiscal year ended 3-31-2005	17.04	(0.04)	4.72	4.68	—	—	—
Class C Shares							
Fiscal year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Fiscal year ended 3-31-2008	29.19	(0.20)[2]	7.86[2]	7.66	(0.17)	(3.21)	(3.38)
Fiscal year ended 3-31-2007	28.04	(0.03)	4.05	4.02	—	(2.87)	(2.87)
Fiscal year ended 3-31-2006	21.32	0.02	8.22	8.24	—	(1.52)	(1.52)
Fiscal year ended 3-31-2005	16.72	(0.09)	4.69	4.60	—	—	—
Class E Shares							
Fiscal year ended 3-31-2009	36.41	(0.06)[2]	(20.98)[2]	(21.04)	—	(4.21)	(4.21)
Fiscal year ended 3-31-2008[4]	32.00	0.03	7.94	7.97	(0.35)	(3.21)	(3.56)
Class I Shares							
Fiscal year ended 3-31-2009	36.74	0.03[2]	(21.19)[2]	(21.16)	(0.04)	(4.32)	(4.36)
Fiscal year ended 3-31-2008[4]	32.16	0.05[2]	8.51[2]	8.56	(0.77)	(3.21)	(3.98)
Class R Shares							
Fiscal year ended 3-31-2009	36.30	(0.05)[2]	(20.94)[2]	(20.99)	—	(4.29)	(4.29)
Fiscal year ended 3-31-2008	31.62	0.24	8.23	8.47	(0.58)	(3.21)	(3.79)
Fiscal year ended 3-31-2007	30.10	0.05[2]	4.44[2]	4.49	(0.10)	(2.87)	(2.97)
Fiscal year ended 3-31-2006[6]	26.11	0.06	3.93	3.99	—	—	—
Class Y Shares							
Fiscal year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)
Fiscal year ended 3-31-2008	31.84	0.17	8.50	8.67	(0.68)	(3.21)	(3.89)
Fiscal year ended 3-31-2007	30.27	0.21[2]	4.43[2]	4.64	(0.20)	(2.87)	(3.07)
Fiscal year ended 3-31-2006	22.70	0.24[2]	8.85[2]	9.09	—	(1.52)	(1.52)
Fiscal year ended 3-31-2005	17.66	(0.02)	5.13	5.11	(0.07)	—	(0.07)
Advisor Class Shares[3]							
Fiscal year ended 3-31-2009	36.16	0.24	(21.08)	(20.84)	(0.06)	(4.31)	(4.37)
Fiscal year ended 3-31-2008	31.48	0.26	8.43	8.69	(0.80)	(3.21)	(4.01)
Fiscal year ended 3-31-2007	29.92	0.31	4.34	4.65	(0.22)	(2.87)	(3.09)
Fiscal year ended 3-31-2006	22.45	0.13	8.86	8.99	—	(1.52)	(1.52)
Fiscal year ended 3-31-2005	17.47	(0.14)	5.14	5.00	(0.02)	—	(0.02)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Based on average weekly shares outstanding.

(3)Class is closed to investment.

(4)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5)For the fiscal year ended March 31, 2008.

(6)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(7)Annualized.

(8)For the fiscal year ended March 31, 2006.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 11.08	-56.82%[1]	$ 1,640	1.40%	-0.03%	—%	—%	191%
Fiscal year ended 3-31-2008	36.53	26.65%[1]	5,168	1.27%	0.14%	—%	—%	142%
Fiscal year ended 3-31-2007	31.67	15.47%[1]	3,360	1.31%	0.57%	—%	—%	106%
Fiscal year ended 3-31-2006	30.13	40.76%[1]	2,343	1.40%	0.73%	—%	—%	104%
Fiscal year ended 3-31-2005	22.65	28.50%[1]	895	1.55%	-0.52%	—%	—%	110%
Class B Shares								
Fiscal year ended 3-31-2009	10.08	-57.15%	117	2.19%	-0.83%	—%	—%	191%
Fiscal year ended 3-31-2008	34.27	25.64%	345	2.07%	-0.64%	—%	—%	142%
Fiscal year ended 3-31-2007	29.78	14.55%	272	2.12%	-0.24%	—%	—%	106%
Fiscal year ended 3-31-2006	28.57	39.59%	223	2.23%	-0.10%	—%	—%	104%
Fiscal year ended 3-31-2005	21.72	27.46%	110	2.39%	-1.35%	—%	—%	110%
Class C Shares								
Fiscal year ended 3-31-2009	9.75	-57.10%	539	2.10%	-0.74%	—%	—%	191%
Fiscal year ended 3-31-2008	33.47	25.72%	1,749	1.99%	-0.58%	—%	—%	142%
Fiscal year ended 3-31-2007	29.19	14.65%	1,138	2.04%	-0.16%	—%	—%	106%
Fiscal year ended 3-31-2006	28.04	39.72%	801	2.15%	-0.02%	—%	—%	104%
Fiscal year ended 3-31-2005	21.32	27.51%	312	2.31%	-1.28%	—%	—%	110%
Class E Shares								
Fiscal year ended 3-31-2009	11.16	-56.83%[1]	2	1.66%	-0.29%	2.68%	-1.31%	191%
Fiscal year ended 3-31-2008[4]	36.41	24.42%[1]	3	2.29%[7]	-1.02%[7]	—%	—%	142%[5]
Class I Shares								
Fiscal year ended 3-31-2009	11.22	-56.60%	232	1.05%	0.22%	—%	—%	191%
Fiscal year ended 3-31-2008[4]	36.74	26.14%	71	1.00%[7]	0.30%[7]	—%	—%	142%[5]
Class R Shares								
Fiscal year ended 3-31-2009	11.02	-56.86%	22	1.57%	-0.22%	—%	—%	191%
Fiscal year ended 3-31-2008	36.30	26.31%	25	1.55%	-0.22%	—%	—%	142%
Fiscal year ended 3-31-2007	31.62	15.20%	4	1.58%	0.23%	—%	—%	106%
Fiscal year ended 3-31-2006[6]	30.10	15.28%	—*	1.69%[7]	0.82%[7]	—%	—%	104%[8]
Class Y Shares								
Fiscal year ended 3-31-2009	11.17	-56.67%	278	1.20%	0.16%	1.28%	0.08%	191%
Fiscal year ended 3-31-2008	36.62	26.74%	813	1.20%	0.16%	1.26%	0.11%	142%
Fiscal year ended 3-31-2007	31.84	15.63%	311	1.20%	0.66%	1.27%	0.59%	106%
Fiscal year ended 3-31-2006	30.27	41.07%	116	1.20%	0.91%	1.35%	0.76%	104%
Fiscal year ended 3-31-2005	22.70	28.98%	21	1.20%	-0.19%	1.48%	-0.47%	110%
Advisor Class Shares[3]								
Fiscal year ended 3-31-2009	10.95	-56.62%	—*	0.97%	0.40%	—%	—%	191%
Fiscal year ended 3-31-2008	36.16	27.09%	—*	0.93%	0.52%	—%	—%	142%
Fiscal year ended 3-31-2007	31.48	15.86%	—*	0.95%	0.94%	—%	—%	106%
Fiscal year ended 3-31-2006	29.92	41.09%	—*	1.25%	0.97%	—%	—%	104%
Fiscal year ended 3-31-2005	22.45	28.63%	—*	1.47%	-0.36%	—%	—%	110%

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$19.34	$ 0.23	$(11.00)	$(10.77)	$(0.26)	$ —*	$(0.26)
Fiscal year ended 3-31-2008	26.14	0.19	(4.87)	(4.68)	(0.15)	(1.97)	(2.12)
Fiscal year ended 3-31-2007	23.11	0.10	4.05	4.15	(0.15)	(0.97)	(1.12)
Fiscal year ended 3-31-2006	18.13	0.15	5.81	5.96	(0.18)	(0.80)	(0.98)
Fiscal year ended 3-31-2005	16.99	0.15[3]	1.93[3]	2.08	(0.25)	(0.69)	(0.94)
Class B Shares							
Fiscal year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Fiscal year ended 3-31-2008	25.91	(0.08)	(4.79)	(4.87)	(0.01)	(1.88)	(1.89)
Fiscal year ended 3-31-2007	23.00	(0.09)	3.97	3.88	—	(0.97)	(0.97)
Fiscal year ended 3-31-2006	18.08	0.01	5.72	5.73	(0.01)	(0.80)	(0.81)
Fiscal year ended 3-31-2005	16.97	(0.07)[3]	1.95[3]	1.88	(0.08)	(0.69)	(0.77)
Class C Shares							
Fiscal year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Fiscal year ended 3-31-2008	26.01	0.00	(4.85)	(4.85)	(0.02)	(1.92)	(1.94)
Fiscal year ended 3-31-2007	23.04	(0.06)	4.00	3.94	—	(0.97)	(0.97)
Fiscal year ended 3-31-2006	18.10	0.03	5.73	5.76	(0.02)	(0.80)	(0.82)
Fiscal year ended 3-31-2005	16.99	0.12	1.82	1.94	(0.14)	(0.69)	(0.83)
Class E Shares							
Fiscal year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Fiscal year ended 3-31-2008[2]	26.37	(0.32)[3]	(4.78)[3]	(5.10)	(0.03)	(1.88)	(1.91)
Class I Shares							
Fiscal year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Fiscal year ended 3-31-2008[2]	26.38	0.18[3]	(4.92)[3]	(4.74)	(0.24)	(1.97)	(2.21)
Class R Shares							
Fiscal year ended 3-31-2009	19.35	0.12[3]	(10.86)[3]	(10.74)	(0.29)	(0.01)	(0.30)
Fiscal year ended 3-31-2008	26.14	0.12	(4.81)	(4.69)	(0.13)	(1.97)	(2.10)
Fiscal year ended 3-31-2007	23.11	0.15	3.98	4.13	(0.13)	(0.97)	(1.10)
Fiscal year ended 3-31-2006[5]	20.55	(0.20)	2.79	2.59	(0.03)	—	(0.03)
Class Y Shares							
Fiscal year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)
Fiscal year ended 3-31-2008	26.15	0.36	(4.99)	(4.63)	(0.20)	(1.97)	(2.17)
Fiscal year ended 3-31-2007	23.12	0.23	3.97	4.20	(0.20)	(0.97)	(1.17)
Fiscal year ended 3-31-2006	18.14	0.27	5.75	6.02	(0.24)	(0.80)	(1.04)
Fiscal year ended 3-31-2005	16.99	0.26[3]	1.87[3]	2.13	(0.29)	(0.69)	(0.98)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(3)Based on average weekly shares outstanding.

(4)For the fiscal year ended March 31, 2008.

(5)For the period from December 29, 2005 (commencement of operations of the class) through March 31, 2006.

(6)Annualized.

(7)For the fiscal year ended March 31, 2006.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 8.31	-56.07%[1]	$100	1.93%	1.41%	—%	—%	42%
Fiscal year ended 3-31-2008	19.34	-18.13%[1]	253	1.67%	0.70%	—%	—%	27%
Fiscal year ended 3-31-2007	26.14	18.09%[1]	395	1.57%	0.54%	—%	—%	35%
Fiscal year ended 3-31-2006	23.11	33.53%[1]	256	1.64%	0.91%	—%	—%	35%
Fiscal year ended 3-31-2005	18.13	12.09%[1]	155	1.67%	0.95%	—%	—%	48%
Class B Shares								
Fiscal year ended 3-31-2009	8.24	-56.69%	4	3.18%	0.29%	—%	—%	42%
Fiscal year ended 3-31-2008	19.15	-18.98%	13	2.71%	-0.24%	—%	—%	27%
Fiscal year ended 3-31-2007	25.91	16.93%	22	2.57%	-0.42%	—%	—%	35%
Fiscal year ended 3-31-2006	23.00	32.19%	15	2.66%	0.01%	—%	—%	35%
Fiscal year ended 3-31-2005	18.08	10.91%	10	2.73%	-0.24%	—%	—%	48%
Class C Shares								
Fiscal year ended 3-31-2009	8.26	-56.47%	5	2.79%	0.57%	—%	—%	42%
Fiscal year ended 3-31-2008	19.22	-18.84%	13	2.50%	0.03%	—%	—%	27%
Fiscal year ended 3-31-2007	26.01	17.17%	26	2.39%	-0.28%	—%	—%	35%
Fiscal year ended 3-31-2006	23.04	32.38%	17	2.46%	0.15%	—%	—%	35%
Fiscal year ended 3-31-2005	18.10	11.21%	10	2.49%	0.14%	—%	—%	48%
Class E Shares								
Fiscal year ended 3-31-2009	8.32	-56.07%[1]	—*	2.12%	1.01%	3.33%	-0.20%	42%
Fiscal year ended 3-31-2008[2]	19.36	-19.55%[1]	—*	2.77%[6]	-1.47%[6]	—%	—%	27%[4]
Class I Shares								
Fiscal year ended 3-31-2009	8.34	-55.70%	1	1.16%	2.13%	—%	—%	42%
Fiscal year ended 3-31-2008[2]	19.43	-18.17%	1	1.17%[6]	0.75%[6]	—%	—%	27%[4]
Class R Shares								
Fiscal year ended 3-31-2009	8.31	-55.94%	—*	1.70%	1.04%	—%	—%	42%
Fiscal year ended 3-31-2008	19.35	-18.12%	—*	1.68%	0.26%	—%	—%	27%
Fiscal year ended 3-31-2007	26.14	17.98%	—*	1.68%	0.43%	—%	—%	35%
Fiscal year ended 3-31-2006[5]	23.11	12.59%	—*	1.73%[6]	-3.64%[6]	—%	—%	35%[7]
Class Y Shares								
Fiscal year ended 3-31-2009	8.31	-55.78%	54	1.39%	1.77%	—%	—%	42%
Fiscal year ended 3-31-2008	19.35	-17.89%	120	1.38%	1.19%	—%	—%	27%
Fiscal year ended 3-31-2007	26.15	18.32%	265	1.37%	0.94%	—%	—%	35%
Fiscal year ended 3-31-2006	23.12	33.86%	216	1.39%	1.27%	—%	—%	35%
Fiscal year ended 3-31-2005	18.14	12.40%	148	1.44%	1.59%	—%	—%	48%

See Accompanying Notes to Financial Statements.

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 9.84	$0.36	$(1.06)	$(0.70)	$(0.38)	$ —	$(0.38)
Fiscal year ended 3-31-2008	10.46	0.47	(0.62)	(0.15)	(0.47)	—	(0.47)
Fiscal year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Fiscal year ended 3-31-2006	10.52	0.42	(0.24)	0.18	(0.42)	—	(0.42)
Fiscal year ended 3-31-2005	10.83	0.41	(0.30)	0.11	(0.42)	—	(0.42)
Class B Shares							
Fiscal year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Fiscal year ended 3-31-2008	10.46	0.36	(0.62)	(0.26)	(0.36)	—	(0.36)
Fiscal year ended 3-31-2007	10.28	0.34	0.18	0.52	(0.34)	—	(0.34)
Fiscal year ended 3-31-2006	10.52	0.30	(0.24)	0.06	(0.30)	—	(0.30)
Fiscal year ended 3-31-2005	10.83	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Class C Shares							
Fiscal year ended 3-31-2009	9.84	0.27[2]	(1.05)[2]	(0.78)	(0.30)	—	(0.30)
Fiscal year ended 3-31-2008	10.46	0.39	(0.62)	(0.23)	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.28	0.37	0.18	0.55	(0.37)	—	(0.37)
Fiscal year ended 3-31-2006	10.52	0.31	(0.24)	0.07	(0.31)	—	(0.31)
Fiscal year ended 3-31-2005	10.83	0.27	(0.31)	(0.04)	(0.27)	—	(0.27)
Class E Shares							
Fiscal year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Fiscal year ended 3-31-2008[3]	10.46	0.43[2]	(0.62)[2]	(0.19)	(0.43)	—	(0.43)
Class I Shares							
Fiscal year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2008[3]	10.46	0.50[2]	(0.62)[2]	(0.12)	(0.50)	—	(0.50)
Class Y Shares							
Fiscal year ended 3-31-2009	9.84	0.33[2]	(1.03)[2]	(0.70)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.46	0.46[2]	(0.62)[2]	(0.16)	(0.46)	—	(0.46)
Fiscal year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Fiscal year ended 3-31-2006	10.52	0.41	(0.24)	0.17	(0.41)	—	(0.41)
Fiscal year ended 3-31-2005	10.83	0.39	(0.31)	0.08	(0.39)	—	(0.39)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Based on average weekly shares outstanding.

(3)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(4)For the fiscal year ended March 31, 2008.

(5)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

IVY BOND FUND

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 8.76	-7.22%[1]	$ 98	1.25%	3.89%	—%	—%	441%
Fiscal year ended 3-31-2008	9.84	-1.51%[1]	95	1.21%	4.57%	—%	—%	75%
Fiscal year ended 3-31-2007	10.46	6.40%[1]	64	1.20%	4.48%	—%	—%	91%
Fiscal year ended 3-31-2006	10.28	1.74%[1]	56	1.23%	4.03%	—%	—%	126%
Fiscal year ended 3-31-2005	10.52	1.04%[1]	49	1.17%	3.84%	1.43%	3.58%	200%
Class B Shares								
Fiscal year ended 3-31-2009	8.76	-8.45%	3	2.60%	2.51%	—%	—%	441%
Fiscal year ended 3-31-2008	9.84	-2.59%	2	2.31%	3.46%	—%	—%	75%
Fiscal year ended 3-31-2007	10.46	5.22%	2	2.32%	3.37%	—%	—%	91%
Fiscal year ended 3-31-2006	10.28	0.57%	1	2.38%	2.90%	—%	—%	126%
Fiscal year ended 3-31-2005	10.52	-0.23%	1	2.45%	2.63%	—%	—%	200%
Class C Shares								
Fiscal year ended 3-31-2009	8.76	-7.99%	13	2.06%	2.92%	—%	—%	441%
Fiscal year ended 3-31-2008	9.84	-2.31%	5	2.02%	3.76%	—%	—%	75%
Fiscal year ended 3-31-2007	10.46	5.48%	4	2.06%	3.62%	—%	—%	91%
Fiscal year ended 3-31-2006	10.28	0.66%	2	2.28%	3.01%	—%	—%	126%
Fiscal year ended 3-31-2005	10.52	-0.40%	1	2.59%	2.47%	—%	—%	200%
Class E Shares								
Fiscal year ended 3-31-2009	8.76	-7.37%[1]	1	1.37%	3.73%	1.77%	3.33%	441%
Fiscal year ended 3-31-2008[3]	9.84	-1.85%[1]	1	1.59%[5]	4.14%[5]	—%	—%	75%[4]
Class I Shares								
Fiscal year ended 3-31-2009	8.76	-6.88%	—*	0.88%	4.26%	—%	—%	441%
Fiscal year ended 3-31-2008[3]	9.84	-1.17%	—*	0.91%[5]	4.87%[5]	—%	—%	75%[4]
Class Y Shares								
Fiscal year ended 3-31-2009	8.76	-7.23%	1	1.19%	3.61%	1.21%	3.59%	441%
Fiscal year ended 3-31-2008	9.84	-1.60%	—*	1.34%	4.42%	—%	—%	75%
Fiscal year ended 3-31-2007	10.46	6.43%	—*	1.09%	4.60%	—%	—%	91%
Fiscal year ended 3-31-2006	10.28	1.62%	—*	1.34%	3.91%	—%	—%	126%
Fiscal year ended 3-31-2005	10.52	0.75%	—*	1.46%	3.65%	—%	—%	200%

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Loss on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009[1]	$10.00	$0.19[2]	$(0.53)[2]	$(0.34)	$(0.15)	$(0.12)	$(0.27)
Class B Shares							
Fiscal year ended 3-31-2009[1]	10.00	0.16[2]	(0.58)[2]	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Fiscal year ended 3-31-2009[1]	10.00	0.16[2]	(0.58)[2]	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Fiscal year ended 3-31-2009[1]	10.00	0.25[2]	(0.57)[2]	(0.32)	(0.17)	(0.12)	(0.29)
Class Y Shares							
Fiscal year ended 3-31-2009[1]	10.00	0.23[2]	(0.57)[2]	(0.34)	(0.15)	(0.12)	(0.27)

(1)For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009[1]	$9.39	-3.35%[3]	$32	1.01%[4]	2.87%[4]	1.56%[4]	2.32%[4]	18%
Class B Shares								
Fiscal year ended 3-31-2009[1]	9.38	-4.11%	6	1.76%[4]	1.85%[4]	2.16%[4]	1.45%[4]	18%
Class C Shares								
Fiscal year ended 3-31-2009[1]	9.38	-4.10%	13	1.74%[4]	2.03%[4]	2.17%[4]	1.61%[4]	18%
Class I Shares								
Fiscal year ended 3-31-2009[1]	9.39	-3.11%	5	0.76%[4]	2.80%[4]	1.21%[4]	2.35%[4]	18%
Class Y Shares								
Fiscal year ended 3-31-2009[1]	9.39	-3.34%	8	1.01%[4]	2.65%[4]	1.47%[4]	2.19%[4]	18%

See Accompanying Notes to Financial Statements.

IVY MORTGAGE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Fiscal year ended 3-31-2009	$ 9.62	$0.35	$(1.77)	$(1.42)	$(0.47)	$ —	$(0.47)
Fiscal year ended 3-31-2008	10.59	0.49	(0.97)	(0.48)	(0.49)	—	(0.49)
Fiscal year ended 3-31-2007	10.44	0.51	0.15	0.66	(0.51)	—	(0.51)
Fiscal year ended 3-31-2006	10.68	0.48	(0.24)	0.24	(0.48)	—	(0.48)
Fiscal year ended 3-31-2005	10.96	0.49	(0.27)	0.22	(0.49)	(0.01)	(0.50)
Class B Shares							
Fiscal year ended 3-31-2009	9.62	0.26	(1.77)	(1.51)	(0.38)	—	(0.38)
Fiscal year ended 3-31-2008	10.59	0.39	(0.97)	(0.58)	(0.39)	—	(0.39)
Fiscal year ended 3-31-2007	10.44	0.40	0.15	0.55	(0.40)	—	(0.40)
Fiscal year ended 3-31-2006	10.68	0.36	(0.24)	0.12	(0.36)	—	(0.36)
Fiscal year ended 3-31-2005	10.96	0.37	(0.27)	0.10	(0.37)	(0.01)	(0.38)
Class C Shares							
Fiscal year ended 3-31-2009	9.62	0.29	(1.77)	(1.48)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2008	10.59	0.41	(0.97)	(0.56)	(0.41)	—	(0.41)
Fiscal year ended 3-31-2007	10.44	0.42	0.15	0.57	(0.42)	—	(0.42)
Fiscal year ended 3-31-2006	10.68	0.38	(0.24)	0.14	(0.38)	—	(0.38)
Fiscal year ended 3-31-2005	10.96	0.38	(0.27)	0.11	(0.38)	(0.01)	(0.39)
Class E Shares							
Fiscal year ended 3-31-2009	9.62	0.34	(1.77)	(1.43)	(0.46)	—	(0.46)
Fiscal year ended 3-31-2008[2]	10.59	0.44	(0.97)	(0.53)	(0.44)	—	(0.44)
Class I Shares							
Fiscal year ended 3-31-2009	9.62	0.40	(1.77)	(1.37)	(0.52)	—	(0.52)
Fiscal year ended 3-31-2008[2]	10.59	0.57	(0.97)	(0.40)	(0.57)	—	(0.57)
Class Y Shares							
Fiscal year ended 3-31-2009	9.62	0.38	(1.77)	(1.39)	(0.50)	—	(0.50)
Fiscal year ended 3-31-2008	10.59	0.51	(0.97)	(0.46)	(0.51)	—	(0.51)
Fiscal year ended 3-31-2007	10.44	0.52	0.15	0.67	(0.52)	—	(0.52)
Fiscal year ended 3-31-2006	10.68	0.48	(0.24)	0.24	(0.48)	—	(0.48)
Fiscal year ended 3-31-2005	10.96	0.48	(0.27)	0.21	(0.48)	(0.01)	(0.49)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(3)For the fiscal year ended March 31, 2008.

(4)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

IVY MORTGAGE SECURITIES FUND

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Fiscal year ended 3-31-2009	$ 7.73	-15.15%[1]	$132	1.29%	4.32%	—%	—%	149%
Fiscal year ended 3-31-2008	9.62	-4.69%[1]	256	1.14%	4.80%	—%	—%	98%
Fiscal year ended 3-31-2007	10.59	6.52%[1]	278	1.14%	4.90%	—%	—%	121%
Fiscal year ended 3-31-2006	10.44	2.24%[1]	243	1.05%	4.51%	1.16%	4.40%	154%
Fiscal year ended 3-31-2005	10.68	2.12%[1]	188	0.95%	4.59%	1.23%	4.31%	200%
Class B Shares								
Fiscal year ended 3-31-2009	7.73	-16.06%	5	2.33%	3.39%	—%	—%	149%
Fiscal year ended 3-31-2008	9.62	-5.62%	11	2.11%	3.82%	—%	—%	98%
Fiscal year ended 3-31-2007	10.59	5.45%	12	2.16%	3.88%	—%	—%	121%
Fiscal year ended 3-31-2006	10.44	1.12%	11	2.16%	3.41%	—%	—%	154%
Fiscal year ended 3-31-2005	10.68	0.92%	7	2.16%	3.29%	—%	—%	200%
Class C Shares								
Fiscal year ended 3-31-2009	7.73	-15.77%	8	2.02%	3.64%	—%	—%	149%
Fiscal year ended 3-31-2008	9.62	-5.43%	17	1.92%	4.02%	—%	—%	98%
Fiscal year ended 3-31-2007	10.59	5.69%	19	1.93%	4.11%	—%	—%	121%
Fiscal year ended 3-31-2006	10.44	1.34%	19	1.93%	3.63%	—%	—%	154%
Fiscal year ended 3-31-2005	10.68	1.05%	12	2.03%	3.41%	—%	—%	200%
Class E Shares								
Fiscal year ended 3-31-2009	7.73	-15.21%[1]	—*	1.38%	3.87%	1.94%	3.31%	149%
Fiscal year ended 3-31-2008[2]	9.62	-5.20%[1]	—*	1.73%[4]	4.20%[4]	—%	—%	98%[3]
Class I Shares								
Fiscal year ended 3-31-2009	7.73	-14.70%	—*	0.79%	4.52%	—%	—%	149%
Fiscal year ended 3-31-2008[2]	9.62	-4.05%	—*	0.78%[4]	5.15%[4]	—%	—%	98%[3]
Class Y Shares								
Fiscal year ended 3-31-2009	7.73	-14.91%	3	1.02%	4.73%	—%	—%	149%
Fiscal year ended 3-31-2008	9.62	-4.57%	9	1.01%	4.93%	—%	—%	98%
Fiscal year ended 3-31-2007	10.59	6.66%	13	1.00%	5.04%	—%	—%	121%
Fiscal year ended 3-31-2006	10.44	2.26%	7	1.03%	4.53%	—%	—%	154%
Fiscal year ended 3-31-2005	10.68	1.95%	6	1.12%	4.41%	—%	—%	200%

See Accompanying Notes to Financial Statements.

Ivy Funds (amounts in thousands) MARCH 31, 2009

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Ivy Funds (the Trust) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Trust issues eighteen series of capital shares; each series represents ownership of a separate mutual fund (Fund). The investment objective(s), policies and risk factors of each Fund are described more fully in that Fund's prospectus and Statement of Additional Information. The Trust's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B, Class C, Class I and Class Y shares. Certain Funds may offer Class E and/or Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. Class II and Advisor Class shares were formerly offered by certain Funds, but are no longer available for sale. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Earnings, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have separate distribution and/or service plans. No such plan has been adopted for Class I shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service takes into consideration such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the mean between the last bid and asked price. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investments in other Funds, are valued at the net asset value at the close of each business day.

Forward currency exchange contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. The Funds, under the supervision of the Board of Trustees, evaluate the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets. As of March 31, 2009, the following Funds had aggregate investments valued at fair value (unrealized appreciation (depreciation) for futures contracts) as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Ivy Cundill Global Value Fund	$ 142,370	51.23%
Ivy European Opportunities Fund	174,430	93.57%
Ivy International Balanced Fund	103,185	54.21%
Ivy International Core Equity Fund	199,938	85.18%
Ivy International Growth Fund	100,313	78.44%
Ivy Pacific Opportunities Fund	262,810	83.79%
Ivy Balanced Fund	2,623	1.64%
Ivy Global Natural Resources Fund	520,268	18.38%
Ivy Bond Fund	29	0.02%

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized securities gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date.

Securities on a When-Issued or Delayed Delivery Basis. Each Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and

payment for securities that have been purchased by the Fund on a when-issued basis normally takes place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed-delivery basis prior to settlement of the original purchase.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments. These fees, if any, are recognized over the roll period and are included in Income from mortgage dollar rolls in the Statement of Operations. During the fiscal year ended March 31, 2009, Ivy Bond Fund and Ivy Mortgage Securities Fund engaged in this type of transaction.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Ivy Global Bond Fund invests in high-yield, non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees.

Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Each Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. As required by Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48), management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of March 31, 2009, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees' Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying investments of the deferred plan are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain of the Funds may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Recent Accounting Pronouncements. In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Trust will institute SFAS 161 during the fiscal year ending March 31, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Trust's investment manager. IICO provides investment advice, for which services it is paid a fee. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Dividend Opportunities Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Micro Cap Growth Fund	Up to $1 Billion	0.95%
	Over $1 Billion up to $2 Billion	0.93%
	Over $2 Billion up to $3 Billion	0.90%
	Over $3 Billion	0.86%
Ivy Small Cap Value Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Value Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Managed European/Pacific Fund	All levels	0.05%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Ivy Managed International Opportunities Fund	All levels	0.05%
Ivy Cundill Global Value Fund	Up to $500 Million	1.00%
	Over $500 Million up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy European Opportunities Fund	Up to $250 Million	1.00%
	Over $250 Million up to $500 Million	0.85%
	Over $500 Million	0.75%
Ivy International Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy International Core Equity Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy International Growth Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy Pacific Opportunities Fund	Up to $500 Million	1.00%
	Over $500 Million up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Global Natural Resources Fund	Up to $500 Million	1.00%
	Over $500 Million up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Real Estate Securities Fund	Up to $1 Billion	0.90%
	Over $1 Billion up to $2 Billion	0.87%
	Over $2 Billion up to $3 Billion	0.84%
	Over $3 Billion	0.80%
Ivy Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.50%
	Over $1 Billion up to $1.5 Billion	0.45%
	Over $1.5 Billion	0.40%
Ivy Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.60%
	Over $1 Billion up to $1.5 Billion	0.55%
	Over $1.5 Billion	0.50%
Ivy Mortgage Securities Fund	Up to $500 Million	0.50%
	Over $500 Million up to $1 Billion	0.45%
	Over $1 Billion up to $1.5 Billion	0.40%
	Over $1.5 Billion	0.35%

The fee is accrued daily and paid monthly.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds.

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), MacKenzie serves as subadvisor to Ivy Global Natural Resources Fund. Under an agreement between IICO and Mackenzie, Mackenzie also serves as subadvisor to Ivy Cundill Global Value Fund. Mackenzie Cundill Investment Management Ltd. (Cundill) is one of the companies that comprises The Cundill Division of Mackenzie and, under a Memorandum of Understanding with Mackenzie, serves as the investment subadvisor to, and as such provides investment advice to, and generally conducts the investment management program for, Ivy Cundill Global Value Fund. Templeton Investment Counsel, LLC (Templeton) serves as subadvisor to Ivy International Balanced Fund pursuant to an agreement with IICO. Templeton has an agreement with its affiliate, Templeton Global Advisors Limited, under which Edgerton Tucker Scott provides his services to Ivy International Balanced Fund. In addition, Templeton has an agreement with its affiliate, Franklin Advisors, Inc., under which Michael Hasenstab, Ph.D. provides his services to the Fund. Wall Street Associates serves as subadvisor to Ivy Micro Cap Growth Fund. Henderson Global Investors (North America) Inc. (HGINA) serves as subadvisor to Ivy European Opportunities Fund. Henderson Investment Management Ltd., under a subadvisory agreement with HGINA, serves as subadvisor to that Fund. Advantus Capital Management, Inc. serves as subadvisor to Ivy Real Estate Securities Fund, Ivy Bond Fund and Ivy Mortgage Securities Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs associated with retaining the subadvisors. Effective March 24, 2008, IICO serves as investment manager to Ivy Small Cap Value Fund. From February 2, 2007 to March 24, 2008, BlackRock Capital Management, Inc. served as subadvisor to Ivy Small Cap Value Fund.

Accounting Services Fees. Pursuant to a Master Fund Accounting Services Agreement, IICO provides certain accounting and pricing services for each Fund. As of March 31, 2003, IICO assigned its responsibilities under the Accounting Services Agreement to Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From $	0	to	$ 10	$ 0
From $	10	to	$ 25	$ 11.5
From $	25	to	$ 50	$ 23.1
From $	50	to	$ 100	$ 35.5
From $	100	to	$ 200	$ 48.4
From $	200	to	$ 350	$ 63.2
From $	350	to	$ 550	$ 82.5
From $	550	to	$ 750	$ 96.3
From $	750	to	$ 1,000	$ 121.6
From $1,000 and Over				$ 148.5

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WRSCO, for its services, a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From $	0	to	$ 10	$ 0
From $	10	to	$ 25	$ 5.748
From $	25	to	$ 50	$ 11.550
From $	50	to	$ 100	$ 17.748
From $	100	to	$ 200	$ 24.198
From $	200	to	$ 350	$ 31.602
From $	350	to	$ 550	$ 41.250
From $	550	to	$ 750	$ 48.150
From $	750	to	$ 1,000	$ 60.798
From $1,000 and Over				$ 74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WRSCO a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WRSCO a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived by WRSCO until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WRSCO, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee as follows: Ivy Dividend Opportunities Fund, Ivy Small Cap Value Fund, Ivy Value Fund, Ivy International Balanced Fund, Ivy Balanced Fund and Ivy Real Estate Securities Fund each pay a monthly fee of $1.5792; Ivy Bond Fund, Ivy Global Bond Fund and Ivy Mortgage Securities Fund each pay a monthly fee of $1.6958; and Ivy Micro Cap Growth Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Pacific Opportunities Fund and Ivy Global Natural Resources Fund each pay a monthly fee of $1.5042. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries.

Non-networked accounts. Each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.30%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. General. Under a Distribution and Service Plan for Class A, Class B, Class C, Class E, Class R and Class Y shares adopted by the Trust on behalf of each Fund (other than the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) and a Distribution and Service Plan for Class A, Class B, Class C, Class E and Class Y shares adopted by the Trust on behalf of the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund, each Fund may pay certain amounts pursuant to Rule 12b–1 under the Investment Company Act of 1940.

Class A Shares. Each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI (or compensate IFDI with respect to the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Each Fund may pay IFDI a service fee not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI (or compensate IFDI with respect to the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) for amounts it expends in connection with the provision of personal services to Fund shareholders and/or maintenance of shareholder accounts. Each Fund May pay IFDI a distribution

fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee, for its distribution activities for that class.

Class E Shares. Each Fund may pay IFDI a fee up to 0.25% of the Fund's average annual net assets attributable to that class, paid daily, to compensate IFDI for its costs and expenses in connection with, either directly or through others, the distribution of the Class E shares, the provision of personal services to Class E shareholders and/or maintenance of Class E shareholder accounts. The Class E Plan permits IFDI to be compensated for these Class E-related distribution activities through the distribution fee, subject to the limit contained in the Plan.

Class R Shares. Ivy Global Natural Resources Fund and Ivy Real Estate Securities Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund' attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal service to Class R shareholders and/or maintenance of Class R shareholder accounts.

Class Y Shares. Each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintenance of Class Y shareholder accounts.

As described above, the Distribution and Service Plan adopted by each Fund (other than the Ivy Managed Funds, Ivy Micro Cap Growth Fund and Ivy Global Bond Fund) provides for the payment of a fee to IFDI to reimburse IFDI for amounts expended and further provides that expenses for a period not reimbursed due to expense limitations may be carried forward to subsequent periods to be reimbursed. The amounts of these non-reimbursed expenses are set forth below:

	Class A	Class B	Class C
Ivy Dividend Opportunities Fund	$ 63	$ —	$ 18
Ivy Small Cap Value Fund	99	—*	11
Ivy Value Fund	26	—*	1
Ivy Cundill Global Value Fund	378	—*	3
Ivy European Opportunities Fund	185	—	25
Ivy International Balanced Fund	134	—*	25
Ivy International Core Equity Fund	109	1	27
Ivy International Growth Fund	213	—	6
Ivy Pacific Opportunities Fund	219	1	44
Ivy Balanced Fund	21	—*	4
Ivy Global Natural Resources Fund	965	8	344
Ivy Real Estate Securities Fund	212	—*	23
Ivy Bond Fund	38	—*	6
Ivy Mortgage Securities Fund	166	—	30

Not shown due to rounding.

The Funds have not recorded a liability for this potential reimbursement since the obligation to reimburse for these unrecovered service fees ceases upon termination of the expense reimbursement plan.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the fiscal year ended March 31, 2009, IFDI received the following amounts in sales commissions and CDSC:

| | Gross Sales Commissions | CDSC | | | |
		Class A	Class B	Class C	Class E
Ivy Dividend Opportunities Fund	$ 363	$ 2	$ 21	$ 14	$ —
Ivy Micro Cap Growth Fund	41	—	—	—	—
Ivy Small Cap Value Fund	283	1	7	1	—
Ivy Value Fund	49	3	4	—*	—
Ivy Managed European/Pacific Fund	234	—*	3	1	—
Ivy Managed International Opportunities Fund	436	—*	3	1	—
Ivy Cundill Global Value Fund	425	2	78	17	—
Ivy European Opportunities Fund	450	1	45	5	—
Ivy International Balanced Fund	411	1	22	23	—
Ivy International Core Equity Fund	400	3	12	15	—
Ivy International Growth Fund	111	—*	18	4	—
Ivy Pacific Opportunities Fund	898	1	21	7	—
Ivy Balanced Fund	127	—*	4	15	—
Ivy Global Natural Resources Fund	4,054	62	702	444	—
Ivy Real Estate Securities Fund	567	1	15	2	—
Ivy Bond Fund	148	1	6	3	—
Ivy Global Bond Fund	58	19	2	2	—
Ivy Mortgage Securities Fund	180	—*	22	8	—

Not shown due to rounding.

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2009, the following amounts were paid for such commissions:

Ivy Dividend Opportunities Fund	$ 452
Ivy Micro Cap Growth Fund	36
Ivy Small Cap Value Fund	293
Ivy Value Fund	53
Ivy Managed European/Pacific Fund	209
Ivy Managed International Opportunities Fund	391
Ivy Cundill Global Value Fund	456
Ivy European Opportunities Fund	471
Ivy International Balanced Fund	470
Ivy International Core Equity Fund	568
Ivy International Growth Fund	140
Ivy Pacific Opportunities Fund	931
Ivy Balanced Fund	239
Ivy Global Natural Resources Fund	6,186
Ivy Real Estate Securities Fund	589
Ivy Bond Fund	154
Ivy Global Bond Fund	92
Ivy Mortgage Securities Fund	194

Expense Reimbursements and/or Waivers.

IICO has voluntarily agreed to waive its management fee for those funds that it manages directly on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the fiscal year ended March 31, 2009, the following amounts were waived:

Ivy Global Bond Fund	$126

For Ivy Cundill Global Value Fund, Ivy Global Natural Resources Fund, Ivy International Core Equity Fund and Ivy Pacific Opportunities Fund, IICO has contractually agreed to reimburse a Fund's expenses, for the calendar year ended December 31, 2006, and for the following five years, to the extent necessary to ensure that the Fund's annual operating expenses, when calculated at the Fund level, do not exceed 2.50% of the Fund's average net assets (excluding 12b–1 fees and certain other expenses). During the fiscal year ended March 31, 2009, IICO did not reimburse any expenses under this agreement.

In addition, IFDI and WRSCO have voluntarily agreed to reimburse sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

Fund and Class	Expense Limitation (as a % of average net assets of each Class)
Ivy Cundill Global Value Fund, Class A	1.90 %
Ivy Cundill Global Value Fund, Class C	2.55 %
Ivy Cundill Global Value Fund, Class Y	1.20 %
Ivy Global Natural Resources Fund, Class A	1.70 %
Ivy Global Natural Resources Fund, Class C	2.40 %
Ivy Global Natural Resources Fund, Class Y	1.20 %

During the fiscal year ended March 31, 2009, IFDI reimbursed the Fund's service fees as shown:

Ivy Cundill Global Value Fund, Class Y	$ 25
Ivy Global Natural Resources Fund, Class Y	473

From August 1, 2008 through July 31, 2009, IICO, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to ensure the expenses for Ivy International Growth Fund, Class Y do not exceed the following level:

Fund and Class	Expense Limitation (as a % of average net assets of each Class)
Ivy International Growth Fund, Class Y	1.42 %

During the fiscal year ended March 31, 2009, IFDI reimbursed the Fund's fees as shown:

Ivy International Growth Fund, Class Y.	$ 2

From June 2, 2008 to July 31, 2009, IICO, IFDI and WRSCO have contractually agreed to reimburse sufficient management fees, 12b–1 and/or shareholder servicing fees to ensure the expenses for each Class of Ivy Global Bond Fund do not exceed the following levels:

Fund and Class	Expense Limitation (as a % of average net assets of each Class)
Ivy Global Bond Fund, Class A	0.99 %
Ivy Global Bond Fund, Class B	1.74 %
Ivy Global Bond Fund, Class C	1.74 %
Ivy Global Bond Fund, Class I.	0.74 %
Ivy Global Bond Fund, Class Y	0.99 %

During the fiscal year ended March 31, 2009, IFDI reimbursed the Fund's fees as shown:

Ivy Global Bond Fund, Class A.	$ 39
Ivy Global Bond Fund, Class B	4
Ivy Global Bond Fund, Class C.	9
Ivy Global Bond Fund, Class I	6
Ivy Global Bond Fund, Class Y.	8

From August 1, 2008 through July 31, 2009, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or

shareholder servicing fees to ensure that the total annual Class E operating expenses do not exceed the following levels for the specified Funds:

	Expense Limitation (as a % of average net assets of Class E
Ivy Dividend Opportunities Fund	1.37%
Ivy Cundill Global Value Fund	1.59%
Ivy International Balanced Fund	1.33%
Ivy International Core Equity Fund	1.53%
Ivy Global Natural Resources Fund	1.27%
Ivy Real Estate Securities Fund	1.67%
Ivy Bond Fund.	1.21%
Ivy Mortgage Securities Fund	1.14%

During the fiscal year ended March 31, 2009, the following amounts were reimbursed as shown:

Ivy Dividend Opportunities Fund	$ 13
Ivy Cundill Global Value Fund	3
Ivy International Balanced Fund	7
Ivy International Core Equity Fund	9
Ivy Global Natural Resources Fund	30
Ivy Real Estate Securities Fund	5
Ivy Bond Fund.	4
Ivy Mortgage Securities Fund	1

In addition, effective September 1, 2008, IFDI and WRSCO have voluntarily agreed to reimburse Class Y expenses of certain funds to ensure that Class Y expenses do not exceed Class A expenses. Ivy Managed International Opportunities Fund and Ivy Bond Fund had reimbursements that are not shown due to rounding.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2009 are shown as a receivable from affiliate on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

The Funds have adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No.157, Fair Value Measurements (FAS 157). In accordance with FAS 157, fair value is defined as the price that each Fund would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above FAS 157 fair value hierarchy levels as of March 31, 2009:

Fund	Investments	Other Financial Instruments+
Ivy Dividend Opportunities Fund		
Level One – Quoted Prices.	$ 178,837	$ —
Level Two – Other Significant Observable Inputs	18,260	—
Level Three – Significant Unobservable Inputs	—	—
Total.	$ 197,097	$ —
Ivy Micro Cap Growth Fund		
Level One – Quoted Prices.	$ 3,543	$ —
Level Two – Other Significant Observable Inputs	306	—
Level Three – Significant Unobservable Inputs	—	—
Total.	$ 3,849	$ —
Ivy Small Cap Value Fund		
Level One – Quoted Prices.	$ 111,698	$ —
Level Two – Other Significant Observable Inputs	13,614	—
Level Three – Significant Unobservable Inputs	—	—
Total.	$ 125,312	$ —
Ivy Value Fund		
Level One – Quoted Prices.	$ 37,131	$ (44)
Level Two – Other Significant Observable Inputs	1,511	—
Level Three – Significant Unobservable Inputs	—	—
Total.	$ 38,642	$ (44)
Ivy Managed European/Pacific Fund		
Level One – Quoted Prices.	$ 41,420	$ —
Level Two – Other Significant Observable Inputs	170	—
Level Three – Significant Unobservable Inputs	—	—
Total.	$ 41,590	$ —

+*Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures and forward foreign currency contracts.*

Fund (Continued)	Investments	Other Financial Instruments+
Ivy Managed International Opportunities Fund		
Level One – Quoted Prices	$ 89,467	$ —
Level Two – Other Significant Observable Inputs	252	—
Level Three – Significant Unobservable Inputs	—	—
Total	$ 89,719	$ —
Ivy Cundill Global Value Fund		
Level One – Quoted Prices	$ 115,057	$ —
Level Two – Other Significant Observable Inputs	172,513	(2,552)
Level Three – Significant Unobservable Inputs	—	—
Total	$ 287,570	$ (2,552)
Ivy European Opportunities Fund		
Level One – Quoted Prices	$ 10,000	$ —
Level Two – Other Significant Observable Inputs	178,677	—
Level Three – Significant Unobservable Inputs	—	—
Total	$ 188,677	$ —
Ivy International Balanced Fund		
Level One – Quoted Prices	$ 14,750	$ —
Level Two – Other Significant Observable Inputs	174,170	(1,602)
Level Three – Significant Unobservable Inputs	—	—
Total	$ 188,920	$ (1,602)
Ivy International Core Equity Fund		
Level One – Quoted Prices	$ 15,157	$ —
Level Two – Other Significant Observable Inputs	216,745	382
Level Three – Significant Unobservable Inputs	—	—
Total	$ 231,902	$ 382
Ivy International Growth Fund		
Level One – Quoted Prices	$ 8,764	$ —
Level Two – Other Significant Observable Inputs	120,667	(241)
Level Three – Significant Unobservable Inputs	—	—
Total	$ 129,431	$ (241)
Ivy Pacific Opportunities Fund		
Level One – Quoted Prices	$ 33,309	$ (511)
Level Two – Other Significant Observable Inputs	280,112	282
Level Three – Significant Unobservable Inputs	1,290	(585)
Total	$ 314,711	$ (814)

+*Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures and forward foreign currency contracts.*

Fund (Continued)	Investments	Other Financial Instruments+
Ivy Balanced Fund		
Level One – Quoted Prices.	$ 108,767	$ —
Level Two – Other Significant Observable Inputs	49,497	—
Level Three – Significant Unobservable Inputs	—*	—
Total	$ 158,264	$ —
Ivy Global Natural Resources Fund		
Level One – Quoted Prices.	$2,151,006	$ —
Level Two – Other Significant Observable Inputs	640,330	(2,082)
Level Three – Significant Unobservable Inputs	30,458	—
Total	$2,821,794	$ (2,082)
Ivy Real Estate Securities Fund		
Level One – Quoted Prices.	$ 152,942	$ —
Level Two – Other Significant Observable Inputs	9,729	—
Level Three – Significant Unobservable Inputs	—	—
Total	$ 162,671	$ —
Ivy Bond Fund		
Level One – Quoted Prices.	$ 206	$ 46
Level Two – Other Significant Observable Inputs	131,812	—
Level Three – Significant Unobservable Inputs	792	—
Total	$ 132,810	$ 46
Ivy Global Bond Fund		
Level One – Quoted Prices.	$ —	$ —
Level Two – Other Significant Observable Inputs	62,607	598
Level Three – Significant Unobservable Inputs	256	—
Total	$ 62,863	$ 598
Ivy Mortgage Securities Fund		
Level One – Quoted Prices.	$ —	$ (536)
Level Two – Other Significant Observable Inputs	164,632	—
Level Three – Significant Unobservable Inputs	3,610	—
Total	$ 168,242	$ (536)

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures and forward foreign currency contracts.

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

Fund	Investments	Other Financial Instruments+
Ivy Pacific Opportunities Fund		
Beginning balance 4/1/08.	$ 1,987	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	(1,850)	(34)
Net purchases (sales)	1,153	(551)
Transfers in and/or (out) of Level 3 during the period	—	—
Ending Balance 03/31/09	$ 1,290	$ (585)
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09 . . .	$ (1,850)	$ (34)
Ivy Balanced Fund		
Beginning balance 3/31/08.	$ —*	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	—*	—
Net purchases (sales)	—	—
Transfers in and/or (out) of Level 3 during the period	—*	—
Ending Balance 03/31/09	$ —*	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09 . . .	$ (23)	$ —

*Not shown due to rounding.

Fund	Investments	Other Financial Instruments+
Ivy Global Natural Resources Fund		
Beginning balance 4/1/08.	$ 27,887	$ —
Net realized gain (loss)	961	—
Net unrealized appreciation (depreciation)	2,545	—
Net purchases (sales)	(935)	—
Transfers in and/or (out) of Level 3 during the period	—	—
Ending Balance 03/31/09	$ 30,458	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09* . .	$ 2,996	$ —

*Net change in unrealized appreciation (depreciation) includes $(70) from change in accrued amortization.

Fund	Investments	Other Financial Instruments+
Ivy Bond Fund		
Beginning balance 4/1/08.	$ 2,334	$ —
Net realized gain (loss)	(297)	—
Net unrealized appreciation (depreciation)	(100)	—
Net purchases (sales)	(273)	—
Transfers in and/or (out) of Level 3 during the period	(872)	—
Ending Balance 03/31/09	$ 792	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09* . .	$ (415)	$ —

*Net change in unrealized appreciation (depreciation) includes $2 from change in accrued amortization.

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures and forward foreign currency contractss.

Fund (Continued)	Investments	Other Financial Instruments+
Ivy Global Bond Fund		
Beginning balance 4/1/08	$ —	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation).	(173)	—
Net purchases (sales).	429	—
Transfers in and/or (out) of Level 3 during the period	—	—
Ending Balance 03/31/09	$ 256	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09*. . .	$ (173)	$ —

*Net change in unrealized appreciation (depreciation) includes $—** from change in accrued amortization.

**Not shown due to rounding.

Ivy Mortgage Securities Fund		
Beginning balance 4/1/08	$ 3,765	$ —
Net realized gain (loss)	1	—
Net unrealized appreciation (depreciation).	(1,153)	—
Net purchases (sales).	(289)	—
Transfers in and/or (out) of Level 3 during the period	1,286	
Ending Balance 03/31/09	$ 3,610	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09. . . .	$ (2,368)*	$ —

*Net change in unrealized appreciation (depreciation) includes $11 from change in accrued amortization.

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures and forward foreing currency contracts.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal year ended March 31, 2009, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Ivy Dividend Opportunities Fund	$ 154,031	$ 56,972
Ivy Micro Cap Growth Fund.	3,738	141
Ivy Small Cap Value Fund	137,976	117,053
Ivy Value Fund	29,041	30,310
Ivy Managed European/Pacific Fund . . .	33,937	12,932
Ivy Managed International Opportunities Fund	63,324	16,829
Ivy Cundill Global Value Fund	172,311	215,649
Ivy European Opportunities Fund	312,923	383,511
Ivy International Balanced Fund	67,443	59,804
Ivy International Core Equity Fund	363,234	286,243
Ivy International Growth Fund	162,892	175,438
Ivy Pacific Opportunities Fund	442,514	442,019
Ivy Balanced Fund	153,679	60,182
Ivy Global Natural Resources Fund	10,822,790	11,468,511
Ivy Real Estate Securities Fund	149,434	129,560
Ivy Bond Fund.	94,803	87,704
Ivy Global Bond Fund	42,951	994
Ivy Mortgage Securities Fund	4,701	63,649

Purchases and proceeds from maturities and sales of U.S. Government securities were:

	Purchases	Sales
Ivy Balanced Fund	$ —	$ 522
Ivy Bond Fund.	414,899	391,116
Ivy Global Bond Fund	6,515	2,816
Ivy Mortgage Securities Fund	325,481	366,733

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2009 and the related net capital losses and post-October activity were as follows:

	Ivy Dividend Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
Net ordinary income	$ 1,931	$ —	$ —	$ 420	$ 2,327	$ 3,967
Distributed ordinary income	1,833	—	—	406	2,306	4,073
Undistributed ordinary income	97	—	—	41	21	—
Realized long term capital gains	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	1	2,475	2,172
Undistributed long term capital gains. . .	—	—	—	—	—	—
Tax return of capital	—	—	—	—	—	181
Post-October losses deferred	23,580	5	13,796	2,798	11,467	7,275

	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
Net ordinary income	$ 155	$ 12,517	$ 9,256	$ 3,960	$ 1,555	$ —
Distributed ordinary income	923	14,674	13,924	7,088	1,528	17,772
Undistributed ordinary income	90	—	375	322	102	—
Realized long term capital gains	—	—	1,427	—	—	—
Distributed long term capital gains	3	18,952	8,752	4,711	—	35,673
Undistributed long term capital gains. . .	—	—	—	—	—	—
Tax return of capital	—	274	—	—	—	—
Post-October losses deferred	71,319	104,368	25,307	47,903	29,793	52,835

	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Global Bond Fund	Ivy Mortgage Securities Fund
Net ordinary income	$ 1,331	$ —	$ 5,398	$ 4,560	$ 1,243	$11,820
Distributed ordinary income	1,303	248,880	5,873	4,582	978	11,943
Undistributed ordinary income	67	—	836	25	265	64
Realized long term capital gains	—	—	—	—	418	—
Distributed long term capital gains	—*	540,665	2	—	418	—
Undistributed long term capital gains. . .	—	—	—	—	—	—
Post-October losses deferred	11,436	1,095,485	47,633	2,695	206	15,425

*Not shown due to rounding.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Dividend Opportunities Fund	Ivy Small Cap Value Fund	Ivy Value Fund	Ivy Managed European/Pacific Fund	Ivy Managed International Opportunities Fund
March 31, 2017	$ 5,985	$ 20,016	$ 4,155	$ 3	$ 3

	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
March 31, 2010	$ —	$ —	$ —	$ 146,785	$ 157
March 31, 2011	—	—	—	47,214	—
March 31, 2017	16,672	49,771	35,471	8,672	31,589
Total carryover	$ 16,672	$ 49,771	$ 35,471	$ 202,671	$ 31,746

	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Mortgage Securities Fund
March 31, 2010	$ —	$ 25	$ —	$ —	$ —
March 31, 2014	—	—	—	—	165
March 31, 2015	—	—	—	336	484
March 31, 2016	—	—	—	—	902
March 31, 2017	606	483,760	6,148	2,004	6,909
Total carryover	$ 606	$ 483,785	$ 6,148	$ 2,340	$ 8,460

Ivy Developing Markets Fund was merged into Ivy Pacific Opportunities Fund as of June 16, 2003. At the time of the merger, Ivy Developing Markets Fund had capital loss carryovers available to offset future gains of the Ivy Pacific Opportunities Fund. These carryovers are limited to $157 for the period ending March 31, 2010.

Ivy International Growth Fund was merged into Ivy International Growth Fund (formerly, Ivy International Fund) as of March 27, 2006. At the time of the merger, Ivy International Growth Fund had capital loss carryovers available to offset future gains of the Ivy International Fund. These carryovers are limited to $3,234 for the period ending March 31, 2010 plus the amount of certain built-in gains realized, if any.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

At March 31, 2009, the following reclassifications were made: Ivy Dividend Opportunities Fund reclassified permanent differences relating to differing treatments of partnership income; Ivy Micro Cap Growth Fund reclassified permanent differences relating to differing treatments of net operating losses; Ivy Small Cap Value Fund reclassified permanent differences relating to differing treatments of net operating losses; Ivy Value Fund reclassified permanent differences relating to differing treatments of partnership income; Ivy Managed European/Pacific Fund reclassified permanent differences relating to differing treatments of distributions from underlying affiliated funds; Ivy Managed International Opportunities Fund reclassified permanent differences relating to differing treatments of distributions from underlying affiliated funds and return of capital; Ivy European Opportunities Fund reclassified permanent differences relating to differing treatments of PFIC transactions and return of capital; Ivy International Core Equity Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy International Growth Fund reclassified permanent differences relating to differing treatments of expired capital loss carryovers; Ivy Pacific Opportunities Fund reclassified permanent differences relating to differing treatments of net operating losses and expired capital loss carryovers; Ivy Balanced Fund reclassified permanent differences relating to differing treatments of partnership income; Ivy Global Natural Resources Fund reclassified permanent differences relating to differing treatments of net operating losses, partnership income and PFIC transactions; Ivy Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; and Ivy Mortgage Securities Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns.

6. MULTICLASS OPERATIONS

Transactions in capital stock are summarized below.

	For the fiscal year ended March 31,			
	2009		**2008**	
Ivy Dividend Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	9,915	$ 124,798	4,850	$ 81,475
Class B	507	6,136	221	3,680
Class C	4,154	48,546	678	11,355
Class E	59	818	134	2,304
Class I	325	3,526	6	100
Class Y	1,955	28,123	719	12,095
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	123	1,394	144	2,518
Class B	—	—	7	128
Class C	9	92	16	282
Class E	1	14	1	21
Class I	2	24	—*	2
Class Y	13	149	4	60
Shares redeemed:				
Class A	(5,736)	(68,671)	(2,574)	(43,339)
Class B	(273)	(3,317)	(212)	(3,556)
Class C	(1,906)	(21,102)	(419)	(6,973)
Class E	(21)	(284)	(11)	(196)
Class I	(118)	(1,212)	—	—
Class Y	(1,247)	(15,276)	(120)	(1,982)
Net increase	**7,762**	**$ 103,758**	**3,444**	**$ 57,974**

Not shown due to rounding.

	For the fiscal year ended March 31,	
	2009	
Ivy Micro Cap Growth Fund	Shares	Value
Shares issued from sale of shares:		
Class A	34	$ 3,336
Class B	2	168
Class C	1	148
Class Y	1	100
Class I	1	100
Shares issued in reinvestment of dividends and/or capital gains distribution:		
Class A	—	—
Class B	—	—
Class C	—	—
Class Y	—	—
Class I	—	—
Shares redeemed:		
Class A	(1)	(59)
Class B	—*	(6)
Class C	—	—
Class Y	—	—
Class I	—	—
Net increase	**38**	**$ 3,787**

Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Small Cap Value Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	6,391	$ 71,301	3,446	$ 52,888
Class B	126	1,337	107	1,584
Class C	466	4,985	128	1,921
Class E	—	—	6	100
Class I	38	439	48	778
Class Y	189	2,177	131	1,985
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	—	—	474	6,794
Class B	—	—	22	306
Class C	—	—	35	483
Class E	—	—	—*	6
Class I	—	—	2	31
Class Y	—	—	65	938
Shares redeemed:				
Class A	(3,710)	(41,488)	(3,327)	(50,030)
Class B	(160)	(1,705)	(234)	(3,376)
Class C	(415)	(4,481)	(315)	(4,582)
Class E	—	—	—	—
Class I	(15)	(165)	(15)	(232)
Class Y	(410)	(4,964)	(451)	(7,079)
Net increase	**2,500**	**$ 27,436**	**122**	**$ 2,515**

Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Value Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,010	$ 12,636	1,215	$ 23,306
Class B	44	582	92	1,750
Class C	161	1,887	93	1,774
Class E	—	—	5	100
Class I	—	—	5	100
Class Y	15	193	11	185
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	31	376	290	5,180
Class B	—	—	21	360
Class C	—	—	18	310
Class E	—*	1	—*	7
Class I	—*	1	—*	8
Class Y	—*	5	1	22
Shares redeemed:				
Class A	(1,197)	(15,616)	(1,727)	(31,497)
Class B	(104)	(1,406)	(162)	(2,919)
Class C	(166)	(2,032)	(154)	(2,797)
Class E	—	—	—	—
Class I	—	—	—	—
Class Y	(7)	(102)	(2)	(28)
Net decrease	**(213)**	**$ (3,475)**	**(294)**	**$ (4,139)**

Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Managed European/Pacific Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	4,178	$ 30,391	5,764	$ 63,478
Class B	74	535	159	1,743
Class C	144	986	254	2,828
Class E	—	—	20	200
Class I	—	—	20	200
Class Y	18	127	28	283
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	855	4,454	178	1,938
Class B	17	88	5	50
Class C	24	126	8	89
Class E	3	14	1	10
Class I	3	14	1	11
Class Y	5	24	1	13
Shares redeemed:				
Class A	(2,542)	(15,898)	(478)	(5,029)
Class B	(66)	(428)	(24)	(264)
Class C	(163)	(1,098)	(12)	(125)
Class E	—	—	—	—
Class I	—	—	—	—
Class Y	(6)	(36)	—	—
Net increase	2,544	$ 19,299	5,925	$ 65,425

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Managed International Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	8,369	$ 66,366	10,440	$ 111,227
Class B	192	1,593	398	4,237
Class C	272	2,147	406	4,287
Class E	—	—	20	200
Class I	—	—	20	200
Class Y	12	90	43	456
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	968	5,990	215	2,280
Class B	24	147	6	65
Class C	29	179	7	73
Class E	1	9	1	7
Class I	2	10	1	7
Class Y	3	20	1	13
Shares redeemed:				
Class A	(4,338)	(29,282)	(703)	(7,406)
Class B	(161)	(1,109)	(42)	(456)
Class C	(180)	(1,203)	(46)	(483)
Class E	—	—	—	—
Class I	—	—	—	—
Class Y	(11)	(68)	—*	(4)
Net increase	5,182	$44,889	10,767	$ 114,703

*Not shown due to rounding.

	For the fiscal year ended March 31,			
	2009		2008	
Ivy Cundill Global Value Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	4,131	$ 44,244	7,452	$ 116,197
Class B	146	1,521	275	4,131
Class C	991	9,380	1,219	18,952
Class E	9	98	31	487
Class I	442	4,125	173	2,793
Class Y	790	7,779	211	3,209
Advisor Class	—*	—*	—	—
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	79	732	3,403	48,928
Class B	—	—	258	3,631
Class C	—*	—*	813	11,392
Class E	—	—	2	34
Class I	5	44	13	188
Class Y	3	32	59	852
Advisor Class	2	19	19	277
Shares redeemed:				
Class A	(14,179)	(152,322)	(18,983)	(286,653)
Class B	(948)	(9,808)	(1,309)	(19,233)
Class C	(4,019)	(42,646)	(8,863)	(130,403)
Class E	(4)	(46)	(2)	(23)
Class I	(172)	(1,620)	(55)	(843)
Class Y	(412)	(4,293)	(583)	(8,874)
Advisor Class	(9)	(116)	(34)	(516)
Class II	—	—	(2)	(25)
Net decrease	(13,145)	$(142,877)	(15,903)	$(235,499)

*Not shown due to rounding.

	For the fiscal year ended March 31,			
	2009		2008	
Ivy European Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,213	$ 56,851	3,662	$ 150,552
Class B	55	1,345	246	9,926
Class C	111	2,732	373	14,778
Class E	—	—	3	100
Class I	637	17,722	1,434	58,674
Class Y	31	708	49	2,024
Advisor Class	3	49	3	97
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	1,344	22,503	1,143	44,135
Class B	82	1,324	113	4,191
Class C	140	2,264	142	5,317
Class E	—*	8	—*	11
Class I	323	5,390	118	4,571
Class Y	18	298	15	580
Advisor Class	3	48	3	101
Shares redeemed:				
Class A	(5,798)	(137,515)	(3,156)	(125,648)
Class B	(670)	(17,142)	(571)	(21,682)
Class C	(809)	(19,036)	(471)	(17,803)
Class E	—	—	—	—
Class I	(932)	(15,633)	(29)	(1,199)
Class Y	(53)	(1,237)	(115)	(4,619)
Advisor Class	(13)	(336)	(9)	(352)
Net increase (decrease)	(3,315)	$ (79,657)	2,953	$ 123,754

*Not shown due to rounding.

	For the fiscal year ended March 31,			
	2009		2008	
Ivy International Balanced Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	4,904	$ 63,328	5,434	$ 93,333
Class B	280	4,260	250	4,244
Class C	953	12,940	1,450	25,015
Class E	34	466	46	783
Class I	1,567	21,082	2,667	45,814
Class Y	98	1,332	200	3,389
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	1,261	14,400	769	13,166
Class B	54	607	30	519
Class C	184	2,080	102	1,744
Class E	6	68	1	25
Class I	381	4,236	97	1,654
Class Y	7	81	3	46
Shares redeemed:				
Class A	(8,663)	(105,959)	(4,313)	(73,971)
Class B	(481)	(6,180)	(193)	(3,296)
Class C	(1,632)	(19,469)	(747)	(12,642)
Class E	(9)	(99)	(1)	(13)
Class I	(1,138)	(10,971)	(12)	(203)
Class Y	(180)	(2,455)	(92)	(1,571)
Net increase (decrease)	(2,374)	$ (20,253)	5,691	$ 98,036

	For the fiscal year ended March 31,			
	2009		2008	
Ivy International Core Equity Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	10,066	$ 129,605	5,995	$ 111,517
Class B	282	3,806	311	5,340
Class C	1,614	20,174	1,251	21,399
Class E	31	417	65	1,197
Class I	2,378	25,849	1,270	23,654
Class Y	878	11,125	459	8,284
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	718	7,086	844	15,658
Class B	28	253	47	804
Class C	117	1,064	162	2,762
Class E	4	35	4	72
Class I	167	1,653	77	1,430
Class Y	46	461	25	458
Shares redeemed:				
Class A	(7,730)	(88,233)	(2,976)	(54,756)
Class B	(420)	(4,623)	(413)	(7,063)
Class C	(1,245)	(13,814)	(606)	(10,068)
Class E	(10)	(127)	(3)	(60)
Class I	(465)	(4,510)	(18)	(340)
Class Y	(375)	(4,297)	(106)	(1,893)
Advisor Class	—	—	—*	(1)
Net increase	6,084	$ 85,924	6,388	$ 118,394

*Not shown due to rounding.

	For the fiscal year ended March 31,			
	2009		2008	
Ivy International Growth Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	835	$ 23,301	789	$ 29,963
Class B	30	833	42	1,415
Class C	73	1,996	133	4,596
Class E	—	—*	3	100
Class I	266	7,783	593	22,300
Class Y	23	699	16	600
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	46	966	7	265
Class B	—*	6	—	—
Class C	4	71	—	—
Class E	—*	1	—*	—*
Class I	11	240	2	59
Class Y	1	24	—*	5
Class II	—	—	—*	1
Shares redeemed:				
Class A	(1,179)	(31,022)	(1,081)	(40,504)
Class B	(128)	(3,209)	(96)	(3,310)
Class C	(363)	(9,058)	(299)	(10,278)
Class E	—	—	—	—
Class I	(83)	(1,891)	(24)	(901)
Class Y	(23)	(595)	(68)	(2,424)
Advisor Class	—	—	—*	(1)
Class II	—	—	(9)	(327)
Net increase (decrease)	(487)	$ (9,855)	8	$ 1,559

*Not shown due to rounding.

	For the fiscal year ended March 31,			
	2009		2008	
Ivy Pacific Opportunities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,164	$ 90,572	9,852	$ 201,372
Class B	195	2,086	387	7,206
Class C	330	3,955	761	15,041
Class E	—	—	6	100
Class I	2,644	27,480	2,094	42,320
Class Y	184	2,414	260	5,567
Advisor Class	—	—	—	—
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	4,898	41,588	2,325	49,834
Class B	250	1,883	117	2,296
Class C	354	2,719	191	3,788
Class E	2	12	1	13
Class I	587	5,049	149	3,223
Class Y	79	675	39	834
Advisor Class	1	8	1	12
Shares redeemed:				
Class A	(11,804)	(139,228)	(7,611)	(151,434)
Class B	(471)	(5,089)	(477)	(8,705)
Class C	(1,067)	(11,766)	(786)	(14,352)
Class E	—	—	—	—
Class I	(422)	(4,168)	(93)	(1,857)
Class Y	(225)	(2,911)	(372)	(6,956)
Advisor Class	(2)	(21)	—	—
Net increase	2,697	$ 15,258	6,844	$ 148,302

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Balanced Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	5,610	$ 78,310	736	$ 12,611
Class B	262	3,681	52	877
Class C	7,295	101,321	144	2,471
Class E	—	—	6	100
Class I	63	829	6	100
Class Y	2,931	41,647	178	3,067
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	48	695	142	2,489
Class B	—*	6	5	88
Class C	5	63	5	94
Class E	—*	1	—*	4
Class I	—*	2	—*	5
Class Y	24	342	65	1,146
Shares redeemed:				
Class A	(4,178)	(57,174)	(766)	(13,091)
Class B	(107)	(1,500)	(33)	(573)
Class C	(3,792)	(50,871)	(94)	(1,605)
Class E	—	—	—	—
Class I	(58)	(815)	—	—
Class Y	(1,636)	(22,457)	(404)	(6,956)
Net increase	6,467	$ 94,080	42	$ 827

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Global Natural Resources Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	58,691	$1,228,279	55,612	$2,067,009
Class B	1,981	34,929	1,955	68,577
Class C	15,393	284,690	16,928	581,343
Class E	88	2,141	79	2,930
Class I	24,132	460,737	1,881	68,389
Class R	1,394	29,031	636	23,676
Class Y	15,701	311,971	14,190	528,496
Advisor Class	1	10	—*	3
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	39,332	403,157	10,279	391,527
Class B	3,095	28,905	688	24,609
Class C	14,755	133,241	3,486	121,921
Class E	56	576	5	186
Class I	3,069	31,767	114	4,374
Class R	387	3,942	32	1,236
Class Y	6,733	69,418	1,708	65,199
Advisor Class	3	32	1	37
Shares redeemed:				
Class A	(91,659)	(1,819,214)	(30,526)	(1,124,546)
Class B	(3,549)	(68,403)	(1,695)	(58,685)
Class C	(27,215)	(490,677)	(7,152)	(241,166)
Class E	(14)	(226)	(2)	(71)
Class I	(8,458)	(124,906)	(49)	(1,821)
Class R	(459)	(9,840)	(113)	(4,175)
Class Y	(19,714)	(360,105)	(3,472)	(128,331)
Advisor Class	(1)	(29)	(1)	(38)
Net increase	33,742	$ 149,426	64,584	$2,390,679

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Real Estate Securities Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	4,984	$ 80,972	3,497	$ 79,829
Class B	173	3,012	102	2,333
Class C	333	5,666	141	3,288
Class E	12	202	22	532
Class I	34	556	94	2,408
Class R	9	130	3	74
Class Y	1,295	19,401	214	4,733
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	289	3,432	1,329	26,473
Class B	3	34	62	1,224
Class C	8	87	66	1,305
Class E	1	6	2	35
Class I	2	27	7	135
Class R	—*	4	1	15
Class Y	184	2,189	675	13,488
Shares redeemed:				
Class A	(6,344)	(83,751)	(6,872)	(152,493)
Class B	(321)	(4,111)	(344)	(7,458)
Class C	(393)	(5,202)	(516)	(11,542)
Class E	(4)	(58)	(2)	(33)
Class I	(30)	(393)	(39)	(872)
Class R	—*	(5)	(1)	(22)
Class Y	(1,147)	(16,737)	(4,826)	(112,045)
Net increase (decrease)	(912)	$ 5,461	(6,385)	$(148,593)

*Not shown due to rounding.

| | For the fiscal year ended March 31, | | | |
| | 2009 | | 2008 | |
Ivy Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	5,285	$ 48,655	4,751	$ 48,475
Class B	323	2,952	143	1,467
Class C	1,702	15,393	527	5,385
Class E	74	674	83	851
Class I	7	60	19	196
Class Y	182	1,632	2	25
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	324	2,962	217	2,204
Class B	8	77	7	69
Class C	22	202	14	139
Class E	4	40	2	18
Class I	1	8	1	8
Class Y	2	13	—*	—*
Shares redeemed:				
Class A	(4,059)	(36,603)	(1,485)	(15,108)
Class B	(202)	(1,815)	(73)	(747)
Class C	(785)	(7,052)	(398)	(4,059)
Class E	(26)	(230)	(3)	(26)
Class I	(6)	(52)	(1)	(14)
Class Y	(26)	(227)	(4)	(42)
Net increase	2,830	$ 26,689	3,802	$ 38,841

*Not shown due to rounding.

	For the fiscal year ended March 31,	
	2009	
Ivy Global Bond Fund	**Shares**	**Value**
Shares issued from sale of shares:		
Class A	5,104	$ 48,927
Class B	643	6,358
Class C	1,673	16,246
Class I	527	5,256
Class Y	1,041	10,190
Shares issued in reinvestment of dividends and/or capital gains distribution:		
Class A	77	709
Class B	12	106
Class C	17	154
Class I	16	148
Class Y	17	160
Shares redeemed:		
Class A	(1,709)	(16,138)
Class B	(23)	(216)
Class C	(329)	(3,085)
Class I	(2)	(21)
Class Y	(201)	(1,951)
Net increase	**6,863**	**$ 66,843**

	For the fiscal year ended March 31,			
	2009		**2008**	
Ivy Mortgage Securities Fund	**Shares**	**Value**	**Shares**	**Value**
Shares issued from sale of shares:				
Class A	4,120	$ 36,588	9,682	$ 100,326
Class B	133	1,148	434	4,501
Class C	602	5,235	680	7,030
Class E	8	71	32	334
Class I	9	73	34	360
Class Y	253	2,355	493	5,119
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	1,117	9,731	1,210	12,454
Class B	37	321	42	431
Class C	62	535	66	684
Class E	2	15	1	9
Class I	2	14	1	13
Class Y	36	317	44	459
Shares redeemed:				
Class A	(14,682)	(127,097)	(10,536)	(108,564)
Class B	(728)	(6,271)	(400)	(4,126)
Class C	(1,297)	(11,088)	(835)	(8,610)
Class E	(5)	(45)	(2)	(23)
Class I	(8)	(65)	(9)	(96)
Class Y	(778)	(6,875)	(845)	(8,695)
Net increase (decrease)	**(11,117)**	**$ (95,038)**	**92**	**$ 1,606**

7. FORWARD FOREIGN CURRENCY CONTRACTS

Each Fund (other than the Ivy Managed Funds) may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation (depreciation) is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's loss will consist of the net amount of contractual payments that the Fund has not yet received.

As of March 31, 2009, the following Funds had open forward contracts as shown:

Fund Name	Net Unrealized Appreciation (Depreciation)	Percent of Net Assets
Ivy Cundill Global Value Fund	$(2,552)	0.92%
Ivy International Balanced Fund	(1,602)	0.84%
Ivy International Core Equity Fund	$ 382	0.16%
Ivy International Growth Fund	(241)	0.19%
Ivy Pacific Opportunities Fund	282	0.09%
Ivy Global Natural Resources Fund	(2,082)	0.07%
Ivy Global Bond Fund	598	0.93%

8. FUTURES CONTRACTS

Each Fund (other than the Ivy Managed Funds) may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. The Fund uses futures to attempt to reduce the overall risk of its investments.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are noted in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation and depreciation is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to liquidate the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

As of March 31, 2009, the following Funds had open futures contracts as shown:

Fund Name	Net Unrealized Appreciation (Depreciation)	Percent of Net Assets
Ivy Pacific Opportunities Fund	$ (38)	0.01%
Ivy Bond Fund	46	0.04%
Ivy Mortgage Securities Fund	(536)	0.36%

9. SWAPS

Each Fund (other than the Ivy Managed Funds) may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. A Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

As of March 31, 2009, there were no outstanding swap contracts.

10. COMMITMENT

In connection with Ivy Pacific Opportunities Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $1,696 if and when VAF requests such contributions or draw downs. The total commitment is limited to $5,000. At March 31, 2009, Ivy Pacific Opportunities Fund had made a total contribution of $3,304. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down.

11. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the fiscal year ended March 31, 2009 follows:

	3-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distribu-tions Received[1]	3-31-09 Share Balance	3-31-09 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	998	$14,049	$ 29,239	$ (18,098)	$ 3,502	904	$ 13,637
Ivy Pacific Opportunities Fund, Class I	1,313	19,569	4,724	(2,933)	3,081	3,087	27,783

	3-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distribu-tions Received[1]	3-31-09 Share Balance	3-31-09 Market Value
Ivy Managed International Opportunities Fund							
Ivy Pacific Opportunities Fund, Class I	591	$11,303	$ 2,772	$ (1,772)	$1,520	1,583 $	14,243
Ivy International Core Equity Fund, Class I	1,271	14,224	2,801	(1,452)	1,016	2,336	22,379
Ivy International Growth Fund, Class I	444	7,446	2,211	(1,086)	222	642	12,834
Ivy International Balanced Fund, Class I	2,698	21,520	18,215	(8,374)	3,956	3,261	31,210
Ivy European Opportunities Fund, Class I	446	8,471	9,261	(5,748)	1,721	583	8,801

	3-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distribu-tions Received	3-31-09 Share Balance	3-31-09 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[2]	500	$ 1,154	$ —	$ —	$ —	500	$ 1,290

	3-31-08 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distribu-tions Received	3-31-09 Share Balance	3-31-09 Market Value
Ivy Global Natural Resources Fund							
Domtar Corporation[2]	25,000	$46,470	$233,438	$(121,095)	$ —	—	$ —
Yingli Green Energy Holding Company Limited, ADR[2]	7,500	36,278	57,712	(43,883)	—	8,000	48,160

(1) Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.
(2) Non-income producing during the period.

12. SENIOR LOANS

A Fund invests in senior secured corporate loans either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior Loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain Senior Loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2009, there were no such unfunded commitments.

13. OPTIONS

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). Purchasing put options and writing call options may decrease a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions, for whatever reason, will be unable to meet their obligations under the terms of the transaction.

For Ivy Small Cap Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2008	—	$ —
Options written	—*	775
Options terminated in closing purchase transactions.	—*	(775)
Options exercised	—	—
Options expired	—	—
Outstanding at March 31, 2009	—	$ —

*Not shown due to rounding.

For Ivy Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2008	—*	$ 3
Options written	6	758
Options terminated in closing purchase transactions.	(3)	(474)
Options exercised	—*	(44)
Options expired	(2)	(173)
Outstanding at March 31, 2009	1	$ 70

*Not shown due to rounding.

For Ivy Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2008	—*	$ 20
Options written	1	172

	Number of Contracts	Premium Received
Options terminated in closing purchase transactions	—*	(34)
Options exercised	(1)	(87)
Options expired.	—*	(55)
Outstanding at March 31, 2009	—*	$ 16

*Not shown due to rounding.

For Ivy Pacific Opportunities Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2008	—	$ —
Options written	31,761	3,906
Options terminated in closing purchase transactions	(16,796)	(3,143)
Options exercised	—	—
Options expired.	(3,100)	(533)
Outstanding at March 31, 2009	11,865	$ 230

For Ivy Pacific Opportunities Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2008	—	$ —
Options written	31,762	6,278
Options terminated in closing purchase transactions	(94)	(4,330)
Options exercised	—	—
Options expired.	(19,800)	(952)
Outstanding at March 31, 2009	11,868	$ 996

For Ivy Global Natural Resources Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at March 31, 2008	—	$ —
Options written	30	8,038
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired.	(30)	(8,038)
Outstanding at March 31, 2009	—	$ —

14. NAME CHANGES

On June 2, 2008, Ivy Dividend Income Fund changed its name to Ivy Dividend Opportunities Fund and changed its investment objective to the provision of total return. In addition, Ivy Global Strategic Income Fund changed its name to Ivy Global Bond Fund on the same date.

15. SUBSEQUENT EVENT

Effective April 15, 2009, IICO assumed direct management of Ivy International Balanced Fund and terminated the subadvisory agreement with Templeton Investment Counsel, LLC.

The Board of Trustees and Shareholders of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Dividend Opportunities Fund, Ivy Small Cap Value Fund, Ivy Value Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Pacific Opportunities Fund, Ivy Balanced Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund, Ivy Bond Fund, and Ivy Mortgage Securities Fund, sixteen of the funds constituting Ivy Funds (the "Trust") as of March 31, 2009, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal periods in the period then ended, and the financial highlights for each of the fiscal periods presented. We have also audited the statements of assets and liabilities, including the schedules of investments, of Ivy Micro Cap Growth Fund and Ivy Global Bond Fund, two of the funds constituting the Trust as of March 31, 2009, and the related statements of operations, statements of changes in net assets, and the financial highlights for the fiscal periods from February 17, 2009 (commencement of operations) through March 31, 2009 for Ivy Micro Cap Growth Fund and from April 4, 2008 (commencement of operations) through March 31, 2009 for Ivy Global Bond Fund. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2009, by correspondence with the custodian, brokers, and transfer agent; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the funds constituting Ivy Funds as of March 31, 2009, the results of their operations for the fiscal periods then ended, the changes in their net assets for each of the fiscal periods presented, and the financial highlights for each of the fiscal periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 20, 2009

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ending March 31, 2009:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Dividend Opportunities Fund	$1,833,407	$ 1,833,407
Ivy Micro Cap Growth Fund	—	—
Ivy Small Cap Value Fund.	—	—
Ivy Value Fund	405,858	405,858
Ivy Managed European/Pacific Fund . . .	—	1,763,947
Ivy Managed International Opportunities Fund.	—	3,056,523
Ivy Cundill Global Value Fund.	453,229	2,803,178
Ivy European Opportunities Fund	—	16,114,824
Ivy International Balanced Fund	—	8,615,414
Ivy International Core Equity Fund.	—	5,620,261
Ivy International Growth Fund.	—	1,910,855
Ivy Pacific Opportunities Fund.	—	3,172,784
Ivy Balanced Fund	1,287,591	1,302,967
Ivy Global Natural Resources Fund	9,032,639	23,082,478
Ivy Real Estate Securities Fund	55,324	55,324
Ivy Bond Fund	—	—
Ivy Global Bond Fund	—	—
Ivy Mortgage Securities Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Dividend Opportunities Fund	$—
Ivy Micro Cap Growth Fund	—
Ivy Small Cap Value Fund.	—
Ivy Value Fund	610
Ivy Managed European/Pacific Fund	2,475,268
Ivy Managed International Opportunities Fund	2,171,746
Ivy Cundill Global Value Fund.	3,183
Ivy European Opportunities Fund	18,952,359
Ivy International Balanced Fund	8,752,218
Ivy International Core Equity Fund.	4,710,841
Ivy International Growth Fund.	—
Ivy Pacific Opportunities Fund.	35,672,676
Ivy Balanced Fund	184
Ivy Global Natural Resources Fund	540,665,321
Ivy Real Estate Securities Fund	1,531
Ivy Bond Fund	—
Ivy Global Bond Fund	418,215
Ivy Mortgage Securities Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. Each Fund elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Ivy Dividend Opportunities Fund.	$ —	$ —
Ivy Micro Cap Growth Fund	—	—
Ivy Small Cap Value Fund	—	—
Ivy Value Fund.	—	—
Ivy Managed European/Pacific Fund	—	—
Ivy Managed International Opportunities Fund	—	—
Ivy Cundill Global Value Fund	1,453,053	12,366,601
Ivy European Opportunities Fund	1,400,361	22,576,674
Ivy International Balanced Fund	1,048,436	12,446,858
Ivy International Core Equity Fund	725,334	9,080,085
Ivy International Growth Fund	455,361	5,302,529
Ivy Pacific Opportunities Fund	563,561	9,882,517
Ivy Balanced Fund	—	—
Ivy Global Natural Resources Fund.	6,640,991	67,094,040
Ivy Real Estate Securities Fund	—	—
Ivy Bond Fund	—	—
Ivy Global Bond Fund.	—	—
Ivy Mortgage Securities Fund	—	—

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

INVESTMENT MANAGEMENT AGREEMENT APPROVAL
Ivy Micro Cap Growth Fund

At a Meeting of the Board of Trustees of Ivy Funds (the "Trust") held on November 11 and 12, 2008, the Trustees, including all of the Trustees who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, considered and approved an amendment to the Investment Management Agreement between Ivy Investment Management Company ("IICO") and the Trust (the "Agreement") to include Ivy Micro Cap Growth Fund (the "Fund") to the Agreement, and considered and approved the Subadvisory Agreement between IICO and Wall Street Associates, LLC ("Wall Street") to permit Wall Street to serve as investment sub-adviser to the Fund (the "Subadvisory Agreement").

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discusses the various factors that the Board should consider as part of its consideration of the amendment to the Agreement and its approval of the Subadvisory Agreement (collectively, the "Agreements"), including, among other things, the nature and the quality of the services proposed to be provided by IICO and Wall Street to the Fund, the projected profitability (including any fall-out benefits) to each from their proposed relationships with the Fund, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The Board received information on the Ivy Funds VIP Micro Cap Growth Fund, a fund for which an affiliate of IICO is the named investment manager and that is sub-advised and managed day-to-day by the same portfolio managers at Wall Street that were proposed to manage the Fund. IICO advised the Board that that fund has been managed in the substantially the same fashion as is contemplated for the Fund. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

In considering the Agreements, the Board discussed the performance of the Ivy Funds VIP Micro Cap Growth Fund, including how the performance of that fund compared to relevant indices and peer funds. Although the Fund had not yet commenced operations and therefore the Board did not have specific information to examine, the Board concluded that the Fund appeared to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Fund and the cost of the services proposed to be provided by IICO and Wall Street, including as compared to other funds,

and concluded that the proposed expenses of the Fund were reasonable. However, the Board did not discuss the projected profitability of either IICO or Wall Street in managing the Fund because the Fund had not yet commenced operations, but noted that they would monitor their profitability once the Fund begins operations. The Board considered the nature, extent and quality of services proposed to be provided to the Fund by IICO and Wall Street, taking into account the investment objective and strategy of the Fund based upon their experience with IICO and management's recommendations of Wall Street, as well as the materials previously provided to the Board relating to the Fund. In addition, the Board reviewed the resources and key personnel at each of IICO and Wall Street, especially those proposed to provide investment day-to-day management services to the Fund. The Board also considered other services proposed to be provided to the Fund by IICO based upon their current experiences with IICO, such as monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO and Wall Street are reasonable, considering the quality of the services currently provided by IICO for other Ivy Funds, and, with respect to Wall Street, as reported by management on Wall Street's provision of services to the Ivy Funds VIP Micro Cap Growth Fund. The Board discussed whether IICO or Wall Street would derive any other direct or indirect benefits from serving as investment adviser and investment sub-adviser, respectively, to the Fund. In that regard, the Board considered the benefits that would accrue to each from their respective relationship with the Fund, including the fact, with respect to IICO, that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. The Board did not discuss possible economies of scale because the Fund had not commenced operations, but took note of the Fund's proposed advisory fee breakpoint schedule. After consideration of these and other factors, the Board concluded that none of IICO, Wall Street or any of their affiliates would receive any additional direct benefits that would preclude the Board from approving the Agreement with IICO of the Subadvisory Agreement for Wall Street.

The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex. The Ivy Family of Funds is comprised of the funds in Ivy Funds (18 portfolios) and Ivy Funds, Inc. (12 portfolios). The Advisors Fund Complex is comprised of each of the funds in the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios (3 portfolios) and Ivy Funds Variable Insurance Portfolios (25 portfolios).

Each of the individuals listed below serves as a trustee or director for each of the funds within the Ivy Family of Funds. Jarold W. Boettcher, Eleanor B. Schwartz, Joseph Harroz, Jr. and Henry J. Herrmann also serve as trustees of each of the funds in the Advisors Fund Complex. Each Trustee serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

A Trustee is considered by Ivy Funds and its counsel to be an "interested person" of the Funds or of their investment manager by virtue of his or her employment by Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries. The other Trustees (more than a majority of the total number) are independent; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including Ivy Funds Distributor, Inc. (IFDI), Ivy Investment Management Company (IICO) (formerly, Waddell & Reed Ivy Investment Company), and Waddell & Reed Services Company (WRSCO).

Additional Information about Trustees

The Statement of Additional Information (SAI) for Ivy Funds (the "Trust") includes additional information about Fund Trustees. The SAI is available without charge, upon request, by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

INDEPENDENT TRUSTEES

NAME, ADDRESS and YEAR OF BIRTH	POSITIONS HELD WITH THE TRUST AND LENGTH OF SERVICE	PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS	OTHER DIRECTORSHIPS HELD
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee since 2003	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Trustee of Advisors Fund Complex (53 portfolios overseen); Member, Kansas Board of Regents (2007 to present)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee since 2003	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004); Partner, Century Bridge Partners (2007 to present); Manager, Premium Gold Foods (2007 to present)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Independent Chair since 2006 Trustee since 1998	President and Chief Operating Officer (COO) of Graymark HealthCare (medical holding company) (2008 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma School of Law (1997 to 2008)	Director of Valliance Bank NA; Trustee of Advisors Fund Complex (53 portfolios overseen); Director, Melbourne Family Support Organization (non-profit); Member, Oklahoma Foundation of Excellence (non-profit)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee since 2003	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Member/Manager, Castle Valley Ranches, LLC (ranching) (1995 to present)	Director, Thomas Foundation of Cancer Research
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Dean, Block School of Business (1980-1986), Vice Chancellor (1988-1991) and Professor of Business Administration, University of Missouri at Kansas City (1980 until 2003)	Trustee of Advisors Fund Complex (53 portfolios overseen)

NAME, ADDRESS and YEAR OF BIRTH	POSITIONS HELD WITH THE TRUST AND LENGTH OF SERVICE	PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS	OTHER DIRECTORSHIPS HELD
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee since 2003	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (18 portfolios overseen); TDAX Funds (5 portfolios overseen)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee since 2003	Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004)	None

INTERESTED TRUSTEE

NAME, ADDRESS AND YEAR OF BIRTH	POSITIONS HELD WITH THE TRUST AND LENGTH OF SERVICE	PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS	OTHER DIRECTORSHIPS HELD
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex)	Director of WDR, WRSCO and Waddell & Reed;Trustee/Director of the funds in the Advisors Complex (53 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the principal officers of Ivy Funds are:

NAME, ADDRESS AND YEAR OF BIRTH	POSITIONS HELD WITH THE TRUST AND LENGTH OF SERVICE	PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS	OTHER DIRECTORSHIPS HELD
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President since 2006 Treasurer since 2006 Principal Financial Officer since 2007 Principal Accounting Officer since 2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

NAME, ADDRESS AND YEAR OF BIRTH	POSITIONS HELD WITH THE TRUST AND LENGTH OF SERVICE	PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS	OTHER DIRECTORSHIPS HELD
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Chief Compliance Officer since 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

SHAREHOLDER MEETING RESULTS
Ivy Funds

On January 15, 2009, a joint special meeting of the shareholders of each series of Ivy Funds set forth below (Meeting) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Ivy Funds.

FUND NAME	FOR	AGAINST	ABSTAIN
Ivy Balanced Fund	4,301,172.951	71,028.640	151,134.775
Ivy Bond Fund	9,072,184.188	167,884.106	119,972.788
Ivy Cundill Global Value Fund	20,734,712.976	441,984.958	842,630.531
Ivy Dividend Opportunities Fund	8,000,953.908	215,829.770	237,656.913
Ivy European Opportunities Fund	8,377,291.525	163,669.744	252,511.851
Ivy Global Bond Fund	3,165,262.506	21,040.307	18,933.359
Ivy Global Natural Resources Fund[1]	103,802,727.716	3,092,541.182	3,607,848.378
Ivy International Balanced Fund	14,012,326.668	207,868.624	321,325.872
Ivy International Core Equity Fund	11,760,779.447	211,091.977	413,450.699
Ivy International Growth Fund	3,415,765.068	152,744.243	136,793.000
Ivy Managed European/Pacific Fund	5,406,464.047	147,394.726	154,778.608
Ivy Managed International Opportunities Fund	10,488,654.490	279,514.251	278,095.018
Ivy Mortgage Securities Fund	13,929,179.329	370,769.899	501,506.514
Ivy Pacific Opportunities Fund	21,246,314.604	478,984.681	564,959.202
Ivy Real Estate Securities Fund	16,614,663.817	274,405.158	380,376.888
Ivy Small Cap Value Fund	8,003,326.197	191,991.492	245,533.670
Ivy Value Fund	2,171,461.095	65,442.622	55,832.519

(1)The meeting for Ivy Global Natural Resources Fund was adjourned and held on March 27, 2009 with the results indicated.

On February 13, 2009, the initial shareholder of Ivy Micro Cap Growth Fund approved the reorganization.

It is anticipated that the reorganization for each series of Ivy Funds will take place in the third or fourth quarter of 2009.

ANNUAL PRIVACY NOTICE
Ivy Funds

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how Ivy Funds voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

- On the Ivy Funds' website at www.ivyfunds.com.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Ivy Funds Family

Domestic Equity Funds

Capital Appreciation Fund

Core Equity Fund

Dividend Opportunities Fund

Large Cap Growth Fund

Micro Cap Growth Fund

Mid Cap Growth Fund

Small Cap Growth Fund

Small Cap Value Fund

Value Fund

Global/International Funds

Managed European/Pacific Fund

Managed International Opportunities Fund

Cundill Global Value Fund

European Opportunities Fund

International Balanced Fund

International Core Equity Fund

International Growth Fund

Pacific Opportunities Fund

Specialty Funds

Asset Strategy Fund

Balanced Fund

Energy Fund

Global Natural Resources Fund

Real Estate Securities Fund

Science and Technology Fund

Fixed Income Funds

Bond Fund

Global Bond Fund

High Income Fund

Limited-Term Bond Fund

Money Market Fund

Mortgage Securities Fund

Municipal Bond Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.

IVY FUNDS®
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217
www.ivyfunds.com
Ivy Funds Distributor, Inc.

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ANN-IVYTRUST (3-09)